

GE Works

2011 Annual Report

CONTENTS

2011 SUMMARY

CONSOLIDATED REVENUES


(In $ billions)
2007
2008
2009
2010
2011
170
180
154
150
147
155
163
139
133
NBCU
GE ex NBCU

EARNINGS ATTRIBUTABLE TO GE


(In $ billions)
2007
2008
2009
2010
2011
22.3
17.8
10.8
12.5
14.1
20.4
15.9
9.5
11.3
NBCU
GE ex NBCU

CASH FLOW FROM OPERATING ACTIVITIES (CFOA)


(In $ billions)
2007
2008
2009
2010
2011
23.3
19.1
16.4
14.7
12.1
16.0
16.8
GECS Dividend
Industrial CFOA

FINANCIAL AND STRATEGIC HIGHLIGHTS

22%

GROWTH CONTINUES

22% increase in Operating EPS excluding impact of the preferred stock redemption, and 20% rise in Operating earnings.

$200B

RECORD INDUSTRIAL BACKLOG

Record equipment and service orders drove the backlog to a record of $200 billion.

$85B

FINANCIAL FLEXIBILITY

GE had $85 billion of cash and equivalents at year-end 2011.

70%

DIVIDEND INCREASES

GE announced two dividend increases in 2011 following two increases in 2010: a total 70% increase over the two years.

18%

INTERNATIONAL GROWTH

GE's global growth initiative helped drive 18% growth in industrial international revenue.

$18B

U.S. EXPORTS

International sales of American-made products totaled $18 billion in 2011, a $1 billion increase from 2010.

6%

R&D SPEND

GE continued its strong research and development investment with total spending at 6% of industrial revenue.

13,000

U.S. JOBS

GE has announced the creation of 13,000 jobs in the United States since 2009.

ON THE COVER

Juana I. Hoskins
Advanced Technician

GE Healthcare develops forward-thinking CT solutions from its Waukesha, Wisconsin, facility.

Note: Financial results from continuing operations unless otherwise noted.



GE Works

At GE, we put our ideas to work. Taking them off the paper, out of the lab and into the world. Engineers, scientists, teachers, leaders and doers, all sharing a belief that things can be made to work better. It's why we come to work every day. To build, power, move and cure the world. We are at work making the world work better.

Pictured, left to right:

Jeffrey R. Immelt
Chairman of the Board and Chief Executive Officer

John Krenicki, Jr.
Vice Chairman, GE and President & Chief Executive Officer, Energy Infrastructure

Keith S. Sherin
Vice Chairman, GE and Chief Financial Officer

Michael A. Neal
Vice Chairman, GE and Chairman & Chief Executive Officer, GE Capital Corp.

John G. Rice
Vice Chairman, GE and President & Chief Executive Officer, Global Growth & Operations


THE GE WORKS EQUATION
We look at what the world needs
X
A belief in a better way
+
A relentless drive to invent and build things that matter
=
A world that works better

LETTER TO SHAREOWNERS

Culture is the foundation for any successful enterprise, and ours inspires our people to improve every day. It is why GE Works.

It starts by being "mission-based." We have a relentless drive to invent things that matter: innovations that build, power, move and help cure the world. We make things that very few in the world can, but that everyone needs. This is a source of pride. To our employees and customers, it defines GE.

We build on this mission with a belief in a better way. We are constantly learning and driving best practices. We invest to train our people and develop leaders. We learn from customers, competitors, peers and each other. Because we know we can get better, we are never afraid. Competition is in our blood.

GE is a "We Company," not a "Me Company." We want people who listen more than they talk. We want leaders who build teams. Bob Santamoor represents labor; he is the Chairman of the IUE-CWA GE Aerospace Conference Board. We have worked together for years. We don't agree on everything, but we respect each other. When we meet, we talk about jobs. We need each other to be successful.

We made the decision to invest $1 billion in our Appliance business, modernizing our factories in the U.S. Our first two new products will be introduced early in 2012, with other major launches throughout the next two years. Most of our appliance product manufacturing will move back from China and Mexico to the U.S. We think we can make more money and serve our customers better. We also think this will make us a better manufacturing company in every corner of the world. But it is only possible because our designers, factory workers, managers and marketers work together. GE is a "We Company."

We are solving problems, tough problems. We are in the seventh year of a clean energy business strategy called ecomagination. Clean energy goes in and out of focus for governments and consumers. But, at GE, we are steadfast in our investing. In 2011, we had $21 billion of clean energy revenue, growing twice as fast as the Company average. Ecomagination drives growth because we are solving problems for our customers. At coal mines, from Pennsylvania to Peru, our water solutions allow customers to operate productively while achieving high environmental standards. We demonstrate every day that, through innovation, we can meet societal needs and do it profitably.

We deliver results. That is the ultimate output of a strong culture. Over the next few years, our performance will accelerate. We aim to reward investors by delivering a more valuable company and returning cash. We want to earn your trust.

We believe that culture and resiliency count in a company. At GE we have a quiet confidence in our willingness to work hard, to learn and, ultimately, to prevail. This is how we work and how we earn your trust. It is how we compete and win. GE Works.

A POSITION OF STRENGTH

GE's Operating EPS growth was 22% last year. We bought back preferred shares of stock we issued during the financial crisis and increased our dividend twice. Our stock price finished about flat, in line with the broader S&P 500 Index. We outperformed the S&P Financial and Industrial sectors—the "GE neighborhood"—which declined by 18% and 3%, respectively, in 2011.

Despite our growth, it was tough for GE to break away from investor concerns about macroeconomic risk. Investor anxiety is understandable. Europe took center stage as a source of instability. Daily headlines about Greece, Italy and the volatility of the European banks frayed nerves. And, U.S. politics and deficit concerns worried investors in the second half of 2011.

I have been CEO for ten years. In that time, we have experienced the 9/11 tragedy, Hurricane Katrina, the 2002 recession, the 2008 financial crisis, the Gulf oil spill, "Arab Spring," the Japan tsunami, and now the European crisis—quite a bit.

Today, we live in what most business commentators call a volatile world.

I would argue that when the environment is continuously unstable, it is no longer volatile. Rather, we have entered a new economic era. The emerging economies grow, while the developed world slows. Some of the world's largest economies face massive fiscal deficits and must deleverage. Interest rates are likely to stay low for extended periods. Material prices are moving higher. There is broad-based social unrest. And, it could remain this way for a long time.

I have learned that nothing is certain except for the need to have strong risk management, a lot of cash, the willingness to invest even when the future is unclear, and great people.

We have great financial strength. Between GE Capital and GE Parent, we have $85 billion of cash. And we surrounded the Company with a strong enterprise risk model that has been



THE ECONOMY IN 2012
Four things we're watching

CHINA
Will it grow?

- Transitioning to a consumer-driven economy
- Government investing in growth
- The economic engine for most of the emerging markets

EUROPE
What's the outlook?

- Do not believe European governments will allow for a "catastrophic event"
- Plan for a recession
- Committed for the long term to an important region

UNITED STATES
Will politics hurt the consumer?

- U.S. economy strengthening each day
- Could be a pleasant surprise

INFLATION
Will it derail the recovery?

- Inflation is the "wild card"
- Prepare for high inflation
- Prices have moderated in recent quarters

tested. We are restructuring our European operations to sustain our profitability at lower levels of growth.

We accelerated global and technical investments, ahead of competition, during the downturn to ensure growth in a choppy environment. We redeployed capital from NBCU to support $11 billion of Energy acquisitions, which should provide an earnings boost in 2012. We finished 2011 with $200 billion of product and service backlog, more than at any time in our history.

We also have a talented and committed team. In December, I had dinner with our Aviation supply chain leaders from around the world. I do this regularly with different operating teams. It allows me to "go deep" and understand challenges through their eyes. My dinner partners are the ones who have to meet record engine demand with high quality and low cost. They are also the leaders of our fine frontline workforce, the best in the world. They understand technology, globalization, innovation and lean manufacturing. Their tough-minded, competitive attitude inspires me. I know that with our team, we will succeed in this environment.

GE Works for investors, and you should benefit from our people and our preparation. As business leaders, we cannot create the environment, but we can shape our own destiny. Today, GE has a stronger portfolio, large-scale competitive advantage, product and technology leadership, and strength in the growth markets. We are ready to compete. We are positioned to win right now.



PORTFOLIO STRATEGY
Improved portfolio positioned for a variety of outcomes
Revenue ~$150B
+ $100B of cash: 2012–2016
+ Fund growth and reward investors
Insurance 15%
GE Capital 24%
Infrastructure 41%
Plastics, Media 20%
8%
43%
34%
15%
36% Focused Leader Simple and Safe
64% High Tech Global Leader High Margin/ Returns
EARLY DECADE Transformation Begins
MID-DECADE Reposition, Simplify and Invest
GOING FORWARD Growth and Value Creation

WE HAVE BUILT A STRONGER PORTFOLIO

We have our strongest portfolio in recent history. This year, we expect to have organic growth of 5 to 10% with expanding margins. GE Capital is smaller and focused on specialty finance, particularly in mid-market segments. We expect GE Capital's earnings rebound to continue in 2012. Together, this portfolio is built to grow earnings and return cash to investors.

Our top strategic priority has been to build a strong, competitively advantaged infrastructure business that grows ahead of our peers and faster than the global GDP. Over the last decade, we have refashioned GE from an "industrial conglomerate" to an "infrastructure leader." This has been disruptive at times, but it has several advantages. Infrastructure businesses use GE's core strengths in technology, globalization and services. Infrastructure is also positioned to benefit from several long-term tailwinds, especially growth in emerging markets. Infrastructure requires scale and financial strength. Deep customer relationships, built on long-term thinking, really count.

We have diversified and strengthened our core businesses, like Energy. Historically, this business was based largely on selling one product—heavy duty gas turbines—in one market—the U.S. That kind of concentration creates volatility as markets rise and fall. Today, we have a broad Energy portfolio, including a range of gas power generation products, oil and gas technology, renewables, smart grid services, energy management technologies and controls; these products and services are sold around the world. As an energy leader, our earnings are more diversified, less volatile and should grow through the cycles. This is the same model we are using in the rest of our businesses.

We have boosted the growth rate of our infrastructure portfolio by investing in adjacencies, promising opportunities that are outside of, but closely related to, our core businesses.


GROWTH ADJACENCIES
Promising opportunities for expansion, such as in Oil & Gas and Life Sciences, are closely related to our core businesses and have helped fuel GE's growth over the last decade.
2001
$4B
2011
$39B
(Revenues)
FOCUS:
Life Sciences, Aviation Systems, Oil & Gas, Mining, Distributed Energy and Pathology, among others

I have written in the past about "bets" we have made in Aviation Systems, Life Sciences and other industries. Adjacencies have allowed us to grow $35 billion of incremental revenue in a decade, with more to come. We believe in a long-term approach to entering these fast growth segments. For instance, we have about a $4 billion position in Life Sciences that could double in the next few years. We are building strength in drug discovery, molecular medicine, bioprocess manufacturing and digital pathology. All of these segments will grow at two to three times global GDP.

GE Capital's earnings grew more than 100% in 2011. It is stronger and safer. Our Capital team has executed on every commitment it made during the financial crisis. We have reduced leverage, improved liquidity and shed assets, while growing at high margins. Commercial Real Estate, previously a major investor concern, is positioned for solid earnings growth in the future. From 2008 to 2011, GE Capital's financial performance compares favorably to most other financial services firms in the world.

Financial services have been deeply out of favor with investors. Nonetheless, there are large segments where GE Capital will lead and build upon GE's strengths. These include mid-market lending and leasing, financing in GE domains and a few other specialty finance segments. Here, we have a clear advantage over banks and can grow profitably.

GE Capital has strengthened its balance sheet immensely. Our Tier One Common Ratio is about 10%, well in excess of the levels set by financial regulators. Now, because of our financial strength and earnings power, and subject to Federal Reserve review, we expect GE Capital to resume paying a dividend this year to GE. Ultimately, the size of GE Capital depends on several factors: returns, competitive advantage, dividend capability and regulatory burdens. In the near term, GE Capital should see sustained earnings growth with good margins and lower risk.

Our goal is to have GE Capital make sense for GE investors. First and foremost, we have more liquidity and a safer profile. We believe that having the Federal Reserve as a regulator is a positive. We are winning in the marketplace. The one area that we cannot control is external "headline risk." The financial services industry is still going through transitions, and we are part of that change. Regulators, governments and rating agencies will have their say. But that doesn't change our fundamental strength. We have successfully navigated through this volatility, and we aim to create value through GE Capital.

We have the world's best infrastructure company, positioned for multi-year growth. We have a valuable specialty finance company that is safer and stronger than ever. Together we build, power, move and help cure the world.

INITIATIVES DRIVE PERFORMANCE

We aspire to drive organic growth faster than our peers, with expanding margins. We drive company-wide initiatives to achieve technical superiority, growth market leadership, service expansion based on profitable customer relationships, and operational action to achieve margin growth. For each initiative we have bold aspirations, and we utilize the GE enterprise to achieve results.

We have a full pipeline of great new products. Technical superiority is the most sustainable form of competitive advantage. We will invest $16 billion in R&D from 2010 to 2012, more than double our historical average and about



GE CAPITAL TRANSFORMATION

	Pre-Crisis	2011
TIER ONE COMMON RATIO	4%	10%
LEVERAGE	8:1	4:1
CP COVERAGE	74%	292%
DEBT RATING	AAA	AA

6% of our revenue. This has impacted our margins in the short term, but the bet is paying off.

Technology allows us to win in the market. GE Aviation and its partners are the world's largest producers of jet engines, and last year received $23 billion of orders, our biggest year in history. Together, we will launch 12 new jet engines this decade. This will result in significant future growth.

Technical strength drives growth. Based on our industry-leading technology, we will install about 40% of the wind turbines in the U.S. this year. At Healthcare, we are launching 100 new products that lower cost, improve quality and expand access. Over the next five years, GE will be dedicating $1 billion to the development of new cancer solutions. In Transportation, we are building six new rail platforms that capitalize on global growth. We have launched new businesses in solar energy and power management.

Technology adds value to our acquisitions. In 2007, we acquired Smith's Aerospace Group to give us a small position in aircraft avionics and energy management. Then our researchers went to work. We are building solutions for integrated power management, distributed engine control and onboard advanced computing. These technologies will help our engines be even more fuel-efficient, and allow us to develop more content on the plane. We are building novel solutions for our customers and should be in the top tier of the avionics industry by the end of the decade.

We have scale advantage in technology. We have the financial strength to make big bets. Our Global Research Center spreads ideas and lowers risks. Our technical teams execute complex projects better than anyone.

We win in growth markets. In 2012, our growth market revenues will near $40 billion, expanding by about 15%. We are a reliable, high-integrity partner and are actively investing in our leadership, capability, coverage and the supply chain.

Operating around the world is not without its challenges. There is volatility and risk. But there is also great opportunity. In the emerging markets, we've added about 1,000 infrastructure salespeople every year for the last four years. Since 2005, we have increased our senior leaders outside the United States by 50%. We are committed to serve our global customers better and faster.

Our geographic footprint is diversified. Latin America will approach $10 billion in revenue in 2012, and could double again in a few years. In Russia, we are building ventures in two important growth markets: gas power generation and diagnostic imaging equipment. In Nigeria, we are building out a comprehensive "Company-to-Country" approach to address infrastructure challenges; Nigeria should be our next billion-dollar country. In Saudi Arabia, we will invest to localize capability, better serve our customers and help the government address healthcare needs for its citizens. We are playing to win in every corner of the world.

The best global companies are developing new business models tailored for growth markets. For instance, in the next 25 years, 1.5 billion people will gain access to power, much of it "off" the electricity grid. This will result in a $16 trillion power opportunity. Today we have $5 billion of revenue in distributed energy, and our revenue should almost double in the next three years. Similarly, there are 50,000 locomotives around the world that are more than 25 years old. Replacing or retrofitting those locomotives to be more fuel-efficient is a $15 billion opportunity.

GE has deep relationships and operating advantages in growth markets. John Rice, our vice chairman, leads the initiative to win globally. I consider the development of growth markets to be the most profound economic change for this generation of GE leaders. This is a transition where GE must win.


BUILDING COMPETITIVE ADVANTAGE
Superior technology
Leadership in growth markets
Services & customer relationships
Margin expansion
Smart capital allocation


THE POWER OF THE INDUSTRIAL INTERNET
Advanced Analytics drives strong alignment with customers
90,000
flight records analyzed
~200
parameters per flight record
~18MM
parameters per month
Enhances asset utilization
Increases system performance
Drives strong alignment with customers
Facilitates securing of long-term service agreements
Provides additional revenue streams
GE90
ANALYTICS
BENEFIT

We are building mutually profitable relationships with our customers. Our service business has a $147 billion backlog and will generate $45 billion in revenue in 2012. Service is a strength for GE because we understand our products and the ways in which they are used. When we do well, our customers benefit. And we're continuing to do everything we can to increase their productivity and help them optimize their assets. That is why last year we invested so heavily in analytics, controls, monitoring and diagnostics integration. And we are building a new software center of excellence in California.

I don't see GE as a software company. However, we will lead in the productivity of our installed products and their ecosystems. This will require leadership of the "Industrial Internet," making infrastructure systems more intelligent. This will show up in more profitable Contractual Service Agreements (CSAs) and a software business that could double to $5 billion in the next few years.

Here is how it could work. The GE90 is the world's most powerful engine; it powers the Boeing 777. Each engine has 17 sensors. These sensors constantly take complete performance data from the engine. From this data, we can build sophisticated analytics that can avoid unplanned outages, provide repair data in real time, increase fuel performance and optimize fleet performance. This analytical capability, applied with domain expertise across our large fleet of engines, could save billions for our customers.

Relationships are also a critical part of what differentiates the smaller, more focused GE Capital. We decided from a strategic standpoint that we should concentrate on the industries and sectors where we have a strong competitive advantage versus banks. That's the way we think about the portfolio. Last year we helped launch a center at The Ohio State University that is dedicated to the middle market, the segment that consists of companies ranging in revenues from $10 million to $1 billion, including almost 200,000 businesses in the U.S. We have great origination capability, industry domain expertise and relationships in that segment, all of which will fuel GE Capital's recovery and growth.

Deep relationships are a competitive advantage at GE. They are long-term, and they start at the top. Our leaders spend a lot of time in the market with our customers. I chair our Service and Commercial Councils so that I can relate to our leaders, follow the metrics and understand competition. We must execute for our customers.

We aim to grow margins. Our margins were about 15% in 2011; we expect to drive them up by 50 basis points next year. We are near the top of all industrial companies, but we can get even better.

It begins with the way we think about our cost structure. In the last generation, GE and our industrial peers began a long-term trend to outsource our supply


GE ADVANTAGE
Our rejuvenated focus on process excellence and process improvement is already delivering big returns. Nearly 40 GE-wide projects currently under way will yield billions in margins over the next three years.
New product introduction
Service and Contractual Service Agreement excellence
Order to remittance
GE Capital deal conversion
Commercial excellence
Acquisition integration
Inquiry to order
Speed/ Bureaucracy

chain to other companies. This made sense in an era when labor was expensive and material was cheap. Today, our material costs are more important. So we have to control our supply chain to achieve long-term productivity.

To control our product cost, we leverage both human and technical innovation. Human innovation comes in the form of lean manufacturing. At Appliance Park, in Louisville, Kentucky, we have torn down functional silos and replaced them with a "one team" mentality. We know that one key to success is driving down manufacturing hours per unit. In some factories it takes nine hours to build a refrigerator. Our employees in Louisville are working to cut that to three hours. By revamping what was a 25-year-old dishwasher line, the Appliance Park team has reduced the time to produce by up to 68%, and the space required by more than 80%.

Our Aviation business and its sophistication—in advanced manufacturing, computer modeling, and material sciences and composites—is a great example of technical innovation. For instance, the use of different qualities of carbon fiber and resins enabled us to create unique fan blades, fan cases and components that sharply reduce engine weight compared to traditional all-metal versions. Impact-resistant properties make these fan blades extremely durable. This allows us to substantially lower engine cost and accelerate "speed to market."

In 2010, we launched an enterprise initiative called "GE Advantage" to drive operating results. We have 30 industrial projects under way, utilizing ideas from thousands of employees and targeting $2 billion of margin improvements. Our team is using classic GE tools like lean, work out and Six Sigma. Projects have big payoffs.

In our Oil & Gas business, our goal is to give customers a new business quote in a day, have a project be operational in a year, and have our equipment always available for customers' use. This would result in several hundred million dollars of benefit for our customers and GE. Our Aviation supply chain team is trying to compress the learning curve on new engines, again with a huge payoff in margins and cash, with improved customer quality.

This is the GE team, finding a better way. This is how we will become leaner and more productive. This is how we will sustain improvements in margins.

We will reward investors through smart allocation of capital. Our business model generates a lot of cash. Over the next few years, thanks to NBCU monetization, dividends from GE Capital and solid growth, we expect to have about $30 billion in available cash. This will provide us with an opportunity to reward investors while protecting us against a volatile economy.

One of our top priorities is to grow dividends. We've increased the dividend four times in the last two years, and we have a dedicated focus on increasing the GE dividend in line with future earnings. We have found that focusing on acquisitions between $1 billion and $3 billion in industries we know improves our chance for success. Don't look for any big deals in 2012. Ultimately, if you view GE as a safe growth company, with an attractive dividend yield that can invest and achieve returns well above our cost of capital, we are in a good place for investors.

Competitive advantage is about outperforming our peers, building an attractive financial profile and rewarding investors. In our chosen industries, we are ahead today. Our financial results should exceed the S&P 500, with a more valuable profile.

THE VALUE OF COMPETITIVENESS

We live in a tough era in which the public discourse, in general, is negative. I worry that the mood of the times prevents us from moving forward. American companies, particularly big companies, are vilified. There is social unrest in many corners of the world. This should not be a surprise. Our problems are difficult; when economic progress is uneven and unemployment is high, we need to work together to find a better way.

In these times, it is difficult to explain the benefits of globalization. GE is an infrastructure company. The U.S. is not investing much in infrastructure, but most other countries are. We will sell 140 heavy duty gas turbines in 2012; fewer than five will go to the U.S. So, we must sell in 120 countries; we must build global capability; we must export. In the last decade our exports have more than doubled, creating thousands of high-paying American jobs. We are consistently among America's top exporters. Are we "un-American" because we sell around the world? No. Our company, because of our great people, can win. And, that is the American spirit.

Last year, I told you that I was asked to lead the President's Council on Jobs and Competitiveness. When the President asked, and given the state of the country, I felt that saying "yes" was the right thing to do. I was honored to do so.


2012: FOCUS FOR INVESTORS
1 INDUSTRIAL GROWS 10%+ AND RETURN CASH FROM GE CAPITAL
2 BUILD SOFTWARE AND ANALYTICS CAPABILITY
3 INVEST IN GLOBAL GROWTH AND BUILD SUSTAINABLE PROCESSES
4 BEST-IN-CLASS OPERATING PERFORMANCE: GROW MARGINS
5 CAPITAL ALLOCATION: ATTRACTIVE DIVIDEND

In January, we gave our year-end report to the President. We had three key messages: the country has lost ground in relative global capability; we have multiple ways to create more jobs, but they require leadership and teamwork; and our long-term success must be built on a foundation of competitiveness. The Council delivered more than 80 specific recommendations to the President, half of which are being implemented. I know that the U.S. can and will do better in the future.

In the process of leading the Council, I learned a few things. Competitiveness comes first. As a country, we must love to compete again. As a nation, we must love to win. We simply must create more competitive structures in this country, improving areas like education, infrastructure and regulation. If we focus again on competition and innovation, I know we will win and create jobs.

Words and actions count. People in this country can work together, but only if they are properly led. It starts by solving tough problems together, like the deficit. We need to be a country of action, not just words. We need to be a country where we engage everyone, the entire team.

At GE, we like working together. We see the future as interesting, exciting and filled with opportunity. We have a better portfolio, we have invested in competitive advantage, and we have the culture of GE Works.

GE will compete. And we will win in every corner of the world. We are optimistic and ready for the future. We are proud of our company.

GE Works. For investors, this means solid earnings growth and a solid dividend foundation. For employees, it means a belief in a better way, a relentless drive to invent and build things that matter. For customers, it means more profitable solutions. And for society, GE will help create a world that works better.

Jeffrey R. Immelt
Chairman of the Board
and Chief Executive Officer
February 24, 2012



GE Model C30ACi Locomotive Assembly
Transnet Freight Rail
Pretoria, South Africa


GE
ORKS

GE works on things that matter. The best people and the best technologies taking on the toughest challenges. Finding solutions in energy, health and home, transportation and finance. Building, powering, moving and curing the world. Not just imagining. Doing. GE works.

GE Builds the World

GE builds the world by providing capital, expertise and infrastructure for a global economy. In the past year, GE Capital provided billions in financing so businesses could build and grow their operations and consumers could build their financial futures. We build appliances, lighting, power systems and other products that help millions of homes, offices, factories and retail facilities around the world work better. We aren't afraid of the future. We build it.


BUIL


DING
13

GE GeoSpring™ Hybrid Water Heater Assembly
GE Appliances
Louisville, Kentucky

Left to right:
Travis Saylor
Final Assembly Operator
Randy Barger
Replacement Operator
Kevin Moore
Final Assembly Operator



Leading from the Middle

Dan Henson (third from left), President & CEO, GE Capital, Americas, pictured with (from left to right): Bob Shearer, Lee Cooper, Scott W. Smith, Sharon Garavel, Tom Quindlen and Fritz Kohmann.

Middle market businesses lead the way in the U.S. in creating jobs and pumping life into the economy. They can't do it without funding, expertise and solid business-building advice. GE Capital is a major source of funding for the middle market, committing $122 billion in the U.S. in the past year. For example, we helped snack manufacturer Shearer's Foods, Inc. with financing. Shearer's Foods updated and expanded operations, added 359 new jobs and grew revenue to $405 million in 2011. GE works for customers—helping them build businesses, and build them better.

Photo above and right: Shearer's Foods, Millennium Manufacturing Facility, Massillon, Ohio





REBUILDING EXCELLENCE America needs investment to stay competitive, create jobs and drive economic opportunity. GE is investing more than $1 billion to transform the appliances we make, leading to the creation of 1,300 U.S. jobs. By combining design and production in one site and using lean manufacturing, we're able to bring better products to market faster and more cost-effectively, reflecting the world-class competitiveness of our U.S. facilities.



ACCESSING GE'S EXPERTISE Through Access GE, GE Capital brings a broad range of tools, resources and expertise to help customers solve their most pressing challenges and find new ways to grow. When electronic security provider ADT was looking to upgrade its fleet of full-size service vans, GE Capital helped determine the most cost-effective and fuel-efficient replacement. The deployment of the new vehicles will help ADT save more than $6 million a year and reduce CO_2 emissions 40%. This year, GE Capital will launch the Access GE online portal, a new way to deliver crucial knowledge and expertise to our customers.



POWE
ING


PN A145089 II REV C

Stephen Fitzgibbon
Mechanical Fitter I
Gorgon Tree
Subsea Control Systems
GE Oil & Gas
Aberdeen, Scotland


FIT AND DO NOT REMOVE
GASKET RETAINER
THEY ARE FULLY
PRIOR TO

GE Powers the World

GE's advanced technologies and energy solutions provide a powerful advantage for millions of people. Our technology helps to deliver a quarter of the world's electricity. We are one of the largest clean energy companies in the world. We deliver innovation that the world needs: from an integrated wind, solar and natural gas project, to smart grids that help utilities manage electricity demand, to gas engines that run on organic waste, to more accessible charging stations for electric vehicles. We don't just imagine a cleaner and more productive world. We power it.





Rod Christie (second from left), VP & GM, GE Advanced Subsea Power & Processing Systems, pictured with (from left to right): Balazs Somogyi, Gerry McCue and Neil Saunders.



PIPELINE OF INNOVATION

Competitive and environmental challenges in the oil and gas industry are driving energy producers to seek better efficiency, reliability and environmental protection. Tackling these complex challenges takes leadership, teamwork and innovation. The GE Oil & Gas team in Aberdeen, Scotland, is leading many of our technology and service solutions for the sector.

Innovations in recent years have included next-generation valves with improved nano-coatings for increased safety and reliability; pipe inspection technology; and other advances that enable oil and gas companies to produce the energy the world needs more safely, reliably and cost-effectively.



LEADERSHIP IN WIND POWER

The world needs clean, renewable energy, and wind power is a big part of the answer. GE wind turbines, among the most widely used in the world, will soon power the largest wind farm in the U.S. The Shepherds Flat project in Oregon, developed by Caithness Energy, will get its power from 338 advanced GE 2.5xl ecomagination-qualified wind turbines, which deliver greater efficiency, reliability and grid connectivity. The Shepherds Flat turbines will produce enough clean energy to power about 235,000 households.



Fast, Flexible Power Anytime

FlexAero LM6000-PH Aeroderivative Gas Turbine, being built in Houston, Texas.

To integrate more renewable resources into the power grid, the world needs a better way to obtain power when the sun isn't shining or the wind blowing. The ecomagination-qualified Flex family of products helps meet this need. The FlexEfficiency 50 Heavy Duty Gas Turbine and the FlexAero LM6000-PH Aeroderivative Gas Turbine allow for flexible, efficient and environmentally friendly power generation day or night. The FlexAero is the world's most efficient combined-cycle gas turbine in its class and will save 26 million gallons of water annually with its innovative eco-friendly technology. The first FlexEfficiency 50 plant will go online in 2015.

GE Moves the World

When the world needs a better way to get there faster, we work to make the trip safer and more cost-effective, with lower carbon emissions, too. We make the world's largest jet engine—and among the world's most efficient. We build locomotives that reduce emissions. And we provide advanced air traffic and rail freight management systems. We don't just dream of a world where people and goods travel more safely, quickly and efficiently around the globe. We move it.





GE90 Aircraft Engine Testing
GE Aviation
Peebles, Ohio



Strong Supply Chain Links

Colleen Athans (third from left), VP & GM, GE Aviation Supply Chain, pictured with (from left to right): Bob Briggs, Joe Allen, Melissa Twiningdavis and Denice Biocca.

Airlines are demanding record numbers of advanced aircraft engines, including the GEnx and LEAP, to power their next-generation fleets. Our aviation supply chain team is meeting the challenge. New manufacturing facilities in Ellisville, Mississippi, and Auburn, Alabama, will add capacity and create jobs. We are also integrating suppliers into new programs and driving big improvements in quality and delivery through a team-based culture and lean manufacturing techniques. We do all this so we can deliver a record number of aircraft engine orders with maximum cost-efficiency, productivity and quality.

Photo: GE Aviation's Evendale, Ohio, world headquarters




9352

ON TRACK FOR EXPANSION

Transnet Freight Rail (TFR), one of South Africa's largest rail freight operators, is striving to meet the growing needs of a rapidly developing region. The GE locomotive is delivering the solution. Three of our locomotives can do the work of four older models, with lower costs, better fuel efficiency and reduced emissions.

Producing the 143 locomotives ordered by TFR will be a global effort: locomotive components manufactured at GE plants in the U.S. will be fully assembled in South Africa. This will create jobs in both countries and help TFR meet the demand for reliable freight transportation.





A LEAP FORWARD IN AIRCRAFT ENGINES Airlines are purchasing new planes to update and expand their fleet while balancing high fuel costs and new international environmental standards. GE and its CFM International 50/50 joint venture partner Snecma, created the LEAP engine to meet this demand.

Ecomagination-qualified LEAP engines use the latest-generation materials and design processes to reduce weight, improve performance and lower maintenance. This means planes are more likely to take off and land on time and spend less time in the shop and more time moving passengers and cargo around the world.


CUR

GE Helps Cure the World

GE Healthcare technology is helping doctors and caregivers save nearly 3,000 lives every day and address the world's biggest healthcare challenges. GE is at work providing advanced diagnostic tools as well as systems that help researchers discover lifesaving solutions, and patient record systems that help lower costs and enhance patient care. Our technology is designed to help medical professionals detect disease earlier and treat it better. And, we're investing to create new solutions to develop groundbreaking products and processes. We see a world where cost, quality and lack of access prevent too many people from getting the healthcare they need. We're helping to cure it.



William Hunn
CT Gantry Assembly Production Associate
Optima 580 CT System
GE Healthcare
Waukesha, Wisconsin



A CLEAR PICTURE OF HEALTH

To help physicians provide patients with accurate diagnoses and targeted treatments, healthcare organizations need advanced imaging technology. GE entered into a strategic alliance with OhioHealth, a nationally recognized, not-for-profit healthcare system, to bring cutting-edge computed tomography (CT) and magnetic resonance (MR) imaging systems to patients across central Ohio. The GE Healthcare team listened to OhioHealth's needs and delivered a better way—including our Optima CT660, Optima MR450w and Discovery MR750w systems—that provide real-time, high-resolution imaging.



SOLUTIONS FOR THE PHARMA INDUSTRY

Advanced medicines create new challenges for pharmaceutical companies. GE technology is used to manufacture many of these medicines, which gives us the experience to help these companies tackle key issues such as safe and cost-effective delivery and reducing time to market. Our innovative ReadyToProcess™ single-use platform enables flexible manufacturing, faster process design and quicker changeover between production campaigns, without compromising quality or safety. Single-use technologies: an affordable solution that drives medical progress and helps save lives.

HIGH DEFINITION, LOW-DOSE SCANS

Computed tomography is widely used to help physicians detect cancers, other diseases and injuries. GE continues to work to produce CT systems that provide high image clarity for physicians and reduced patient exposure to radiation. Our Veo image reconstruction technology uses modeling and complex data analysis to enhance clinical images even at lowered doses. GE not only makes tools to help doctors, we also provide entire healthcare systems with services and technology to meet the needs of their patients.







Taking the Fight to Cancer

Yousef Alohali (second from right), Director, Clinical Education, GE Healthcare Saudi Arabia, pictured with (from left to right): Victor Delos Santos, Noor Hanifa Palala (Saudi Ministry of Health), Majed Nasser and Golnar Kamalvand.

Cancer is among the world's leading causes of death, and GE is committed to helping cure it. GE's global fight against cancer is backed by a five-year, $1 billion commitment to improve screening and diagnosis to help doctors fight cancer more effectively. In 2011, as part of this commitment and in partnership with prominent venture capitalists, GE launched a $100 million healthymagination open innovation Challenge to find the next generation of cancer diagnostic tools and treatments, starting with breast cancer. Innovations now in the pipeline include a mobile mammography device and molecular diagnostics to enable patient-specific cancer therapies. We're also bringing new weapons to the fight against breast cancer by increasing access to mammography screenings in underserved areas, like Wyoming, Saudi Arabia and China.

Photo left and above: Riyadh, Saudi Arabia


13
At GE, we aren't afraid of the future, we're building it. We're growing global leaders, investing in new technologies, developing advanced manufacturing skills, applying intelligent software to make things work smarter, and partnering with customers and communities around the globe. GE works by delivering economic growth, shareholder value and, most of all, solutions that make the world work better.

The GE Board held 15 meetings during 2011, including three meetings of the non-management directors of the Board. Each outside Board member is expected to visit at least two GE businesses without the involvement of corporate management in order to develop his or her own feel for the Company.

Board members focus on the areas that are important to shareowners—strategy, risk management, leadership development and regulatory and compliance matters. In 2011, they received briefings on a variety of issues, including capital allocation and business development, risk management, technology excellence, regulatory trends, social cost, capital market trends, service contract performance, political contributions and lobbying activities, and GE's branding, marketing and operating initiatives. At the end of the year, the Board and each of its committees conducted a thorough self-evaluation.

Directors (left to right)

Rochelle B. Lazarus[3,4]
Chairman of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide, global marketing communications company, New York, New York. Director since 2000.

Robert W. Lane[1,2]
Former Chairman of the Board and Chief Executive Officer, Deere & Company, agricultural, construction and forestry equipment, Moline, Illinois. Director since 2005.

Alan G. (A.G.) Lafley[3,5]
Former Chairman of the Board and Chief Executive Officer, Procter & Gamble Company, personal and household products, Cincinnati, Ohio. Director since 2002.

Roger S. Penske[4]
Chairman of the Board, Penske Corporation, diversified transportation company, and Penske Truck Leasing Corporation, Chairman of the Board and Chief Executive Officer, Penske Automotive Group, Inc., automotive retailer, Detroit, Michigan. Director since 1994.

Sam Nunn[2,4]
Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative, Washington, D.C. Director since 1997.

Andrea Jung[2,3]
Chairman of the Board and Chief Executive Officer, Avon Products, Inc., beauty products, New York, New York. Director since 1998.

Ann M. Fudge[4]
Former Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands, global marketing communications network, New York, New York. Director since 1999.

Ralph S. Larsen[2,3,6]
Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson, pharmaceutical, medical and consumer products, New Brunswick, New Jersey. Director since 2002.

W. Geoffrey Beattie[1,5]
President, The Woodbridge Company Limited, Toronto, Canada. Director since 2009.

James S. Tisch[5]
President and Chief Executive Officer, Loews Corporation, diversified holding company, New York, New York. Director since 2010.

Susan Hockfield[3,4]
President, Massachusetts Institute of Technology, Cambridge, Massachusetts. Director since 2006.

James J. Mulva[3,4]
Chairman of the Board and Chief Executive Officer, ConocoPhillips, international, integrated energy company, Houston, Texas. Director since 2008.

Douglas A. Warner III[1,2,3]
Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank, and Morgan Guaranty Trust Company, investment banking, New York, New York. Director since 1992.

Robert J. Swieringa[1]
Professor of Accounting and former Anne and Elmer Lindseth Dean, Johnson Graduate School of Management, Cornell University, Ithaca, New York. Director since 2002.

James I. Cash, Jr.[1,2,4]
Emeritus James E. Robison Professor of Business Administration, Harvard Graduate School of Business, Boston, Massachusetts. Director since 1997.

Jeffrey R. Immelt[4]
Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director since 2000.
(pictured on page 1)

1 Audit Committee
2 Management Development and Compensation Committee
3 Nominating and Corporate Governance Committee
4 Public Responsibilities Committee
5 Risk Committee
6 Presiding Director





TO OUR SHAREOWNERS

As Presiding Director and Chair of the Management Development and Compensation Committee of GE's Board of Directors, I write each year to share our perspective on how GE measures performance, how we motivate and reward our executives, and how we work to align both performance measurement and compensation with the interests of our shareowners. This year, I will focus on three areas: first, how the theme of our annual report, GE Works, fits with our governing philosophy and why we believe it provides an important business-building advantage; second, our commitment to developing leaders; and finally, executive compensation.

At its heart, the Board believes GE Works is about GE's most valuable asset: its people. It provides a valuable platform for the Company to talk about its defining culture and to tell the story of the impact our people make around the world. Furthermore, it serves as a powerful reminder that GE works to deliver shareholder value by offering real and sustainable solutions to the world's toughest problems.

It is a fitting way to talk about the Company, because GE has always taken a long-term view. Through its more than 130-year history, the Company has successfully weathered many economic cycles. GE has done this over and over again by fostering innovation, making smart investments, and, of course, hiring and training disciplined leaders who focus on achieving our long-term strategies.

Developing leaders has always been a hallmark of the Company, reflecting a commitment to meritocracy and a belief that when one person grows and improves, all may grow and improve—that together, we all rise. The collaborative, evolutionary nature of GE's leadership culture inspires many of our top executives to spend most or all of their careers here. This provides the Company with unparalleled domain expertise; it also creates an environment of loyalty where our leaders are deeply invested in and committed to the Company. Today, GE's senior management, under the exceptional leadership of Jeff Immelt, is a proven team that we believe is among the best in the world.

Our compensation programs are designed and operate to support our leadership culture and long-term emphasis. They are not formula-driven, nor do we reward our executives for taking outsized risks that produce short-term gains. Instead, with a mix of cash and equity and long- and short-term incentives, we reward our executives' discipline in consistently making smart decisions over the course of their careers at GE. We particularly value those individuals who have the good judgment and ability to balance risk and return and deliver long-term results for shareowners.

At the same time, we do not ignore annual performance, because we understand that if we don't turn in good short-term performance, there won't be a long term. We evaluate annual performance both in terms of executing on long-term strategies and in meeting specific annual objectives. What is critical to note, however, is that because we take the long view, good years do not result in outsized payouts.


At its heart, the Board believes GE Works is about GE's most valuable asset: its people.

Similarly, in off years, compensation appropriately considers the current year's performance, but also aligns it in the context of long-term performance. Furthermore, we measure executives' contributions to the Company's overall performance rather than focusing only on their individual business or function. We reward sustained financial and operating performance and leadership excellence. In short, we use a balanced approach, one that enables us to attract and retain the best people for the Company's long-term success.

All our investors should know that the directors of GE remain committed to working on your behalf. And we will continue to take seriously our role in ensuring that GE has the right strategies and the right people to help make the world work better.

Sincerely,

Ralph S. Larsen
Presiding Director
February 24, 2012

Contents

We also present our financial information electronically at **www.ge.com/investor**.

Management's Discussion of Financial Responsibility

We believe that great companies are built on a foundation of reliable financial information and compliance with the spirit and letter of the law. For General Electric Company, that foundation includes rigorous management oversight of, and an unyielding dedication to, controllership. The financial disclosures in this report are one product of our commitment to high-quality financial reporting. In addition, we make every effort to adopt appropriate accounting policies, we devote our full resources to ensuring that those policies are applied properly and consistently and we do our best to fairly present our financial results in a manner that is complete and understandable.

Members of our corporate leadership team review each of our businesses routinely on matters that range from overall strategy and financial performance to staffing and compliance. Our business leaders monitor financial and operating systems, enabling us to identify potential opportunities and concerns at an early stage and positioning us to respond rapidly. Our Board of Directors oversees management's business conduct, and our Audit Committee, which consists entirely of independent directors, oversees our internal control over financial reporting. We continually examine our governance practices in an effort to enhance investor trust and improve the Board's overall effectiveness. The Board and its committees annually conduct a performance self-evaluation and recommend improvements. Our Presiding Director led three meetings of non-management directors this year, helping us sharpen our full Board meetings to better cover significant topics. Compensation policies for our executives are aligned with the long-term interests of GE investors.

We strive to maintain a dynamic system of internal controls and procedures—including internal control over financial reporting—designed to ensure reliable financial recordkeeping, transparent financial reporting and disclosure, and protection of physical and intellectual property. We recruit, develop and retain a world-class financial team. Our internal audit function, including members of our Corporate Audit Staff, conducts thousands of financial, compliance and process improvement audits each year. Our Audit Committee oversees the scope and evaluates the overall results of these audits, and members of that Committee regularly attend GE Capital Board of Directors, Corporate Audit Staff and Controllership Council meetings. Our global integrity policies—"The Spirit & The Letter"—require compliance with law and policy, and pertain to such vital issues as upholding financial integrity and avoiding conflicts of interest. These integrity policies are available in 31 languages, and are provided to all of our employees, holding each of them accountable for compliance. Our strong compliance culture reinforces these efforts by requiring employees to raise any compliance concerns and by prohibiting retribution for doing so. To facilitate open and candid communication, we have designated ombudspersons throughout the Company to act as independent resources for reporting integrity or compliance concerns. We hold our directors, consultants, agents and independent contractors to the same integrity standards.

We are keenly aware of the importance of full and open presentation of our financial position and operating results, and rely for this purpose on our disclosure controls and procedures, including our Disclosure Committee, which comprises senior executives with detailed knowledge of our businesses and the related needs of our investors. We ask this committee to review our compliance with accounting and disclosure requirements, to evaluate the fairness of our financial and non-financial disclosures, and to report their findings to us. We further ensure strong disclosure by holding approximately 300 analyst and investor meetings annually.

We welcome the strong oversight of our financial reporting activities by our independent registered public accounting firm, KPMG LLP, engaged by and reporting directly to the Audit Committee. U.S. legislation requires management to report on internal control over financial reporting and for auditors to render an opinion on such controls. Our report follows and the KPMG LLP report for 2011 appears on the following page.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2011, based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report follows.

Jeff Immelt — Keith S. Sherin

JEFFREY R. IMMELT
Chairman of the Board and
Chief Executive Officer
February 24, 2012

KEITH S. SHERIN
Vice Chairman and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To Shareowners and Board of Directors of General Electric Company:

We have audited the accompanying statement of financial position of General Electric Company and consolidated affiliates ("GE") as of December 31, 2011 and 2010, and the related statements of earnings, changes in shareowners' equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited GE's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). GE management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on GE's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements appearing on pages 70, 72, 74, 76–136 and the Summary of Operating Segments table on page 42 present fairly, in all material respects, the financial position of GE as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, GE maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

As discussed in Note 1 to the consolidated financial statements, GE, in 2010, changed its method of accounting for consolidation of variable interest entities; and, in 2009, changed its method of accounting for impairment of debt securities, business combinations and noncontrolling interests.

Our audits of GE's consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages 71, 73 and 75 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual entities. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

KPMG LLP

KPMG LLP
Stamford, Connecticut
February 24, 2012

Operations

The consolidated financial statements of General Electric Company (the Company) combine the industrial manufacturing and services businesses of General Electric Company (GE) with the financial services businesses of General Electric Capital Services, Inc. (GECS or financial services). Unless otherwise indicated by the context, we use the terms "GE," "GECS" and "GECC" on the basis of consolidation described in Note 1 to the consolidated financial statements.

In the accompanying analysis of financial information, we sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission (SEC) rules. For such measures, we have provided supplemental explanations and reconciliations in the Supplemental Information section.

We present Management's Discussion of Operations in five parts: Overview of Our Earnings from 2009 through 2011, Global Risk Management, Segment Operations, Geographic Operations and Environmental Matters. Unless otherwise indicated, we refer to captions such as revenues and earnings from continuing operations attributable to the company simply as "revenues" and "earnings" throughout this Management's Discussion and Analysis. Similarly, discussion of other matters in our consolidated financial statements relates to continuing operations unless otherwise indicated.

Effective January 1, 2011, we reorganized the former Technology Infrastructure segment into three segments—Aviation, Healthcare and Transportation. The prior-period results of the Aviation, Healthcare and Transportation businesses are unaffected by this reorganization. Results for 2011 and prior periods are reported on the basis under which we managed our businesses in 2011.

On February 22, 2012, we merged our wholly-owned subsidiary, GECS, with and into GECS' wholly-owned subsidiary, GECC. The merger simplified our financial services' corporate structure by consolidating financial services entities and assets within our organization and simplifying Securities and Exchange Commission and regulatory reporting. Upon the merger, GECC became the surviving corporation and assumed all of GECS' rights and obligations and became wholly-owned directly by General Electric Company. Our financial services segment, GE Capital, will continue to comprise the continuing operations of GECC, which now includes the run-off insurance operations previously held and managed in GECS. References to GECS, GECC and the GE Capital segment in this Management's Discussion and Analysis relate to the entities or segment as they existed during 2011 and do not reflect the February 22, 2012 merger.

We supplement our GAAP net earnings and earnings per share (EPS) reporting by also reporting an operating earnings and EPS measure (non-GAAP). Operating earnings and EPS include service cost and plan amendment amortization for our principal pension plans as these costs represent expenses associated with employee benefits earned. Operating earnings and EPS exclude non-operating pension cost/income such as interest cost, expected return on plan assets and non-cash amortization of actuarial gains and losses. We believe that this reporting provides better transparency to the employee benefit costs of our principal pension plans and Company operating results.

Overview of Our Earnings from 2009 through 2011

Earnings from continuing operations attributable to the Company increased 12% in 2011 and 16% in 2010, reflecting the stabilization of overall economic conditions during the last two years, following the challenging conditions of 2009. Operating earnings (non-GAAP measure) which exclude non-operating pension costs increased 20% to $14.8 billion in 2011 compared with $12.3 billion in 2010. Operating earnings per share (non-GAAP measure) increased 15% to $1.29 in 2011 compared with $1.12 in 2010. Operating earnings per share excluding the effects of our preferred stock redemption (non-GAAP measure) increased 22% to $1.37 in 2011 compared with $1.12 in 2010. We believe that we are seeing continued signs of stabilization in much of the global economy, including in financial services, as GECS earnings from continuing operations attributable to the Company increased 113% in 2011 and 157% in 2010. Net earnings attributable to the Company increased 22% in 2011 reflecting the lack of prior year losses from discontinued operations and a 12% increase in earnings from continuing operations, after increasing 6% in 2010, as losses from discontinued operations in 2010 partially offset the 16% increase in earnings from continuing operations. We begin 2012 with a record backlog of $200 billion and expect to continue our trend of revenue and earnings growth.

Energy Infrastructure (27% and 39% of consolidated three-year revenues and total segment profit, respectively) revenues increased 16% in 2011 primarily as a result of acquisitions during 2011 and higher volume due to increased sales of services at Energy and Oil & Gas, after decreasing 8% in 2010 as the worldwide demand for new sources of power, such as wind and thermal declined with the overall economic conditions. Segment profit decreased 9% in 2011 primarily on lower productivity, driven by the wind turbines business, acquisitions and investment in our global organization and new technology, and lower prices. Segment profit increased 2% in 2010 primarily on higher prices and lower material and other costs. We continue to invest in market-leading technology and services at Energy and Oil & Gas.

Aviation (12% and 20% of consolidated three-year revenues and total segment profit, respectively) revenues and segment profit increased 7% and 6%, respectively, in 2011 and fell 6%

and 16%, respectively, in 2010. We continue to invest in market-leading technologies and services at Aviation. Aviation revenues and earnings increased in 2011 as a result of higher volume and higher prices primarily driven by increased services and equipment sales. In 2010, Aviation revenues decreased from a reduction in volume reflecting decreased commercial and military equipment sales and services. Earnings decreased as a result of lower productivity primarily due to product launch and production costs associated with the GEnx engine shipments.

Healthcare (11% and 15% of consolidated three-year revenues and total segment profit, respectively) revenues and segment profit increased 7% and 2%, respectively, in 2011 and 6% and 13%, respectively, in 2010. We continue to invest in market-leading technologies and services at Healthcare. Healthcare revenues increased over this period on increased volume from higher equipment sales and services and the effects of the weaker U.S. dollar. Healthcare earnings improved over this period on increased productivity, higher volume and the effects of the weaker U.S. dollar.

Transportation (3% and 3% of consolidated three-year revenues and total segment profit, respectively) revenues and segment profit increased 45% and more than 100%, respectively, in 2011 and fell 12% and 33%, respectively, in 2010. We continue to invest in market-leading technologies and services at Transportation. Transportation revenues improved in 2011 due to higher volume related to increased equipment sales and services. Transportation earnings increased as a result of increased productivity, reflecting improved service margins and higher volume, while they declined in 2010 as the weakened economy had driven overall reductions in U.S. freight traffic and we updated our estimates of long-term product service costs in our maintenance service agreements.

Home & Business Solutions (6% and 2% of consolidated three-year revenues and total segment profit, respectively) revenues have decreased 2% in 2011 and increased 2% in 2010. Home & Business Solutions revenues trended down as a result of lower volume in Appliances. The revenue increase in 2010 was related to increased volume across all businesses. Segment profit decreased 34% in 2011 after increasing 24% in 2010 primarily as a result of lower volume and the effects of inflation.

GE Capital (31% and 21% of consolidated three-year revenues and total segment profit, respectively) net earnings increased to $6.5 billion in 2011 and $3.2 billion in 2010 due to the continued stabilization in the overall economic environment. Over the last several years, we tightened underwriting standards, shifted teams from origination to collection and maintained a proactive risk management focus. This, along with recent increased stability in the financial markets, contributed to lower losses and a significant increase in segment profit in 2011 and 2010. We also reduced our ending net investment (ENI), excluding cash and equivalents, from $526 billion at January 1, 2010 to $445 billion at December 31, 2011. General Electric Capital Corporation (GECC) is a diversely funded and smaller, more focused finance company with strong positions in several commercial mid-market and consumer financing segments.

Overall, acquisitions contributed $4.6 billion, $0.3 billion and $2.9 billion to consolidated revenues in 2011, 2010 and 2009, respectively, excluding the effects of acquisition gains following our adoption of an amendment to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, *Consolidation*. Our consolidated net earnings included an insignificant amount, $0.1 billion and $0.5 billion in 2011, 2010 and 2009, respectively, from acquired businesses. We integrate acquisitions as quickly as possible. Only revenues and earnings from the date we complete the acquisition through the end of the fourth following quarter are attributed to such businesses. Dispositions also affected our ongoing results through lower revenues of $12.6 billion, $3.0 billion and $4.7 billion in 2011, 2010 and 2009, respectively. The effects of dispositions on net earnings was a decrease of $0.3 billion in 2011 and increases of $0.1 billion and $0.6 billion in 2010 and 2009, respectively.

DISCONTINUED OPERATIONS. Consistent with our goal of reducing GECC ENI and focusing our businesses on selective financial services products where we have domain knowledge, broad distribution, and the ability to earn a consistent return on capital, while managing our overall balance sheet size and risk, in 2011, we sold Consumer RV Marine, Consumer Mexico, Consumer Singapore and Australian Home Lending. Discontinued operations also includes BAC Credomatic GECF Inc. (BAC), our U.S. mortgage business (WMC) and GE Money Japan (our Japanese personal loan business, Lake, and our Japanese mortgage and card businesses, excluding our investment in GE Nissen Credit Co., Ltd.). All of these operations were previously reported in the GE Capital segment.

We reported the operations described above as discontinued operations for all periods presented. For further information about discontinued operations, see the "Segment Operations—Discontinued Operations" section and Note 2.

WE DECLARED $7.5 BILLION IN DIVIDENDS IN 2011. Common per-share dividends of $0.61 increased 33% from 2010, following a 25% decrease from the preceding year. In February 2009, we announced the reduction of the quarterly GE stock dividend by 68% from $0.31 per share to $0.10 per share, effective with the dividend approved by the Board in June 2009, which was paid in the third quarter of 2009. In July 2010, our Board of Directors approved a 20% increase in our regular quarterly dividend from $0.10 per share to $0.12 per share and in December 2010, approved an additional 17% increase from $0.12 per share to $0.14 per share. On April 21, 2011, our Board of Directors approved an increase in our regular quarterly dividend to $0.15 per share. On December 9, 2011, our Board of Directors approved an increase in our regular quarterly dividend to $0.17 per share. On February 10, 2012, our Board of Directors approved a regular quarterly dividend of $0.17 per share of common stock, which is payable April 25, 2012, to shareowners of record at close of business on February 27, 2012. In 2011, 2010 and 2009, we declared $1.0 billion (including $0.8 billion as a result of our redemption of preferred stock), $0.3 billion and $0.3 billion in preferred stock dividends, respectively. See Note 15 for additional information.

Except as otherwise noted, the analysis in the remainder of this section presents the results of GE (with GECS included on a one-line basis) and GECS. See the Segment Operations section for a more detailed discussion of the businesses within GE and GECS.

Significant matters relating to our Statement of Earnings are explained below.

GE SALES OF PRODUCT SERVICES were $41.9 billion in 2011, an increase of 14% compared with 2010, and operating profit from product services was $11.8 billion in 2011, an increase of 15% compared with 2010. Both the sales and operating profit of product services increases were at Energy Infrastructure, Aviation, Transportation and Healthcare.

POSTRETIREMENT BENEFIT PLANS costs were $4.1 billion, $3.0 billion and $2.6 billion in 2011, 2010 and 2009, respectively. Costs increased in 2011 primarily due to the continued amortization of 2008 investment losses and the effects of lower discount rates (principal pension plans discount rate decreased from 5.78% at December 31, 2009 to 5.28% at December 31, 2010). Costs increased in 2010 primarily due to the amortization of 2008 investment losses and the effects of lower discount rates (principal pension plans discount rate decreased from 6.11% at December 31, 2008 to 5.78% at December 31, 2009), partially offset by lower early retirement costs.

Our discount rate for our principal pension plans at December 31, 2011 was 4.21%, which reflected current historically low interest rates. Considering the current and expected asset allocations, as well as historical and expected returns on various categories of assets in which our plans are invested, we have assumed that long-term returns on our principal pension plan assets will be 8.0% for cost recognition in 2012, compared to 8.0% in 2011 and 8.5% in both 2010 and 2009. GAAP provides recognition of differences between assumed and actual returns over a period no longer than the average future service of employees. See the Critical Accounting Estimates section for additional information.

We expect the costs of our postretirement benefits to increase in 2012 by approximately $1.3 billion as compared to 2011, primarily because of the effects of additional 2008 investment loss amortization and lower discount rates.

Pension expense for our principal pension plans on a GAAP basis was $2.4 billion, $1.1 billion and $0.5 billion for 2011, 2010 and 2009, respectively. Operating pension costs (non-GAAP) for these plans were $1.4 billion in both 2011 and 2010 and $2.0 billion in 2009. Operating earnings include service cost and plan amendment amortization for our principal pension plans as these costs represent expenses associated with employee benefits earned. Operating earnings exclude non-operating pension cost/income such as interest cost, expected return on plan assets and non-cash amortization of actuarial gains and losses. We expect operating pension costs for these plans will be about $1.7 billion in 2012.

The GE Pension Plan was underfunded by $13.2 billion at the end of 2011 as compared to $2.8 billion at December 31, 2010. The GE Supplementary Pension Plan, which is an unfunded plan, had projected benefit obligations of $5.2 billion and $4.4 billion at December 31, 2011 and 2010, respectively. The increase in underfunding from year-end 2010 was primarily attributable to the effects of lower discount rates and lower investment returns. Our principal pension plans discount rate decreased from 5.28% at December 31, 2010 to 4.21% at December 31, 2011, which increased the pension benefit obligation at year-end 2011 by approximately $7.4 billion. A 100 basis point increase in our pension discount rate would decrease the pension benefit obligation at year end by approximately $7.0 billion. Our GE Pension Plan assets decreased from $44.8 billion at the end of 2010 to $42.1 billion at December 31, 2011, primarily driven by benefit payments made during the year which were partially offset by investment returns. Assets of the GE Pension Plan are held in trust, solely for the benefit of Plan participants, and are not available for general company operations.

On an Employee Retirement Income Security Act (ERISA) basis, the GE Pension Plan was 92% funded at January 1, 2012. We will contribute approximately $1.0 billion to the GE Pension Plan in 2012. Funding requirements are determined as prescribed by ERISA and for GE, are based on the Plan's funded status as of the beginning of the previous year and future contributions may vary based on actual plan results. Assuming our 2012 actual experience is consistent with our current benefit assumptions (e.g., expected return on assets and interest rates), we expect to make about $2.1 billion in contributions to the GE Pension Plan in 2013.

At December 31, 2011, the fair value of assets for our other pension plans was $3.3 billion less than the respective projected benefit obligations. The comparable amount at December 31, 2010, was $2.1 billion. We expect to contribute $0.7 billion to our other pension plans in 2012, compared with actual contributions of $0.7 billion and $0.6 billion in 2011 and 2010, respectively. We fund our retiree health benefits on a pay-as-you-go basis. The unfunded liability for our principal retiree health and life plans was $12.1 billion and $10.9 billion at December 31, 2011 and 2010, respectively. This increase was primarily attributable to the effects of lower discount rates (retiree health and life plans discount rate decreased from 5.15% at December 31, 2010 to 4.09% at December 31, 2011), partially offset by lower cost trends. We expect to contribute $0.6 billion to these plans in 2012 compared with actual contributions of $0.6 billion in both 2011 and 2010.

The funded status of our postretirement benefits plans and future effects on operating results depend on economic conditions and investment performance. For additional information about funded status, components of earnings effects and actuarial assumptions, see Note 12.

GE OTHER COSTS AND EXPENSES are selling, general and administrative expenses. These costs were 18.5%, 16.3% and 14.3% of total GE sales in 2011, 2010 and 2009, respectively. The vast majority of this 2011 increase was driven by higher pension costs and increased research and development spending. The increase in 2010 was primarily due to higher research and development spending, increased selling expenses to support global growth and higher pension costs, partially offset by lower restructuring and other charges.

INTEREST ON BORROWINGS AND OTHER FINANCIAL CHARGES amounted to $14.5 billion, $15.6 billion and $17.7 billion in 2011, 2010 and 2009, respectively. Substantially all of our borrowings are in financial services, where interest expense was $13.9 billion, $14.5 billion and $16.9 billion in 2011, 2010 and 2009, respectively. GECS average borrowings declined from 2010 to 2011 and from 2009 to 2010, in line with changes in average GECS assets. Interest rates have decreased over the three-year period primarily attributable to declining global benchmark interest rates. GECS average borrowings were $453.2 billion, $472.6 billion and $484.9 billion in 2011, 2010 and 2009, respectively. The GECS average composite effective interest rate was 3.1% in 2011, 3.1% in 2010 and 3.5% in 2009. In 2011, GECS average assets of $592.9 billion were 3% lower than in 2010, which in turn were 3% lower than in 2009. See the Liquidity and Borrowings section for a discussion of liquidity, borrowings and interest rate risk management.

INCOME TAXES have a significant effect on our net earnings. As a global commercial enterprise, our tax rates are affected by many factors, including our global mix of earnings, the extent to which those global earnings are indefinitely reinvested outside the United States, legislation, acquisitions, dispositions and tax characteristics of our income. Our tax rates are also affected by tax incentives introduced in the U.S. and other countries to encourage and support certain types of activity. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions.

GE and GECS file a consolidated U.S. federal income tax return. This enables GE to use GECS tax deductions and credits to reduce the tax that otherwise would have been payable by GE.

Our consolidated income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures, and our 2009 decision to indefinitely reinvest prior-year earnings outside the U.S. There is a benefit from global operations as non-U.S. income is subject to local country tax rates that are significantly below the 35% U.S. statutory rate. These non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. The rate of tax on our indefinitely reinvested non-U.S. earnings is below the 35% U.S. statutory rate because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate and because GE funds the majority of its non-U.S. operations through foreign companies that are subject to low foreign taxes.

Income taxes (benefit) on consolidated earnings from continuing operations were 28.5% in 2011 compared with 7.3% in 2010 and (11.6)% in 2009.

We expect our ability to benefit from non-U.S. income taxed at less than the U.S. rate to continue, subject to changes of U.S. or foreign law, including, as discussed in Note 14, the expiration of the U.S. tax law provision deferring tax on active financial services income. In addition, since this benefit depends on management's intention to indefinitely reinvest amounts outside the U.S., our tax provision will increase to the extent we no longer indefinitely reinvest foreign earnings.

Our benefits from lower taxed global operations declined to $2.1 billion in 2011 from $2.8 billion in 2010 and from $3.9 billion in 2009 principally because of lower earnings in our operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate, and from losses for which there was not a full tax benefit. These decreases also reflected management's decision in 2009 to indefinitely reinvest prior year earnings outside the U.S. The benefit from lower taxed global operations increased in 2011 by $0.1 billion and in 2010 by $0.4 billion due to audit resolutions. To the extent global interest rates and non-U.S. operating income increase we would expect tax benefits to increase, subject to management's intention to indefinitely reinvest those earnings.

Our benefit from lower taxed global operations included the effect of the lower foreign tax rate on our indefinitely reinvested non-U.S. earnings which provided a tax benefit of $1.5 billion in 2011, $2.0 billion in 2010 and $3.0 billion in 2009. The tax benefit from non-U.S. income taxed at a local country rather than the U.S. statutory tax rate is reported in the effective tax rate reconciliation in the line "Tax on global earnings including exports."

The increase in the consolidated effective tax rate from 2010 to 2011 was due in significant part to the high effective tax rate on the pre-tax gain on the NBC Universal (NBCU) transaction with Comcast Corporation (Comcast) discussed in Note 2. This gain increased the consolidated effective tax rate by 12.9 percentage points. The effective tax rate was also higher because of the increase in 2011 of income in higher taxed jurisdictions. This decreased the relative effect of our tax benefits from lower-taxed global operations. In addition, the consolidated income tax rate increased from 2010 to 2011 due to the decrease, discussed above, in the benefit from lower-taxed global operations and the lower benefit from audit resolutions.

Cash income taxes paid in 2011 were $2.9 billion, reflecting the effects of changes to temporary differences between the carrying amount of assets and liabilities and their tax bases and the timing of tax payments to governments.

Our consolidated income tax rate increased from 2009 to 2010 primarily because of an increase during 2010 of income in higher-taxed jurisdictions. This decreased the relative effect of our tax benefits from lower-taxed global operations. In addition, the consolidated income tax rate increased from 2009 to 2010 due to the decrease, discussed above, in the benefit from lower-taxed global operations. These effects were partially offset by an increase in the benefit from audit resolutions, primarily a decrease in the balance of our unrecognized tax benefits from the completion of our 2003–2005 audit with the Internal Revenue Service (IRS).

A more detailed analysis of differences between the U.S. federal statutory rate and the consolidated rate, as well as other information about our income tax provisions, is provided in Note 14. The nature of business activities and associated income taxes differ for GE and for GECS and a separate analysis of each is presented in the paragraphs that follow.

We believe that the GE effective tax rate is best analyzed in relation to GE earnings before income taxes excluding the GECS net earnings from continuing operations, as GE tax expense does not include taxes on GECS earnings. GE pre-tax earnings from continuing operations, excluding GECS earnings from continuing operations, were $12.6 billion, $12.0 billion and $12.6 billion for 2011, 2010 and 2009, respectively. On this basis, GE's effective tax rate was 38.3% in 2011, 16.8% in 2010 and 21.8% in 2009.

Resolution of audit matters reduced the GE effective tax rate throughout this period. The effects of such resolutions are included in the following captions in Note 14.

	Audit resolutions—effect on GE tax rate, excluding GECS earnings		
	2011	2010	2009
Tax on global activities including exports	**(0.9)%**	(3.3)%	(0.4)%
U.S. business credits	**(0.4)**	(0.5)	—
All other—net	**(0.7)**	(0.8)	(0.2)
	(2.0)%	(4.6)%	(0.6)%

The GE effective tax rate increased from 2010 to 2011 primarily because of the high effective tax rate on the pre-tax gain on the NBCU transaction with Comcast reflecting the low tax basis in our investments in the NBCU business and the recognition of deferred tax liabilities related to our 49% investment in NBCUniversal LLC (NBCU LLC). See Note 2. This gain increased the GE effective tax rate by 19.7 percentage points. In addition, the effective tax rate increased because of the 2.6 percentage point decrease in the benefit from audit resolutions shown above.

The GE effective tax rate decreased from 2009 to 2010 primarily because of the 4.0 percentage point increase in the benefit from audit resolutions shown above.

The GECS effective income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures. There is a tax benefit from global operations as non-U.S. income is subject to local country tax rates that are significantly below the 35% U.S. statutory rate. These non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. The rate of tax on our indefinitely reinvested non-U.S. earnings is below the 35% U.S. statutory rate because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate and because GECS funds the majority of its non-U.S. operations through foreign companies that are subject to low foreign taxes.

We expect our ability to benefit from non-U.S. income taxed at less than the U.S. rate to continue subject to changes of U.S. or foreign law, including, as discussed in Note 14, the expiration of the U.S. tax law provision deferring tax on active financial services income. In addition, since this benefit depends on management's intention to indefinitely reinvest amounts outside the U.S., our tax provision will increase to the extent we no longer indefinitely reinvest foreign earnings.

As noted above, GE and GECS file a consolidated U.S. federal income tax return. This enables GE to use GECS tax deductions and credits to reduce the tax that otherwise would have been payable by GE. The GECS effective tax rate for each period reflects the benefit of these tax reductions in the consolidated return. GE makes cash payments to GECS for these tax reductions at the time GE's tax payments are due. The effect of GECS on the amount of the consolidated tax liability from the formation of the NBCU joint venture will be settled in cash when GECS tax deductions and credits otherwise would have reduced the liability of the group absent the tax on joint venture formation.

The GECS effective tax rate was 12.0% in 2011, compared with (48.4)% in 2010 and 144.3% in 2009. Comparing a tax benefit to pre-tax income resulted in a negative tax rate in 2010. Comparing a tax benefit to a pre-tax loss resulted in the positive tax rate in 2009. The GECS tax expense of $0.9 billion in 2011 increased by $1.9 billion from a $1.0 billion benefit in 2010. The higher 2011 tax expense resulted principally from higher pre-tax income in 2011 than in 2010, which increased pre-tax income $5.4 billion and increased the expense ($1.9 billion). Also increasing the expense was a benefit from resolution of the 2006–2007 IRS audit ($0.2 billion) that was less than the benefit from resolution of the 2003–2005 IRS audit ($0.3 billion) both of which are reported in the caption "All other—net" in the effective tax rate reconciliation in Note 14.

The GECS tax benefit of $3.9 billion in 2009 decreased by $2.9 billion to $1.0 billion in 2010. The lower 2010 tax benefit resulted in large part from the change from a pre-tax loss in 2009 to pre-tax income in 2010, which increased pre-tax income $4.7 billion and decreased the benefit ($1.7 billion), the non-repeat of the one-time benefit related to the 2009 decision to indefinitely reinvest undistributed prior year non-U.S. earnings ($0.7 billion), and a decrease in lower-taxed global operations in 2010 as compared to 2009 ($0.6 billion) caused in part by an increase in losses for which there was not a full tax benefit, including an increase in the valuation allowance associated with the deferred tax asset related to the 2008 loss on the sale of GE Money Japan ($0.2 billion). These lower benefits were partially offset by the benefit from the resolution of the 2003–2005 IRS audit ($0.3 billion).

Global Risk Management

A disciplined approach to risk is important in a diversified organization like ours in order to ensure that we are executing according to our strategic objectives and that we only accept risk for which we are adequately compensated. We evaluate risk at the individual transaction level, and evaluate aggregated risk at the customer, industry, geographic and collateral-type levels, where appropriate.

Risk assessment and risk management are the responsibility of management. The GE Board of Directors (Board) has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal and compliance risks. At the end of each year, management and the Board jointly develop a list of major risks that GE plans to prioritize in the next year. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. Strategic, operational and reputational risks are presented and discussed in the context of the CEO's report on operations to the Board at regularly scheduled Board meetings and at presentations to the Board and its committees by the vice chairmen, Chief Risk Officer (CRO), general counsel and other employees. The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

- In 2011, the Board established a Risk Committee. This Committee oversees GE's risk management of key risks, including strategic, operational (including product risk), financial (including credit, liquidity and exposure to broad market risk) and reputational risks, and the guidelines, policies and processes for monitoring and mitigating such risks. Starting in 2011, as part of its overall risk oversight responsibilities for GE, the Risk Committee also began overseeing risks related to GE Capital, which previously was subject to direct Audit Committee oversight.
- The Audit Committee oversees GE's and GE Capital's policies and processes relating to the financial statements, the financial reporting process, compliance and auditing. The Audit Committee monitors ongoing compliance issues and matters, and also annually conducts an assessment of compliance issues and programs.
- The Public Responsibilities Committee oversees risk management related to GE's public policy initiatives, the environment and similar matters, and monitors the Company's environmental, health and safety compliance.
- The Management Development and Compensation Committee oversees the risk management associated with management resources, structure, succession planning, management development and selection processes, and includes a review of incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk taking and to review and discuss, at least annually, the relationship between risk management policies and practices, corporate strategy and senior executive compensation.
- The Nominating and Corporate Governance Committee oversees risk related to the Company's governance structure and processes and risks arising from related-person transactions.

The GE Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include standardized reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance under the Company's The Spirit & The Letter; regulatory compliance; health, safety and environmental compliance; financial reporting and controllership; and information technology and security. GE's CRO is responsible for overseeing and coordinating risk assessment and mitigation on an enterprise-wide basis. The CRO leads the Corporate Risk Function and is responsible for the identification of key business risks, providing for appropriate management of these risks within GE Board guidelines, and enforcement through policies and procedures. Management has two committees to further assist it in assessing and mitigating risk. The Corporate Risk Committee (CRC) meets periodically, is chaired by the CRO and comprises the Chairman and CEO, vice chairmen, general counsel and other senior level business and functional leaders. It has principal responsibility for evaluating and addressing risks escalated to the CRO and Corporate Risk Function. The Policy Compliance Review Board met 15 times in 2011, is chaired by the Company's general counsel and includes the Chief Financial Officer and other senior level functional leaders. It has principal responsibility for monitoring compliance matters across the Company.

GE's Corporate Risk Function leverages the risk infrastructures in each of our businesses, which have adopted an approach that corresponds to the Company's overall risk policies, guidelines and review mechanisms. Our risk infrastructure operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the following categories:

- **STRATEGIC.** Strategic risk relates to the Company's future business plans and strategies, including the risks associated with the markets and industries in which we operate, demand for our products and services, competitive threats, technology and product innovation, mergers and acquisitions and public policy.
- **OPERATIONAL.** Operational risk relates to risks (systems, processes, people and external events) that affect the operation of our businesses. It includes product life cycle and execution, product safety and performance, information management and data protection and security, business disruption, human resources and reputation.
- **FINANCIAL.** Financial risk relates to our ability to meet financial obligations and mitigate credit risk, liquidity risk and exposure to broad market risks, including volatility in foreign currency exchange rates and interest rates and commodity prices. Liquidity risk is the risk of being unable to accommodate liability maturities, fund asset growth and meet contractual

obligations through access to funding at reasonable market rates, and credit risk is the risk of financial loss arising from a customer or counterparty failure to meet its contractual obligations. We face credit risk in our industrial businesses, as well as in our GE Capital investing, lending and leasing activities and derivative financial instruments activities.

- **LEGAL AND COMPLIANCE.** Legal and compliance risk relates to risks arising from the government and regulatory environment and action, compliance with integrity policies and procedures, including those relating to financial reporting, environmental health and safety, and intellectual property risks. Government and regulatory risk includes the risk that the government or regulatory actions will impose additional cost on us or cause us to have to change our business models or practices.

Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated to the CRO. The CRO, in coordination with the CRC, assigns responsibility for the risks to the business or functional leader most suited to manage the risk. Assigned owners are required to continually monitor, evaluate and report on risks for which they bear responsibility. Enterprise risk leaders within each business and corporate function are responsible to present to the CRO and CRC risk assessments and key risks at least annually. We have general response strategies for managing risks, which categorize risks according to whether the Company will avoid, transfer, reduce or accept the risk. These response strategies are tailored to ensure that risks are within acceptable GE Board general guidelines.

Depending on the nature of the risk involved and the particular business or function affected, we use a wide variety of risk mitigation strategies, including delegation of authorities, standardized processes and strategic planning reviews, operating reviews, insurance, and hedging. As a matter of policy, we generally hedge the risk of fluctuations in foreign currency exchange rates, interest rates and commodity prices. Our service businesses employ a comprehensive tollgate process leading up to and through the execution of a contractual service agreement to mitigate legal, financial and operational risks. Furthermore, we centrally manage some risks by purchasing insurance, the amount of which is determined by balancing the level of risk retained or assumed with the cost of transferring risk to others. We manage the risk of fluctuations in economic activity and customer demand by monitoring industry dynamics and responding accordingly, including by adjusting capacity, implementing cost reductions and engaging in mergers, acquisitions and dispositions.

GE CAPITAL RISK MANAGEMENT AND OVERSIGHT

GE Capital has a robust risk infrastructure and robust processes to manage risks related to its businesses, and the GE Corporate Risk Function relies upon them in fulfilling its mission.

The GE Risk Committee was established to oversee GE Capital's risk appetite, risk assessment and management processes previously undertaken by the GE Audit Committee. The GECC Board of Directors oversees the GE Capital risk management framework, and approves all significant acquisitions and dispositions as well as significant borrowings and investments. The GECC Board of Directors exercises control over investment activities in the business units through delegations of authority. All participants in the GE Capital risk management process must comply with approval limits established by the GECC Board.

The Enterprise Risk Management Committee (ERMC), which comprises the most senior leaders in GE Capital as well as the GE CRO, oversees the implementation of GE Capital's risk appetite, and senior management's establishment of appropriate systems (including policies, procedures, and management committees) to ensure enterprise risks are effectively identified, measured, monitored, and controlled. Day-to-day risk oversight for GE Capital is provided by an independent global risk management organization which includes the GE Capital corporate function in addition to risk officers embedded in the individual business units. The Risk Leaders in the business units have dual reporting relationships, reporting both into the local business management and also to the GE Capital corporate-level function leader, which further strengthens their independence.

GE Capital's risk management approach rests upon three major tenets: a broad spread of risk based on managed exposure limits; senior, secured commercial financings; and a hold-to-maturity model with transactions underwritten to "on-book" standards. Dedicated risk professionals across the businesses include underwriters, portfolio managers, collectors, environmental or engineering specialists, and specialized asset managers. The senior risk officers have, on average, over 25 years of experience.

GE Capital manages risk categories identified in GE Capital's business environment, which if materialized, could prevent GE Capital from achieving its risk objectives and/or result in losses. These risks are defined as GE Capital's Enterprise Risk Universe, which includes the following risks: strategic (including earnings and capital), liquidity, credit, market and operational (including financial, compliance, information technology, human resources and legal). Reputational risk is considered and managed across each of the categories. GE Capital has made significant investments in resources to enhance its risk management infrastructure, in particular with regard to compliance, market and operational risk, liquidity and capital management.

GE Capital's Corporate Risk function, in consultation with the ERMC, updates the Enterprise Risk Appetite Statement annually. This document articulates the enterprise risk objectives, its key universe of risks and the supporting limit structure. GE Capital's risk appetite is determined relative to its desired risk objectives, including, but not limited to credit ratings, capital levels, liquidity management, regulatory assessments, earnings, dividends and compliance. GE Capital determines its risk appetite through consideration of portfolio analytics, including stress testing and economic capital measurement, experience and judgment of senior risk officers, current portfolio levels, strategic planning, and regulatory and rating agency expectations.

The Enterprise Risk Appetite is presented to the GECC Board and the GE Risk Committee for review and approval at least annually. On a quarterly basis, the status of GE Capital's performance against these limits is reviewed by the GE Risk Committee.

GE Capital acknowledges risk-taking as a fundamental characteristic of providing financial services. It is inherent to its business and arises in lending, leasing and investment transactions undertaken by GE Capital. GE Capital utilizes its risk capacity judiciously in pursuit of its strategic goals and risk objectives.

GE Capital uses stress testing for risk, liquidity and capital adequacy assessment and management purposes, and as an integral part of GE Capital's overall planning processes. Stress testing results inform key strategic portfolio decisions such as capital allocation, assist in developing the risk appetite and limits, and help in assessing product specific risk to guide the development and modification of product structures. The ERMC approves the high-level scenarios for, and reviews the results of, GE Capital-wide stress tests across key risk areas, such as credit and investment, liquidity and market risk. Stress test results are also expressed in terms of impact to capital levels and metrics, and that information is reviewed with the GECC Board and the GE Risk Committee at least twice a year. Stress testing requirements are set forth in GE Capital's approved risk policies. Key policies, such as the Enterprise Risk Management Policy, the Enterprise Risk Appetite Statement and the Liquidity and Capital Management policies are approved by the GECC Board and the GE Risk Committee at least annually. GE Capital, in coordination with and under the oversight of the GE CRO, provides risk reports to the GE Risk Committee. At these meetings, which occur at least four times a year, GE Capital senior management focuses on the risk strategy and the risk oversight processes used to manage the elements of risk managed by the ERMC.

Operational risks are inherent in GE Capital's business activities and are typical of any large enterprise. GE Capital's Operational Risk Management program seeks to effectively manage operational risk to reduce the potential for significant unexpected losses, and to minimize the impact of losses experienced in the normal course of business.

Additional information about our liquidity and how we manage this risk can be found in the Financial Resources and Liquidity section. Additional information about our credit risk and GECS portfolio can be found in the Financial Resources and Liquidity and Critical Accounting Estimates sections. Additional information about our market risk and how we manage this risk can be found in the Financial Resources and Liquidity section.

Segment Operations

Effective January 1, 2011, we reorganized the former Technology Infrastructure segment into three segments—Aviation, Healthcare, and Transportation. The prior-period results of the Aviation, Healthcare and Transportation businesses are unaffected by this reorganization. Results of our formerly consolidated subsidiary, NBCU, and our current equity method investment in NBCU LLC are reported in the Corporate items and eliminations line on the Summary of Operating Segments.

Our six segments are focused on the broad markets they serve: Energy Infrastructure, Aviation, Healthcare, Transportation, Home & Business Solutions and GE Capital. In addition to providing information on segments in their entirety, we have also provided supplemental information for certain businesses within the segments for greater clarity.

Segment profit is determined based on internal performance measures used by the Chief Executive Officer to assess the performance of each business in a given period. In connection with that assessment, the Chief Executive Officer may exclude matters such as charges for restructuring; rationalization and other similar expenses; in-process research and development and certain other acquisition-related charges and balances; technology and product development costs; certain gains and losses from acquisitions or dispositions; and litigation settlements or other charges, responsibility for which preceded the current management team.

Segment profit excludes results reported as discontinued operations, earnings attributable to noncontrolling interests of consolidated subsidiaries and accounting changes. Segment profit excludes or includes interest and other financial charges and income taxes according to how a particular segment's management is measured—excluded in determining segment profit, which we sometimes refer to as "operating profit," for Energy Infrastructure, Aviation, Healthcare, Transportation and Home & Business Solutions; included in determining segment profit, which we sometimes refer to as "net earnings," for GE Capital. Prior to January 1, 2011, segment profit excluded the effects of principal pension plans. Beginning January 1, 2011, we began allocating service costs related to our principal pension plans and no longer allocate the retiree costs of our postretirement healthcare benefits to our segments. This revised allocation methodology better aligns segment operating costs to the active employee costs, which are managed by the segments. This change does not significantly affect reported segment results.

To better serve Oil & Gas customers, Energy's Measurement & Control business was moved to Oil & Gas in October 2011. Measurement & Control addresses sensor-based measurement, inspection, asset condition monitoring and controls needs. In addition, three business units from Energy's acquisition of Dresser were also transferred to Oil & Gas in 2011. We have reclassified certain prior-period amounts to conform to the current-period presentation. For additional information about our segments, see Note 28.

Summary of Operating Segments

	General Electric Company and consolidated affiliates				
(In millions)	2011	2010	2009	2008	2007
REVENUES					
Energy Infrastructure	**$ 43,694**	$ 37,514	$ 40,648	$ 43,046	$ 34,880
Aviation	**18,859**	17,619	18,728	19,239	16,819
Healthcare	**18,083**	16,897	16,015	17,392	16,997
Transportation	**4,885**	3,370	3,827	5,016	4,523
Home & Business Solutions	**8,465**	8,648	8,443	10,117	11,026
Total industrial revenues	**93,986**	84,048	87,661	94,810	84,245
GE Capital	**45,730**	46,422	48,906	65,900	65,625
Total segment revenues	**139,716**	130,470	136,567	160,710	149,870
Corporate items and eliminations[a]	**7,584**	19,123	17,871	19,127	20,094
CONSOLIDATED REVENUES	**$147,300**	$149,593	$154,438	$179,837	$169,964
SEGMENT PROFIT					
Energy Infrastructure	**$ 6,650**	$ 7,271	$ 7,105	$ 6,497	$ 5,238
Aviation	**3,512**	3,304	3,923	3,684	3,222
Healthcare	**2,803**	2,741	2,420	2,851	3,056
Transportation	**757**	315	473	962	936
Home & Business Solutions	**300**	457	370	365	983
Total industrial segment profit	**14,022**	14,088	14,291	14,359	13,435
GE Capital	**6,549**	3,158	1,325	7,841	12,179
Total segment profit	**20,571**	17,246	15,616	22,200	25,614
Corporate items and eliminations[a]	**(359)**	(1,105)	(593)	1,184	1,441
GE interest and other financial charges	**(1,299)**	(1,600)	(1,478)	(2,153)	(1,993)
GE provision for income taxes	**(4,839)**	(2,024)	(2,739)	(3,427)	(2,794)
Earnings from continuing operations	**14,074**	12,517	10,806	17,804	22,268
Earnings (loss) from discontinued operations, net of taxes	**77**	(873)	219	(394)	(60)
CONSOLIDATED NET EARNINGS ATTRIBUTABLE TO THE COMPANY	**$ 14,151**	$ 11,644	$ 11,025	$ 17,410	$ 22,208

(a) Includes the results of NBCU, our formerly consolidated subsidiary, and our current equity method investment in NBCUniversal LLC.

See accompanying notes to consolidated financial statements.

ENERGY INFRASTRUCTURE

(In millions)	2011	2010	2009
REVENUES	**$43,694**	$37,514	$40,648
SEGMENT PROFIT	**$ 6,650**	$ 7,271	$ 7,105
REVENUES			
Energy	**$31,080**	$29,040	$31,858
Oil & Gas	**13,663**	9,483	9,701
SEGMENT PROFIT			
Energy	**$ 4,992**	$ 5,887	$ 5,736
Oil & Gas	**1,872**	1,553	1,532

Energy Infrastructure revenues increased 16% or $6.2 billion (including $4.1 billion from acquisitions) in 2011 as higher volume ($5.8 billion) and the effects of the weaker U.S. dollar ($0.9 billion) were partially offset by lower prices ($0.5 billion). Higher volume was mainly driven by acquisitions and an increase in sales of services at both Energy and Oil & Gas. The effects of the weaker U.S. dollar and lower prices were at both Energy and Oil & Gas.

Segment profit decreased 9%, or $0.6 billion, as lower productivity ($1.4 billion), driven primarily by the wind turbines business, acquisitions and investment in our global organization and new technology, and lower prices ($0.5 billion), driven primarily by the wind turbines business, were partially offset by higher volume ($1.1 billion), and the effects of deflation ($0.1 billion). Lower productivity, lower prices, higher volume and the effects of deflation were at both Energy and Oil & Gas.

Energy Infrastructure segment revenues decreased 8%, or $3.1 billion, in 2010 as lower volume ($3.3 billion) and the stronger U.S. dollar ($0.4 billion) were partially offset by higher prices ($0.5 billion) and higher other income ($0.1 billion). Lower volume primarily reflected decreases in thermal and wind equipment sales at Energy. The effects of the stronger U.S. dollar were at both Energy and Oil & Gas. Higher prices at Energy were partially offset by lower prices at Oil & Gas. The increase in other income at Energy was partially offset by lower other income at Oil & Gas.

Segment profit increased 2% to $7.3 billion in 2010, compared with $7.1 billion in 2009 as higher prices ($0.5 billion), the effects of deflation ($0.4 billion) and higher other income ($0.1 billion) were partially offset by lower volume ($0.6 billion), the stronger U.S. dollar ($0.1 billion) and decreased productivity ($0.1 billion). Higher prices at Energy were partially offset by lower prices at Oil & Gas. The effects of deflation primarily reflected decreased material costs at both Energy and Oil & Gas. An increase in other income at Energy was partially offset by lower other income at Oil & Gas. Lower volume primarily reflected decreases in wind and thermal equipment sales at Energy and was partially offset by higher volume at Oil & Gas. The effects of the stronger U.S. dollar were at both Energy and Oil & Gas. The effects of decreased productivity were primarily at Energy.

Energy Infrastructure equipment orders increased 39% to $25.6 billion at December 31, 2011. Total Energy Infrastructure backlog increased 8% to $72.7 billion at December 31, 2011, composed of equipment backlog of $23.0 billion and services backlog of $49.7 billion. Comparable December 31, 2010 equipment and service order backlogs were $18.3 billion and $48.8 billion, respectively. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

AVIATION revenues of $18.9 billion in 2011 increased $1.2 billion, or 7%, due primarily to higher volume ($1.1 billion) and higher prices ($0.2 billion), partially offset by lower other income ($0.1 billion). Higher volume and higher prices were driven by increased services ($0.9 billion) and equipment sales ($0.4 billion). The increase in services revenue was primarily due to higher commercial spares sales while the increase in equipment revenue was primarily due to commercial engines.

Segment profit of $3.5 billion in 2011 increased $0.2 billion, or 6%, due primarily to higher volume ($0.2 billion) and higher prices ($0.2 billion), partially offset by higher inflation, primarily non-material related ($0.1 billion), and lower other income ($0.1 billion). Incremental research and development and GEnx product launch costs offset higher productivity.

Aviation revenues of $17.6 billion in 2010 decreased $1.1 billion, or 6%, as lower volume ($1.2 billion) and lower other income ($0.1 billion), reflecting lower transaction gains, were partially offset by higher prices ($0.2 billion). The decrease in volume reflected decreased commercial and military equipment sales and services. Lower transaction gains reflect the absence of gains related to the Airfoils Technologies International—Singapore Pte. Ltd. (ATI) acquisition and the Times Microwave Systems disposition in 2009, partially offset by a gain on a partial sale of a materials business and a franchise fee.

Segment profit of $3.3 billion in 2010 decreased $0.6 billion, or 16%, due to lower productivity ($0.4 billion), lower volume ($0.2 billion) and lower other income ($0.2 billion), reflecting lower transaction gains, partially offset by higher prices ($0.2 billion). Lower productivity was primarily due to product launch and production costs associated with the GEnx engine shipments.

Aviation equipment orders increased 33% to $11.9 billion at December 31, 2011. Total Aviation backlog increased 24% to $99.0 billion at December 31, 2011, composed of equipment backlog of $22.5 billion and services backlog of $76.5 billion. Comparable December 31, 2010 equipment and service order backlogs were $20.0 billion and $59.5 billion, respectively. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

HEALTHCARE revenues of $18.1 billion in 2011 increased $1.2 billion, or 7%, due to higher volume ($1.0 billion) and the weaker U.S. dollar ($0.4 billion), partially offset by lower prices ($0.3 billion). The revenue increase was split between equipment sales ($0.7 billion) and services ($0.5 billion). Revenue increased in the U.S. and international markets, with the strongest growth in emerging markets.

Segment profit of $2.8 billion in 2011 increased 2%, or $0.1 billion, reflecting increased productivity ($0.3 billion), higher volume ($0.2 billion) and the weaker U.S. dollar ($0.1 billion), partially offset by lower prices ($0.3 billion) and higher inflation ($0.1 billion), primarily non-material related.

Healthcare revenues of $16.9 billion in 2010 increased $0.9 billion, or 6%, reflecting higher volume ($1.0 billion) and the weaker U.S. dollar ($0.1 billion), partially offset by lower prices ($0.2 billion). The increase in volume reflected increased equipment sales ($0.7 billion) and services ($0.2 billion).

Segment profit of $2.7 billion in 2010 increased $0.3 billion, or 13%, due to higher productivity ($0.3 billion), higher volume ($0.2 billion) and the weaker U.S. dollar ($0.1 billion), partially offset by lower prices ($0.2 billion).

Healthcare equipment orders increased 7% to $10.5 billion at December 31, 2011. Total Healthcare backlog increased 1% to $13.5 billion at December 31, 2011, composed of equipment backlog of $3.9 billion and services backlog of $9.6 billion. Comparable December 31, 2010 equipment and service order backlogs were $3.9 billion and $9.5 billion, respectively. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

TRANSPORTATION revenues of $4.9 billion in 2011 increased $1.5 billion, or 45%, due to higher volume ($1.5 billion) related to increased equipment sales ($0.9 billion) and services ($0.6 billion). The increase in equipment revenue was primarily driven by an increase in U.S. and international locomotive sales and growth in our global mining equipment business. The increase in service revenue was due to higher overhauls and increased service productivity.

Segment profit of $0.8 billion in 2011 increased $0.4 billion, or over 100%, as a result of increased productivity ($0.4 billion), reflecting improved service margins, and higher volume ($0.1 billion), partially offset by higher inflation ($0.1 billion).

Transportation revenues of $3.4 billion in 2010 decreased $0.5 billion, or 12%, primarily due to lower volume ($0.5 billion). The decrease in volume reflected decreased equipment sales ($0.3 billion) and services ($0.1 billion).

Segment profit of $0.3 billion in 2010 decreased $0.2 billion, or 33%, due to lower productivity ($0.1 billion) and lower volume ($0.1 billion). Lower productivity was primarily due to higher service costs.

Transportation equipment orders decreased 31% to $2.2 billion at December 31, 2011. Total Transportation backlog decreased 1% to $15.1 billion at December 31, 2011, composed of equipment backlog of $3.3 billion and services backlog of $11.8 billion. Comparable December 31, 2010 equipment and service order backlogs were $3.7 billion and $11.6 billion, respectively. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

HOME & BUSINESS SOLUTIONS revenues of $8.5 billion decreased $0.2 billion, or 2%, in 2011 reflecting a decrease in Appliances partially offset by higher revenues at Lighting and Intelligent Platforms. Overall, revenues decreased primarily as a result of lower volume ($0.3 billion) principally in our appliances business, partially offset by the weaker U.S. dollar ($0.1 billion) and increased prices.

Segment profit of $0.3 billion in 2011 decreased 34%, or $0.2 billion, as the effects of inflation ($0.3 billion) and lower volume were partially offset by the effects of the weaker U.S. dollar, increased productivity and increased prices.

Home & Business Solutions revenues increased 2%, or $0.2 billion, to $8.6 billion in 2010 compared with 2009 as higher volume ($0.4 billion) and higher other income ($0.1 billion) was partially offset by lower prices ($0.2 billion). The increase in volume reflected increased sales across all businesses. The decrease in price was primarily at Appliances.

Segment profit increased 24%, or $0.1 billion, to $0.5 billion in 2010, primarily as a result of the effects of productivity ($0.2 billion) and increased other income primarily related to associated companies ($0.1 billion), partially offset by lower prices ($0.2 billion).

GE CAPITAL

(In millions)	2011	2010	2009
REVENUES	**$ 45,730**	$ 46,422	$ 48,906
SEGMENT PROFIT	**$ 6,549**	$ 3,158	$ 1,325

December 31 (In millions)	2011	2010
TOTAL ASSETS	**$552,514**	$565,337

(In millions)	2011	2010	2009
REVENUES			
Commercial Lending and Leasing (CLL)	**$ 18,178**	$ 18,447	$ 20,762
Consumer	**16,781**	17,204	16,794
Real Estate	**3,712**	3,744	4,009
Energy Financial Services	**1,223**	1,957	2,117
GE Capital Aviation Services (GECAS)	**5,262**	5,127	4,594
SEGMENT PROFIT (LOSS)			
CLL	**$ 2,720**	$ 1,554	$ 963
Consumer	**3,551**	2,523	1,282
Real Estate	**(928)**	(1,741)	(1,541)
Energy Financial Services	**440**	367	212
GECAS	**1,150**	1,195	1,016

December 31 (In millions)	2011	2010
TOTAL ASSETS		
CLL	**$193,869**	$202,650
Consumer	**139,000**	147,327
Real Estate	**60,873**	72,630
Energy Financial Services	**18,357**	19,549
GECAS	**48,821**	49,106

GE Capital revenues decreased 1% and net earnings increased favorably in 2011 as compared with 2010. Revenues for 2011 and 2010 included $0.3 billion and $0.2 billion, respectively, from acquisitions and were reduced by $1.1 billion and $2.3 billion, respectively, as a result of dispositions. Revenues also increased as a result of the gain on sale of a substantial portion of our Garanti Bank equity investment (the Garanti Bank transaction), the weaker U.S. dollar and higher gains and investment income, partially offset by reduced revenues from lower ENI. Net earnings increased by $3.4 billion in 2011, primarily due to lower provisions for losses on financing receivables, the gain on the Garanti Bank transaction and lower impairments. GE Capital net earnings in 2011 also included restructuring, rationalization and other charges of $0.1 billion and net losses of $0.2 billion related to our Treasury operations.

During 2011, GE Capital provided approximately $104 billion of new financings in the U.S. to various companies, infrastructure projects and municipalities. Additionally, we extended approximately $87 billion of credit to approximately 56 million U.S. consumers. GE Capital provided credit to approximately 19,600 new commercial customers and 37,000 new small businesses in the U.S. during 2011 and ended the period with outstanding credit to more than 284,000 commercial customers and 191,000 small businesses through retail programs in the U.S.

GE Capital revenues decreased 5% and net earnings increased favorably in 2010 as compared with 2009. Revenues for 2010 and 2009 included $0.2 billion and $0.1 billion of revenues from acquisitions, respectively, and in 2010 were increased by $0.1 billion and in 2009 were reduced by $2.3 billion as a result of dispositions, including the effects of the 2010 deconsolidation of Regency Energy Partners L.P. (Regency) and the 2009 deconsolidation of Penske Truck Leasing Co., L.P. (PTL). The 2010 deconsolidation of Regency included a $0.1 billion gain on the sale of our general partnership interest in Regency and remeasurement of our retained investment (the Regency transaction). Revenues for 2010 also decreased $0.6 billion compared with 2009 as a result of organic revenue declines primarily driven by a lower asset base and a lower interest rate environment, partially offset by the weaker U.S. dollar. Net earnings increased for 2010 compared with 2009, primarily due to lower provisions for losses on financing receivables, lower selling, general and administrative costs and the gain on the Regency transaction, offset by higher marks and impairments, mainly at Real Estate, the absence of the first quarter 2009 tax benefit from the decision to indefinitely reinvest prior-year earnings outside the U.S., and the absence of the first quarter 2009 gain related to the PTL sale. GE Capital net earnings in 2010 also included restructuring, rationalization and other charges of $0.2 billion and net losses of $0.1 billion related to our Treasury operations.

Additional information about certain GE Capital businesses follows.

CLL 2011 revenues decreased 1% and net earnings increased 75% compared with 2010. Revenues decreased as a result of organic revenue declines ($1.1 billion), primarily due to lower ENI, partially offset by the weaker U.S. dollar ($0.5 billion) and higher gains and investment income ($0.4 billion). Net earnings increased in 2011, reflecting lower provisions for losses on financing receivables ($0.6 billion), higher gains and investment income ($0.3 billion), core increases ($0.2 billion) and lower impairments ($0.1 billion).

CLL 2010 revenues decreased 11% and net earnings increased 61% compared with 2009. Revenues in 2010 and 2009 included $0.2 billion and $0.1 billion, respectively, from acquisitions, and in 2010 were reduced by $1.2 billion from dispositions, primarily related to the 2009 deconsolidation of PTL. Revenues in 2010 also decreased $1.2 billion compared with 2009 as a result of organic revenue declines ($1.4 billion), partially offset by the weaker U.S. dollar ($0.2 billion). Net earnings increased by $0.6 billion in 2010, reflecting lower provisions for losses on financing receivables ($0.6 billion), higher gains ($0.2 billion) and lower selling, general and administrative costs ($0.1 billion). These increases were partially offset by the absence of the gain on the PTL sale and remeasurement ($0.3 billion) and declines in lower-taxed earnings from global operations ($0.1 billion).

Consumer 2011 revenues decreased 2% and net earnings increased 41% compared with 2010. Revenues included $0.3 billion from acquisitions and were reduced by $0.4 billion as a result of dispositions. Revenues in 2011 also decreased $0.3 billion as a result of organic revenue declines ($1.4 billion), primarily due to lower ENI, and higher impairments ($0.1 billion), partially offset by the gain on the Garanti Bank transaction ($0.7 billion), the weaker U.S. dollar ($0.5 billion) and higher gains ($0.1 billion). The increase in net earnings resulted primarily from lower provisions for losses on financing receivables ($1.0 billion), the gain on the Garanti Bank transaction ($0.3 billion) and acquisitions ($0.1 billion), partially offset by lower Garanti results ($0.2 billion), and core decreases ($0.2 billion).

Consumer 2010 revenues increased 2% and net earnings increased 97% compared with 2009. Revenues in 2010 were reduced by $0.3 billion as a result of dispositions. Revenues in 2010 increased $0.7 billion compared with 2009 as a result of the weaker U.S. dollar ($0.4 billion) and organic revenue growth ($0.4 billion). The increase in net earnings resulted primarily from core growth ($1.3 billion) and the weaker U.S. dollar ($0.1 billion), partially offset by the effects of dispositions ($0.1 billion). Core growth included lower provisions for losses on financing receivables across most platforms ($1.5 billion) and lower selling, general and administrative costs ($0.2 billion), partially offset by declines in lower-taxed earnings from global operations ($0.7 billion) including the absence of the first quarter 2009 tax benefit ($0.5 billion) from the decision to indefinitely reinvest prior-year earnings outside the U.S. and an increase in the valuation allowance associated with Japan ($0.2 billion).

Real Estate 2011 revenues decreased 1% and net earnings increased 47% compared with 2010. Revenues decreased as organic revenue declines ($0.4 billion), primarily due to lower ENI, were partially offset by increases in net gains on property sales ($0.2 billion) and the weaker U.S. dollar ($0.1 billion). Real Estate net earnings increased compared with 2010, as lower impairments ($0.7 billion), a decrease in provisions for losses on financing receivables ($0.4 billion) and increases in net gains on property sales ($0.2 billion) were partially offset by core declines ($0.4 billion). Depreciation expense on real estate equity investments totaled $0.9 billion and $1.0 billion in 2011 and 2010, respectively.

Real Estate 2010 revenues decreased 7% and net earnings decreased 13% compared with 2009. Revenues for 2010 decreased $0.3 billion compared with 2009 as a result of organic revenue declines and a decrease in property sales, partially offset by the weaker U.S. dollar. Real Estate net earnings decreased $0.2 billion compared with 2009, primarily from an increase in impairments related to equity properties and investments ($0.9 billion), partially offset by a decrease in provisions for losses on financing receivables ($0.4 billion), and core increases ($0.3 billion). Depreciation expense on real estate equity investments totaled $1.0 billion and $1.2 billion for 2010 and 2009, respectively.

Energy Financial Services 2011 revenues decreased 38% and net earnings increased 20% compared with 2010. Revenues decreased primarily as a result of the deconsolidation of Regency ($0.7 billion) and organic revenue declines ($0.3 billion), primarily from an asset sale in 2010 by an investee. These decreases were partially offset by higher gains ($0.2 billion). The increase in net earnings resulted primarily from higher gains ($0.2 billion), partially offset by the deconsolidation of Regency ($0.1 billion) and core decreases, primarily from an asset sale in 2010 by an investee.

Energy Financial Services 2010 revenues decreased 8% and net earnings increased 73% compared with 2009. Revenues in 2010 included a $0.1 billion gain related to the Regency transaction and in 2009 were reduced by $0.1 billion of gains from dispositions. Revenues in 2010 decreased compared with 2009 as a result of organic revenue growth ($0.4 billion), primarily increases in associated company revenues resulting from an asset sale by an investee ($0.2 billion), more than offset by the deconsolidation of Regency. The increase in net earnings resulted primarily from core increases ($0.1 billion), primarily increases in associated company earnings resulting from an asset sale by an investee ($0.2 billion) and the gain related to the Regency transaction ($0.1 billion).

GECAS 2011 revenues increased 3% and net earnings decreased 4% compared with 2010. Revenues for 2011 increased compared with 2010 as a result of organic revenue growth ($0.1 billion). The decrease in net earnings resulted primarily from core decreases ($0.1 billion), reflecting the 2010 benefit from resolution of the 2003–2005 IRS audit, partially offset by lower impairments ($0.1 billion).

GECAS 2010 revenues increased 12% and net earnings increased 18% compared with 2009. Revenues in 2010 increased compared with 2009 as a result of organic revenue growth ($0.5 billion), including higher investment income. The increase in net earnings resulted primarily from core increases ($0.2 billion), including the benefit from resolution of the 2003–2005 IRS audit, lower credit losses and higher investment income, partially offset by higher impairments related to our operating lease portfolio of commercial aircraft.

CORPORATE ITEMS AND ELIMINATIONS

(In millions)	2011	2010	2009
REVENUES			
Gains on disposed businesses	**$ 3,705**	$ 105	$ 303
Insurance activities	**3,437**	3,596	3,383
NBCU/NBCU LLC	**1,981**	16,901	15,436
Eliminations and other	**(1,539)**	(1,479)	(1,251)
Total	**$ 7,584**	$19,123	$17,871
OPERATING PROFIT (COST)			
Gains on disposed businesses	**$ 3,705**	$ 105	$ 303
NBCU/NBCU LLC	**830**	2,261	2,264
Insurance activities	**(58)**	(58)	(79)
Principal retirement plans[a]	**(1,898)**	(493)	(230)
Underabsorbed corporate overhead and other costs	**(2,938)**	(2,920)	(2,851)
Total	**$ (359)**	$ (1,105)	$ (593)

(a) Included non-operating (non-GAAP) pension income (cost) of $(1.1) billion, $0.3 billion and $1.5 billion in 2011, 2010 and 2009, respectively, which includes interest costs, expected return on plan assets and non-cash amortization of actuarial gains and losses. Also included operating (non-GAAP) pension income (costs) of $(1.4) billion, $(1.4) billion and $(2.0) billion in 2011, 2010 and 2009, respectively, which includes service cost and plan amendment amortization. See the Supplemental Information section.

Corporate items and eliminations revenues of $7.6 billion in 2011 decreased $11.5 billion as a $14.9 billion reduction in revenues from NBCU LLC operations resulting from the deconsolidation of NBCU effective January 28, 2011 and $0.3 billion of lower revenues from other disposed businesses were partially offset by a $3.7 billion pre-tax gain related to the NBCU transaction. Corporate items and eliminations costs decreased by $0.7 billion as $3.6 billion of higher gains from disposed businesses, primarily the NBCU transaction, and a $0.6 billion decrease in restructuring, rationalization, acquisition-related and other charges were partially offset by $1.4 billion of higher costs of our principal retirement plans, $1.4 billion of lower earnings from NBCU/NBCU LLC operations and a $0.6 billion increase in research and development spending and global corporate costs.

Certain amounts included in Corporate items and eliminations cost are not allocated to GE operating segments because they are excluded from the measurement of their operating performance for internal purposes. For 2011, these included $0.4 billion at Energy Infrastructure for acquisition-related costs and $0.4 billion at Healthcare, $0.3 billion at Energy Infrastructure, $0.2 billion at Aviation and $0.1 billion at both Home & Business Solutions and Transportation, primarily for technology and product development costs and restructuring, rationalization and other charges.

In 2011, underabsorbed corporate overhead and other costs was flat compared with 2010, as increased costs at our global research centers and global corporate costs were offset by lower restructuring and other charges (including acquisition-related costs) of $0.6 billion. In 2010, underabsorbed corporate overhead and other costs increased by $0.1 billion as compared with 2009, as increased costs at our global research centers and staff costs and lower income from operations of disposed businesses were partially offset by lower restructuring and other charges (including environmental remediation costs related to the Hudson River dredging project) of $0.6 billion.

DISCONTINUED OPERATIONS

(In millions)	2011	2010	2009
Earnings (loss) from discontinued operations, net of taxes	**$77**	$(873)	$219

Discontinued operations primarily comprised BAC, GE Money Japan, WMC, Consumer RV Marine, Consumer Mexico, Consumer Singapore and Australian Home Lending. Associated results of operations, financial position and cash flows are separately reported as discontinued operations for all periods presented.

In 2011, earnings from discontinued operations, net of taxes, included a $0.3 billion gain related to the sale of Consumer Singapore and earnings from operations at Australian Home Lending of $0.1 billion, partially offset by incremental reserves for excess interest claims related to our loss-sharing arrangement on the 2008 sale of GE Money Japan of $0.2 billion and the loss on the sale of Australian Home Lending of $0.1 billion.

In 2010, loss from discontinued operations, net of taxes, primarily reflected incremental reserves for excess interest claims related to our loss-sharing arrangement on the 2008 sale of GE Money Japan of $1.7 billion and estimated after-tax losses of $0.2 billion and $0.1 billion on the planned sales of Consumer Mexico and Consumer RV Marine, respectively, partially offset by an after-tax gain on the sale of BAC of $0.8 billion and earnings from operations at Consumer Mexico of $0.2 billion and at BAC of $0.1 billion.

In 2009, earnings from discontinued operations, net of taxes, primarily reflected earnings from operations of BAC of $0.3 billion, Australian Home Lending of $0.1 billion and Consumer Mexico of $0.1 billion, partially offset by incremental reserves for excess interest claims related to our loss-sharing arrangement on the 2008 sale of GE Money Japan of $0.2 billion and loss from operations at Consumer RV Marine of $0.1 billion.

For additional information related to discontinued operations, see Note 2.

Geographic Operations

Our global activities span all geographic regions and primarily encompass manufacturing for local and export markets, import and sale of products produced in other regions, leasing of aircraft, sourcing for our plants domiciled in other global regions and provision of financial services within these regional economies. Thus, when countries or regions experience currency and/or economic stress, we often have increased exposure to certain risks, but also often have new profit opportunities. New profit opportunities include, among other things, more opportunities for expansion of industrial and financial services activities through purchases of companies or assets at reduced prices and lower U.S. debt financing costs.

Revenues are classified according to the region to which products and services are sold. For purposes of this analysis, the U.S. is presented separately from the remainder of the Americas. We classify certain operations that cannot meaningfully be associated with specific geographic areas as "Other Global" for this purpose.

GEOGRAPHIC REVENUES

(In billions)	2011	2010	2009
U.S.	**$ 69.8**	$ 75.1	$ 75.8
Europe	**29.1**	31.0	36.3
Pacific Basin	**23.2**	20.8	19.3
Americas	**13.2**	11.7	11.3
Middle East and Africa	**9.8**	9.0	9.8
Other Global	**2.2**	2.0	1.9
Total	**$147.3**	$149.6	$154.4

Global revenues increased 4% to $77.5 billion in 2011, compared with $74.5 billion and $78.6 billion in 2010 and 2009, respectively. Global revenues to external customers as a percentage of consolidated revenues were 53% in 2011, compared with 50% in

2010 and 51% in 2009. The effects of currency fluctuations on reported results increased revenues by $2.5 billion in 2011, increased revenues by $0.5 billion in 2010 and decreased revenues by $3.9 billion in 2009.

GE global revenues, excluding GECS, in 2011 were $54.3 billion, up 9% over 2010. Increases in growth markets of 29% in Latin America, 28% in China and 46% in Australia more than offset decreases of 12% in Western Europe. These revenues as a percentage of GE total revenues, excluding GECS, were 55% in 2011, compared with 50% and 52% in 2010 and 2009, respectively. GE global revenues, excluding GECS, were $49.8 billion in 2010, down 6% from 2009, primarily resulting from decreases in Europe, Middle East and Africa, partially offset by an increase in Latin America.

GECS global revenues decreased 6% to $23.2 billion in 2011, compared with $24.7 billion and $25.7 billion in 2010 and 2009, respectively, primarily as a result of decreases in Western Europe. GECS global revenues as a percentage of total GECS revenues were 47% in 2011, compared with 50% in both 2010 and 2009. GECS global revenue decreased by 4% in 2010 from $25.7 billion in 2009, primarily as a result of decreases in Europe, partially offset by an increase in Australia.

TOTAL ASSETS (CONTINUING OPERATIONS)

December 31 (In billions)	2011	2010
U.S.	**$335.6**	$322.8
Europe	**213.0**	250.2
Pacific Basin	**62.3**	62.6
Americas	**46.7**	41.9
Other Global	**58.4**	57.9
Total	**$716.0**	$735.4

Total assets of global operations on a continuing basis were $380.4 billion in 2011, a decrease of $32.2 billion, or 8%, from 2010. GECS global assets on a continuing basis of $319.3 billion at the end of 2011 were 1% lower than at the end of 2010, reflecting declines in Europe, primarily due to dispositions and portfolio run-off in various businesses at Consumer and lower financing receivables and equipment leased to others at CLL.

Financial results of our global activities reported in U.S. dollars are affected by currency exchange. We use a number of techniques to manage the effects of currency exchange, including selective borrowings in local currencies and selective hedging of significant cross-currency transactions. Such principal currencies are the pound sterling, the euro, the Japanese yen, the Canadian dollar and the Australian dollar.

Environmental Matters

Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws. We are involved in a number of remediation actions to clean up hazardous wastes as required by federal and state laws. Such statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal or ownership of a disposal site. Expenditures for site remediation actions amounted to approximately $0.3 billion in 2011, $0.2 billion in 2010 and $0.3 billion in 2009. We presently expect that such remediation actions will require average annual expenditures of about $0.4 billion for each of the next two years.

In 2006, we entered into a consent decree with the Environmental Protection Agency (EPA) to dredge PCB-containing sediment from the upper Hudson River. The consent decree provided that the dredging would be performed in two phases. Phase 1 was completed in May through November of 2009. Between Phase 1 and Phase 2 there was an intervening peer review by an independent panel of national experts. The panel evaluated the performance of Phase 1 dredging operations with respect to Phase 1 Engineering Performance Standards and recommended proposed changes to the standards. On December 17, 2010, EPA issued its decision setting forth the final performance standards for Phase 2 of the Hudson River dredging project, incorporating aspects of the recommendations from the independent peer review panel and from GE. In December 2010, we agreed to perform Phase 2 of the project in accordance with the final performance standards set by EPA and increased our reserve by $0.8 billion in the fourth quarter of 2010 to account for the probable and estimable costs of completing Phase 2. In 2011, we completed the first year of Phase 2 dredging and commenced work on planned upgrades to the Hudson River wastewater processing facility. Based on the results from 2011 dredging and our best professional engineering judgment, we believe that our current reserve continues to reflect our probable and estimable costs for the remainder of Phase 2 of the dredging project.

Financial Resources and Liquidity

This discussion of financial resources and liquidity addresses the Statement of Financial Position, Liquidity and Borrowings, Debt and Derivative Instruments, Guarantees and Covenants, the Consolidated Statement of Changes in Shareowners' Equity, the Statement of Cash Flows, Contractual Obligations, and Variable Interest Entities.

Overview of Financial Position

Major changes to our shareowners' equity are discussed in the Consolidated Statement of Changes in Shareowners' Equity section. In addition, other significant changes to balances in our Statement of Financial Position follow.

Statement of Financial Position

Because GE and GECS share certain significant elements of their Statements of Financial Position—property, plant and equipment and borrowings, for example—the following discussion addresses significant captions in the "consolidated" statement. Within the following discussions, however, we distinguish between GE and GECS activities in order to permit meaningful analysis of each individual consolidating statement.

INVESTMENT SECURITIES comprise mainly investment grade debt securities supporting obligations to annuitants, policyholders and holders of guaranteed investment contracts (GICs) in our run-off insurance operations and Trinity, and investment securities at our treasury operations and investments held in our CLL business collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries. The fair value of investment securities increased to $47.4 billion at December 31, 2011 from $43.9 billion at December 31, 2010. Of the amount at December 31, 2011, we held debt securities with an estimated fair value of $46.3 billion, which included corporate debt securities, asset-backed securities (ABS), residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS) with estimated fair values of $26.1 billion, $5.0 billion, $2.6 billion and $2.8 billion, respectively. Net unrealized gains on debt securities were $3.0 billion and $0.6 billion at December 31, 2011 and December 31, 2010, respectively. This amount included unrealized losses on corporate debt securities, ABS, RMBS and CMBS of $0.6 billion, $0.2 billion, $0.3 billion and $0.2 billion, respectively, at December 31, 2011, as compared with $0.4 billion, $0.2 billion, $0.4 billion and $0.2 billion, respectively, at December 31, 2010.

We regularly review investment securities for impairment using both qualitative and quantitative criteria. We presently do not intend to sell the vast majority of our debt securities and believe that it is not more likely than not that we will be required to sell these securities that are in an unrealized loss position before recovery of our amortized cost. We believe that the unrealized loss associated with our equity securities will be recovered within the foreseeable future.

Our RMBS portfolio is collateralized primarily by pools of individual, direct mortgage loans (a majority of which were originated in 2006 and 2005), not other structured products such as collateralized debt obligations. Substantially all of our RMBS are in a senior position in the capital structure of the deals and more than 75% are agency bonds or insured by Monoline insurers (on which we continue to place reliance). Of our total RMBS portfolio at December 31, 2011 and December 31, 2010, approximately $0.5 billion and $0.7 billion, respectively, relate to residential subprime credit, primarily supporting our guaranteed investment contracts. A majority of exposure to residential subprime credit related to investment securities backed by mortgage loans originated in 2006 and 2005. Substantially all of the subprime RMBS were investment grade at the time of purchase and approximately 70% have been subsequently downgraded to below investment grade.

Our CMBS portfolio is collateralized by both diversified pools of mortgages that were originated for securitization (conduit CMBS) and pools of large loans backed by high quality properties (large loan CMBS), a majority of which were originated in 2007 and 2006. Substantially all of the securities in our CMBS portfolio have investment grade credit ratings and the vast majority of the securities are in a senior position in the capital structure.

Our ABS portfolio is collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries, as well as a variety of diversified pools of assets such as student loans and credit cards. The vast majority of our ABS are in a senior position in the capital structure of the deals. In addition, substantially all of the securities that are below investment grade are in an unrealized gain position.

If there has been an adverse change in cash flows for RMBS, management considers credit enhancements such as Monoline insurance (which are features of a specific security). In evaluating the overall creditworthiness of the Monoline insurer (Monoline), we use an analysis that is similar to the approach we use for corporate bonds, including an evaluation of the sufficiency of the Monoline's cash reserves and capital, ratings activity, whether the Monoline is in default or default appears imminent, and the potential for intervention by an insurance or other regulator.

Monolines provide credit enhancement for certain of our investment securities, primarily RMBS and municipal securities. The credit enhancement is a feature of each specific security that guarantees the payment of all contractual cash flows, and is not purchased separately by GE. The Monoline industry continues to experience financial stress from increasing delinquencies and defaults on the individual loans underlying insured securities. We continue to rely on Monolines with adequate capital and claims paying resources. We have reduced our reliance on Monolines that do not have adequate capital or have experienced regulator intervention. At December 31, 2011, our investment securities insured by Monolines on which we continue to place reliance were $1.6 billion, including $0.3 billion of our $0.5 billion investment in subprime RMBS. At December 31, 2011, the unrealized loss associated with securities subject to Monoline credit enhancement, for which there is an expected credit loss, was $0.3 billion.

Total pre-tax, other-than-temporary impairment losses during 2011 were $0.5 billion, of which $0.4 billion was recognized in earnings and primarily relates to credit losses on non-U.S. government and non-U.S. corporate securities and other-than-temporary losses on equity securities and $0.1 billion primarily relates to non-credit related losses on RMBS and is included within accumulated other comprehensive income.

Total pre-tax, other-than-temporary impairment losses during 2010 were $0.5 billion, of which $0.3 billion was recognized in earnings and primarily relates to credit losses on RMBS, non-U.S. government securities, non-U.S. corporate securities and other-than-temporary losses on equity securities, and $0.2 billion primarily relates to non-credit related losses on RMBS and is included within accumulated other comprehensive income.

Our qualitative review attempts to identify issuers' securities that are "at-risk" of other-than-temporary impairment, that is, for securities that we do not intend to sell and it is not more likely than not that we will be required to sell before recovery of our amortized cost, whether there is a possibility of credit loss that would result in an other-than-temporary impairment recognition in the following 12 months. Securities we have identified as "at-risk" primarily relate to investments in RMBS and non-U.S. corporate debt securities across a broad range of industries. The amount of associated unrealized loss on these securities at December 31, 2011, is $0.6 billion. Unrealized losses are not indicative of the amount of credit loss that would be recognized as credit losses are determined based on adverse changes in expected cash flows rather than fair value. For further information relating to how credit losses are calculated, see Note 3. Uncertainty in the capital markets may cause increased levels of other-than-temporary impairments.

At both December 31, 2011 and December 31, 2010, unrealized losses on investment securities totaled $1.6 billion, including $1.2 billion aged 12 months or longer at December 31, 2011 and $1.3 billion aged 12 months or longer at December 31, 2010. Of the amount aged 12 months or longer at December 31, 2011, more than 70% are debt securities that were considered to be investment grade by the major rating agencies. In addition, of the amount aged 12 months or longer, $0.7 billion and $0.3 billion related to structured securities (mortgage-backed, asset-backed and securitization retained interests) and corporate debt securities, respectively. With respect to our investment securities that are in an unrealized loss position at December 31, 2011, the majority relate to debt securities held to support obligations to holders of GICs. We presently do not intend to sell the vast majority of our debt securities and believe that it is not more likely than not that we will be required to sell these securities that are in an unrealized loss position before recovery of our amortized cost. For additional information, see Note 3.

FAIR VALUE MEASUREMENTS. For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Additional information about our application of this guidance is provided in Notes 1 and 21. At December 31, 2011, the aggregate amount of investments that are measured at fair value through earnings totaled $5.9 billion and consisted primarily of various assets held for sale in the ordinary course of business, as well as equity investments.

WORKING CAPITAL, representing GE current receivables and inventories, less GE accounts payable and progress collections, increased $1.6 billion at December 31, 2011, compared to December 31, 2010 due to increases in receivables and inventory, and lower progress collections, partially offset by increased accounts payable. As Energy Infrastructure and Aviation deliver units out of their backlogs over the next few years, progress collections of $11.3 billion at December 31, 2011, will be earned, which, along with progress collections on new orders, will impact working capital. Throughout the last five years, we have executed a significant number of initiatives through our Operating Council, such as lean cycle time projects, which have resulted in a more efficient use of working capital. The Operating Council meets at least eight times per year and is led by our Chairman. We discuss current receivables and inventories, two important elements of working capital, in the following paragraphs.

CURRENT RECEIVABLES for GE totaled to $11.8 billion at the end of 2011 and $10.4 billion at the end of 2010, and included $9.0 billion due from customers at the end of 2011 compared with $8.1 billion at the end of 2010. GE current receivables turnover was 8.3 in 2011, compared with 8.6 in 2010. The overall increase in current receivables was primarily due to the higher volume and acquisitions at Energy Infrastructure ($1.1 billion).

INVENTORIES for GE totaled to $13.7 billion at December 31, 2011, up $2.3 billion from the end of 2010. This increase reflected higher inventories at Energy Infrastructure, partially due to acquisitions ($1.0 billion), Aviation and Transportation. GE inventory turnover was 7.0 and 7.2 in 2011 and 2010, respectively. See Note 5.

FINANCING RECEIVABLES is our largest category of assets and represents one of our primary sources of revenues. Our portfolio of financing receivables is diverse and not directly comparable to major U.S. banks. A discussion of the quality of certain elements of the financing receivables portfolio follows.

Our consumer portfolio is largely non-U.S. and primarily comprises mortgage, sales finance, auto and personal loans in various European and Asian countries. Our U.S. consumer financing receivables comprise 16% of our total portfolio. Of those, approximately 65% relate primarily to credit cards, which are often subject to profit and loss-sharing arrangements with the retailer (the results of which are reflected in revenues), and have a smaller average balance and lower loss severity as compared to bank cards. The remaining 35% are sales finance receivables, which provide electronics, recreation, medical and home improvement financing to customers. In 2007, we exited the U.S. mortgage business and we have no U.S. auto or student loans.

Our commercial portfolio primarily comprises senior, secured positions with comparatively low loss history. The secured receivables in this portfolio are collateralized by a variety of asset classes, which for our CLL business primarily include: industrial-related facilities and equipment, vehicles, corporate aircraft, and equipment used in many industries, including the construction, manufacturing, transportation, media, communications, entertainment and healthcare industries. The portfolios in our Real Estate, GECAS and Energy Financial Services businesses are collateralized by commercial real estate, commercial aircraft and operating assets in the global energy industry, respectively. We are in a secured position for substantially all of our commercial portfolio.

Losses on financing receivables are recognized when they are incurred, which requires us to make our best estimate of probable losses inherent in the portfolio. The method for calculating the best estimate of losses depends on the size, type and risk characteristics of the related financing receivable. Such an estimate requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values (including housing price indices as applicable), and the present and expected future levels of interest rates. The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible to experience credit losses that are different from our current estimates.

Our risk management process includes standards and policies for reviewing major risk exposures and concentrations, and evaluates relevant data either for individual loans or financing leases, or on a portfolio basis, as appropriate.

Loans acquired in a business acquisition are recorded at fair value, which incorporates our estimate at the acquisition date of the credit losses over the remaining life of the portfolio. As a result, the allowance for losses is not carried over at acquisition. This may have the effect of causing lower reserve coverage ratios for those portfolios.

For purposes of the discussion that follows, "delinquent" receivables are those that are 30 days or more past due based on their contractual terms; and "nonearning" receivables are those that are 90 days or more past due (or for which collection is otherwise doubtful). Nonearning receivables exclude loans purchased at a discount (unless they have deteriorated post acquisition). Under FASB ASC 310, *Receivables*, these loans are initially recorded at fair value and accrete interest income over the estimated life of the loan based on reasonably estimable cash flows even if the underlying loans are contractually delinquent at acquisition. In addition, nonearning receivables exclude loans that are paying on a cash accounting basis but classified as nonaccrual and impaired. "Nonaccrual" financing receivables include all nonearning receivables and are those on which we have stopped accruing interest. We stop accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Recently restructured financing receivables are not considered delinquent when payments are brought current according to the restructured terms, but may remain classified as nonaccrual until there has been a period of satisfactory payment performance by the borrower and future payments are reasonably assured of collection.

Further information on the determination of the allowance for losses on financing receivables and the credit quality and categorization of our financing receivables is provided in the Critical Accounting Estimates section and Notes 1, 6 and 23.

	Financing receivables		Nonearning receivables		Allowance for losses	
December 31 (In millions)	2011	2010	2011	2010	2011	2010
COMMERCIAL						
CLL						
Americas[a]	**$ 80,505**	$ 88,558	**$1,862**	$ 2,573	**$ 889**	$1,288
Europe	**36,899**	37,498	**1,167**	1,241	**400**	429
Asia	**11,635**	11,943	**269**	406	**157**	222
Other[a]	**436**	664	**11**	6	**4**	6
Total CLL	**129,475**	138,663	**3,309**	4,226	**1,450**	1,945
Energy Financial Services	**5,912**	7,011	**22**	62	**26**	22
GECAS	**11,901**	12,615	**55**	—	**17**	20
Other	**1,282**	1,788	**65**	102	**37**	58
Total Commercial	**148,570**	160,077	**3,451**	4,390	**1,530**	2,045
REAL ESTATE						
Debt[b]	**24,501**	30,249	**541**	961	**949**	1,292
Business Properties[c]	**8,248**	9,962	**249**	386	**140**	196
Total Real Estate	**32,749**	40,211	**790**	1,347	**1,089**	1,488
CONSUMER						
Non-U.S. residential mortgages[d]	**36,170**	40,011	**3,349**	3,738	**706**	803
Non-U.S. installment and revolving credit	**18,544**	20,132	**263**	289	**717**	937
U.S. installment and revolving credit	**46,689**	43,974	**990**	1,201	**2,008**	2,333
Non-U.S. auto	**5,691**	7,558	**43**	46	**101**	168
Other	**7,244**	8,304	**419**	478	**199**	259
Total Consumer	**114,338**	119,979	**5,064**	5,752	**3,731**	4,500
Total	**$295,657**	$320,267	**$9,305**	$11,489	**$6,350**	$8,033

(a) During 2011, we transferred our Railcar lending and leasing portfolio from CLL Other to CLL Americas. Prior-period amounts were reclassified to conform to the current-period presentation.

(b) Financing receivables included $0.1 billion and $0.2 billion of construction loans at December 31, 2011 and December 31, 2010, respectively.

(c) Our Business Properties portfolio is underwritten primarily by the credit quality of the borrower and secured by tenant and owner-occupied commercial properties.

(d) At December 31, 2011, net of credit insurance, approximately 25% of our secured Consumer non-U.S. residential mortgage portfolio comprised loans with introductory, below market rates that are scheduled to adjust at future dates; with high loan-to-value ratios at inception (greater than 90%); whose terms permitted interest-only payments; or whose terms resulted in negative amortization. At origination, we underwrite loans with an adjustable rate to the reset value. Of these loans, 79% are in our U.K. and France portfolios, which comprise mainly loans with interest-only payments and introductory below market rates, have a delinquency rate of 15%, have a loan-to-value ratio at origination of 76% and have re-indexed loan-to-value ratios of 84% and 56%, respectively. At December 31, 2011, 6% (based on dollar values) of these loans in our U.K. and France portfolios have been restructured.

The portfolio of financing receivables, before allowance for losses, was $295.7 billion at December 31, 2011, and $320.3 billion at December 31, 2010. Financing receivables, before allowance for losses, decreased $24.6 billion from December 31, 2010, primarily as a result of collections exceeding originations ($14.9 billion) (which includes sales), write-offs ($7.2 billion) and the stronger U.S. dollar ($1.5 billion), partially offset by acquisitions ($3.6 billion). The $24.6 billion decline in financing receivables excludes financing receivables of $11.5 billion, previously reported in Discontinued operations or Assets of businesses held for sale (primarily non-U.S. residential mortgages and non-U.S. installment and revolving credit) associated with 2011 business and portfolio dispositions. See Note 2.

Related nonearning receivables totaled $9.3 billion (3.1% of outstanding receivables) at December 31, 2011, compared with $11.5 billion (3.6% of outstanding receivables) at December 31, 2010. Nonearning receivables decreased from December 31, 2010, primarily due to write-offs and discounted payoffs in Real Estate, improved performance in Commercial and improvements in our entry rates in Consumer.

The allowance for losses at December 31, 2011 totaled $6.4 billion compared with $8.0 billion at December 31, 2010, representing our best estimate of probable losses inherent in the portfolio. Allowance for losses decreased $1.7 billion from December 31, 2010, primarily because provisions were lower than write-offs, net of recoveries by $1.5 billion, which is attributable to a reduction in the overall financing receivables balance and an improvement in the overall credit environment. The allowance for losses as a percent of total financing receivables decreased from 2.5% at December 31, 2010 to 2.1% at December 31, 2011 primarily due to a decrease in the allowance for losses as discussed above, partially offset by a decline in the overall financing receivables balance as collections exceeded originations. Further information surrounding the allowance for losses related to each of our portfolios is detailed below.

The following table provides information surrounding selected ratios related to nonearning financing receivables and the allowance for losses.

December 31	Nonearning financing receivables as a percent of financing receivables		Allowance for losses as a percent of nonearning financing receivables		Allowance for losses as a percent of total financing receivables	
	2011	2010	**2011**	2010	**2011**	2010
COMMERCIAL						
CLL						
Americas	**2.3%**	2.9%	**47.7%**	50.1%	**1.1%**	1.5%
Europe	**3.2**	3.3	**34.3**	34.6	**1.1**	1.1
Asia	**2.3**	3.4	**58.4**	54.7	**1.3**	1.9
Other	**2.5**	0.9	**36.4**	100.0	**0.9**	0.9
Total CLL	**2.6**	3.0	**43.8**	46.0	**1.1**	1.4
Energy Financial Services	**0.4**	0.9	**118.2**	35.5	**0.4**	0.3
GECAS	**0.5**	—	**30.9**	—	**0.1**	0.2
Other	**5.1**	5.7	**56.9**	56.9	**2.9**	3.2
Total Commercial	**2.3**	2.7	**44.3**	46.6	**1.0**	1.3
REAL ESTATE						
Debt	**2.2**	3.2	**175.4**	134.4	**3.9**	4.3
Business Properties	**3.0**	3.9	**56.2**	50.8	**1.7**	2.0
Total Real Estate	**2.4**	3.3	**137.8**	110.5	**3.3**	3.7
CONSUMER						
Non-U.S. residential mortgages	**9.3**	9.3	**21.1**	21.5	**2.0**	2.0
Non-U.S. installment and revolving credit	**1.4**	1.4	**272.6**	324.2	**3.9**	4.7
U.S. installment and revolving credit	**2.1**	2.7	**202.8**	194.3	**4.3**	5.3
Non-U.S. auto	**0.8**	0.6	**234.9**	365.2	**1.8**	2.2
Other	**5.8**	5.8	**47.5**	54.2	**2.7**	3.1
Total Consumer	**4.4**	4.8	**73.7**	78.2	**3.3**	3.8
Total	**3.1**	3.6	**68.2**	69.9	**2.1**	2.5

Included below is a discussion of financing receivables, allowance for losses, nonearning receivables and related metrics for each of our significant portfolios.

CLL—AMERICAS. Nonearning receivables of $1.9 billion represented 20.0% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables decreased from 50.1% at December 31, 2010, to 47.7% at December 31, 2011, reflecting an overall improvement in the credit quality of the remaining portfolio and an overall decrease in nonearning receivables. The ratio of nonearning receivables as a percent of financing receivables decreased from 2.9% at December 31, 2010, to 2.3% at December 31, 2011, primarily due to reduced nonearning exposures in our healthcare, media, franchise and inventory financing portfolios, which more than offset deterioration in our corporate aircraft portfolio. Collateral supporting these nonearning financing receivables primarily includes assets in the restaurant and hospitality, trucking and industrial equipment industries and corporate aircraft and, for our leveraged finance business, equity of the underlying businesses.

CLL—EUROPE. Nonearning receivables of $1.2 billion represented 12.5% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables decreased from 34.6% at December 31, 2010, to 34.3% at December 31, 2011, primarily due to an increase in nonearning receivables in our senior secured lending portfolio, partially offset by a reduction in nonearning receivables related to account restructuring in our asset-backed lending portfolio and improved delinquency in our equipment finance portfolio. The majority of nonearning receivables are attributable to the Interbanca S.p.A. portfolio, which was acquired in 2009. The loans acquired with Interbanca S.p.A. were recorded at fair value, which incorporates an estimate at the acquisition date of credit losses over their remaining life. Accordingly, these loans generally have a lower ratio of allowance for losses as a percent of nonearning receivables compared to the remaining portfolio. Excluding the nonearning loans attributable to the 2009 acquisition of Interbanca S.p.A., the ratio of allowance for losses as a percent of nonearning receivables decreased from 65.7% at December 31, 2010, to 55.9% at December 31, 2011, for the reasons described above. The ratio of nonearning receivables as a percent of financing receivables decreased from 3.3% at December 31, 2010, to 3.2% at December 31, 2011, as a result of a decrease in nonearning receivables across our equipment finance and asset-backed lending portfolios, partially offset by the increase in nonearning receivables in our senior secured lending portfolio, for the reasons described above. Collateral supporting these secured nonearning financing receivables are primarily equity of the underlying businesses for our senior secured lending and Interbanca S.p.A. businesses, and equipment for our equipment finance portfolio.

CLL—ASIA. Nonearning receivables of $0.3 billion represented 2.9% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables increased from 54.7% at December 31, 2010, to 58.4% at

December 31, 2011, primarily as a result of collections and write-offs of nonearning receivables in our asset-based financing businesses in Japan, Australia and New Zealand. The ratio of nonearning receivables as a percent of financing receivables decreased from 3.4% at December 31, 2010, to 2.3% at December 31, 2011, primarily due to the decline in nonearning receivables related to our asset-based financing businesses in Japan, Australia and New Zealand, partially offset by a lower financing receivables balance. Collateral supporting these non-earning financing receivables is primarily commercial real estate, manufacturing equipment, corporate aircraft, and assets in the auto industry.

REAL ESTATE—DEBT. Nonearning receivables of $0.5 billion represented 5.8% of total nonearning receivables at December 31, 2011. The decrease in nonearning receivables from December 31, 2010, was driven primarily by the resolution of U.S. multi-family and office nonearning loans, as well as European hotel and retail loans, through restructurings, payoffs and foreclosures, partially offset by new European multi-family delinquencies. The ratio of allowance for losses as a percent of nonearning receivables increased from 134.4% to 175.4% reflecting resolution of non-earning loans as mentioned above. The ratio of allowance for losses as a percent of total financing receivables decreased from 4.3% at December 31, 2010 to 3.9% at December 31, 2011, driven primarily by write-offs related to settlements and payoffs from impaired loan borrowers and improvement in collateral values.

The Real Estate financing receivables portfolio is collateralized by income-producing or owner-occupied commercial properties across a variety of asset classes and markets. At December 31, 2011, total Real Estate financing receivables of $32.7 billion were primarily collateralized by owner-occupied properties ($8.2 billion), office buildings ($7.2 billion), apartment buildings ($4.5 billion) and hotel properties ($3.8 billion). In 2011, commercial real estate markets showed signs of improved stability and liquidity in certain markets; however, the pace of improvement varies significantly by asset class and market and the long term outlook remains uncertain. We have and continue to maintain an intense focus on operations and risk management. Loan loss reserves related to our Real Estate—Debt financing receivables are particularly sensitive to declines in underlying property values. Assuming global property values decline an incremental 1% or 5%, and that decline occurs evenly across geographies and asset classes, we estimate incremental loan loss reserves would be required of less than $0.1 billion and approximately $0.2 billion, respectively. Estimating the impact of global property values on loss performance across our portfolio depends on a number of factors, including macroeconomic conditions, property level operating performance, local market dynamics and individual borrower behavior. As a result, any sensitivity analyses or attempts to forecast potential losses carry a high degree of imprecision and are subject to change. At December 31, 2011, we had 119 foreclosed commercial real estate properties totaling $0.7 billion.

CONSUMER—NON-U.S. RESIDENTIAL MORTGAGES. Nonearning receivables of $3.3 billion represented 36.0% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables decreased from 21.5% at December 31, 2010, to 21.1% at December 31, 2011. In the year ended 2011, our nonearning receivables decreased primarily due to improving portfolio quality in the U.K. Our non-U.S. mortgage portfolio has a loan-to-value ratio of approximately 75% at origination and the vast majority are first lien positions. Our U.K. and France portfolios, which comprise a majority of our total mortgage portfolio, have reindexed loan-to-value ratios of 84% and 56%, respectively. About 4% of these loans are without mortgage insurance and have a reindexed loan-to-value ratio equal to or greater than 100%. Loan-to-value information is updated on a quarterly basis for a majority of our loans and considers economic factors such as the housing price index. At December 31, 2011, we had in repossession stock 461 houses in the U.K., which had a value of approximately $0.1 billion. The ratio of nonearning receivables as a percent of financing receivables remained constant at 9.3% at December 31, 2011.

CONSUMER—NON-U.S. INSTALLMENT AND REVOLVING CREDIT. Nonearning receivables of $0.3 billion represented 2.8% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables decreased from 324.2% at December 31, 2010 to 272.6% at December 31, 2011, reflecting the effects of loan repayments and reduced originations primarily in our European platforms.

CONSUMER—U.S. INSTALLMENT AND REVOLVING CREDIT. Nonearning receivables of $1.0 billion represented 10.6% of total nonearning receivables at December 31, 2011. The ratio of allowance for losses as a percent of nonearning receivables increased from 194.3% at December 31, 2010, to 202.8% at December 31, 2011, as a result of lower entry rates and improved collections resulting in reductions in our nonearning receivables balance. The ratio of nonearning receivables as a percentage of financing receivables decreased from 2.7% at December 31, 2010 to 2.1% at December 31, 2011, primarily due to lower delinquencies reflecting an improvement in the overall credit environment.

Nonaccrual Financing Receivables

The following table provides details related to our nonaccrual and nonearning financing receivables. Nonaccrual financing receivables include all nonearning receivables and are those on which we have stopped accruing interest. We stop accruing interest at the earlier of the time at which collection becomes doubtful or the account becomes 90 days past due. Substantially all of the differences between nonearning and nonaccrual financing receivables relate to loans which are classified as nonaccrual financing receivables but are paying on a cash accounting basis, and therefore excluded from nonearning receivables. Of our $17.0 billion nonaccrual loans at December 31, 2011, $7.5 billion are currently paying in accordance with their contractual terms.

December 31, 2011 (In millions)	Nonaccrual financing receivables	Nonearning financing receivables
Commercial		
CLL	$ 4,512	$3,309
Energy Financial Services	22	22
GECAS	69	55
Other	115	65
Total Commercial	4,718	3,451
Real Estate	6,949	790
Consumer	5,316	5,064
Total	$16,983	$9,305

Impaired Loans

"Impaired" loans in the table below are defined as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. The vast majority of our Consumer and a portion of our CLL nonaccrual receivables are excluded from this definition, as they represent smaller balance homogeneous loans that we evaluate collectively by portfolio for impairment.

Impaired loans include nonearning receivables on larger balance or restructured loans, loans that are currently paying interest under the cash basis (but are excluded from the nonearning category), and loans paying currently but which have been previously restructured.

Specific reserves are recorded for individually impaired loans to the extent we have determined that it is probable that we will be unable to collect all amounts due according to original contractual terms of the loan agreement. Certain loans classified as impaired may not require a reserve because we believe that we will ultimately collect the unpaid balance (through collection or collateral repossession).

Further information pertaining to loans classified as impaired and specific reserves is included in the table below.

December 31 (In millions)	2011	2010
LOANS REQUIRING ALLOWANCE FOR LOSSES		
Commercial[a]	$ 2,357	$ 2,733
Real Estate	4,957	6,812
Consumer	3,036	2,446
Total loans requiring allowance for losses	10,350	11,991
LOANS EXPECTED TO BE FULLY RECOVERABLE		
Commercial[a]	3,305	3,087
Real Estate	3,790	3,005
Consumer	69	102
Total loans expected to be fully recoverable	7,164	6,194
TOTAL IMPAIRED LOANS	$17,514	$18,185
ALLOWANCE FOR LOSSES (SPECIFIC RESERVES)		
Commercial[a]	$ 812	$ 1,031
Real Estate	822	1,150
Consumer	717	555
Total allowance for losses (specific reserves)	$ 2,351	$ 2,736
Average investment during the period	$18,384	$15,538
Interest income earned while impaired[b]	733	391

(a) Includes CLL, Energy Financial Services, GECAS and Other.

(b) Recognized principally on a cash basis.

We regularly review our Real Estate loans for impairment using both quantitative and qualitative factors, such as debt service coverage and loan-to-value ratios. We classify Real Estate loans as impaired when the most recent valuation reflects a projected loan-to-value ratio at maturity in excess of 100%, even if the loan is currently paying in accordance with contractual terms.

Of our $8.7 billion impaired loans at Real Estate at December 31, 2011, $7.9 billion are currently paying in accordance with the contractual terms of the loan and are typically loans where the borrower has adequate debt service coverage to meet contractual interest obligations. Impaired loans at CLL primarily represent senior secured lending positions.

Our impaired loan balance at December 31, 2011 and 2010, classified by the method used to measure impairment was as follows.

December 31 (In millions)	2011	2010
METHOD USED TO MEASURE IMPAIRMENT		
Discounted cash flow	$ 8,981	$ 7,644
Collateral value	8,533	10,541
Total	$17,514	$18,185

See Note 1 for further information on collateral dependent loans and our valuation process.

Our loss mitigation strategy is intended to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a Troubled Debt Restructuring (TDR), and also as impaired. Changes to Real Estate's loans primarily include maturity extensions, principal payment acceleration, changes to collateral terms and cash sweeps, which are in addition to, or sometimes in lieu of, fees and rate increases. The determination of whether these changes to the terms and conditions of our commercial loans meet the TDR criteria includes our consideration of all relevant facts and circumstances. At December 31, 2011, TDRs included in impaired loans were $13.7 billion, primarily relating to Real Estate ($7.0 billion), CLL ($3.6 billion) and Consumer ($2.9 billion).

Real Estate TDRs increased from $4.9 billion at December 31, 2010 to $7.0 billion at December 31, 2011, primarily driven by loans scheduled to mature during 2011, some of which were modified during 2011 and classified as TDRs upon modification. For borrowers with demonstrated operating capabilities, we work to restructure loans when the cash flow and projected value of the underlying collateral support repayment over the modified term. We deem loan modifications to be TDRs when we have granted a concession to a borrower experiencing financial difficulty and we do not receive adequate compensation in the form of an effective interest rate that is at current market rates of interest given the risk characteristics of the loan or other consideration that compensates us for the value of the concession. For the year ended December 31, 2011, we modified $4.0 billion of loans classified as TDRs, substantially all in our Debt portfolio. Changes to these loans primarily included maturity extensions, principal payment acceleration, changes to collateral or covenant terms and cash sweeps, which are in addition to, or sometimes in lieu of, fees and rate increases. The limited liquidity and higher return requirements in the real estate market for loans with higher loan-to-value (LTV) ratios has typically resulted in the conclusion that the modified terms are not at current market rates of interest, even if the modified loans are expected to be fully recoverable. We received the same or additional compensation in the form of rate increases and fees for the majority of these TDRs. Of our modifications classified as TDRs in the last twelve months, $0.1 billion have subsequently experienced a payment default.

The substantial majority of the Real Estate TDRs have reserves determined based upon collateral value. Our specific reserves on Real Estate TDRs were $0.6 billion at December 31, 2011 and $0.4 billion at December 31, 2010, and were 8.4% and 8.9%, respectively, of Real Estate TDRs. Although we experienced an increase in TDRs over this period, in many situations these loans did not require a specific reserve as collateral value adequately covered our recorded investment in the loan. While these modified loans had adequate collateral coverage, we were still required to complete our TDR classification evaluation on each of the modifications without regard to collateral adequacy.

We utilize certain short-term (three months or less) loan modification programs for borrowers experiencing temporary financial difficulties in our Consumer loan portfolio. These loan modification programs are primarily concentrated in our non-U.S. residential mortgage and non-U.S. installment and revolving portfolios. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government-sponsored mortgage modification programs. For the year ended December 31, 2011, we provided short-term modifications of approximately $1.0 billion of consumer loans for borrowers experiencing financial difficulties, substantially all in our non-U.S. residential mortgage, credit card and personal loan portfolios, which are not classified as TDRs. For these modified loans, we provided insignificant interest rate reductions and payment deferrals, which were not part of the terms of the original contract. We expect borrowers whose loans have been modified under these short-term programs to continue to be able to meet their contractual obligations upon the conclusion of the short-term modification. In addition, we have modified $2.0 billion of Consumer loans for the year ended December 31, 2011, which are classified as TDRs. Further information on Consumer impaired loans is provided in Note 23.

Delinquencies

For additional information on delinquency rates at each of our major portfolios, see Note 23.

GECS Selected European Exposures

At December 31, 2011, we had $92 billion in financing receivables to consumer and commercial customers in Europe. The GECS financing receivables portfolio in Europe is well diversified across European geographies and customers. Approximately 85% of the portfolio is secured by collateral and represents approximately 500,000 commercial customers. Several European countries, including Spain, Portugal, Ireland, Italy, Greece and Hungary ("focus countries"), have been subject to credit deterioration due to weaknesses in their economic and fiscal situations. The carrying value of GECS funded exposures in these focus countries and in the rest of Europe comprised the following at December 31, 2011.

December 31, 2011 (In millions)	Spain	Portugal	Ireland	Italy	Greece	Hungary	Rest of Europe	Total Europe
Financing receivables, net of allowance for loan losses[a][b]	$2,316	$601	$881	$7,231	$ 88	$3,060	$78,208	$92,385
Investments[c][d]	2	—	24	611	36	152	2,650	3,475
Derivatives, net of collateral[c][e]	47	—	—	86	—	—	177	310
Total funded exposures[f]	$2,365	$601	$905	$7,928	$124	$3,212	$81,035	$96,170
Unfunded commitments	$ —	$ —	$ —	$ 311	$ —	$ 557	$ 8,168	$ 9,036

(a) Financing receivable amounts are classified based on the location or nature of the related obligor.

(b) Substantially all relates to non-sovereign obligors. Includes residential mortgage loans of approximately $35.4 billion before consideration of purchased credit protection. We have third-party mortgage insurance for approximately 28% of these residential mortgage loans, substantially all of which were originated in the U.K., Poland and France.

(c) Investments and derivatives are classified based on the location of the parent of the obligor or issuer.

(d) Includes $1.1 billion related to financial institutions, $0.5 billion related to non-financial institutions and $1.9 billion related to sovereign issuers. Sovereign issuances totaled $0.1 billion, $0.1 billion and $0.1 billion related to Italy, Hungary and Greece, respectively. We held no investments issued by sovereign entities in the other focus countries.

(e) Net of cash collateral, entire amount is non-sovereign.

(f) Excludes other GECS funded assets in European countries, which comprise cash and equivalents ($41.6 billion), ELTO ($11.9 billion), real estate held for investment ($7.3 billion), and cost and equity method investments ($2.5 billion). GECS cash and equivalents in European countries include cash on short-term placement with highly rated global financial institutions based in Europe, sovereign central banks and agencies or supranational entities ($24.2 billion) and the remaining $17.4 billion of cash and equivalents is placed with highly rated European financial institutions on a short-term basis and is secured by U.S. Treasury securities ($9.6 billion) and sovereign bonds of non-focus countries ($7.8 billion), where the value of our collateral exceeds the amount of our cash exposure.

We manage counterparty exposure, including credit risk, on an individual counterparty basis. We place defined risk limits around each obligor and review our risk exposure on the basis of both the primary and parent obligor, as well as the issuer of securities held as collateral. These limits are adjusted on an ongoing basis based on our continuing assessment of the credit risk of the obligor or issuer. In setting our counterparty risk limits, we focus on high quality credits and diversification through spread of risk in an effort to actively manage our overall exposure. We actively monitor each exposure against these limits and take appropriate action when we believe that risk limits have been exceeded or there are excess risk concentrations. Our collateral position and ability to work out problem accounts has historically mitigated our actual loss experience. Delinquency experience has been improving in our European commercial and consumer platforms in the aggregate, and we actively monitor and take action to reduce exposures where appropriate. Uncertainties surrounding European markets could have an impact on the judgments and estimates used in determining the carrying value of these assets.

OTHER GECS RECEIVABLES totaled $13.4 billion at December 31, 2011 and $12.9 billion at December 31, 2010, and consisted primarily of amounts due from GE (primarily related to material procurement programs of $3.5 billion and $2.7 billion at December 31, 2011 and December 31, 2010, respectively), insurance receivables, nonfinancing customer receivables, amounts due under operating leases, amounts accrued from investment income, tax receivables and various sundry items.

PROPERTY, PLANT AND EQUIPMENT totaled $65.7 billion at December 31, 2011, down $0.5 billion from 2010, primarily reflecting a reduction in equipment leased to others principally as a result of the disposal of our CLL marine container leasing business. GE property, plant and equipment consisted of investments for its own productive use, whereas the largest element for GECS was equipment provided to third parties on operating leases. Details by category of investment are presented in Note 7.

GE additions to property, plant and equipment totaled $3.0 billion and $2.4 billion in 2011 and 2010, respectively. Total expenditures, excluding equipment leased to others, for the past five years were $13.1 billion, of which 40% was investment for growth through new capacity and product development; 24% was investment in productivity through new equipment and process improvements; and 36% was investment for other purposes such as improvement of research and development facilities and safety and environmental protection.

GECS additions to property, plant and equipment were $9.9 billion and $7.7 billion during 2011 and 2010, respectively, primarily reflecting additions of commercial aircraft at GECAS.

GOODWILL AND OTHER INTANGIBLE ASSETS totaled $84.7 billion and $74.4 billion, respectively, at December 31, 2011. Goodwill increased $8.2 billion from 2010, primarily from the acquisitions of Converteam, the Well Support division of John Wood Group PLC, Dresser, Inc., Wellstream PLC and Lineage Power Holdings, Inc., partially offset by the stronger U.S. dollar. Other intangible assets increased $2.1 billion from 2010, primarily from acquisitions, partially offset by amortization expense. Goodwill and intangible assets were reduced by $19.6 billion and $2.6 billion in 2010 in connection with our decision to transfer the assets of the NBCU business to a joint venture. See Note 8.

ALL OTHER ASSETS comprise mainly real estate equity properties and investments, equity and cost method investments, derivative instruments and assets held for sale, and totaled $111.7 billion at December 31, 2011, an increase of $17.4 billion, primarily related to our investment in NBCU LLC ($18.0 billion), increases in the fair value of derivative instruments ($4.6 billion) and our investment in PTL ($1.2 billion), partially offset by a decrease in real estate equity investments ($3.3 billion) and the sale of a substantial portion of our equity investment in Garanti Bank ($3.0 billion). During 2011, we recognized other-than-temporary impairments of cost and equity method investments, excluding those related to real estate, of $0.1 billion.

Included in other assets are Real Estate equity investments of $23.9 billion and $27.2 billion at December 31, 2011 and December 31, 2010, respectively. Our portfolio is diversified, both geographically and by asset type. We review the estimated values of our commercial real estate investments at least annually, or more frequently as conditions warrant. Based on the most recent valuation estimates available, the carrying value of our Real Estate investments exceeded their estimated value by about $2.6 billion. Commercial real estate valuations in 2011 showed signs of improved stability and liquidity in certain markets, primarily in the U.S.; however, the pace of improvement varies significantly by asset class and market. Accordingly, there continues to be risk and uncertainty surrounding commercial real estate values. Declines in estimated value of real estate below carrying amount result in impairment losses when the aggregate undiscounted cash flow estimates used in the estimated value measurement are below the carrying amount. As such, estimated losses in the portfolio will not necessarily result in recognized impairment losses. During 2011, Real Estate recognized pre-tax impairments of $1.2 billion in its real estate held for investment, which were driven by declining cash flow projections for properties in certain markets, most notably Japan and Spain, as well as properties we have identified for short-term disposition based upon our updated outlook of local market conditions. Real Estate investments with undiscounted cash flows in excess of carrying value of 0% to 5% at December 31, 2011 had a carrying value of $1.6 billion and an associated estimated unrealized loss of approximately $0.2 billion. Continued deterioration in economic conditions or prolonged market illiquidity may result in further impairments being recognized.

Contract costs and estimated earnings reflect revenues earned in excess of billings on our long-term contracts to construct technically complex equipment (such as power generation, aircraft engines and aeroderivative units) and long-term product maintenance or extended warranty arrangements. Our total contract costs and estimated earnings balances at December 31, 2011 and 2010, were $9.0 billion and $8.1 billion, respectively, reflecting the timing of billing in relation to work performed, as well as changes in estimates of future revenues and costs. Our total contract costs and estimated earnings balance at December 31, 2011, primarily related to customers in our Energy, Aviation and Transportation businesses. Further information is provided in the Critical Accounting Estimates section.

LIQUIDITY AND BORROWINGS

We maintain a strong focus on liquidity. At both GE and GECS we manage our liquidity to help ensure access to sufficient funding to meet our business needs and financial obligations throughout business cycles.

Our liquidity and borrowing plans for GE and GECS are established within the context of our annual financial and strategic planning processes. At GE, our liquidity and funding plans take into account the liquidity necessary to fund our operating commitments, which include primarily purchase obligations for inventory and equipment, payroll and general expenses (including pension funding). We also take into account our capital allocation and growth objectives, including paying dividends, repurchasing shares, investing in research and development and acquiring industrial businesses. At GE, we rely primarily on cash generated through our operating activities and also have historically maintained a commercial paper program that we regularly use to fund operations in the U.S., principally within fiscal quarters.

GECS' liquidity position is targeted to meet our obligations under both normal and stressed conditions. GECS establishes a funding plan annually that is based on the projected asset size and cash needs of the Company, which over the past few years, has included our strategy to reduce our ending net investment in GE Capital. GECS relies on a diversified source of funding, including the unsecured term debt markets, the global commercial paper markets, deposits, secured funding, retail funding products, bank borrowings and securitizations to fund its balance sheet, in addition to cash generated through collection of principal, interest and other payments on our existing portfolio of loans and leases to fund its operating and interest expense costs.

Our 2012 GECS funding plan anticipates repayment of principal on outstanding short-term borrowings, including the current portion of its long-term debt ($82.7 billion at December 31, 2011, which includes $2.7 billion of alternative and other funding), through issuance of long-term debt and reissuance of commercial paper, cash on hand, collections of financing receivables exceeding originations, dispositions, asset sales, and deposits and other alternative sources of funding. Interest on borrowings is primarily repaid through interest earned on existing financing receivables. During 2011, GECS earned interest income on financing receivables of $22.4 billion, which more than offset interest expense of $13.9 billion.

We maintain a detailed liquidity policy for GECS which includes a requirement to maintain a contingency funding plan. The liquidity policy defines GECS' liquidity risk tolerance under different stress scenarios based on its liquidity sources and also establishes procedures to escalate potential issues. We actively monitor GECS' access to funding markets and its liquidity profile through tracking external indicators and testing various stress scenarios. The contingency funding plan provides a framework for handling market disruptions and establishes escalation procedures in the event that such events or circumstances arise.

GECS is a savings and loan holding company under U.S. law and became subject to Federal Reserve Board (FRB) supervision on July 21, 2011, the one-year anniversary of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FRB has recently finalized a regulation that requires certain organizations it supervises to submit annual capital plans for review, including institutions' plans to make capital distributions, such as dividend payments. The applicability and timing of this proposed regulation to GECS is not yet determined; however, the FRB has indicated that it expects to extend these requirements to large savings and loan holding companies through separate rulemaking or by order. We expect that GECS capital allocation planning will be subject to FRB review, which could affect the timing of the GE Capital dividend to the parent.

Actions taken to strengthen and maintain our liquidity are described in the following section.

Liquidity Sources

We maintain liquidity sources that consist of cash and equivalents and a portfolio of high-quality, liquid investments (Liquidity Portfolio) and committed unused credit lines.

We have consolidated cash and equivalents of $84.5 billion at December 31, 2011, which is available to meet our needs. See Statement of Financial Position. At GECS, about $9 billion is in regulated bank and insurance entities and is subject to regulatory restrictions. Most of GE's cash is held outside the U.S. and is available to fund operations and other growth of non-U.S. subsidiaries; it is also available to fund our needs in the U.S. on a short-term basis without being subject to U.S. tax. Under current tax laws, should GE or GECS determine to repatriate cash and equivalents held outside the U.S., we may be subject to additional U.S. income taxes and foreign withholding taxes. Less than $1 billion is held in restricted countries.

In addition to our $84.5 billion of cash and equivalents, we have a centrally-managed portfolio of high-quality, liquid investments with a fair value of $3.6 billion at December 31, 2011. The Liquidity Portfolio is used to manage liquidity and meet the operating needs of GECS under both normal and stress scenarios. The investments consist of unencumbered U.S. government securities, U.S. agency securities, securities guaranteed by the government, supranational securities, and a select group of non-U.S. government securities. We believe that we can readily obtain cash for these securities, even in stressed market conditions.

We have committed, unused credit lines totaling $52.4 billion that have been extended to us by 58 financial institutions at December 31, 2011. These lines include $35.1 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. Additionally, $16.7 billion are 364-day lines that contain a term-out feature that allows us to extend borrowings for one year from the date of expiration of the lending agreement.

At December 31, 2011, our aggregate cash and equivalents and committed credit lines were more than twice GECS' commercial paper borrowings balance.

Funding Plan

We have reduced our GE Capital ending net investment, excluding cash and equivalents, from $526 billion at January 1, 2010 to $445 billion at December 31, 2011.

In 2011, we completed issuances of $26.9 billion of senior unsecured debt and $2.0 billion of subordinated notes with maturities up to 25 years (and subsequent to December 31, 2011, an additional $11.6 billion). Average commercial paper borrowings for GECS and GE during the fourth quarter were $42.4 billion and $15.6 billion, respectively, and the maximum amount of commercial paper borrowings outstanding for GECS and GE during the fourth quarter was $45.0 billion and $18.7 billion, respectively. GECS commercial paper maturities are funded principally through new issuances and at GE are substantially repaid by quarter-end using overseas cash which is available for use in the U.S. on a short-term basis without being subject to U.S. tax.

Under the Federal Deposit Insurance Corporation's (FDIC) Temporary Liquidity Guarantee Program (TLGP), the FDIC guaranteed certain senior, unsecured debt issued by GECC on or before October 31, 2009 for which we paid $2.3 billion of fees to the FDIC for our participation. Our TLGP-guaranteed debt has remaining maturities of $35 billion in 2012. We anticipate funding these and our other long-term debt maturities through a combination of existing cash, new debt issuances, collections exceeding originations, dispositions, asset sales, deposits and other alternative sources of funding. GECC and GE are parties to an Eligible Entity Designation Agreement and GECC is subject to the terms of a Master Agreement, each entered into with the FDIC. The terms of these agreements include, among other things, a requirement that GE and GECC reimburse the FDIC for any amounts that the FDIC pays to holders of GECC debt that is guaranteed by the FDIC.

We securitize financial assets as an alternative source of funding. During 2011, we completed $11.8 billion of non-recourse issuances and had maturities of $12.0 billion. At December 31, 2011, consolidated non-recourse borrowings were $29.3 billion. We anticipate that securitization will remain a part of our overall funding capabilities notwithstanding the changes in consolidation rules described in Notes 1 and 24.

Our issuances of securities repurchase agreements are insignificant and are limited to activities at certain of our foreign banks. At December 31, 2011 and December 31, 2010, we were party to repurchase agreements totaling $0.1 billion and $0.2 billion, respectively, which were accounted for as on-book financings. We have had no repurchase agreements which were not accounted for as financings and we do not engage in securities lending transactions.

We have deposit-taking capability at 11 banks outside of the U.S. and two banks in the U.S.—GE Capital Retail Bank (formerly GE Money Bank), a Federal Savings Bank (FSB), and GE Capital Financial Inc., an industrial bank (IB). The FSB and IB currently issue certificates of deposit (CDs) in maturity terms from three months to ten years.

Total alternative funding at December 31, 2011 was $66 billion, composed mainly of $43 billion bank deposits, $9 billion of funding secured by real estate, aircraft and other collateral and $8 billion GE Interest Plus notes. The comparable amount at December 31, 2010 was $60 billion.

Preferred Share Redemption

On October 16, 2008, we issued 30,000 shares of 10% cumulative perpetual preferred stock (par value $1.00 per share) having an aggregate liquidation value of $3.0 billion, and warrants to purchase 134,831,460 shares of common stock (par value $0.06 per share) to Berkshire Hathaway Inc. (Berkshire Hathaway) for net proceeds of $3.0 billion in cash. The proceeds were allocated to the preferred shares ($2.5 billion) and the warrants ($0.5 billion) on a relative fair value basis and recorded in other capital. The warrants are exercisable for five years at an exercise price of $22.25 per share of common stock and settled through physical share issuance.

The preferred stock was redeemable at our option three years after issuance at a price of 110% of liquidation value plus accrued and unpaid dividends. On September 13, 2011, we provided notice to Berkshire Hathaway that we would redeem the shares for the stated redemption price of $3.3 billion, plus accrued and unpaid dividends. In connection with this notice, we recognized a preferred dividend of $0.8 billion (calculated as the difference between the carrying value and redemption value of the preferred stock), which was recorded as a reduction to our third quarter earnings attributable to common shareowners and common shareowners' equity and a related EPS charge of $0.08. As a result and beginning in the fourth quarter of 2011, we are no longer required to pay the preferred share dividends of $0.3 billion annually. The preferred shares were redeemed on October 17, 2011.

EXCHANGE RATE AND INTEREST RATE RISKS are managed with a variety of techniques, including match funding and selective use of derivatives. We use derivatives to mitigate or eliminate certain financial and market risks because we conduct business in diverse markets around the world and local funding is not always efficient. In addition, we use derivatives to adjust the debt we are issuing to match the fixed or floating nature of the assets we are originating. We apply strict policies to manage each of these risks, including prohibitions on speculative activities. Following is an analysis of the potential effects of changes in interest rates and currency exchange rates using so-called "shock" tests that seek to model the effects of shifts in rates. Such tests are inherently limited based on the assumptions used (described further below) and should not be viewed as a forecast; actual effects would depend on many variables, including market factors and the composition of the Company's assets and liability portfolio at that time.

- It is our policy to minimize exposure to interest rate changes. We fund our financial investments using debt or a combination of debt and hedging instruments so that the interest rates of our borrowings match the expected interest rate profile on our assets. To test the effectiveness of our fixed rate positions, we assumed that, on January 1, 2012, interest rates increased by 100 basis points across the yield curve (a "parallel shift" in that curve) and further assumed that the increase remained in place for 2012. We estimated, based on the year-end 2011 portfolio and holding all other assumptions constant, that our 2012 consolidated net earnings would decline by less than $0.1 billion as a result of this parallel shift in the yield curve.
- It is our policy to minimize currency exposures and to conduct operations either within functional currencies or using the protection of hedge strategies. We analyzed year-end 2011 consolidated currency exposures, including derivatives designated and effective as hedges, to identify assets and liabilities denominated in other than their relevant functional currencies. For such assets and liabilities, we then evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. dollar, holding all other assumptions constant. This analysis indicated that our 2012 consolidated net earnings would decline by less than $0.1 billion as a result of such a shift in exchange rates.

Debt and Derivative Instruments, Guarantees and Covenants

PRINCIPAL DEBT AND DERIVATIVE CONDITIONS are described below.

Certain of our derivative instruments can be terminated if specified credit ratings are not maintained and certain debt and derivatives agreements of other consolidated entities have provisions that are affected by these credit ratings. As of December 31, 2011, GE and GECC's long-term unsecured debt credit rating from Standard and Poor's Ratings Service (S&P) was "AA+" with a stable outlook and from Moody's Investors Service ("Moody's") was "Aa2" with a stable outlook. As of December 31, 2011, GE, GECS and GECC's short-term credit rating from S&P was "A-1+" and from Moody's was "P-1". We are disclosing these ratings to enhance understanding of our sources of liquidity and the effects of our ratings on our costs of funds. Although we currently do not expect a downgrade in the credit ratings, our ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Fair values of our derivatives can change significantly from period to period based on, among other factors, market movements and changes in our positions. We manage counterparty credit risk (the risk that counterparties will default and not make payments to us according to the terms of our standard master agreements) on an individual counterparty basis. Where we have agreed to netting of derivative exposures with a counterparty, we offset our exposures with that counterparty and apply the value of collateral posted to us to determine the net exposure. Accordingly, we actively monitor these net exposures against defined limits and take appropriate actions in response, including requiring additional collateral.

Swap, forward and option contracts are executed under standard master agreements that typically contain mutual downgrade provisions that provide the ability of the counterparty to require termination if the long-term credit rating of the applicable GE entity were to fall below A-/A3. In certain of these master agreements, the counterparty also has the ability to require termination if the short-term rating of the applicable GE entity were to fall below A-1/P-1. The net derivative liability after consideration of netting arrangements, outstanding interest payments and collateral posted by us under these master agreements was estimated to be $1.2 billion at December 31, 2011. See Note 22.

Other debt and derivative agreements of consolidated entities:

- Trinity comprises two consolidated entities that hold investment securities, the majority of which are investment grade, and are funded by the issuance of GICs. Since 2004, GECC has fully guaranteed repayment of these entities' GIC obligations. If the long-term credit rating of GECC were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, certain GIC holders could require immediate repayment of their investment. To the extent that amounts due exceed the ultimate value of proceeds realized from Trinity assets, GECC would be required to provide such excess amount. As of December 31, 2011, the carrying value of the liabilities of these entities was $5.6 billion and the fair value of their assets was $4.7 billion (which included net unrealized losses on investment securities of $0.7 billion). With respect to these investment securities, we intend to hold them at least until such time as their individual fair values exceed their amortized cost. We have the ability to hold all such debt securities until maturity.
- Another consolidated entity also had issued GICs where proceeds are loaned to GECC. If the long-term credit rating of GECC were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, GECC could be required to provide up to approximately $1.7 billion as of December 31, 2011, to repay holders of GICs, compared to $2.3 billion at December 31, 2010. These obligations are included in long-term borrowings in our Statement of Financial Position.
- If the short-term credit rating of GECC were reduced below A-1/P-1, GECC would be required to partially cash collateralize certain covered bonds. The maximum amount that would be required to be provided in the event of such a downgrade is determined by contract and amounted to $0.7 billion and $0.8 billion at December 31, 2011 and December 31, 2010, respectively. These obligations are included in long-term borrowings in our Statement of Financial Position.

RATIO OF EARNINGS TO FIXED CHARGES, INCOME MAINTENANCE AGREEMENT AND SUBORDINATED DEBENTURES. On March 28, 1991, GE entered into an agreement with GECC to make payments to GECC, constituting additions to pre-tax income under the agreement, to the extent necessary to cause the ratio of earnings to fixed charges of GECC and consolidated affiliates (determined on a consolidated basis) to be not less than 1.10:1 for the period, as a single aggregation, of each GECC fiscal year commencing with fiscal year 1991. GECC's ratio of earnings to fixed charges was 1.52:1 for 2011. No payment is required in 2012 pursuant to this agreement.

Any payment made under the Income Maintenance Agreement will not affect the ratio of earnings to fixed charges as determined in accordance with current SEC rules because it does not constitute an addition to pre-tax income under current U.S. GAAP.

In addition, in connection with certain subordinated debentures for which GECC receives equity credit by rating agencies, GE has agreed to promptly return dividends, distributions or other payments it receives from GECC during events of default or interest deferral periods under such subordinated debentures. There were $7.2 billion of such debentures outstanding at December 31, 2011. See Note 10.

Consolidated Statement of Changes in Shareowners' Equity

GE shareowners' equity decreased by $2.5 billion in 2011, compared with an increase of $1.6 billion in 2010 and an increase of $12.6 billion in 2009.

Net earnings increased GE shareowners' equity by $14.2 billion, $11.6 billion and $11.0 billion, partially offset by dividends declared of $7.5 billion (including $0.8 billion related to our preferred stock redemption), $5.2 billion and $6.8 billion in 2011, 2010 and 2009, respectively.

Elements of other comprehensive income (OCI) decreased shareowners' equity by $6.1 billion in 2011 and $2.3 billion in 2010, respectively, compared with an increase of $6.6 billion in 2009, inclusive of changes in accounting principles. The components of these changes are as follows:

- Changes in benefit plans decreased shareowners' equity by $7.0 billion in 2011, primarily reflecting lower discount rates used to measure pension and postretirement benefit obligations and lower asset values, partially offset by amortization of actuarial losses and prior service costs out of accumulated other comprehensive income (AOCI). This compared with an increase of $1.1 billion and a decrease of $1.8 billion in 2010 and 2009, respectively. The increase in 2010 primarily reflected prior service cost and net actuarial loss amortization out of AOCI and higher fair value of plans assets, partially offset by lower discount rates used to measure pension and postretirement benefit obligations. The decrease in 2009 primarily related to lower discount rates used to measure pension and postretirement benefit obligations. Further information about changes in benefit plans is provided in Note 12.
- Currency translation adjustments increased shareowners' equity by $0.2 billion in 2011, decreased equity by $3.9 billion in 2010 and increased equity by $4.1 billion in 2009. Changes in currency translation adjustments reflect the effects of changes in currency exchange rates on our net investment in non-U.S. subsidiaries that have functional currencies other than the U.S. dollar. At year end 2011 and 2010, the U.S. dollar strengthened against most major currencies, including the pound sterling and the euro, and weakened against the Australian dollar and the Japanese yen. Releases from AOCI related to dispositions and changes in deferred taxes more than offset the effect in 2011. At year end 2009, the dollar weakened against most major currencies.
- The change in fair value of investment securities increased shareowners' equity by $0.6 billion in 2011, reflecting lower interest rates and improved market conditions related to U.S. corporate securities, partially offset by adjustments to reflect the effect of the unrealized gains on insurance-related assets and equity. The change in fair value of investment securities increased shareowners' equity by an insignificant amount and $2.7 billion in 2010 and 2009, respectively. Further information about investment securities is provided in Note 3.

- Changes in the fair value of derivatives designated as cash flow hedges increased shareowners' equity by $0.1 billion in 2011, primarily reflecting lower fair values of interest rate and cross-currency hedges which were more than offset by releases from AOCI contemporaneous with the earnings effects of the related hedged items, principally as an adjustment of interest expense on borrowings. The change in the fair value of derivatives designated as cash flow hedges increased shareowners' equity by $0.5 billion and $1.6 billion in 2010 and 2009, respectively. Further information about the fair value of derivatives is provided in Note 22.

Statement of Cash Flows—Overview from 2009 through 2011

Consolidated cash and equivalents were $84.5 billion at December 31, 2011, an increase of $5.6 billion from December 31, 2010. Cash and equivalents totaled $78.9 billion at December 31, 2010, an increase of $7.1 billion from December 31, 2009.

We evaluate our cash flow performance by reviewing our industrial (non-financial services) businesses and financial services businesses separately. Cash from operating activities (CFOA) is the principal source of cash generation for our industrial businesses. The industrial businesses also have liquidity available via the public capital markets. Our financial services businesses use a variety of financial resources to meet our capital needs. Cash for financial services businesses is primarily provided from the issuance of term debt and commercial paper in the public and private markets and deposits, as well as financing receivables collections, sales and securitizations.

GE Cash Flow

GE cash and equivalents were $8.4 billion at December 31, 2011, compared with $19.2 billion at December 31, 2010. GE CFOA totaled $12.1 billion in 2011 compared with $14.7 billion and $16.4 billion in 2010 and 2009, respectively. With respect to GE CFOA, we believe that it is useful to supplement our GE Statement of Cash Flows and to examine in a broader context the business activities that provide and require cash.

GE CFOA decreased $2.7 billion compared with 2010, primarily due to the impact of the disposal of NBCU. In 2010, GE CFOA decreased $1.7 billion compared with 2009, primarily reflecting a decrease in progress collections.

(In billions)	2011	2010	2009
Operating cash collections[a]	**$ 93.6**	$ 98.2	$104.1
Operating cash payments	**(81.5)**	(83.5)	(87.7)
GE cash from operating activities (GE CFOA)[a]	**$ 12.1**	$ 14.7	$ 16.4

(a) GE sells customer receivables to GECS in part to fund the growth of our industrial businesses. These transactions can result in cash generation or cash use. During any given period, GE receives cash from the sale of receivables to GECS. It also foregoes collection of cash on receivables sold. The incremental amount of cash received from sale of receivables in excess of the cash GE would have otherwise collected had those receivables not been sold, represents the cash generated or used in the period relating to this activity. The incremental cash generated in GE CFOA from selling these receivables to GECS increased GE CFOA by $0.9 billion in 2011, decreased GE CFOA by $0.4 billion in 2010 and increased GE CFOA by an insignificant amount in 2009. See Note 27 for additional information about the elimination of intercompany transactions between GE and GECS.

The most significant source of cash in GE CFOA is customer-related activities, the largest of which is collecting cash following a product or services sale. GE operating cash collections decreased by $4.6 billion in 2011 and decreased by $5.9 billion in 2010. These changes are consistent with the changes in comparable GE operating segment revenues, including the impact of the disposal of NBCU. Analyses of operating segment revenues discussed in the preceding Segment Operations section are the best way of understanding their customer-related CFOA.

The most significant operating use of cash is to pay our suppliers, employees, tax authorities and others for a wide range of material and services. GE operating cash payments decreased in 2011 and 2010 by $2.0 billion and $4.2 billion, respectively. These changes are consistent with the changes in GE total costs and expenses, including the impact of the disposal of NBCU.

Dividends from GECS represented the distribution of a portion of GECS retained earnings and are distinct from cash from continuing operating activities within the financial services businesses. The amounts included in GE CFOA are the total dividends, including normal dividends as well as any special dividends from excess capital, primarily resulting from GECS business sales. Beginning in the first quarter of 2009, GECS suspended its normal dividend to GE. There were no special dividends received from GECS in 2011, 2010 or 2009.

GECS Cash Flow

GECS cash and equivalents were $76.7 billion at December 31, 2011, compared with $60.3 billion at December 31, 2010. GECS cash from operating activities totaled $21.1 billion for 2011, compared with cash from operating activities of $21.6 billion for the same period of 2010. This was primarily due to increases, compared to the prior year, in cash paid for income taxes of $0.7 billion and decreases in accrued expenses of $1.4 billion, partially offset by increases in net cash collateral held from counterparties on derivative contracts of $1.2 billion.

Consistent with our plan to reduce GECS asset levels, cash from investing activities was $29.2 billion in 2011, resulting from a $14.4 billion reduction in financing receivables due to collections exceeding originations. We received proceeds of $11.6 billion from sales of GE Capital's Australian Home Lending operations ($4.6 billion), Consumer businesses in Mexico ($1.9 billion), Canada ($1.4 billion) and Singapore ($0.7 billion), Consumer RV Marine ($1.8 billion), our Real Estate Interpark business ($0.7 billion), our CLL marine container leasing business ($0.4 billion) and our CLL trailer fleet services business in Mexico ($0.1 billion). Additionally, we received proceeds of $4.4 billion from the sale of our equity method investments in Garanti Bank ($3.8 billion) and Banco Colpatria ($0.6 billion). These increases are partially offset by an increase in equipment purchases, mainly at our GECAS and CLL businesses.

GECS cash used for financing activities in 2011 of $33.1 billion related primarily to a $37.8 billion reduction in total borrowings, consisting primarily of reductions in long-term borrowings and commercial paper, partially offset by an increase in deposits at our banks.

GECS pays dividends to GE through a distribution of its retained earnings, including special dividends from proceeds of certain business sales.

Intercompany Eliminations

Effects of transactions between related companies are made on an arms-length basis, are eliminated and consist primarily of GECS dividends to GE or capital contributions from GE to GECS; GE customer receivables sold to GECS; GECS services for trade receivables management and material procurement; buildings and equipment (including automobiles) leased between GE and GECS; information technology (IT) and other services sold to GECS by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECS from third-party producers for lease to others; and various investments, loans and allocations of GE corporate overhead costs. For further information related to intercompany eliminations, see Note 27.

Contractual Obligations

As defined by reporting regulations, our contractual obligations for future payments as of December 31, 2011, follow.

	Payments due by period				
(In billions)	Total	2012	2013–2014	2015–2016	2017 and thereafter
Borrowings and bank deposits (Note 10)	$453.4	$173.8	$104.5	$52.6	$122.5
Interest on borrowings and bank deposits	116.1	12.2	17.5	12.8	73.6
Purchase obligations[a][b]	57.3	32.5	15.1	4.7	5.0
Insurance liabilities (Note 11)[c]	23.7	2.9	3.6	2.5	14.7
Operating lease obligations (Note 19)	4.5	1.0	1.4	0.9	1.2
Other liabilities[d]	73.6	23.5	12.5	8.0	29.6
Contractual obligations of discontinued operations[e]	1.4	1.4	—	—	—

(a) Included all take-or-pay arrangements, capital expenditures, contractual commitments to purchase equipment that will be leased to others, contractual commitments related to factoring agreements, software acquisition/license commitments, contractual minimum programming commitments and any contractually required cash payments for acquisitions.

(b) Excluded funding commitments entered into in the ordinary course of business by our financial services businesses. Further information on these commitments and other guarantees is provided in Note 25.

(c) Included contracts with reasonably determinable cash flows such as structured settlements, certain property and casualty contracts, and guaranteed investment contracts.

(d) Included an estimate of future expected funding requirements related to our pension and postretirement benefit plans and included liabilities for unrecognized tax benefits. Because their future cash outflows are uncertain, the following non-current liabilities are excluded from the table above: deferred taxes, derivatives, deferred revenue and other sundry items. For further information on certain of these items, see Notes 14 and 22.

(e) Included payments for other liabilities.

Variable Interest Entities (VIEs)

We securitize financial assets and arrange other forms of asset-backed financing in the ordinary course of business as an alternative source of funding. The securitization transactions we engage in are similar to those used by many financial institutions.

The assets we securitize include: receivables secured by equipment, commercial real estate, credit card receivables, floorplan inventory receivables, GE trade receivables and other assets originated and underwritten by us in the ordinary course of business. The securitizations are funded with asset-backed commercial paper and term debt.

Substantially all of our securitization VIEs are consolidated because we are considered to be the primary beneficiary of the entity. Our interests in other VIEs for which we are not the primary beneficiary are accounted for as investment securities, financing receivables or equity method investments depending on the nature of our involvement.

At December 31, 2011, consolidated variable interest entity assets and liabilities were $46.7 billion and $35.2 billion, respectively, a decrease of $4.1 billion and $3.1 billion from 2010, respectively.

Assets held by these entities are of equivalent credit quality to our on-book assets. We monitor the underlying credit quality in accordance with our role as servicer and apply rigorous controls to the execution of securitization transactions. With the exception of credit and liquidity support discussed below, investors in these entities have recourse only to the underlying assets.

At December 31, 2011, investments in unconsolidated VIEs, including our noncontrolling interest in PTL, were $16.5 billion, an increase of $3.9 billion from 2010, primarily related to an increase of $2.1 billion in an investment in asset-backed securities issued by a senior secured loan fund and $1.2 billion in PTL. In addition to our existing investments, we have contractual obligations to fund additional investments in the unconsolidated VIEs to fund new asset origination. At December 31, 2011, these contractual obligations were $4.3 billion, a decrease of $0.7 billion from 2010.

We do not have implicit support arrangements with any VIE. We did not provide non-contractual support for previously transferred financing receivables to any VIE in either 2011 or 2010.

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Many of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their effects based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of investment securities, goodwill, intangibles and long-lived assets, incremental losses on financing receivables, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increased tax liabilities, among other effects. Also see Note 1, Summary of Significant Accounting Policies, which discusses the significant accounting policies that we have selected from acceptable alternatives.

LOSSES ON FINANCING RECEIVABLES are recognized when they are incurred, which requires us to make our best estimate of probable losses inherent in the portfolio. The method for calculating the best estimate of losses depends on the size, type and risk characteristics of the related financing receivable. Such an estimate requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values (including housing price indices as applicable), and the present and expected future levels of interest rates. The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible that we will experience credit losses that are different from our current estimates. Write-offs in both our consumer and commercial portfolios can also reflect both losses that are incurred subsequent to the beginning of a fiscal year and information becoming available during that fiscal year which may identify further deterioration on exposures existing prior to the beginning of that fiscal year, and for which reserves could not have been previously recognized. Our risk management process includes standards and policies for reviewing major risk exposures and concentrations, and evaluates relevant data either for individual loans or financing leases, or on a portfolio basis, as appropriate.

Further information is provided in the Global Risk Management section and Financial Resources and Liquidity—Financing Receivables sections, the Asset Impairment section that follows and in Notes 1, 6 and 23.

REVENUE RECOGNITION ON LONG-TERM PRODUCT SERVICES AGREEMENTS requires estimates of profits over the multiple-year terms of such agreements, considering factors such as the frequency and extent of future monitoring, maintenance and overhaul events; the amount of personnel, spare parts and other resources required to perform the services; and future billing rate and cost changes. We routinely review estimates under product services agreements and regularly revise them to adjust for changes in outlook. We also regularly assess customer credit risk inherent in the carrying amounts of receivables and contract costs and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and the close interaction with our customers that comes with supplying critical services and parts over extended periods. Revisions that affect a product services agreement's total estimated profitability result in an adjustment of earnings; such adjustments increased earnings by $0.4 billion in 2011, decreased earnings by $0.2 billion in 2010 and increased earnings by $0.2 billion in 2009. We provide for probable losses when they become evident.

Further information is provided in Notes 1 and 9.

ASSET IMPAIRMENT assessment involves various estimates and assumptions as follows:

Investments. We regularly review investment securities for impairment using both quantitative and qualitative criteria. Effective April 1, 2009, the FASB amended ASC 320 and modified the requirements for recognizing and measuring other-than-temporary impairment for debt securities. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate other qualitative criteria to determine whether a credit loss exists, such as the financial health of and specific prospects for the issuer, including whether the issuer is in compliance with the terms and covenants of the security. Quantitative criteria include determining whether there has been an adverse change in expected future cash flows. For equity securities, our criteria include the length of time and magnitude of the amount that each security is in an unrealized loss position. Our other-than-temporary impairment reviews involve our finance, risk and asset management functions as well as the portfolio management and research capabilities of our internal and third-party asset managers. See Note 1, which discusses the determination of fair value of investment securities.

Further information about actual and potential impairment losses is provided in the Financial Resources and Liquidity—Investment Securities section and in Notes 1, 3 and 9.

Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. To determine fair value, we use quoted market prices when available, our internal cash flow estimates discounted at an appropriate interest rate and independent appraisals, as appropriate.

Our operating lease portfolio of commercial aircraft is a significant concentration of assets in GE Capital, and is particularly subject to market fluctuations. Therefore, we test recoverability of each aircraft in our operating lease portfolio at least annually. Additionally, we perform quarterly evaluations in circumstances such as when aircraft are re-leased, current lease terms have changed or a specific lessee's credit standing changes. We consider market conditions, such as global demand for commercial aircraft. Estimates of future rentals and residual values are based on historical experience and information received routinely from independent appraisers. Estimated cash flows from future leases are reduced for expected downtime between leases and for estimated technical costs required to prepare aircraft to be redeployed. Fair value used to measure impairment is based on management's best estimate. In determining its best estimate, management evaluates average current market values (obtained from third parties) of similar type and age aircraft, which are adjusted for the attributes of the specific aircraft under lease.

We recognized impairment losses on our operating lease portfolio of commercial aircraft of $0.3 billion and $0.4 billion in 2011 and 2010, respectively. Provisions for losses on financing receivables related to commercial aircraft were an insignificant amount for both 2011 and 2010.

Further information on impairment losses and our exposure to the commercial aviation industry is provided in the Operations—Overview section and in Notes 7 and 25.

Real Estate. We review the estimated value of our commercial real estate investments at least annually, or more frequently as conditions warrant. The cash flow estimates used for both estimating value and the recoverability analysis are inherently judgmental, and reflect current and projected lease profiles, available industry information about expected trends in rental, occupancy and capitalization rates and expected business plans, which include our estimated holding period for the asset. Our portfolio is diversified, both geographically and by asset type. However, the global real estate market is subject to periodic cycles that can cause significant fluctuations in market values. Based on the most recent valuation estimates available, the carrying value of our Real Estate investments exceeded their estimated value by about $2.6 billion. Commercial real estate valuations in 2011 showed signs of improved stability and liquidity in certain markets, primarily in the U.S.; however, the pace of improvement varies significantly by asset class and market. Accordingly, there continues to be risk and uncertainty surrounding commercial real estate values. Declines in the estimated value of real estate below carrying amount result in impairment losses when the aggregate undiscounted cash flow estimates used in the estimated value measurement are below the carrying amount. As such, estimated losses in the portfolio will not necessarily result in recognized impairment losses. When we recognize an impairment, the impairment is measured using the estimated fair value of the underlying asset, which is based upon cash flow estimates that reflect current and projected lease profiles and available industry information about capitalization rates and expected trends in rents and occupancy and is corroborated by external appraisals. During 2011, Real Estate recognized pre-tax impairments of $1.2 billion in its real estate held for investment, as compared to $2.3 billion in 2010. Continued deterioration in economic conditions or prolonged market illiquidity may result in further impairments being recognized. Furthermore, significant judgment and uncertainty related to forecasted valuation trends, especially in illiquid markets, results in inherent imprecision in real estate value estimates. Further information is provided in the Global Risk Management and the All Other Assets sections and in Note 9.

Goodwill and Other Identified Intangible Assets. We test goodwill for impairment annually and more frequently if circumstances warrant. We determine fair values for each of the reporting units using an income approach. When available and appropriate, we use comparative market multiples to corroborate discounted cash flow results. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our reporting unit valuations ranged from 9.0% to 13.75%. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving comparable businesses.

Compared to the market approach, the income approach more closely aligns each reporting unit valuation to our business profile, including geographic markets served and product offerings. Required rates of return, along with uncertainty inherent in the forecasts of future cash flows, are reflected in the selection of the discount rate. Equally important, under this approach, reasonably likely scenarios and associated sensitivities can be developed for alternative future states that may not be reflected in an observable market price. A market approach allows for comparison to actual market transactions and multiples. It can be somewhat more limited in its application because the population of potential comparables is often limited to publicly-traded companies where the characteristics of the comparative business and ours can be significantly different, market data is usually not available for divisions within larger conglomerates or non-public subsidiaries that could otherwise qualify as comparable, and the specific circumstances surrounding a market transaction (e.g., synergies between the parties, terms and conditions of the transaction, etc.) may be different or irrelevant with respect to our business. It can also be difficult, under certain market conditions, to identify orderly transactions between market participants in similar businesses. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates described above could change in future periods.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We test intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows. For our insurance activities remaining in continuing operations, we periodically test for impairment our deferred acquisition costs and present value of future profits.

Further information is provided in the Financial Resources and Liquidity—Goodwill and Other Intangible Assets section and in Notes 1 and 8.

PENSION ASSUMPTIONS are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets—are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. We periodically evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

Our discount rates for principal pension plans at December 31, 2011, 2010 and 2009 were 4.21%, 5.28% and 5.78%, respectively, reflecting market interest rates.

To determine the expected long-term rate of return on pension plan assets, we consider current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans' assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and expected allocations. Asset earnings in our principal pension plans were flat in 2011, and had average annual earnings of 4.7%, 6.7% and 8.7% per year in the 10-, 15- and 25-year periods ended December 31, 2011, respectively. These average historical returns were significantly affected by investment losses in 2008. Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed an 8.0% long-term expected return on those assets for cost recognition in 2012 compared to 8.0% in 2011 and 8.5% in both 2010 and 2009.

Changes in key assumptions for our principal pension plans would have the following effects.

- Discount rate—A 25 basis point increase in discount rate would decrease pension cost in the following year by $0.2 billion and would decrease the pension benefit obligation at year-end by about $1.9 billion.
- Expected return on assets—A 50 basis point decrease in the expected return on assets would increase pension cost in the following year by $0.2 billion.

Further information on our pension plans is provided in the Operations—Overview section and in Note 12.

INCOME TAXES. Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rate on our global operations. In addition to local country tax laws and regulations, this rate depends on the extent earnings are indefinitely reinvested outside the United States. Indefinite reinvestment is determined by management's judgment about and intentions concerning the future operations of the Company. At December 31, 2011 and 2010, $102 billion and $94 billion of earnings, respectively, have been indefinitely reinvested outside the United States. Most of these earnings have been reinvested in active non-U.S. business operations, and we do not intend to repatriate these earnings to fund U.S. operations. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short and long-range business forecasts to provide insight. Further, our global and diversified business portfolio gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. Amounts recorded for deferred tax assets related to non-U.S. net operating losses, net of valuation allowances, were $4.8 billion and $4.4 billion at December 31, 2011 and 2010, respectively, including $0.9 billion and $1.0 billion at December 31, 2011 and 2010, respectively, of deferred tax assets, net of valuation allowances, associated with losses reported in discontinued operations, primarily related to our loss on the sale of GE Money Japan. Such year-end 2011 amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Further information on income taxes is provided in the Operations—Overview section and in Note 14.

DERIVATIVES AND HEDGING. We use derivatives to manage a variety of risks, including risks related to interest rates, foreign exchange and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance correctly will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting changes in the fair value of the hedged item.

In evaluating whether a particular relationship qualifies for hedge accounting, we test effectiveness at inception and each reporting period thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, subject to third-party confirmation, as applicable.

At December 31, 2011, derivative assets and liabilities were $10.0 billion and $0.7 billion, respectively. Further information about our use of derivatives is provided in Notes 1, 9, 21 and 22.

FAIR VALUE MEASUREMENTS. Assets and liabilities measured at fair value every reporting period include investments in debt and equity securities and derivatives. Assets that are not measured at fair value every reporting period but that are subject to fair value measurements in certain circumstances include loans and long-lived assets that have been reduced to fair value when they are held for sale, impaired loans that have been reduced based on the fair value of the underlying collateral, cost and equity method investments and long-lived assets that are written down to fair value when they are impaired and the remeasurement of retained investments in formerly consolidated subsidiaries upon a change in control that results in deconsolidation of a subsidiary, if we sell a controlling interest and retain a noncontrolling stake in the entity. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often involves significant judgments about assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our asset being valued. Further information on fair value measurements is provided in Notes 1, 21 and 22.

OTHER LOSS CONTINGENCIES are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, product quality and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low estimates.

Further information is provided in Notes 13 and 25.

Other Information

New Accounting Standards

In June 2011, the FASB issued amendments to existing standards for reporting comprehensive income. Accounting Standards Update (ASU) 2011-05 rescinds the requirement to present a Consolidated Statement of Changes in Shareowners' Equity and introduces a new statement, the Consolidated Statement of Comprehensive Income. The new statement begins with net income and adds or deducts other recognized changes in assets and liabilities that are not included in net earnings under GAAP. For example, unrealized changes in currency translation adjustments are included in the measure of comprehensive income but are excluded from net earnings. The amendments are effective for our first quarter 2012 financial statements. The amendments affect only the display of those components of equity categorized as other comprehensive income and do not change existing recognition and measurement requirements that determine net earnings.

In May 2011, the FASB issued amendments to existing standards for fair value measurement and disclosure, which are effective in the first quarter of 2012. The amendments clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity's holding are not permitted in a fair value measurement. The impact of adopting these amendments is expected to be immaterial to the financial statements.

Research and Development

GE-funded research and development expenditures were $4.6 billion, $3.9 billion and $3.3 billion in 2011, 2010 and 2009, respectively. In addition, research and development funding from customers, principally the U.S. government, totaled $0.8 billion, $1.0 billion and $1.1 billion in 2011, 2010 and 2009, respectively. Aviation accounts for the largest share of GE's research and development expenditures with funding from both GE and customer funds. Energy Infrastructure's Energy business and Healthcare also made significant expenditures funded primarily by GE.

Orders and Backlog

GE Infrastructure equipment orders increased 24% to $50.1 billion at December 31, 2011. Total GE Infrastructure backlog increased 14% to $200.2 billion at December 31, 2011, composed of equipment backlog of $52.7 billion and services backlog of $147.5 billion. Orders constituting backlog may be cancelled or deferred by customers, subject in certain cases to penalties. See the Segment Operations section for further information.

Selected Financial Data

The following table provides key information for Consolidated, GE and GECS.

(Dollars in millions; per-share amounts in dollars)	2011	2010	2009	2008	2007
GENERAL ELECTRIC COMPANY AND CONSOLIDATED AFFILIATES					
Revenues	**$147,300**	$149,593	$154,438	$179,837	$169,964
Earnings from continuing operations attributable to the Company	**14,074**	12,517	10,806	17,804	22,268
Earnings (loss) from discontinued operations, net of taxes, attributable to the Company	**77**	(873)	219	(394)	(60)
Net earnings attributable to the Company	**14,151**	11,644	11,025	17,410	22,208
Dividends declared[(a)]	**7,498**	5,212	6,785	12,649	11,713
Return on average GE shareowners' equity[(b)]	**11.9%**	12.1%	11.6%	17.0%	22.0%
Per common share					
Earnings from continuing operations—diluted	**$ 1.23**	$ 1.14	$ 0.99	$ 1.76	$ 2.18
Earnings (loss) from discontinued operations—diluted	**0.01**	(0.08)	0.02	(0.04)	(0.01)
Net earnings—diluted	**1.23**	1.06	1.01	1.72	2.17
Earnings from continuing operations—basic	**1.23**	1.14	0.99	1.76	2.19
Earnings (loss) from discontinued operations—basic	**0.01**	(0.08)	0.02	(0.04)	(0.01)
Net earnings—basic	**1.24**	1.06	1.01	1.72	2.18
Dividends declared	**0.61**	0.46	0.61	1.24	1.15
Stock price range	**21.65–14.02**	19.70–13.75	17.52–5.87	38.52–12.58	42.15–33.90
Year-end closing stock price	**17.91**	18.29	15.13	16.20	37.07
Cash and equivalents	**84,501**	78,943	70,479	48,378	15,553
Total assets of continuing operations	**715,987**	735,368	756,943	773,531	756,526
Total assets	**717,242**	747,793	781,949	797,876	795,758
Long-term borrowings	**243,459**	293,323	336,172	320,522	314,977
Common shares outstanding—average (in thousands)	**10,591,146**	10,661,078	10,613,717	10,079,923	10,182,083
Common shareowner accounts—average	**570,000**	588,000	605,000	604,000	608,000
Employees at year end					
United States[(c)]	**131,000**	121,000	122,000	139,000	141,000
Other countries[(c)]	**170,000**	152,000	168,000	169,000	170,000
NBCU	**—**	14,000	14,000	15,000	16,000
Total employees	**301,000**	287,000	304,000	323,000	327,000
GE DATA					
Short-term borrowings	**$ 2,184**	$ 456	$ 504	$ 2,375	$ 4,106
Long-term borrowings	**9,405**	9,656	11,681	9,827	11,656
Noncontrolling interests	**1,006**	4,098	5,797	6,678	6,503
GE shareowners' equity	**116,438**	118,936	117,291	104,665	115,559
Total capital invested	**$129,033**	$133,146	$135,273	$123,545	$137,824
Return on average total capital invested[(b)]	**11.6%**	11.8%	10.6%	15.7%	20.2%
Borrowings as a percentage of total capital invested[(b)]	**9.0%**	7.6%	9.0%	9.9%	11.4%
Working capital[(b)]	**$ (10)**	$ (1,618)	$ (1,596)	$ 3,904	$ 6,433
GECS DATA					
Revenues	**$ 49,081**	$ 49,881	$ 51,818	$ 68,609	$ 69,412
Earnings from continuing operations attributable to GECS	**6,432**	3,023	1,177	7,489	12,227
Earnings (loss) from discontinued operations, net of taxes, attributable to GECS	**78**	(868)	238	(434)	(1,926)
Net earnings attributable to GECS	**6,510**	2,155	1,415	7,055	10,301
GECS shareowner's equity	**77,110**	68,984	70,833	53,279	57,676
Total borrowings and bank deposits	**443,097**	470,520	493,324	512,745	497,431
Ratio of debt to equity at GECS	**5.75:1[(d)]**	6.82:1[(d)]	6.96:1[(d)]	9.62:1	8.62:1
Total assets	**$584,536**	$605,255	$650,372	$661,009	$646,560

Transactions between GE and GECS have been eliminated from the consolidated information.

(a) Included $1,031 million of preferred stock dividends ($806 million related to our preferred stock redemption) in 2011, $300 million in both 2010 and 2009 and $75 million in 2008.

(b) Indicates terms are defined in the Glossary.

(c) Excludes NBCU.

(d) Ratios of 4.23:1, 5.25:1 and 5.39:1 for 2011, 2010 and 2009, respectively, net of cash and equivalents and with classification of hybrid debt as equity.

Statement of Earnings

For the years ended December 31 (In millions; per-share amounts in dollars)	General Electric Company and consolidated affiliates 2011	2010	2009
REVENUES			
Sales of goods	$ 66,875	$ 60,812	$ 65,067
Sales of services	27,648	39,625	38,710
Other income (Note 17)	5,063	1,151	1,006
GECS earnings from continuing operations	—	—	—
GECS revenues from services (Note 18)	47,714	48,005	49,655
Total revenues	147,300	149,593	154,438
COSTS AND EXPENSES (Note 19)			
Cost of goods sold	51,455	46,005	50,580
Cost of services sold	16,823	25,708	25,341
Interest and other financial charges	14,545	15,553	17,697
Investment contracts, insurance losses and insurance annuity benefits	2,912	3,012	3,017
Provision for losses on financing receivables (Notes 6 and 23)	4,083	7,176	10,585
Other costs and expenses	37,384	38,054	37,354
Total costs and expenses	127,202	135,508	144,574
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	20,098	14,085	9,864
Benefit (provision) for income taxes (Note 14)	(5,732)	(1,033)	1,142
EARNINGS FROM CONTINUING OPERATIONS	14,366	13,052	11,006
Earnings (loss) from discontinued operations, net of taxes (Note 2)	77	(873)	219
NET EARNINGS	14,443	12,179	11,225
Less net earnings attributable to noncontrolling interests	292	535	200
NET EARNINGS ATTRIBUTABLE TO THE COMPANY	14,151	11,644	11,025
Preferred stock dividends declared	(1,031)	(300)	(300)
NET EARNINGS ATTRIBUTABLE TO GE COMMON SHAREOWNERS	$ 13,120	$ 11,344	$ 10,725
AMOUNTS ATTRIBUTABLE TO THE COMPANY			
Earnings from continuing operations	$ 14,074	$ 12,517	$ 10,806
Earnings (loss) from discontinued operations, net of taxes	77	(873)	219
NET EARNINGS ATTRIBUTABLE TO THE COMPANY	$ 14,151	$ 11,644	$ 11,025
PER-SHARE AMOUNTS (Note 20)			
Earnings from continuing operations			
Diluted earnings per share	$ 1.23	$ 1.14	$ 0.99
Basic earnings per share	1.23	1.14	0.99
Net earnings			
Diluted earnings per share	1.23	1.06	1.01
Basic earnings per share	1.24	1.06	1.01
DIVIDENDS DECLARED PER SHARE	0.61	0.46	0.61

See Note 3 for other-than-temporary impairment amounts.

See accompanying notes.

Consolidated Statement of Changes in Shareowners' Equity

(In millions)	2011	2010	2009
CHANGES IN SHAREOWNERS' EQUITY (Note 15)			
GE shareowners' equity balance at January 1	$118,936	$117,291	$104,665
Dividends and other transactions with shareowners	(10,530)	(5,701)	(5,049)
Other comprehensive income (loss)			
Investment securities—net	606	16	2,659
Currency translation adjustments—net	219	(3,874)	4,135
Cash flow hedges—net	104	454	1,598
Benefit plans—net	(7,048)	1,079	(1,804)
Total other comprehensive income (loss)	(6,119)	(2,325)	6,588
Increases from net earnings attributable to the Company	14,151	11,644	11,025
Comprehensive income (loss)	8,032	9,319	17,613
Cumulative effect of changes in accounting principles[(a)]	—	(1,973)	62
Balance at December 31	116,438	118,936	117,291
Noncontrolling interests[(b)]	1,696	5,262	7,845
Total equity balance at December 31	$118,134	$124,198	$125,136

(a) On January 1, 2010, we adopted amendments to Accounting Standards Codification (ASC) 860, *Transfers and Servicing* and ASC 810, *Consolidation*, and recorded a cumulative effect adjustment. See Notes 15 and 24. We adopted amendments to ASC 320, *Investments—Debt and Equity Securities*, and recorded a cumulative effect adjustment to increase retained earnings as of April 1, 2009. See Notes 3 and 15.

(b) See Note 15 for further information about the changes in noncontrolling interests.

See accompanying notes.

GE[a]			GECS		
2011	2010	2009	2011	2010	2009
$ 67,012	$ 60,345	$ 64,211	**$ 148**	$ 533	$ 970
28,024	39,875	39,246	**—**	—	—
5,269	1,285	1,179	**—**	—	—
6,432	3,023	1,177	**—**	—	—
—	—	—	**48,933**	49,348	50,848
106,737	104,528	105,813	**49,081**	49,881	51,818
51,605	45,570	49,886	**135**	501	808
17,199	25,958	25,878	**—**	—	—
1,299	1,600	1,478	**13,883**	14,526	16,870
—	—	—	**3,059**	3,197	3,193
—	—	—	**4,083**	7,176	10,585
17,556	16,340	14,841	**20,469**	22,433	23,051
87,659	89,468	92,083	**41,629**	47,833	54,507
19,078	15,060	13,730	**7,452**	2,048	(2,689)
(4,839)	(2,024)	(2,739)	**(893)**	991	3,881
14,239	13,036	10,991	**6,559**	3,039	1,192
77	(873)	219	**78**	(868)	238
14,316	12,163	11,210	**6,637**	2,171	1,430
165	519	185	**127**	16	15
14,151	11,644	11,025	**6,510**	2,155	1,415
(1,031)	(300)	(300)	**—**	—	—
$ 13,120	$ 11,344	$ 10,725	**$ 6,510**	$ 2,155	$ 1,415
$ 14,074	$ 12,517	$ 10,806	**$ 6,432**	$ 3,023	$ 1,177
77	(873)	219	**78**	(868)	238
$ 14,151	$ 11,644	$ 11,025	**$ 6,510**	$ 2,155	$ 1,415

(a) Represents the adding together of all affiliated companies except General Electric Capital Services, Inc. (GECS or financial services), which is presented on a one-line basis. See Note 1.

In the consolidating data on this page, "GE" means the basis of consolidation as described in Note 1 to the consolidated financial statements; "GECS" means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Separate information is shown for "GE" and "GECS." Transactions between GE and GECS have been eliminated from the "General Electric Company and consolidated affiliates" columns on the prior page.

Statement of Financial Position

At December 31 (In millions, except share amounts)	General Electric Company and consolidated affiliates 2011	2010
ASSETS		
Cash and equivalents	$ 84,501	$ 78,943
Investment securities (Note 3)	47,374	43,938
Current receivables (Note 4)	19,531	18,621
Inventories (Note 5)	13,792	11,526
Financing receivables—net (Notes 6 and 23)	280,378	303,012
Other GECS receivables	7,561	7,571
Property, plant and equipment—net (Note 7)	65,739	66,212
Investment in GECS	—	—
Goodwill (Note 8)	72,625	64,388
Other intangible assets—net (Note 8)	12,068	9,971
All other assets (Note 9)	111,707	94,299
Assets of businesses held for sale (Note 2)	711	36,887
Assets of discontinued operations (Note 2)	1,255	12,425
Total assets[(a)]	$717,242	$747,793
LIABILITIES AND EQUITY		
Short-term borrowings (Note 10)	$137,611	$117,959
Accounts payable, principally trade accounts	16,400	14,656
Progress collections and price adjustments accrued	10,402	11,142
Dividends payable	1,797	1,563
Other GE current liabilities	14,796	11,396
Non-recourse borrowings of consolidated securitization entities (Note 10)	29,258	30,018
Bank deposits (Note 10)	43,115	37,298
Long-term borrowings (Note 10)	243,459	293,323
Investment contracts, insurance liabilities and insurance annuity benefits (Note 11)	29,774	29,582
All other liabilities (Note 13)	70,647	55,271
Deferred income taxes (Note 14)	(131)	2,753
Liabilities of businesses held for sale (Note 2)	345	16,047
Liabilities of discontinued operations (Note 2)	1,635	2,587
Total liabilities[(a)]	599,108	623,595
Preferred stock (0 and 30,000 shares outstanding at year-end 2011 and 2010, respectively)	—	—
Common stock (10,573,017,000 and 10,615,376,000 shares outstanding at year-end 2011 and 2010, respectively)	702	702
Accumulated other comprehensive income—net[(b)]		
Investment securities	(30)	(636)
Currency translation adjustments	133	(86)
Cash flow hedges	(1,176)	(1,280)
Benefit plans	(22,901)	(15,853)
Other capital	33,693	36,890
Retained earnings	137,786	131,137
Less common stock held in treasury	(31,769)	(31,938)
Total GE shareowners' equity	116,438	118,936
Noncontrolling interests[(c)]	1,696	5,262
Total equity (Notes 15 and 16)	118,134	124,198
Total liabilities and equity	$717,242	$747,793

(a) Our consolidated assets at December 31, 2011 include total assets of $45,514 million of certain variable interest entities (VIEs) that can only be used to settle the liabilities of those VIEs. These assets include net financing receivables of $37,120 million and investment securities of $5,320 million. Our consolidated liabilities at December 31, 2011 include liabilities of certain VIEs for which the VIE creditors do not have recourse to GE. These liabilities include non-recourse borrowings of consolidated securitization entities (CSEs) of $28,758 million. See Note 24.

(b) The sum of accumulated other comprehensive income—net was $(23,974) million and $(17,855) million at December 31, 2011 and 2010, respectively.

(c) Included accumulated other comprehensive income—net attributable to noncontrolling interests of $(168) million and $(153) million at December 31, 2011 and 2010, respectively.

See accompanying notes.

GE[a] 2011	GE[a] 2010	GECS 2011	GECS 2010
$ 8,382	$ 19,241	$ 76,702	$ 60,257
18	19	47,359	43,921
11,807	10,383	—	—
13,741	11,460	51	66
—	—	289,307	312,234
—	—	13,390	12,919
14,283	12,444	51,419	53,768
77,110	68,984	—	—
45,395	36,880	27,230	27,508
10,522	8,088	1,546	1,883
36,675	17,454	75,618	77,197
—	33,760	711	3,127
52	50	1,203	12,375
$217,985	$218,763	$584,536	$605,255
$ 2,184	$ 456	$136,333	$118,797
14,209	11,620	7,239	7,035
11,349	11,841	—	—
1,797	1,563	—	—
14,796	11,396	—	—
—	—	29,258	30,018
—	—	43,115	37,298
9,405	9,656	234,391	284,407
—	—	30,198	29,993
53,826	37,815	17,328	17,554
(7,183)	(4,237)	7,052	6,990
—	15,455	345	592
158	164	1,477	2,423
100,541	95,729	506,736	535,107
—	—	—	—
702	702	1	1
(30)	(636)	(33)	(639)
133	(86)	(399)	(1,411)
(1,176)	(1,280)	(1,101)	(1,281)
(22,901)	(15,853)	(563)	(380)
33,693	36,890	27,627	27,626
137,786	131,137	51,578	45,068
(31,769)	(31,938)	—	—
116,438	118,936	77,110	68,984
1,006	4,098	690	1,164
117,444	123,034	77,800	70,148
$217,985	$218,763	$584,536	$605,255

(a) Represents the adding together of all affiliated companies except General Electric Capital Services, Inc. (GECS or financial services), which is presented on a one-line basis. See Note 1.

In the consolidating data on this page, "GE" means the basis of consolidation as described in Note 1 to the consolidated financial statements; "GECS" means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Separate information is shown for "GE" and "GECS." Transactions between GE and GECS have been eliminated from the "General Electric Company and consolidated affiliates" columns on the prior page.

Statement of Cash Flows

For the years ended December 31 (In millions)	General Electric Company and consolidated affiliates 2011	2010	2009
CASH FLOWS—OPERATING ACTIVITIES			
Net earnings	**$ 14,443**	$ 12,179	$ 11,225
Less net earnings attributable to noncontrolling interests	**292**	535	200
Net earnings attributable to the Company	**14,151**	11,644	11,025
(Earnings) loss from discontinued operations	**(77)**	873	(219)
Adjustments to reconcile net earnings attributable to the Company to cash provided from operating activities			
Depreciation and amortization of property, plant and equipment	**9,185**	9,786	10,617
Earnings from continuing operations retained by GECS	**—**	—	—
Deferred income taxes	**(203)**	930	(2,778)
Decrease (increase) in GE current receivables	**(466)**	(126)	3,273
Decrease (increase) in inventories	**(1,168)**	342	1,101
Increase (decrease) in accounts payable	**1,235**	883	(464)
Increase (decrease) in GE progress collections	**(1,394)**	(1,177)	(500)
Provision for losses on GECS financing receivables	**4,083**	7,176	10,585
All other operating activities	**7,255**	5,925	(9,828)
Cash from (used for) operating activities—continuing operations	**32,601**	36,256	22,812
Cash from (used for) operating activities—discontinued operations	**758**	(132)	1,605
CASH FROM (USED FOR) OPERATING ACTIVITIES	**33,359**	36,124	24,417
CASH FLOWS—INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(12,650)**	(9,800)	(8,636)
Dispositions of property, plant and equipment	**5,896**	7,208	6,479
Net decrease (increase) in GECS financing receivables	**14,652**	21,773	36,665
Proceeds from sales of discontinued operations	**8,950**	2,510	—
Proceeds from principal business dispositions	**8,877**	3,062	9,978
Payments for principal businesses purchased	**(11,202)**	(1,212)	(7,842)
Capital contribution from GE to GECS	**—**	—	—
All other investing activities	**6,094**	10,249	3,758
Cash from (used for) investing activities—continuing operations	**20,617**	33,790	40,402
Cash from (used for) investing activities—discontinued operations	**(735)**	(1,354)	1,976
CASH FROM (USED FOR) INVESTING ACTIVITIES	**19,882**	32,436	42,378
CASH FLOWS—FINANCING ACTIVITIES			
Net increase (decrease) in borrowings (maturities of 90 days or less)	**5,951**	(1,228)	(26,114)
Net increase (decrease) in bank deposits	**6,748**	4,603	(3,784)
Newly issued debt (maturities longer than 90 days)	**43,847**	47,643	82,846
Repayments and other reductions (maturities longer than 90 days)	**(85,706)**	(99,933)	(83,290)
Repayment of preferred stock	**(3,300)**	—	—
Net dispositions (purchases) of GE shares for treasury	**(1,456)**	(1,263)	623
Dividends paid to shareowners	**(6,458)**	(4,790)	(8,986)
Capital contribution from GE to GECS	**—**	—	—
Purchases of subsidiary shares from noncontrolling interests	**(4,578)**	(2,633)	—
All other financing activities	**(1,867)**	(3,648)	(3,204)
Cash from (used for) financing activities—continuing operations	**(46,819)**	(61,249)	(41,909)
Cash from (used for) financing activities—discontinued operations	**(44)**	(337)	(1,604)
CASH FROM (USED FOR) FINANCING ACTIVITIES	**(46,863)**	(61,586)	(43,513)
Effect of exchange rate changes on cash and equivalents	**(841)**	(333)	795
Increase (decrease) in cash and equivalents	**5,537**	6,641	24,077
Cash and equivalents at beginning of year	**79,085**	72,444	48,367
Cash and equivalents at end of year	**84,622**	79,085	72,444
Less cash and equivalents of discontinued operations at end of year	**121**	142	1,965
Cash and equivalents of continuing operations at end of year	**$ 84,501**	$ 78,943	$ 70,479
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION			
Cash paid during the year for interest	**$(15,571)**	$(17,132)	$(19,601)
Cash recovered (paid) during the year for income taxes	**(2,919)**	(2,671)	(2,535)

See accompanying notes.

GE[a]			GECS		
2011	2010	2009	2011	2010	2009
$ 14,316	$ 12,163	$ 11,210	$ 6,637	$ 2,171	$ 1,430
165	519	185	127	16	15
14,151	11,644	11,025	6,510	2,155	1,415
(77)	873	(219)	(78)	868	(238)
2,068	2,034	2,311	7,117	7,752	8,306
(6,432)	(3,023)	(1,177)	—	—	—
(327)	(377)	(460)	124	1,307	(2,318)
(390)	(963)	3,056	—	—	—
(1,122)	409	1,188	15	5	(6)
1,938	1,052	(918)	50	(116)	(363)
(1,146)	(1,158)	(257)	—	—	—
—	—	—	4,083	7,176	10,585
3,394	4,255	1,856	3,281	2,487	(11,558)
12,057	14,746	16,405	21,102	21,634	5,823
—	—	2	758	(132)	1,603
12,057	14,746	16,407	21,860	21,502	7,426
(2,957)	(2,418)	(2,429)	(9,882)	(7,674)	(6,445)
—	—	—	5,896	7,208	6,479
—	—	—	14,392	23,061	36,927
—	—	—	8,950	2,510	—
6,254	1,721	890	2,623	1,171	9,088
(11,152)	(653)	(428)	(50)	(559)	(7,414)
—	—	(9,500)	—	—	—
(384)	(550)	(198)	7,300	9,947	4,592
(8,239)	(1,900)	(11,665)	29,229	35,664	43,227
—	—	(2)	(735)	(1,354)	1,978
(8,239)	(1,900)	(11,667)	28,494	34,310	45,205
1,058	(671)	317	4,393	(652)	(27,255)
—	—	—	6,748	4,603	(3,784)
177	9,474	1,883	43,267	37,971	81,073
(270)	(2,554)	(1,675)	(85,436)	(97,379)	(81,615)
(3,300)	—	—	—	—	—
(1,456)	(1,263)	623	—	—	—
(6,458)	(4,790)	(8,986)	—	—	—
—	—	—	—	—	9,500
(4,303)	(2,000)	—	(275)	(633)	—
(75)	(330)	(514)	(1,792)	(3,318)	(2,691)
(14,627)	(2,134)	(8,352)	(33,095)	(59,408)	(24,772)
—	—	—	(44)	(337)	(1,604)
(14,627)	(2,134)	(8,352)	(33,139)	(59,745)	(26,376)
(50)	(125)	176	(791)	(208)	619
(10,859)	10,587	(3,436)	16,424	(4,141)	26,874
19,241	8,654	12,090	60,399	64,540	37,666
8,382	19,241	8,654	76,823	60,399	64,540
—	—	—	121	142	1,965
$ 8,382	$ 19,241	$ 8,654	$ 76,702	$ 60,257	$ 62,575
$ (553)	$ (731)	$ (768)	$(15,018)	$(16,401)	$(18,833)
(2,303)	(2,775)	(3,078)	(616)	104	543

(a) Represents the adding together of all affiliated companies except General Electric Capital Services, Inc. (GECS or financial services), which is presented on a one-line basis. See Note 1.

In the consolidating data on this page, "GE" means the basis of consolidation as described in Note 1 to the consolidated financial statements; "GECS" means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Separate information is shown for "GE" and "GECS." Transactions between GE and GECS have been eliminated from the "General Electric Company and consolidated affiliates" columns on the prior page and are discussed in Note 27.

Note 1.
Summary of Significant Accounting Policies

Accounting Principles

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Consolidation

Our financial statements consolidate all of our affiliates—entities in which we have a controlling financial interest, most often because we hold a majority voting interest. To determine if we hold a controlling financial interest in an entity we first evaluate if we are required to apply the variable interest entity (VIE) model to the entity, otherwise the entity is evaluated under the voting interest model.

Where we hold current or potential rights that give us the power to direct the activities of a VIE that most significantly impact the VIE's economic performance combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in that VIE. Rights held by others to remove the party with power over the VIE are not considered unless one party can exercise those rights unilaterally. When changes occur to the design of an entity we reconsider whether it is subject to the VIE model. We continuously evaluate whether we have a controlling financial interest in a VIE.

We hold a controlling financial interest in other entities where we currently hold, directly or indirectly, more than 50% of the voting rights or where we exercise control through substantive participating rights or as a general partner. Where we are a general partner we consider substantive removal rights held by other partners in determining if we hold a controlling financial interest. We reevaluate whether we have a controlling financial interest in these entities when our voting or substantive participating rights change.

Associated companies are unconsolidated VIEs and other entities in which we do not have a controlling financial interest, but over which we have significant influence, most often because we hold a voting interest of 20% to 50%. Associated companies are accounted for as equity method investments. Results of associated companies are presented on a one-line basis. Investments in, and advances to, associated companies are presented on a one-line basis in the caption "All other assets" in our Statement of Financial Position, net of allowance for losses, that represents our best estimate of probable losses inherent in such assets.

Financial Statement Presentation

We have reclassified certain prior-year amounts to conform to the current-year's presentation.

Financial data and related measurements are presented in the following categories:

- **GE**—This represents the adding together of all affiliates other than General Electric Capital Services, Inc. (GECS), whose operations are presented on a one-line basis.
- **GECS**—This affiliate owns all of the common stock of General Electric Capital Corporation (GECC). GECC and its respective affiliates are consolidated in the accompanying GECS columns and constitute the majority of its business.
- **Consolidated**—This represents the adding together of GE and GECS, giving effect to the elimination of transactions between GE and GECS.
- **Operating Segments**—These comprise our six businesses, focused on the broad markets they serve: Energy Infrastructure, Aviation, Healthcare, Transportation, Home & Business Solutions and GE Capital. Prior-period information has been reclassified to be consistent with how we managed our businesses in 2011.

Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations. Certain of our operations have been presented as discontinued. See Note 2.

On February 22, 2012, we merged our wholly-owned subsidiary, GECS, with and into GECS' wholly-owned subsidiary, GECC. The merger simplified our financial services' corporate structure by consolidating financial services entities and assets within our organization and simplifying Securities and Exchange Commission and regulatory reporting. Upon the merger, GECC became the surviving corporation and assumed all of GECS' rights and obligations and became wholly-owned directly by General Electric Company. Our financial services segment, GE Capital, will continue to comprise the continuing operations of GECC, which now includes the run-off insurance operations previously held and managed in GECS. References to GECS, GECC and the GE Capital segment in these consolidated financial statements relate to the entities or segment as they existed during 2011 and do not reflect the February 22, 2012 merger.

The effects of translating to U.S. dollars the financial statements of non-U.S. affiliates whose functional currency is the local currency are included in shareowners' equity. Asset and liability accounts are translated at year-end exchange rates, while revenues and expenses are translated at average rates for the respective periods.

Preparing financial statements in conformity with U.S. GAAP requires us to make estimates based on assumptions about current, and for some estimates future, economic and market conditions (for example, unemployment, market liquidity, the real estate market, etc.), which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, as appropriate, it is reasonably possible that in 2012 actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in future impairments of investment securities, goodwill, intangibles and long-lived assets, incremental losses on financing receivables, establishment of valuation allowances on deferred tax assets and increased tax liabilities.

Sales of Goods and Services

We record all sales of goods and services only when a firm sales agreement is in place, delivery has occurred or services have been rendered and collectibility of the fixed or determinable sales price is reasonably assured.

Arrangements for the sale of goods and services sometimes include multiple components. Most of our multiple component arrangements involve the sale of goods and services in the Healthcare segment. Our arrangements with multiple components usually involve an upfront deliverable of large machinery or equipment and future service deliverables such as installation, commissioning, training or the future delivery of ancillary products. In most cases, the relative values of the undelivered components are not significant to the overall arrangement and are typically delivered within three to six months after the core product has been delivered. In such agreements, selling price is determined for each component and any difference between the total of the separate selling prices and total contract consideration (i.e. discount) is allocated pro rata across each of the components in the arrangement. The value assigned to each component is objectively determined and obtained primarily from sources such as the separate selling price for that or a similar item or from competitor prices for similar items. If such evidence is not available, we use our best estimate of selling price, which is established consistent with the pricing strategy of the business and considers product configuration, geography, customer type, and other market specific factors.

Except for goods sold under long-term agreements, we recognize sales of goods under the provisions of U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, *Revenue Recognition*. We often sell consumer products and computer hardware and software products with a right of return. We use our accumulated experience to estimate and provide for such returns when we record the sale. In situations where arrangements include customer acceptance provisions based on seller or customer-specified objective criteria, we recognize revenue when we have reliably demonstrated that all specified acceptance criteria have been met or when formal acceptance occurs, respectively. In arrangements where we provide goods for trial and evaluation purposes, we only recognize revenue after customer acceptance occurs. Unless otherwise noted, we do not provide for anticipated losses before we record sales.

We recognize revenue on agreements for sales of goods and services under power generation unit and uprate contracts; nuclear fuel assemblies; larger oil drilling equipment projects; aeroderivative unit contracts; military development contracts; locomotive production contracts; and long-term construction projects, using long-term construction and production contract accounting. We estimate total long-term contract revenue net of price concessions as well as total contract costs. For goods sold under power generation unit and uprate contracts, nuclear fuel assemblies, aeroderivative unit contracts, military development contracts and locomotive production contracts, we recognize sales as we complete major contract-specified deliverables, most often when customers receive title to the goods or accept the services as performed. For larger oil drilling equipment projects and long-term construction projects, we recognize sales based on our progress towards contract completion measured by actual costs incurred in relation to our estimate of total expected costs. We measure long-term contract revenues by applying our contract-specific estimated margin rates to incurred costs. We routinely update our estimates of future costs for agreements in process and report any cumulative effects of such adjustments in current operations. We provide for any loss that we expect to incur on these agreements when that loss is probable.

We recognize revenue upon delivery for sales of aircraft engines, military propulsion equipment and related spare parts not sold under long-term product services agreements. Delivery of commercial engines, non-U.S. military equipment and all related spare parts occurs on shipment; delivery of military propulsion equipment sold to the U.S. Government or agencies thereof occurs upon receipt of a Material Inspection and Receiving Report, DD Form 250 or Memorandum of Shipment. Commercial aircraft engines are complex equipment manufactured to customer order under a variety of sometimes complex, long-term agreements. We measure sales of commercial aircraft engines by applying our contract-specific estimated margin rates to incurred costs. We routinely update our estimates of future revenues and costs for commercial aircraft engine agreements in process and report any cumulative effects of such adjustments in current operations. Significant components of our revenue and cost estimates include price concessions, performance-related guarantees as well as material, labor and overhead costs. We measure revenue for military propulsion equipment and spare parts not subject to long-term product services agreements based on the specific contract on a specifically measured output basis. We provide for any loss that we expect to incur on these agreements when that loss is probable; consistent with industry practice, for commercial aircraft engines, we make such provision only if such losses are not recoverable from future highly probable sales of spare parts for those engines.

We sell product services under long-term product maintenance or extended warranty agreements in our Aviation, Transportation and Energy Infrastructure segments, where costs of performing services are incurred on other than a straight-line basis. We also sell product services in our Healthcare segment, where such costs generally are expected to be on a straight-line basis. For the Aviation, Energy and Transportation agreements, we recognize related sales based on the extent of our progress towards completion measured by actual costs incurred in relation to total expected costs. We routinely update our estimates of future costs for agreements in process and report any cumulative effects of such adjustments in current operations. For the Healthcare agreements, we recognize revenues on a straight-line basis and expense related costs as incurred. We provide for any loss that we expect to incur on any of these agreements when that loss is probable.

NBC Universal (NBCU), which we deconsolidated on January 28, 2011, recorded broadcast and cable television and Internet advertising sales when advertisements were aired, net of provision for any viewer shortfalls (make goods). Sales from theatrical distribution of films were recorded as the films were exhibited; sales of home videos, net of a return provision, when the videos were delivered to and available for sale by retailers; fees from cable/satellite operators when services were provided; and licensing of film and television programming when the material was available for airing.

GECS Revenues from Services (Earned Income)

We use the interest method to recognize income on loans. Interest on loans includes origination, commitment and other non-refundable fees related to funding (recorded in earned income on the interest method). We stop accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Previously recognized interest income that was accrued but not collected from the borrower is evaluated as part of the overall receivable in determining the adequacy of the allowance for losses. Although we stop accruing interest in advance of payments, we recognize interest income as cash is collected when appropriate, provided the amount does not exceed that which would have been earned at the historical effective interest rate; otherwise, payments received are applied to reduce the principal balance of the loan.

We resume accruing interest on nonaccrual, non-restructured commercial loans only when (a) payments are brought current according to the loan's original terms and (b) future payments are reasonably assured. When we agree to restructured terms with the borrower, we resume accruing interest only when it is reasonably assured that we will recover full contractual payments, and such loans pass underwriting reviews equivalent to those applied to new loans. We resume accruing interest on nonaccrual consumer loans when the customer's account is less than 90 days past due and collection of such amounts is probable. Interest accruals on modified consumer loans that are not considered to be troubled debt restructurings (TDRs) may return to current status (re-aged) only after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount, subject to a re-aging limitation of once a year, or twice in a five-year period.

We recognize financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values are based upon management's best estimates of the value of the leased asset at the end of the lease term. We use various sources of data in determining this estimate, including information obtained from third parties, which is adjusted for the attributes of the specific asset under lease. Guarantees of residual values by unrelated third parties are considered part of minimum lease payments. Significant assumptions we use in estimating residual values include estimated net cash flows over the remaining lease term, anticipated results of future remarketing, and estimated future component part and scrap metal prices, discounted at an appropriate rate.

We recognize operating lease income on a straight-line basis over the terms of underlying leases.

Fees include commitment fees related to loans that we do not expect to fund and line-of-credit fees. We record these fees in earned income on a straight-line basis over the period to which they relate. We record syndication fees in earned income at the time related services are performed, unless significant contingencies exist.

Depreciation and Amortization

The cost of GE manufacturing plant and equipment is depreciated over its estimated economic life. U.S. assets are depreciated using an accelerated method based on a sum-of-the-years digits formula; non-U.S. assets are generally depreciated on a straight-line basis.

The cost of GECS equipment leased to others on operating leases is depreciated on a straight-line basis to estimated residual value over the lease term or over the estimated economic life of the equipment.

The cost of GECS acquired real estate investments is depreciated on a straight-line basis to the estimated salvage value over the expected useful life or the estimated proceeds upon sale of the investment at the end of the expected holding period if that approach produces a higher measure of depreciation expense.

The cost of individually significant customer relationships is amortized in proportion to estimated total related sales; cost of other intangible assets is generally amortized on a straight-line basis over the asset's estimated economic life. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. See Notes 7 and 8.

NBC Universal Film and Television Costs

Prior to our deconsolidation of NBCU in 2011, our policies were to defer film and television production costs, including direct costs, production overhead, development costs and interest. We did not defer costs of exploitation, which principally comprised costs of film and television program marketing and distribution. We amortized deferred film and television production costs, as well as associated participation and residual costs, on an individual production basis using the ratio of the current period's gross revenues to estimated total remaining gross revenues from all sources; we stated such costs at the lower of amortized cost or fair value. Estimates of total revenues and costs were based on anticipated release patterns, public acceptance and historical results for similar products. We deferred the costs of acquired broadcast material, including rights to material for use on NBC Universal's broadcast and cable/satellite television networks, at the earlier of acquisition or when the license period began and the material was available for use. We amortized acquired broadcast material and rights when we broadcast the associated programs; we stated such costs at the lower of amortized cost or net realizable value.

Losses on Financing Receivables

Losses on financing receivables are recognized when they are incurred, which requires us to make our best estimate of probable losses inherent in the portfolio. The method for calculating the best estimate of losses depends on the size, type and risk characteristics of the related financing receivable. Such an estimate requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values (including housing price indices as applicable), and the present and expected future levels of interest rates. The underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible that we will experience credit losses that are different from our current estimates. Write-offs are deducted from the allowance for losses when we judge the principal to be uncollectible and subsequent recoveries are added to the allowance at the time cash is received on a written-off account.

"Impaired" loans are defined as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement.

"Troubled debt restructurings" (TDRs) are those loans for which we have granted a concession to a borrower experiencing financial difficulties where we do not receive adequate compensation. Such loans are classified as impaired, and are individually reviewed for specific reserves.

"Nonaccrual financing receivables" are those on which we have stopped accruing interest. We stop accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Although we stop accruing interest in advance of payments, we recognize interest income as cash is collected when appropriate provided the amount does not exceed that which would have been earned at the historical effective interest rate. Recently restructured financing receivables are not considered delinquent when payments are brought current according to the restructured terms, but may remain classified as nonaccrual until there has been a period of satisfactory payment performance by the borrower and future payments are reasonably assured of collection.

"Nonearning financing receivables" are a subset of nonaccrual financing receivables for which cash payments are not being received or for which we are on the cost recovery method of accounting (i.e., any payments are accounted for as a reduction of principal). This category excludes loans purchased at a discount (unless they have deteriorated post acquisition). Under Accounting Standards Codification (ASC) 310, *Receivables*, these loans are initially recorded at fair value and accrete interest income over the estimated life of the loan based on reasonably estimable cash flows even if the underlying loans are contractually delinquent at acquisition.

"Delinquent" receivables are those that are 30 days or more past due based on their contractual terms.

The same financing receivable may meet more than one of the definitions above. Accordingly, these categories are not mutually exclusive and it is possible for a particular loan to meet the definitions of a TDR, impaired loan, nonaccrual loan and nonearning loan and be included in each of these categories. The categorization of a particular loan also may not be indicative of the potential for loss.

Our consumer loan portfolio consists of smaller-balance, homogeneous loans, including credit card receivables, installment loans, auto loans and leases and residential mortgages. We collectively evaluate each portfolio for impairment quarterly. The allowance for losses on these receivables is established through a process that estimates the probable losses inherent in the portfolio based upon statistical analyses of portfolio data. These analyses include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with other analyses that reflect current trends and conditions. We also consider overall portfolio indicators including nonearning loans, trends in loan volume and lending terms, credit policies and other observable environmental factors such as unemployment rates and home price indices.

Our commercial loan and lease portfolio consists of a variety of loans and leases, including both larger-balance, non-homogeneous loans and leases and smaller-balance homogeneous loans and leases. Losses on such loans and leases are recorded when probable and estimable. We routinely evaluate our entire portfolio for potential specific credit or collection issues that might indicate an impairment.

For larger-balance, non-homogeneous loans and leases, we consider the financial status, payment history, collateral value, industry conditions and guarantor support related to specific customers. Any delinquencies or bankruptcies are indications of potential impairment requiring further assessment of collectibility. We routinely receive financial as well as rating agency reports on our customers, and we elevate for further attention those customers whose operations we judge to be marginal or deteriorating. We also elevate customers for further attention when we observe a decline in collateral values for asset-based loans. While collateral values are not always available, when we observe such a decline, we evaluate relevant markets to assess recovery alternatives—for example, for real estate loans, relevant markets are local; for commercial aircraft loans, relevant markets are global.

Measurement of the loss on our impaired commercial loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of collateral, net of expected selling costs, if the loan is determined to be collateral dependent. We determine whether a loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. Our review process can often result in reserves being established in advance of a modification of terms or designation as a TDR. After providing for specific incurred losses, we then determine an allowance for losses that have been incurred in the balance of the portfolio but cannot yet be identified to a specific loan or lease. This estimate is based upon various statistical analyses considering historical and projected default rates and loss severity and aging, as well as our view on current market and economic conditions. It is prepared by each respective line of business. For Real Estate, this includes converting economic indicators into real estate market indicators that are calibrated by market and asset class and which are used to project expected performance of the portfolio based on specific loan portfolio metrics.

We consider multiple factors in evaluating the adequacy of our allowance for losses on Real Estate financing receivables, including loan-to-value ratios, collateral values at the individual loan level, debt service coverage ratios, delinquency status, and economic factors including interest rate and real estate market forecasts. In addition to evaluating these factors, we deem a Real Estate loan to be impaired if its projected loan-to-value ratio at maturity is in excess of 100%, even if the loan is currently paying in accordance with its contractual terms. The allowance for losses on Real Estate financing receivables is based on a discounted cash flow methodology, except in situations where the loan is within 24 months of maturity or foreclosure is deemed probable, in which case reserves are based on collateral values. If foreclosure is deemed probable or if repayment is dependent solely on the sale of collateral, we also include estimated selling costs in our reserve. Collateral values for our Real Estate loans are determined based upon internal cash flow estimates discounted at an appropriate rate and corroborated by external appraisals, as appropriate. Collateral valuations are updated at least annually, or more frequently for higher risk loans. A majority of our Real Estate impaired loans have specific reserves that are determined based on the underlying collateral values. Further discussion on determination of fair value is in the Fair Value Measurements section below.

Experience is not available for new products; therefore, while we are developing that experience, we set loss allowances based on our experience with the most closely analogous products in our portfolio.

Our loss mitigation strategy intends to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a TDR.

We utilize certain loan modification programs for borrowers experiencing temporary financial difficulties in our Consumer loan portfolio. These loan modification programs are primarily concentrated in our non-U.S. residential mortgage and non-U.S. installment and revolving portfolios and include short-term (three months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government-sponsored mortgage modification programs.

Our allowance for losses on financing receivables on these modified consumer loans is determined based upon a formulaic approach that estimates the probable losses inherent in the portfolio based upon statistical analyses of the portfolio. Data related to redefault experience is also considered in our overall reserve adequacy review. Once the loan has been modified, it returns to current status (re-aged) only after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount, subject to a re-aging limitation of once a year, or twice in a five-year period in accordance with the Federal Financial Institutions Examination Council guidelines on Uniform Retail Credit Classification and Account Management policy issued in June 2000. We believe that the allowance for losses would not be materially different had we not re-aged these accounts.

For commercial loans, we evaluate changes in terms and conditions to determine whether those changes meet the criteria for classification as a TDR on a loan-by-loan basis. In Commercial Lending and Leasing (CLL), these changes primarily include: changes to covenants, short-term payment deferrals and maturity extensions. For these changes, we receive economic consideration, including additional fees and/or increased interest rates, and evaluate them under our normal underwriting standards and criteria. Changes to Real Estate's loans primarily include maturity extensions, principal payment acceleration, changes to collateral terms, and cash sweeps, which are in addition to, or sometimes in lieu of, fees and rate increases. The determination of whether these changes to the terms and conditions of our commercial loans meet the TDR criteria includes our consideration of all of the relevant facts and circumstances. When the borrower is experiencing financial difficulty, we carefully evaluate these changes to determine whether they meet the form of a concession. In these circumstances, if the change is deemed to be a concession, we classify the loan as a TDR.

When we repossess collateral in satisfaction of a loan, we write down the receivable against the allowance for losses. Repossessed collateral is included in the caption "All other assets" in the Statement of Financial Position and carried at the lower of cost or estimated fair value less costs to sell.

For Consumer loans, we write off unsecured closed-end installment loans when they are 120 days contractually past due and unsecured open-ended revolving loans at 180 days contractually past due. We write down consumer loans secured by collateral other than residential real estate when such loans are 120 days past due. Consumer loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due. Unsecured consumer loans in bankruptcy are written off within 60 days of notification of filing by the bankruptcy court or within contractual write-off periods, whichever occurs earlier.

Write-offs on larger balance impaired commercial loans are based on amounts deemed uncollectible and are reviewed quarterly. Write-offs on Real Estate loans are recorded upon initiation of foreclosure or early settlement by the borrower, or in some cases, based on the passage of time depending on specific facts and circumstances. In CLL, loans are written off when deemed uncollectible (e.g., when the borrower enters restructuring, collateral is to be liquidated or at 180 days past due for smaller balance, homogeneous loans).

Partial Sales of Business Interests

Gains or losses on sales of affiliate shares where we retain a controlling financial interest are recorded in equity. Gains or losses on sales that result in our loss of a controlling financial interest are recorded in earnings along with remeasurement gains or losses on any investments in the entity that we retained.

Cash and Equivalents

Debt securities and money market instruments with original maturities of three months or less are included in cash equivalents unless designated as available-for-sale and classified as investment securities.

Investment Securities

We report investments in debt and marketable equity securities, and certain other equity securities, at fair value. See Note 21 for further information on fair value. Unrealized gains and losses on available-for-sale investment securities are included in shareowners' equity, net of applicable taxes and other adjustments. We regularly review investment securities for impairment using both quantitative and qualitative criteria.

For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria to determine whether we do not expect to recover the amortized cost basis of the security, such as the financial health of and specific prospects for the issuer, including whether the issuer is in compliance with the terms and covenants of the security. We also evaluate quantitative criteria including determining whether there has been an adverse change in expected future cash flows. If we do not expect to recover the entire amortized cost basis of the security, we consider the security to be other-than-temporarily impaired, and we record the difference between the security's amortized cost basis and its recoverable amount in earnings and the difference between the security's recoverable amount and fair value in other comprehensive income. If we intend to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis, the security is also considered other-than-temporarily impaired and we recognize the entire difference between the security's amortized cost basis and its fair value in earnings. For equity securities, we consider the length of time and magnitude of the amount that each security is in an unrealized loss position. If we do not expect to recover the entire amortized cost basis of the security, we consider the security to be other-than-temporarily impaired, and we record the difference between the security's amortized cost basis and its fair value in earnings.

Prior to April 1, 2009, unrealized losses that were other-than-temporary were recognized in earnings at an amount equal to the difference between the security's amortized cost and fair value. In determining whether the unrealized loss was other-than-temporary, we considered both quantitative and qualitative criteria. Quantitative criteria included the length of time and magnitude of the amount that each security was in an unrealized loss position and, for securities with fixed maturities, whether the issuer was in compliance with terms and covenants of the security. For structured securities, we evaluated whether there was an adverse change in the timing or amount of expected cash flows. Qualitative criteria included the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the security to maturity or until forecasted recovery.

Realized gains and losses are accounted for on the specific identification method. Unrealized gains and losses on investment securities classified as trading and certain retained interests are included in earnings.

Inventories

All inventories are stated at the lower of cost or realizable values. Cost for a significant portion of GE U.S. inventories is determined on a last-in, first-out (LIFO) basis. Cost of other GE inventories is determined on a first-in, first-out (FIFO) basis. LIFO was used for 38% and 41% of GE inventories at December 31, 2011 and 2010, respectively. GECS inventories consist of finished products held for sale; cost is determined on a FIFO basis.

Intangible Assets

We do not amortize goodwill, but test it at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When all or a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business disposed and the portion of the reporting unit that will be retained.

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. The cost of intangible assets is generally amortized on a straight-line basis over the asset's estimated economic life, except that individually significant customer-related intangible assets are amortized in relation to total related sales. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required.

GECS Investment Contracts, Insurance Liabilities and Insurance Annuity Benefits

Certain entities, which we consolidate, provide guaranteed investment contracts, primarily to states, municipalities and municipal authorities.

Our insurance activities also include providing insurance and reinsurance for life and health risks and providing certain annuity products. Three product groups are provided: traditional insurance contracts, investment contracts and universal life insurance contracts. Insurance contracts are contracts with significant mortality and/or morbidity risks, while investment contracts are contracts without such risks. Universal life insurance contracts are a particular type of long-duration insurance contract whose terms are not fixed and guaranteed.

For short-duration insurance contracts, including accident and health insurance, we report premiums as earned income over the terms of the related agreements, generally on a pro-rata basis. For traditional long-duration insurance contracts including term, whole life and annuities payable for the life of the annuitant, we report premiums as earned income when due.

Premiums received on investment contracts (including annuities without significant mortality risk) and universal life contracts are not reported as revenues but rather as deposit liabilities. We recognize revenues for charges and assessments on these contracts, mostly for mortality, contract initiation, administration and surrender. Amounts credited to policyholder accounts are charged to expense.

Liabilities for traditional long-duration insurance contracts represent the present value of such benefits less the present value of future net premiums based on mortality, morbidity, interest and other assumptions at the time the policies were issued or acquired. Liabilities for investment contracts and universal life policies equal the account value, that is, the amount that accrues to the benefit of the contract or policyholder including credited interest and assessments through the financial statement date.

Liabilities for unpaid claims and estimated claim settlement expenses represent our best estimate of the ultimate obligations for reported and incurred-but-not-reported claims and the related estimated claim settlement expenses. Liabilities for unpaid claims and estimated claim settlement expenses are continually reviewed and adjusted through current operations.

Fair Value Measurements

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value instruments using the best and most relevant data available. In addition, we have risk management teams that review valuation, including independent price validation for certain instruments. With regards to Level 3 valuations (including instruments valued by third parties), we perform a variety of procedures to assess the reasonableness of the valuations. Such reviews, which may be performed quarterly, monthly or weekly, include an evaluation of instruments whose fair value change exceeds predefined thresholds (and/or does not change) and consider the current interest rate, currency and credit environment, as well as other published data, such as rating agency market reports and current appraisals. These reviews are performed within each business by the asset and risk managers, pricing committees and valuation committees. A detailed review of methodologies and assumptions is performed by individuals independent of the business for individual measurements with a fair value exceeding predefined thresholds. This detailed review may include the use of a third-party valuation firm.

The following section describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis.

INVESTMENTS IN DEBT AND EQUITY SECURITIES. When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include publicly-traded equity securities.

For large numbers of investment securities for which market prices are observable for identical or similar investment securities but not readily accessible for each of those investments individually (that is, it is difficult to obtain pricing information for each individual investment security at the measurement date), we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise our portfolio of corporate fixed income, and government, mortgage and asset-backed securities. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

Annually, we conduct reviews of our primary pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable as defined in the standard.

While we are not provided access to proprietary models of the vendor, our reviews have included on-site walk-throughs of the pricing process, methodologies and control procedures for each asset class and level for which prices are provided. Our reviews also include an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations, a process we perform each reporting period. In addition, the pricing vendor has an established challenge process in place for all security valuations, which facilitates identification and resolution of potentially erroneous prices. We believe that the prices received from our pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit prices) and are classified appropriately in the hierarchy.

We use non-binding broker quotes and other third-party pricing services as our primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. We have not adjusted the prices we have obtained. Investment securities priced using non-binding broker quotes and other third-party pricing services are included in Level 3. As is the case with our primary pricing vendor, third-party brokers and other third-party pricing services do not provide access to their proprietary valuation models, inputs and assumptions. Accordingly, our risk management personnel conduct reviews of vendors, as applicable, similar to the reviews performed of our primary pricing vendor. In addition, we conduct internal reviews of pricing for all such investment securities quarterly to ensure reasonableness of valuations used in our financial statements. These reviews are designed to identify prices that appear stale, those that have changed significantly from prior valuations, and other anomalies that may indicate that a price may not be accurate. Based on the information available, we believe that the fair values provided by the brokers and other third-party pricing services are representative of prices that would be received to sell the assets at the measurement date (exit prices).

DERIVATIVES. We use closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The majority of our derivatives are valued using internal models. The models maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts.

Derivative assets and liabilities included in Level 3 primarily represent equity derivatives and interest rate products that contain embedded optionality or prepayment features.

Non-Recurring Fair Value Measurements

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances. These assets can include loans and long-lived assets that have been reduced to fair value when they are held for sale, impaired loans that have been reduced based on the fair value of the underlying collateral, cost and equity method investments and long-lived assets that are written down to fair value when they are impaired and the remeasurement of retained investments in formerly consolidated subsidiaries upon a change in control that results in deconsolidation of a subsidiary, if we sell a controlling interest and retain a noncontrolling stake in the entity. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

The following describes the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value on a non-recurring basis and for certain assets within our pension plans and retiree benefit plans at each reporting period, as applicable.

LOANS. When available, we use observable market data, including pricing on recent closed market transactions, to value loans that are included in Level 2. When this data is unobservable, we use valuation methodologies using current market interest rate data adjusted for inherent credit risk, and such loans are included in Level 3. When appropriate, loans may be valued using collateral values as a practical expedient (see Long-Lived Assets below).

COST AND EQUITY METHOD INVESTMENTS. Cost and equity method investments are valued using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using a discounted cash flow model, comparative market multiples or a combination of both approaches as appropriate and other third-party pricing sources. These investments are generally included in Level 3.

Investments in private equity, real estate and collective funds are valued using net asset values. The net asset values are determined based on the fair values of the underlying investments in the funds. Investments in private equity and real estate funds are generally included in Level 3 because they are not redeemable at the measurement date. Investments in collective funds are included in Level 2.

LONG-LIVED ASSETS. Fair values of long-lived assets, including aircraft and real estate, are primarily derived internally and are based on observed sales transactions for similar assets. In other instances, for example, collateral types for which we do not have comparable observed sales transaction data, collateral values are developed internally and corroborated by external appraisal information. Adjustments to third-party valuations may be performed in circumstances where market comparables are not specific to the attributes of the specific collateral or appraisal information may not be reflective of current market conditions due to the passage of time and the occurrence of market events since receipt of the information. For real estate, fair values are based on discounted cash flow estimates which reflect current and projected lease profiles and available industry information about capitalization rates and expected trends in rents and occupancy and are corroborated by external appraisals. These investments are generally included in Level 3.

RETAINED INVESTMENTS IN FORMERLY CONSOLIDATED SUBSIDIARIES. Upon a change in control that results in deconsolidation of a subsidiary, the fair value measurement of our retained noncontrolling stake in the former subsidiary is valued using an income approach, a market approach, or a combination of both approaches as appropriate. In applying these methodologies, we rely on a number of factors, including actual operating results, future business plans, economic projections, market observable pricing multiples of similar businesses and comparable transactions, and possible control premium. These investments are included in Level 1 or Level 3, as appropriate, determined at the time of the transaction.

Accounting Changes

On January 1, 2011, we adopted Financial Accounting Standards Board (FASB) ASU 2009-13 and ASU 2009-14, amendments to ASC 605, *Revenue Recognition* and ASC 985, *Software*, respectively, (ASU 2009-13 & 14). ASU 2009-13 requires the allocation of consideration to separate components of an arrangement based on the relative selling price of each component. ASU 2009-14 requires certain software-enabled products to be accounted for under the general accounting standards for multiple component arrangements. These amendments are effective for new revenue arrangements entered into or materially modified on or subsequent to January 1, 2011.

Although the adoption of these amendments eliminated the allocation of consideration using residual values, which was applied primarily in our Healthcare segment, the overall impact of adoption was insignificant to our financial statements. In addition, there are no significant changes to the number of components or the pattern and timing of revenue recognition following adoption.

On July 1, 2011, we adopted FASB ASU 2011-02, an amendment to ASC 310, *Receivables*. ASU 2011-02 provides guidance for determining whether a restructuring of a debt constitutes a TDR. ASU 2011-02 requires that a restructuring be classified as a TDR when it is both a concession and the debtor is experiencing financial difficulties. The amendment also clarifies the guidance on a creditor's evaluation of whether it has granted a concession. The amendment applies to restructurings that have occurred subsequent to January 1, 2011. As a result of adopting these amendments on July 1, 2011, we have classified an additional $271 million of financing receivables as TDRs and have recorded an increase of $77 million to our allowance for losses on financing receivables. See Note 23.

On January 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, amendments to ASC 860, *Transfers and Servicing*, and ASC 810, *Consolidation*, respectively (ASU 2009-16 & 17). ASU 2009-16 eliminated the Qualified Special Purpose Entity (QSPE) concept, and ASU 2009-17 required that all such entities be evaluated for consolidation as VIEs. Adoption of these amendments resulted in the consolidation of all of our sponsored QSPEs. In addition, we consolidated assets of VIEs related to direct investments in entities that hold loans and fixed income securities, a media joint venture and a small number of companies to which we have extended loans in the ordinary course of business and subsequently were subject to a TDR.

We consolidated the assets and liabilities of these entities at amounts at which they would have been reported in our financial statements had we always consolidated them. We also deconsolidated certain entities where we did not meet the definition of the primary beneficiary under the revised guidance; however, the effect was insignificant at January 1, 2010. The incremental effect on total assets and liabilities, net of our investment in these entities, was an increase of $31,097 million and $33,042 million, respectively, at January 1, 2010. The net reduction of total equity (including noncontrolling interests) was $1,945 million at January 1, 2010, principally related to the reversal of previously recognized securitization gains as a cumulative effect adjustment to retained earnings. See Note 24 for additional information.

We adopted amendments to ASC 320, *Investments—Debt and Equity Securities*, and recorded a cumulative effect adjustment to increase retained earnings as of April 1, 2009, of $62 million.

Note 2.

Assets and Liabilities of Businesses Held for Sale and Discontinued Operations

Assets and Liabilities of Businesses Held for Sale

NBC UNIVERSAL

In December 2009, we entered into an agreement with Comcast Corporation (Comcast) to transfer the assets of the NBCU business to a newly formed entity, comprising our NBCU business and Comcast's cable networks, regional sports networks, certain digital properties and certain unconsolidated investments, in exchange for cash and a 49% interest in the newly-formed entity.

On March 19, 2010, NBCU entered into a three-year credit agreement and a 364-day bridge loan agreement. On April 30, 2010, NBCU issued $4,000 million of senior, unsecured notes with maturities ranging from 2015 to 2040 (interest rates ranging from 3.65% to 6.40%). On October 4, 2010, NBCU issued $5,100 million of senior, unsecured notes with maturities ranging from 2014 to 2041 (interest rates ranging from 2.10% to 5.95%). Subsequent to these issuances, the credit agreement and bridge loan agreements were terminated, with a $750 million revolving credit agreement remaining in effect. Proceeds from these issuances were used to repay $1,678 million of existing debt and pay a dividend of $7,394 million to GE.

On September 26, 2010, we acquired approximately 38% of Vivendi S.A.'s (Vivendi) 20% interest in NBCU (7.7% of NBCU's outstanding shares) for $2,000 million. In January 2011 and prior to the transaction with Comcast, we acquired the remaining Vivendi interest in NBCU (12.3% of NBCU's outstanding shares) for $3,673 million and made an additional payment of $222 million related to the previously purchased shares.

On January 28, 2011, we transferred the assets of the NBCU business and Comcast transferred certain of its assets to a newly formed entity, NBCUniversal LLC (NBCU LLC). In connection with the transaction, we received $6,176 million in cash from Comcast (which included $49 million of transaction-related cost reimbursements) and a 49% interest in NBCU LLC. Comcast holds the remaining 51% interest in NBCU LLC.

With respect to our 49% interest in NBCU LLC, we hold redemption rights, which, if exercised, would require NBCU LLC or Comcast to purchase (either directly or indirectly by GE transferring common stock of our holding company that owns 49% of NBCU LLC) half of our ownership interest after three and a half years and the remaining half after seven years, subject to certain exceptions, conditions and limitations. Our interest in NBCU LLC also is subject to call provisions, which, if exercised, allow Comcast to purchase our interest (either directly or indirectly) at specified times subject to certain exceptions. The redemption prices for such transactions are determined based on a contractually specified formula.

In connection with the transaction, we also entered into a number of agreements with Comcast governing the operation of the venture and transitional services, employee, tax and other matters. Under the operating agreement, excess cash generated by the operations of NBCU LLC will be used to reduce borrowings, except for distributions in amounts necessary to pay taxes on NBCU LLC's profits. In addition, Comcast is obligated to share with us potential tax savings associated with Comcast's purchase of its NBCU LLC member interest, if realized. We did not recognize these potential future payments as consideration for the sale, but will record such payments in income as they are received.

Following the transaction, we deconsolidated NBCU and we account for our investment in NBCU LLC under the equity method. We recognized a pre-tax gain on the sale of $3,705 million ($526 million after tax). In connection with the sale, we recorded income tax expense of $3,179 million, reflecting the low tax basis in our investment in the NBCU business and the recognition of deferred tax liabilities related to our 49% investment in NBCU LLC. As our investment in NBCU LLC is structured as a partnership for U.S. tax purposes, U.S. taxes are recorded separately from the equity investment.

At December 31, 2011, the carrying amount of our equity investment in NBCU LLC was $17,955 million, reported in the "All other assets" caption in our Statement of Financial Position. Deferred tax liabilities related to our NBCU LLC investment were $4,880 million at December 31, 2011 and were reported in the "Deferred income taxes" caption in our Statement of Financial Position.

We valued the initial carrying value of our investment in NBCU LLC based on a combination of income and market approaches. An income approach was used to determine the fair values of NBCU LLC's underlying businesses and, when available and appropriate, an analysis of comparative market multiples was also undertaken. The resulting fair values were weighted equally between the two approaches. For purposes of the income approach, fair value was determined based on the present values of estimated future cash flows discounted at appropriate risk-adjusted rates. We used NBCU LLC management projections to estimate future cash flows and included an estimate of long-term future growth rates based on management's most recent views of the long-term outlook for its businesses. We believe that these assumptions are consistent with market participant assumptions. We derived discount rates using a weighted average cost of capital. The cost of equity was determined using the capital asset pricing model and the cost of debt financing was based on published rates for industries relevant to NBCU LLC. Under the market approach, the most significant assumption was the price multiple, which was selected based on the operating performance and financial condition of comparable publicly traded companies in industries similar to those of the NBCU LLC businesses. As NBCU LLC is a partnership, the fair value of our investment in NBCU LLC was determined based upon the amount a market participant would pay for the partnership interest taking into consideration the tax benefit associated with such a purchase. The value of our investment also incorporates the fair value of the redemption features described above, which was determined based on an option pricing framework that incorporates the specific contractual terms of the redemption features.

At December 31, 2010, we classified the NBCU assets and liabilities of $33,758 million and $15,455 million, respectively, as held for sale. The major classes of assets at December 31, 2010 were current receivables ($2,572 million), property, plant and equipment—net ($2,082 million), goodwill and other intangible assets—net ($22,263 million) and all other assets ($6,841 million), including film and television production costs of $4,423 million. The major classes of liabilities at December 31, 2010 were accounts payable ($492 million), other GE current liabilities ($3,983 million), long-term debt ($9,906 million) and all other liabilities ($1,073 million).

OTHER

In the third quarter of 2011, we committed to sell our GE Capital CLL marine container leasing business, which consists of our controlling interests in the GE SeaCo joint venture along with other owned marine container assets, and our CLL trailer fleet services business in Mexico. In the fourth quarter of 2011, we completed the sale of our interest in the CLL marine container leasing business and our CLL trailer fleet services business in Mexico for proceeds of $500 million and $111 million, respectively.

In the second quarter of 2011, we committed to sell our GE Capital Consumer business banking operations in Latvia.

In 2010, we committed to sell our GE Capital Consumer businesses in Argentina, Brazil, and Canada, a CLL business in South Korea, and our Real Estate Interpark business. The GE Capital Consumer Canada disposition was completed during the first quarter of 2011 for proceeds of $1,429 million. The GE Capital Consumer Brazil and Real Estate Interpark business dispositions were completed during the second quarter of 2011 for proceeds of $22 million and $704 million, respectively. The GE Capital Consumer Argentina disposition was completed during the third quarter of 2011 for proceeds of $41 million.

Summarized financial information for businesses held for sale is shown below.

December 31 (In millions)	2011	2010
ASSETS		
Cash and equivalents	**$149**	$ 63
Current receivables	**—**	2,572
Financing receivables—net	**412**	1,917
Property, plant and equipment—net	**81**	2,185
Goodwill	**20**	19,606
Other intangible assets—net	**7**	2,844
All other assets	**8**	7,560
Other	**34**	140
Assets of businesses held for sale	**$711**	$36,887
LIABILITIES		
Short-term borrowings	**$252**	$ 146
Accounts payable	**21**	538
Other GE current liabilities	**9**	3,994
Long-term borrowings	**8**	10,134
All other liabilities	**55**	1,235
Liabilities of businesses held for sale	**$345**	$16,047

Discontinued Operations

Discontinued operations primarily comprised BAC Credomatic GECF Inc. (BAC) (our Central American bank and card business), GE Money Japan (our Japanese personal loan business, Lake, and our Japanese mortgage and card businesses, excluding our investment in GE Nissen Credit Co., Ltd.), our U.S. mortgage business (WMC), our U.S. recreational vehicle and marine equipment financing business (Consumer RV Marine), Consumer Mexico, Consumer Singapore and our Consumer home lending operations in Australia and New Zealand (Australian Home Lending). Associated results of operations, financial position and cash flows are separately reported as discontinued operations for all periods presented.

Summarized financial information for discontinued operations is shown below.

(In millions)	2011	2010	2009
OPERATIONS			
Total revenues	**$ 316**	$ 2,035	$2,341
Earnings (loss) from discontinued operations before income taxes	**$ (30)**	$ 215	$ 340
Benefit (provision) for income taxes	**85**	96	(18)
Earnings (loss) from discontinued operations, net of taxes	**$ 55**	$ 311	$ 322
DISPOSAL			
Gain (loss) on disposal before income taxes	**$(329)**	$(1,420)	$ (196)
Benefit (provision) for income taxes	**351**	236	93
Gain (loss) on disposal, net of taxes	**$ 22**	$(1,184)	$ (103)
Earnings (loss) from discontinued operations, net of taxes[a]	**$ 77**	$ (873)	$ 219

(a) The sum of GE industrial earnings (loss) from discontinued operations, net of taxes, and GECS earnings (loss) from discontinued operations, net of taxes, is reported as GE earnings (loss) from discontinued operations, net of taxes, on the Statement of Earnings.

December 31 (In millions)	2011	2010
ASSETS		
Cash and equivalents	**$ 121**	$ 142
Financing receivables—net	**61**	10,589
All other assets	**—**	168
Other	**1,073**	1,526
Assets of discontinued operations	**$1,255**	$12,425
LIABILITIES		
Accounts payable, principally trade accounts	**$ 7**	$ 110
Deferred income taxes	**205**	230
All other liabilities	**1,423**	2,205
Other	**—**	42
Liabilities of discontinued operations	**$1,635**	$ 2,587

Assets at December 31, 2011 and December 31, 2010, primarily comprised cash, financing receivables and a deferred tax asset for a loss carryforward, which expires principally in 2017 and in part in 2019, related to the sale of our GE Money Japan business.

BAC CREDOMATIC GECF INC.

During the fourth quarter of 2010, we classified BAC as discontinued operations and completed the sale of BAC for $1,920 million. Immediately prior to the sale, and in accordance with terms of a previous agreement, we increased our ownership interest in BAC from 75% to 100% for a purchase price of $633 million. As a result of the sale of our interest in BAC, we recognized an after-tax gain of $780 million in 2010.

BAC revenues from discontinued operations were $983 million and $943 million in 2010 and 2009, respectively. In total, BAC earnings from discontinued operations, net of taxes, were $854 million and $292 million in 2010 and 2009, respectively.

GE MONEY JAPAN

During the third quarter of 2007, we committed to a plan to sell our Japanese personal loan business, Lake, upon determining that, despite restructuring, Japanese regulatory limits for interest charges on unsecured personal loans did not permit us to earn an acceptable return. During the third quarter of 2008, we completed the sale of GE Money Japan, which included Lake, along with our Japanese mortgage and card businesses, excluding our investment in GE Nissen Credit Co., Ltd. In connection with the sale, we reduced the proceeds from the sale for estimated interest refund claims in excess of the statutory interest rate. Proceeds from the sale were to be increased or decreased based on the actual claims experienced in accordance with loss-sharing terms specified in the sale agreement, with all claims in excess of 258 billion Japanese yen (approximately $3,000 million) remaining our responsibility. The underlying portfolio to which this obligation relates is in runoff and interest rates were capped for all designated accounts by mid-2009. In the third quarter of 2010, we began making reimbursements under this arrangement.

Our overall claims experience developed unfavorably through 2010. We believe that the level of excess interest refund claims was impacted by the challenging global economic conditions, in addition to Japanese legislative and regulatory changes. In September 2010, a large independent personal loan company in Japan filed for bankruptcy, which precipitated a significant amount of publicity surrounding excess interest refund claims in the Japanese marketplace, along with substantial legal advertising. We observed an increase in claims during September 2010 and higher average daily claims in the fourth quarter of 2010 and the first two months of 2011. Since February and through the end of 2011, we have experienced substantial declines in the rate of incoming claims, though the overall rate of reduction, including fourth quarter experience, has been slower than we expected. During the fourth quarter of 2011, we recorded an increase to our reserve of $243 million to reflect our revised estimates of the assumed daily incoming claims reduction rate and severity. At December 31, 2011, our reserve for reimbursement of claims in excess of the statutory interest rate was $692 million.

The amount of these reserves is based on analyses of recent and historical claims experience, pending and estimated future excess interest refund requests, the estimated percentage of customers who present valid requests, and our estimated payments related to those requests. Our estimated liability for excess interest refund claims at December 31, 2011 assumes the pace of incoming claims will continue to decelerate, average exposure per claim remains consistent with recent experience, and we continue to see the impact of our loss mitigation efforts. Estimating the pace of decline in incoming claims can have a significant effect on the total amount of our liability. Holding all other assumptions constant, a 20% adverse change in assumed incoming daily claim rate reduction would result in an increase to our reserves of approximately $110 million.

Uncertainties around the likelihood of consumers to present valid claims, the runoff status of the underlying book of business, the financial status of other personal lending companies in Japan, challenging economic conditions and the impact of laws and regulations make it difficult to develop a meaningful estimate of the aggregate possible claims exposure. Recent trends, including the effect of consumer activity, market activity regarding other personal loan companies and higher claims severity, may continue to have an adverse effect on claims development.

GE Money Japan losses from discontinued operations, net of taxes, were $238 million, $1,671 million and $158 million in 2011, 2010 and 2009, respectively.

WMC

During the fourth quarter of 2007, we completed the sale of WMC, our U.S. mortgage business. WMC substantially discontinued all new loan originations by the second quarter of 2007, and is not a loan servicer. In connection with the sale, WMC retained certain representation and warranty obligations related to loans sold to third parties prior to the disposal of the business and contractual obligations to repurchase previously sold loans as to which there was an early payment default. All claims received for early payment default have either been resolved or are no longer being pursued.

Pending repurchase claims based upon representations and warranties made in connection with loan sales were $705 million at December 31, 2011, $347 million at December 31, 2010 and $783 million at December 31, 2009. Reserves related to these contractual representations and warranties were $143 million and $101 million at December 31, 2011 and December 31, 2010, respectively. We recorded adjustments to our reserve of $42 million in 2011 to reflect the higher amount of pending claims and an increase in our reserve for unidentified claims. The amount of these reserves is based upon pending and estimated future loan repurchase requests, the estimated percentage of loans validly tendered for repurchase, and our estimated losses on loans repurchased. A ten percent adverse change in these key assumptions would result in an increase to our reserves of approximately $35 million. Historically, a small percentage of the total loans

WMC originated and sold has been tendered for repurchase, and of those loans tendered, only a limited amount has qualified as "validly tendered," meaning the loans sold did not satisfy contractual obligations. In the second half of 2011, a lawsuit was filed against WMC relating to representations and warranties on $321 million of mortgages. Uncertainties surrounding economic conditions, the ability and propensity of mortgage holders to present valid claims, governmental actions, pending and threatened litigation against WMC and other activity in the mortgage industry make it difficult to develop a meaningful estimate of aggregate possible claim exposure. Actual losses could exceed the reserve amount if actual claim rates, investigative or litigation activity, valid tenders or losses WMC incurs on repurchased loans are higher than we have historically observed with respect to WMC.

WMC revenues (loss) from discontinued operations were $(42) million, $(4) million and $2 million in 2011, 2010 and 2009, respectively. In total, WMC's losses from discontinued operations, net of taxes, were $34 million, $7 million and $1 million in 2011, 2010 and 2009, respectively.

OTHER FINANCIAL SERVICES

In the second quarter of 2011, we entered into an agreement to sell our Australian Home Lending operations and classified it as discontinued operations. As a result, we recognized an after-tax loss of $148 million in 2011. We completed the sale in the third quarter of 2011 for proceeds of approximately $4,577 million. Australian Home Lending revenues from discontinued operations were $250 million, $510 million and $727 million in 2011, 2010 and 2009, respectively. Australian Home Lending earnings (loss) from discontinued operations, net of taxes, were $(65) million, $70 million and $113 million in 2011, 2010 and 2009, respectively.

In the first quarter of 2011, we entered into an agreement to sell our Consumer Singapore business for $692 million. The sale was completed in the second quarter of 2011 and resulted in the recognition of a gain on disposal, net of taxes, of $319 million. Consumer Singapore revenues from discontinued operations were $30 million, $108 million and $113 million in 2011, 2010 and 2009, respectively. Consumer Singapore earnings from discontinued operations, net of taxes, were $333 million, $36 million and $25 million in 2011, 2010 and 2009, respectively.

In the fourth quarter of 2010, we entered into agreements to sell our Consumer RV Marine portfolio and Consumer Mexico business. The Consumer RV Marine and Consumer Mexico dispositions were completed during the first quarter and the second quarter of 2011, respectively, for proceeds of $2,365 million and $1,943 million, respectively. Consumer RV Marine revenues from discontinued operations were $11 million, $210 million and $260 million in 2011, 2010 and 2009, respectively. Consumer RV Marine earnings (loss) from discontinued operations, net of taxes, were $2 million, $(99) million and $(83) million in 2011, 2010 and 2009, respectively. Consumer Mexico revenues from discontinued operations were $67 million, $228 million and $303 million in 2011, 2010 and 2009, respectively. Consumer Mexico earnings (loss) from discontinued operations, net of taxes, were $30 million, $(59) million and $66 million in 2011, 2010 and 2009, respectively.

GE INDUSTRIAL

GE industrial earnings (loss) from discontinued operations, net of taxes, were $(1) million, $(5) million and $(19) million in 2011, 2010 and 2009, respectively. The sum of GE industrial earnings (loss) from discontinued operations, net of taxes, and GECS earnings (loss) from discontinued operations, net of taxes, is reported as GE industrial earnings (loss) from discontinued operations, net of taxes, on the Statement of Earnings.

Assets of GE industrial discontinued operations were $52 million and $50 million at December 31, 2011 and December 31, 2010, respectively. Liabilities of GE industrial discontinued operations were $158 million and $164 million at December 31, 2011, and December 31, 2010, respectively, and primarily represent taxes payable and pension liabilities related to the sale of our Plastics business in 2007.

Note 3.

Investment Securities

Substantially all of our investment securities are classified as available-for-sale. These comprise mainly investment grade debt securities supporting obligations to annuitants, policyholders and holders of guaranteed investment contracts (GICs) in our run-off insurance operations and Trinity, and investment securities at our treasury operations and investments held in our CLL business collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries. We do not have any securities classified as held to maturity.

	2011				2010			
December 31 (In millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
GE								
Debt—U.S. corporate	$ —	$ —	$ —	$ —	$ 1	$ —	$ —	$ 1
Equity—available-for-sale	18	—	—	18	18	—	—	18
	18	—	—	18	19	—	—	19
GECS								
Debt								
U.S. corporate	20,748	3,432	(410)	23,770	20,815	1,576	(237)	22,154
State and municipal	3,027	350	(143)	3,234	2,961	45	(282)	2,724
Residential mortgage-backed[(a)]	2,711	184	(286)	2,609	3,092	95	(378)	2,809
Commercial mortgage-backed	2,913	162	(247)	2,828	3,009	145	(230)	2,924
Asset-backed	5,102	32	(164)	4,970	3,407	16	(193)	3,230
Corporate—non-U.S.	2,414	126	(207)	2,333	2,883	116	(132)	2,867
Government—non-U.S.	2,488	129	(86)	2,531	2,242	82	(58)	2,266
U.S. government and federal agency	3,974	84	—	4,058	3,776	57	(47)	3,786
Retained interests	25	10	—	35	55	10	(26)	39
Equity								
Available-for-sale	713	75	(38)	750	500	213	(8)	705
Trading	241	—	—	241	417	—	—	417
	44,356	4,584	(1,581)	47,359	43,157	2,355	(1,591)	43,921
ELIMINATIONS	(3)	—	—	(3)	(2)	—	—	(2)
Total	$44,371	$4,584	$(1,581)	$47,374	$43,174	$2,355	$(1,591)	$43,938

(a) Substantially collateralized by U.S. mortgages. Of our total residential mortgage-backed securities (RMBS) portfolio at December 31, 2011, $1,060 million relates to securities issued by government-sponsored entities and $1,549 million relates to securities of private label issuers. Securities issued by private label issuers are collateralized primarily by pools of individual direct mortgage loans of financial institutions.

The fair value of investment securities increased to $47,374 million at December 31, 2011, from $43,938 million at December 31, 2010, primarily due to the impact of lower interest rates and funding in our CLL business of investments collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries.

The following tables present the estimated fair values and gross unrealized losses of our available-for-sale investment securities.

	2011				2010			
	In loss position for							
	Less than 12 months		12 months or more		Less than 12 months		12 months or more	
December 31 (In millions)	Estimated fair value	Gross unrealized losses[(a)]	Estimated fair value	Gross unrealized losses[(a)]	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Debt								
U.S. corporate	$1,435	$(241)	$ 836	$ (169)	$2,375	$ (81)	$1,519	$ (156)
State and municipal	87	(1)	307	(142)	949	(43)	570	(239)
Residential mortgage-backed	219	(9)	825	(277)	188	(4)	1,024	(374)
Commercial mortgage-backed	244	(23)	1,320	(224)	831	(104)	817	(126)
Asset-backed	100	(7)	850	(157)	113	(5)	910	(188)
Corporate—non-U.S.	330	(28)	607	(179)	448	(12)	804	(120)
Government—non-U.S.	906	(5)	203	(81)	661	(6)	107	(52)
U.S. government and federal agency	502	—	—	—	1,822	(47)	—	—
Retained interests	—	—	—	—	—	—	34	(26)
Equity	440	(38)	—	—	49	(8)	—	—
Total	$4,263	$(352)	$4,948	$(1,229)	$7,436	$(310)	$5,785	$(1,281)

(a) Includes gross unrealized losses at December 31, 2011 of $(272) million related to securities that had other-than-temporary impairments recognized in a prior period.

We regularly review investment securities for impairment using both qualitative and quantitative criteria. We presently do not intend to sell the vast majority of our debt securities and believe that it is not more likely than not that we will be required to sell these securities that are in an unrealized loss position before recovery of our amortized cost. We believe that the unrealized loss associated with our equity securities will be recovered within the foreseeable future.

The vast majority of our U.S. corporate debt securities are rated investment grade by the major rating agencies. We evaluate U.S. corporate debt securities based on a variety of factors, such as the financial health of and specific prospects for the issuer, including whether the issuer is in compliance with the terms and covenants of the security. In the event a U.S. corporate debt security is deemed to be other-than-temporarily impaired, we isolate the credit portion of the impairment by comparing the present value of our expectation of cash flows to the amortized cost of the security. We discount the cash flows using the original effective interest rate of the security.

The vast majority of our RMBS have investment grade credit ratings from the major rating agencies and are in a senior position in the capital structure of the deal. Of our total RMBS at December 31, 2011 and 2010, approximately $515 million and $673 million, respectively, relate to residential subprime credit, primarily supporting our guaranteed investment contracts. These are collateralized primarily by pools of individual, direct mortgage loans (a majority of which were originated in 2006 and 2005), not other structured products such as collateralized debt obligations. In addition, of the total residential subprime credit exposure at December 31, 2011 and 2010, approximately $277 million and $343 million, respectively, was insured by Monoline insurers (Monolines) on which we continue to place reliance.

Our commercial mortgage-backed securities (CMBS) portfolio is collateralized by both diversified pools of mortgages that were originated for securitization (conduit CMBS) and pools of large loans backed by high-quality properties (large loan CMBS), a majority of which were originated in 2006 and 2007. Substantially all of the securities in our CMBS portfolio have investment grade credit ratings and the vast majority of the securities are in a senior position in the capital structure.

Our asset-backed securities (ABS) portfolio is collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries, as well as a variety of diversified pools of assets such as student loans and credit cards. The vast majority of our ABS are in a senior position in the capital structure of the deals. In addition, substantially all of the securities that are below investment grade are in an unrealized gain position.

For ABS and RMBS, we estimate the portion of loss attributable to credit using a discounted cash flow model that considers estimates of cash flows generated from the underlying collateral. Estimates of cash flows consider credit risk, interest rate and prepayment assumptions that incorporate management's best estimate of key assumptions of the underlying collateral, including default rates, loss severity and prepayment rates. For CMBS, we estimate the portion of loss attributable to credit by evaluating potential losses on each of the underlying loans in the security. Collateral cash flows are considered in the context of our position in the capital structure of the deals. Assumptions can vary widely depending upon the collateral type, geographic concentrations and vintage.

If there has been an adverse change in cash flows for RMBS, management considers credit enhancements such as monoline insurance (which are features of a specific security). In evaluating the overall credit worthiness of the Monoline, we use an analysis that is similar to the approach we use for corporate bonds, including an evaluation of the sufficiency of the Monoline's cash reserves and capital, ratings activity, whether the Monoline is in default or default appears imminent, and the potential for intervention by an insurance or other regulator.

During 2011, we recorded pre-tax, other-than-temporary impairments of $467 million, of which $387 million was recorded through earnings ($81 million relates to equity securities) and $80 million was recorded in accumulated other comprehensive income (AOCI). At January 1, 2011, cumulative impairments recognized in earnings associated with debt securities still held were $500 million. During 2011, we recognized first-time impairments of $58 million and incremental charges on previously impaired securities of $230 million. These amounts included $62 million related to securities that were subsequently sold.

During 2010, we recorded pre-tax, other-than-temporary impairments of $460 million, of which $253 million was recorded through earnings ($35 million relates to equity securities) and $207 million was recorded in AOCI. At January 1, 2010, cumulative impairments recognized in earnings associated with debt securities still held were $340 million. During 2010, we recognized first-time impairments of $164 million and incremental charges on previously impaired securities of $38 million. These amounts included $41 million related to securities that were subsequently sold.

During 2009, we recorded pre-tax, other-than-temporary impairments of $1,078 million, of which $753 million was recorded through earnings ($42 million relates to equity securities) and $325 million was recorded in AOCI. At April 1, 2009, $33 million was reclassified to retained earnings as a result of the amendments to ASC 320. Subsequent to April 1, 2009, first-time and incremental credit impairments were $109 million and $257 million, respectively. Previous credit impairments related to securities sold were $124 million.

CONTRACTUAL MATURITIES OF GECS INVESTMENT IN AVAILABLE-FOR-SALE DEBT SECURITIES (EXCLUDING MORTGAGE-BACKED AND ASSET-BACKED SECURITIES)

(In millions)	Amortized cost	Estimated fair value
Due in		
2012	$ 2,641	$ 2,664
2013–2016	7,497	7,666
2017–2021	4,679	4,810
2022 and later	17,805	20,757

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

Supplemental information about gross realized gains and losses on available-for-sale investment securities follows.

(In millions)	2011	2010	2009
GE			
Gains	**$ —**	$ —	$ 4
Losses, including impairments	**—**	—	(173)
Net	**—**	—	(169)
GECS			
Gains	**205**	190	164
Losses, including impairments	**(402)**	(281)	(637)
Net	**(197)**	(91)	(473)
Total	**$(197)**	$ (91)	$(642)

Although we generally do not have the intent to sell any specific securities at the end of the period, in the ordinary course of managing our investment securities portfolio, we may sell securities prior to their maturities for a variety of reasons, including diversification, credit quality, yield and liquidity requirements and the funding of claims and obligations to policyholders. In some of our bank subsidiaries, we maintain a certain level of purchases and sales volume principally of non-U.S. government debt securities. In these situations, fair value approximates carrying value for these securities.

Proceeds from investment securities sales and early redemptions by issuers totaled $15,606 million, $16,238 million and $7,823 million in 2011, 2010 and 2009, respectively, principally from the sales of short-term securities in our bank subsidiaries and treasury operations.

We recognized pre-tax gains (losses) on trading securities of $22 million, $(7) million and $408 million in 2011, 2010 and 2009, respectively.

Note 4.
Current Receivables

	Consolidated[(a)]		GE[(b)]	
December 31 (In millions)	2011	2010	2011	2010
Energy Infrastructure	**$ 8,845**	$ 7,377	**$ 6,499**	$ 5,349
Aviation	**4,348**	3,554	**2,658**	2,009
Healthcare	**4,306**	4,164	**1,943**	2,053
Transportation	**441**	440	**347**	440
Home & Business Solutions	**1,493**	1,426	**243**	240
Corporate items and eliminations	**550**	2,088	**563**	713
	19,983	19,049	**12,253**	10,804
Less allowance for losses	**(452)**	(428)	**(446)**	(421)
Total	**$19,531**	$18,621	**$11,807**	$10,383

(a) Included GE industrial customer receivables factored through a GECS affiliate and reported as financing receivables by GECS. See Note 27.

(b) GE current receivables balances at December 31, 2011 and 2010, before allowance for losses, included $8,994 million and $8,134 million, respectively, from sales of goods and services to customers, and $65 million and $24 million at December 31, 2011 and 2010, respectively, from transactions with associated companies.

GE current receivables of $112 million and $193 million at December 31, 2011 and 2010, respectively, arose from sales, principally of Healthcare and Aviation goods and services, on open account to various agencies of the U.S. government. As a percentage of GE revenues, approximately 4% of GE sales of goods and services were to the U.S. government in 2011, compared with 5% in both 2010 and 2009.

Note 5.
Inventories

December 31 (In millions)	2011	2010
GE		
Raw materials and work in process	**$ 8,735**	$ 6,973
Finished goods	**4,971**	4,435
Unbilled shipments	**485**	456
	14,191	11,864
Less revaluation to LIFO	**(450)**	(404)
	13,741	11,460
GECS		
Finished goods	**51**	66
Total	**$13,792**	$11,526

Note 6.

GECS Financing Receivables and Allowance for Losses on Financing Receivables

December 31 (In millions)	2011	2010
Loans, net of deferred income[a]	**$257,515**	$275,877
Investment in financing leases, net of deferred income	**38,142**	44,390
	295,657	320,267
Less allowance for losses	**(6,350)**	(8,033)
Financing receivables—net[b]	**$289,307**	$312,234

(a) Deferred income was $2,319 million and $2,351 million at December 31, 2011 and December 31, 2010, respectively.

(b) Financing receivables at December 31, 2011 and December 31, 2010 included $1,062 million and $1,503 million, respectively, relating to loans that had been acquired in a transfer but have been subject to credit deterioration since origination per ASC 310, *Receivables*.

GECS financing receivables include both loans and financing leases. Loans represent transactions in a variety of forms, including revolving charge and credit, mortgages, installment loans, intermediate-term loans and revolving loans secured by business assets. The portfolio includes loans carried at the principal amount on which finance charges are billed periodically, and loans carried at gross book value, which includes finance charges.

Investment in financing leases consists of direct financing and leveraged leases of aircraft, railroad rolling stock, autos, other transportation equipment, data processing equipment, medical equipment, commercial real estate and other manufacturing, power generation, and commercial equipment and facilities.

For federal income tax purposes, the leveraged leases and the majority of the direct financing leases are leases in which GECS depreciates the leased assets and is taxed upon the accrual of rental income. Certain direct financing leases are loans for federal income tax purposes. For these transactions, GECS is taxed only on the portion of each payment that constitutes interest, unless the interest is tax-exempt (e.g., certain obligations of state governments).

Investment in direct financing and leveraged leases represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. GECS has no general obligation for principal and interest on notes and other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable. The GECS share of rentals receivable on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, GECS is entitled to deduct the interest expense accruing on non-recourse financing related to leveraged leases.

NET INVESTMENT IN FINANCING LEASES

	Total financing leases		Direct financing leases[a]		Leveraged leases[b]	
December 31 (In millions)	2011	2010	2011	2010	2011	2010
Total minimum lease payments receivable	**$44,157**	$52,180	**$33,667**	$40,037	**$10,490**	$12,143
Less principal and interest on third-party non-recourse debt	**(6,812)**	(8,110)	**—**	—	**(6,812)**	(8,110)
Net rentals receivables	**37,345**	44,070	**33,667**	40,037	**3,678**	4,033
Estimated unguaranteed residual value of leased assets	**7,592**	8,495	**5,140**	5,991	**2,452**	2,504
Less deferred income	**(6,795)**	(8,175)	**(5,219)**	(6,438)	**(1,576)**	(1,737)
Investment in financing leases, net of deferred income	**38,142**	44,390	**33,588**	39,590	**4,554**	4,800
Less amounts to arrive at net investment						
Allowance for losses	**(294)**	(396)	**(281)**	(378)	**(13)**	(18)
Deferred taxes	**(6,718)**	(6,168)	**(2,938)**	(2,266)	**(3,780)**	(3,902)
Net investment in financing leases	**$31,130**	$37,826	**$30,369**	$36,946	**$ 761**	$ 880

(a) Included $413 million and $452 million of initial direct costs on direct financing leases at December 31, 2011 and 2010, respectively.

(b) Included pre-tax income of $116 million and $133 million and income tax of $35 million and $51 million during 2011 and 2010, respectively. Net investment credits recognized on leveraged leases during 2011 and 2010 were insignificant.

CONTRACTUAL MATURITIES

(In millions)	Total loans	Net rentals receivable
Due in		
2012	$ 64,548	$10,353
2013	22,689	7,434
2014	22,829	5,500
2015	16,133	4,081
2016	16,869	2,402
2017 and later	60,436	7,575
	203,504	37,345
Consumer revolving loans	54,011	—
Total	$257,515	$37,345

We expect actual maturities to differ from contractual maturities.

The following tables provide additional information about our financing receivables and related activity in the allowance for losses for our Commercial, Real Estate and Consumer portfolios.

FINANCING RECEIVABLES—NET

The following table displays our financing receivables balances.

December 31 (In millions)	2011	2010
COMMERCIAL		
CLL		
Americas[(a)]	**$ 80,505**	$ 88,558
Europe	**36,899**	37,498
Asia	**11,635**	11,943
Other[(a)]	**436**	664
Total CLL	**129,475**	138,663
Energy Financial Services	**5,912**	7,011
GE Capital Aviation Services (GECAS)	**11,901**	12,615
Other	**1,282**	1,788
Total Commercial financing receivables	**148,570**	160,077
REAL ESTATE		
Debt	**24,501**	30,249
Business Properties	**8,248**	9,962
Total Real Estate financing receivables	**32,749**	40,211
CONSUMER		
Non-U.S. residential mortgages	**36,170**	40,011
Non-U.S. installment and revolving credit	**18,544**	20,132
U.S. installment and revolving credit	**46,689**	43,974
Non-U.S. auto	**5,691**	7,558
Other	**7,244**	8,304
Total Consumer financing receivables	**114,338**	119,979
Total financing receivables	**295,657**	320,267
Less allowance for losses	**(6,350)**	(8,033)
Total financing receivables—net	**$289,307**	$312,234

(a) During 2011, we transferred our Railcar lending and leasing portfolio from CLL Other to CLL Americas. Prior-period amounts were reclassified to conform to the current-period presentation.

ALLOWANCE FOR LOSSES ON FINANCING RECEIVABLES

The following tables provide a roll-forward of our allowance for losses on financing receivables.

(In millions)	Balance at January 1, 2011	Provision charged to operations [a]	Other [b]	Gross write-offs [c]	Recoveries [c]	Balance at December 31, 2011
COMMERCIAL						
CLL						
Americas	$1,288	$ 281	$ (96)	$ (700)	$ 116	$ 889
Europe	429	195	(5)	(286)	67	400
Asia	222	105	13	(214)	31	157
Other	6	3	(3)	(2)	—	4
Total CLL	1,945	584	(91)	(1,202)	214	1,450
Energy Financial Services	22	—	(1)	(4)	9	26
GECAS	20	—	—	(3)	—	17
Other	58	23	—	(47)	3	37
Total Commercial	2,045	607	(92)	(1,256)	226	1,530
REAL ESTATE						
Debt	1,292	242	2	(603)	16	949
Business Properties	196	82	—	(144)	6	140
Total Real Estate	1,488	324	2	(747)	22	1,089
CONSUMER						
Non-U.S. residential mortgages	803	249	(20)	(381)	55	706
Non-U.S. installment and revolving credit	937	490	(30)	(1,257)	577	717
U.S. installment and revolving credit	2,333	2,241	1	(3,095)	528	2,008
Non-U.S. auto	168	30	(4)	(216)	123	101
Other	259	142	(20)	(272)	90	199
Total Consumer	4,500	3,152	(73)	(5,221)	1,373	3,731
Total	$8,033	$4,083	$(163)	$(7,224)	$1,621	$6,350

(a) Included a provision of $77 million at Consumer related to the July 1, 2011 adoption of ASU 2011-02. See Note 23.

(b) Other primarily included transfers to held for sale and the effects of currency exchange.

(c) Net write-offs (write-offs less recoveries) in certain portfolios may exceed the beginning allowance for losses as our revolving credit portfolios turn over more than once per year or, in all portfolios, can reflect losses that are incurred subsequent to the beginning of the fiscal year due to information becoming available during the current year, which may identify further deterioration on existing financing receivables.

(In millions)	Balance at December 31, 2009	Adoption of ASU 2009 16 & 17 [a]	Balance at January 1, 2010	Provision charged to operations	Other [b]	Gross write-offs [c]	Recoveries [c]	Balance at December 31, 2010
COMMERCIAL								
CLL								
Americas	$1,180	$ 66	$1,246	$1,059	$ (11)	$ (1,136)	$ 130	$1,288
Europe	575	—	575	269	(37)	(440)	62	429
Asia	244	(10)	234	153	(6)	(181)	22	222
Other	10	—	10	(2)	(1)	(1)	—	6
Total CLL	2,009	56	2,065	1,479	(55)	(1,758)	214	1,945
Energy Financial Services	28	—	28	65	—	(72)	1	22
GECAS	104	—	104	12	—	(96)	—	20
Other	34	—	34	33	—	(9)	—	58
Total Commercial	2,175	56	2,231	1,589	(55)	(1,935)	215	2,045
REAL ESTATE								
Debt	1,358	(3)	1,355	764	10	(838)	1	1,292
Business Properties	136	45	181	146	(8)	(126)	3	196
Total Real Estate	1,494	42	1,536	910	2	(964)	4	1,488
CONSUMER								
Non-U.S. residential mortgages	892	—	892	256	(41)	(381)	77	803
Non-U.S. installment and revolving credit	1,106	—	1,106	1,047	(68)	(1,733)	585	937
U.S. installment and revolving credit	1,551	1,602	3,153	3,018	(6)	(4,300)	468	2,333
Non-U.S. auto	292	—	292	91	(61)	(313)	159	168
Other	292	—	292	265	5	(394)	91	259
Total Consumer	4,133	1,602	5,735	4,677	(171)	(7,121)	1,380	4,500
Total	$7,802	$1,700	$9,502	$7,176	$(224)	$(10,020)	$1,599	$8,033

(a) Reflects the effects of our adoption of ASU 2009-16 & 17 on January 1, 2010.

(b) Other primarily included the effects of currency exchange.

(c) Net write-offs (write-offs less recoveries) in certain portfolios may exceed the beginning allowance for losses as our revolving credit portfolios turn over more than once per year or, in all portfolios, can reflect losses that are incurred subsequent to the beginning of the fiscal year due to information becoming available during the current year, which may identify further deterioration on existing financing receivables.

(In millions)	Balance at January 1, 2009	Provision charged to operations	Other[a]	Gross write-offs[b]	Recoveries[b]	Balance at December 31, 2009
COMMERCIAL						
CLL						
Americas	$ 846	$ 1,400	$ (42)	$(1,117)	$ 93	$1,180
Europe	311	625	(14)	(431)	84	575
Asia	163	257	3	(203)	24	244
Other	1	8	5	(4)	—	10
Total CLL	1,321	2,290	(48)	(1,755)	201	2,009
Energy Financial Services	58	33	4	(67)	—	28
GECAS	58	65	(3)	(16)	—	104
Other	28	29	—	(24)	1	34
Total Commercial	1,465	2,417	(47)	(1,862)	202	2,175
REAL ESTATE						
Debt	282	1,295	13	(232)	—	1,358
Business Properties	19	147	—	(32)	2	136
Total Real Estate	301	1,442	13	(264)	2	1,494
CONSUMER						
Non-U.S. residential mortgages	328	883	69	(469)	81	892
Non-U.S. installment and revolving credit	1,000	1,741	39	(2,235)	561	1,106
U.S. installment and revolving credit	1,616	3,367	(975)	(2,612)	155	1,551
Non-U.S. auto	187	389	30	(510)	196	292
Other	225	346	45	(389)	65	292
Total Consumer	3,356	6,726	(792)	(6,215)	1,058	4,133
Total	$5,122	$10,585	$(826)	$(8,341)	$1,262	$7,802

(a) Other primarily included the effects of securitization activity and currency exchange.

(b) Net write-offs (write-offs less recoveries) in certain portfolios may exceed the beginning allowance for losses as our revolving credit portfolios turn over more than once per year or, in all portfolios, can reflect losses that are incurred subsequent to the beginning of the fiscal year due to information becoming available during the current year, which may identify further deterioration on existing financing receivables.

See Note 23 for supplemental information about the credit quality of financing receivables and allowance for losses on financing receivables.

Note 7.

Property, Plant and Equipment

December 31 (Dollars in millions)	Depreciable lives—new (in years)	2011	2010
ORIGINAL COST			
GE			
Land and improvements	8[a]	$ 611	$ 573
Buildings, structures and related equipment	8–40	7,823	7,468
Machinery and equipment	4–20	22,071	20,833
Leasehold costs and manufacturing plant under construction	1–10	2,538	1,986
		33,043	30,860
GECS[b]			
Land and improvements, buildings, structures and related equipment	1–37[a]	3,110	3,510
Equipment leased to others			
Aircraft	19–21	46,240	45,674
Vehicles	1–28	15,278	17,216
Railroad rolling stock	4–50	4,324	4,331
Construction and manufacturing	1–30	2,644	2,586
All other[c]	3–30	3,438	5,855
		75,034	79,172
ELIMINATIONS		40	—
Total		$108,117	$110,032
NET CARRYING VALUE			
GE			
Land and improvements		$ 584	$ 550
Buildings, structures and related equipment		3,827	3,617
Machinery and equipment		7,648	6,551
Leasehold costs and manufacturing plant under construction		2,224	1,726
		14,283	12,444
GECS[b]			
Land and improvements, buildings, structures and related equipment		1,499	1,665
Equipment leased to others			
Aircraft[d]		34,271	34,665
Vehicles		8,772	9,077
Railroad rolling stock		2,853	2,960
Construction and manufacturing		1,670	1,454
All other[c]		2,354	3,947
		51,419	53,768
ELIMINATIONS		37	—
Total		$ 65,739	$ 66,212

(a) Depreciable lives exclude land.

(b) Included $1,570 million and $1,571 million of original cost of assets leased to GE with accumulated amortization of $470 million and $531 million at December 31, 2011 and 2010, respectively.

(c) Included $2,404 million of original cost and $1,670 million of carrying value at December 31, 2010 related to our CLL marine container leasing business, which was disposed during 2011.

(d) The GECAS business of GE Capital recognized impairment losses of $301 million in 2011 and $438 million in 2010 recorded in the caption "Other costs and expenses" in the Statement of Earnings to reflect adjustments to fair value based on an evaluation of average current market values (obtained from third parties) of similar type and age aircraft, which are adjusted for the attributes of the specific aircraft under lease.

Consolidated depreciation and amortization related to property, plant and equipment was $9,185 million, $9,786 million and $10,617 million in 2011, 2010 and 2009, respectively.

Amortization of GECS equipment leased to others was $6,253 million, $6,786 million and $7,179 million in 2011, 2010 and 2009, respectively. Noncancellable future rentals due from customers for equipment on operating leases at December 31, 2011, are as follows:

(In millions)	
Due in	
2012	$ 7,345
2013	5,995
2014	4,916
2015	3,772
2016	3,025
2017 and later	8,779
Total	$33,832

Note 8.

Goodwill and Other Intangible Assets

December 31 (In millions)	2011	2010
GOODWILL		
GE	$45,395	$36,880
GECS	27,230	27,508
Total	$72,625	$64,388

December 31 (In millions)	2011	2010
OTHER INTANGIBLE ASSETS		
GE		
Intangible assets subject to amortization	$10,317	$ 7,984
Indefinite-lived intangible assets	205	104
	10,522	8,088
GECS		
Intangible assets subject to amortization	1,546	1,883
Total	$12,068	$ 9,971

Changes in goodwill balances follow.

	2011				2010			
(In millions)	Balance at January 1	Acquisitions	Dispositions, currency exchange and other	Balance at December 31	Balance at January 1	Acquisitions	Dispositions, currency exchange and other	Balance at December 31
Energy Infrastructure	**$12,893**	**$8,730**	**$(533)**	**$21,090**	$12,777	$ 53	$ 63	$12,893
Aviation	**6,073**	**—**	**(77)**	**5,996**	6,099	—	(26)	6,073
Healthcare	**16,338**	**305**	**(12)**	**16,631**	15,998	434	(94)	16,338
Transportation	**554**	**—**	**(3)**	**551**	551	1	2	554
Home & Business Solutions	**1,022**	**114**	**(9)**	**1,127**	1,188	—	(166)	1,022
GE Capital	**27,508**	**6**	**(284)**	**27,230**	28,382	19	(893)	27,508
Total	**$64,388**	**$9,155**	**$(918)**	**$72,625**	$64,995	$507	$(1,114)	$64,388

Upon closing an acquisition, we estimate the fair values of assets and liabilities acquired and consolidate the acquisition as quickly as possible. Given the time it takes to obtain pertinent information to finalize the acquired company's balance sheet, then to adjust the acquired company's accounting policies, procedures, and books and records to our standards, it is often several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for our initial estimates to be subsequently revised.

Goodwill balances increased $8,237 million in 2011, primarily as a result of the acquisitions of Converteam ($3,411 million), Dresser, Inc. ($2,178 million), the Well Support division of John Wood Group PLC ($2,036 million), Wellstream PLC ($810 million) and Lineage Power Holdings, Inc. ($256 million) at Energy Infrastructure, partially offset by the stronger U.S. dollar ($650 million).

Goodwill related to new acquisitions in 2010 was $507 million and included the acquisition of Clarient, Inc. ($425 million) at Healthcare. Goodwill balances decreased $603 million during 2010, primarily as a result of the deconsolidation of Regency Energy Partners L.P. (Regency) at GE Capital ($557 million) and the stronger U.S. dollar ($260 million).

On September 2, 2011, we purchased a 90% interest in Converteam for $3,586 million. In connection with the transaction, we entered into an arrangement to purchase the remaining 10% at the two-year anniversary of the acquisition date for 343 million euros (approximately $470 million). This amount was recorded as a liability at the date of acquisition.

On May 26, 2010, we sold our general partnership interest in Regency, a midstream natural gas services provider, and retained a 21% limited partnership interest. This resulted in the deconsolidation of Regency and the remeasurement of our limited partnership interest to fair value. We recorded a pre-tax gain of $119 million, which is reported in GECS revenues from services.

On June 25, 2009, we increased our ownership in BAC from 49.99% to 75% for a purchase price of $623 million following the terms of our 2006 investment agreement (BAC Investment Agreement) with the then controlling shareholder. At that time, we remeasured our previously held equity investment to fair value, resulting in a pre-tax gain of $343 million. This transaction required us to consolidate BAC, which was previously accounted for under the equity method.

We test goodwill for impairment annually and more frequently if circumstances warrant. We determine fair values for each of the reporting units using an income approach. When available and appropriate, we use comparative market multiples to corroborate discounted cash flow results. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our reporting unit valuations ranged from 9.0% to 13.75%. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving comparable businesses.

Compared to the market approach, the income approach more closely aligns each reporting unit valuation to our business profile, including geographic markets served and product offerings. Required rates of return, along with uncertainty inherent in the forecasts of future cash flows, are reflected in the selection of the discount rate. Equally important, under this approach, reasonably likely scenarios and associated sensitivities can be developed for alternative future states that may not be reflected in an observable market price. A market approach allows for comparison to actual market transactions and multiples. It can be somewhat more limited in its application because the population of potential comparables is often limited to publicly-traded companies where the characteristics of the comparative business and ours can be significantly different, market data is usually not available for divisions within larger conglomerates or non-public subsidiaries that could otherwise qualify as comparable, and the specific circumstances surrounding a market transaction (e.g., synergies between the parties, terms and conditions of the transaction, etc.) may be different or irrelevant with respect to our business. It can also be difficult, under certain market conditions, to identify orderly transactions between market participants in similar businesses. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

We performed our annual impairment test of goodwill for all of our reporting units in the third quarter using data as of July 1, 2011. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value; in step two, which is applied when the carrying value is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit's assets and liabilities from the fair value of its equity, and comparing that amount with the carrying amount of goodwill. In performing the valuations, we used cash flows that reflected management's forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of our step one testing, the fair values of each of the GE industrial reporting units and the CLL, Consumer, Energy Financial Services and GECAS reporting units exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized.

Our Real Estate reporting unit had a goodwill balance of $1,001 million at December 31, 2011. As of July 1, 2011, the carrying amount exceeded the estimated fair value of our Real Estate reporting unit by approximately $0.7 billion. The estimated fair value of the Real Estate reporting unit is based on a number of assumptions about future business performance and investment, including loss estimates for the existing finance receivable and investment portfolio, new debt origination volume and margins, and stabilization of the real estate market allowing for sales of real estate investments at normalized margins. Our assumed discount rate was 11.25% and was derived by applying a capital asset pricing model and corroborated using equity analyst research reports and implied cost of equity based on forecasted price to earnings per share multiples for similar companies. Given the volatility and uncertainty in the current commercial real estate environment, there is uncertainty about a number of assumptions upon which the estimated fair value is based. Different loss estimates for the existing portfolio, changes in the new debt origination volume and margin assumptions, changes in the expected pace of the commercial real estate market recovery, or changes in the equity return expectation of market participants may result in changes in the estimated fair value of the Real Estate reporting unit.

Based on the results of the step one testing, we performed the second step of the impairment test described above as of July 1, 2011. Based on the results of the second step analysis for the Real Estate reporting unit, the estimated implied fair value of goodwill exceeded the carrying value of goodwill by approximately $3.9 billion. Accordingly, no goodwill impairment was required. In the second step, unrealized losses in an entity's assets have the effect of increasing the estimated implied fair value of goodwill. The results of the second step analysis were attributable to several factors. The primary driver was the excess of the carrying value over the estimated fair value of our Real Estate Equity Investments, which approximated $4.1 billion at that time. Other drivers for the favorable outcome include the unrealized losses in the Real Estate finance receivable portfolio and the fair value premium on the Real Estate reporting unit allocated debt. The results of the second step analysis are highly sensitive to these measurements, as well as the key assumptions used in determining the estimated fair value of the Real Estate reporting unit.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates described above could change in future periods.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION

December 31 (In millions)	Gross carrying amount	Accumulated amortization	Net
GE			
2011			
Customer-related	**$ 5,638**	**$(1,117)**	**$ 4,521**
Patents, licenses and trademarks	**5,797**	**(2,104)**	**3,693**
Capitalized software	**4,743**	**(2,676)**	**2,067**
All other	**176**	**(140)**	**36**
Total	**$16,354**	**$(6,037)**	**$10,317**
2010			
Customer-related	$ 4,386	$ (902)	$ 3,484
Patents, licenses and trademarks	4,778	(2,063)	2,715
Capitalized software	4,230	(2,449)	1,781
All other	45	(41)	4
Total	$13,439	$(5,455)	$ 7,984
GECS			
2011			
Customer-related	**$ 1,186**	**$ (697)**	**$ 489**
Patents, licenses and trademarks	**250**	**(208)**	**42**
Capitalized software	**2,048**	**(1,597)**	**451**
Lease valuations	**1,470**	**(944)**	**526**
Present value of future profits[(a)]	**491**	**(491)**	**—**
All other	**327**	**(289)**	**38**
Total	**$ 5,772**	**$(4,226)**	**$ 1,546**
2010			
Customer-related	$ 1,112	$ (588)	$ 524
Patents, licenses and trademarks	599	(532)	67
Capitalized software	2,026	(1,528)	498
Lease valuations	1,646	(917)	729
Present value of future profits[(a)]	461	(461)	—
All other	333	(268)	65
Total	$ 6,177	$(4,294)	$ 1,883

(a) Balance at December 31, 2011 and December 31, 2010 reflects an adjustment of $391 million and $423 million, respectively, to the present value of future profits in our run-off insurance operations to reflect the effects that would have been recognized had the related unrealized investment securities holding gains and losses actually been realized in accordance with ASC 320-10-S99-2.

During 2011, we recorded additions to intangible assets subject to amortization of $3,609 million, primarily as a result of the acquisition of Dresser, Inc. ($844 million), Converteam ($814 million), the Well Support division of John Wood Group PLC ($571 million), Wellstream PLC ($258 million) and Lineage Power Holdings, Inc. ($122 million). The components of finite-lived intangible assets acquired during 2011 and their respective weighted-average amortizable period are: $1,427 million—Customer-related (20.0 years); $1,366 million—Patents, licenses and trademarks (17.2 years); $785 million—Capitalized software (4.0 years); and $31 million—All other (11.4 years).

Consolidated amortization related to intangible assets was $1,732 million, $1,747 million and $2,083 million for 2011, 2010 and 2009, respectively. We estimate annual pre-tax amortization for intangible assets over the next five calendar years to be as follows: 2012—$1,647 million; 2013—$1,491 million; 2014—$1,326 million; 2015—$1,189 million; and 2016—$1,070 million.

Note 9.
All Other Assets

December 31 (In millions)	2011	2010
GE		
Investments		
Associated companies[(a)]	**$ 20,463**	$ 2,092
Other	**607**	535
	21,070	2,627
Contract costs and estimated earnings[(b)]	**9,008**	8,061
Long-term receivables, including notes[(c)]	**1,316**	1,098
Derivative instruments	**370**	412
Other	**4,911**	5,256
	36,675	17,454
GECS		
Investments		
Real estate[(d)(e)]	**28,255**	31,555
Associated companies	**23,589**	25,662
Assets held for sale[(f)]	**4,525**	3,540
Cost method[(e)]	**1,882**	1,937
Other	**1,722**	2,251
	59,973	64,945
Derivative instruments	**9,671**	5,034
Advances to suppliers	**1,560**	1,853
Deferred borrowing costs[(g)]	**1,327**	1,982
Deferred acquisition costs[(h)]	**55**	60
Other	**3,032**	3,323
	75,618	77,197
ELIMINATIONS	**(586)**	(352)
Total	**$111,707**	$94,299

(a) Included our investment in NBCU LLC of $17,955 million at December 31, 2011. At December 31, 2011, we also had $4,880 million of deferred tax liabilities related to this investment. See Note 14.

(b) Contract costs and estimated earnings reflect revenues earned in excess of billings on our long-term contracts to construct technically complex equipment (such as power generation, aircraft engines and aeroderivative units) and long-term product maintenance or extended warranty arrangements.

(c) Included loans to GECS of $388 million and $856 million at December 31, 2011 and 2010, respectively.

(d) GECS investments in real estate consisted principally of two categories: real estate held for investment and equity method investments. Both categories contained a wide range of properties including the following at December 31, 2011: office buildings (46%), apartment buildings (14%), industrial properties (10%), retail facilities (8%), franchise properties (8%) and other (14%). At December 31, 2011, investments were located in the Americas (48%), Europe (27%) and Asia (25%).

(e) The fair value of and unrealized loss on cost method investments in a continuous loss position for less than 12 months at December 31, 2011, were $425 million and $61 million, respectively. The fair value of and unrealized loss on cost method investments in a continuous loss position for 12 months or more at December 31, 2011, were $65 million and $3 million, respectively. The fair value of and unrealized loss on cost method investments in a continuous loss position for less than 12 months at December 31, 2010, were $396 million and $55 million, respectively. The fair value of and unrealized loss on cost method investments in a continuous loss position for 12 months or more at December 31, 2010, were $16 million and $2 million, respectively.

(f) Assets were classified as held for sale on the date a decision was made to dispose of them through sale or other means. At December 31, 2011 and 2010, such assets consisted primarily of loans, aircraft, equipment and real estate properties, and were accounted for at the lower of carrying amount or estimated fair value less costs to sell. These amounts are net of valuation allowances of $122 million and $115 million at December 31, 2011 and 2010, respectively.

(g) Included $329 million and $916 million at December 31, 2011 and 2010, respectively, of unamortized fees related to our participation in the Temporary Liquidity Guarantee Program.

(h) Balance at December 31, 2011 and December 31, 2010 reflects an adjustment of $810 million and $860 million, respectively, to deferred acquisition costs in our run-off insurance operations to reflect the effects that would have been recognized had the related unrealized investment securities holding gains and losses actually been realized in accordance with ASC 320-10-S99-2.

Note 10.

Borrowings and Bank Deposits

SHORT-TERM BORROWINGS

December 31 (Dollars in millions)	2011 Amount	2011 Average rate[a]	2010 Amount	2010 Average rate[a]
GE				
Commercial paper	$ 1,801	0.13%	$ –	–%
Payable to banks	88	1.81	73	2.44
Current portion of long-term borrowings	41	4.89	21	8.35
Other	254		362	
Total GE short-term borrowings	2,184		456	
GECS				
Commercial paper				
U.S.	33,591	0.23	32,547	0.28
Non-U.S.	10,569	1.63	9,497	1.42
Current portion of long-term borrowings[b][c][d][f]	82,650	2.72	65,612	3.24
GE Interest Plus notes[e]	8,474	1.32	9,058	1.59
Other[d]	1,049		2,083	
Total GECS short-term borrowings	136,333		118,797	
ELIMINATIONS	(906)		(1,294)	
Total short-term borrowings	$137,611		$117,959	

LONG-TERM BORROWINGS

December 31 (Dollars in millions)	Maturities	2011 Amount	2011 Average rate[a]	2010 Amount	2010 Average rate[a]
GE					
Senior notes	2013–2017	$ 8,976	5.21%	$ 8,971	5.21%
Payable to banks, principally U.S.	2013–2023	18	2.89	25	3.10
Other		411		660	
Total GE long-term borrowings		9,405		9,656	
GECS					
Senior unsecured notes[b][c]	2013–2055	210,154	3.49	262,789	3.29
Subordinated notes[f]	2014–2037	4,862	3.42	2,575	5.48
Subordinated debentures[g]	2066–2067	7,215	6.66	7,298	6.63
Other[d][h]		12,160		11,745	
Total GECS long-term borrowings		234,391		284,407	
ELIMINATIONS		(337)		(740)	
Total long-term borrowings		$243,459		$293,323	
NON-RECOURSE BORROWINGS OF CONSOLIDATED SECURITIZATION ENTITIES[i]	2012–2022	$ 29,258	1.40%	$ 30,018	1.20%
BANK DEPOSITS[j]		$ 43,115		$ 37,298	
TOTAL BORROWINGS AND BANK DEPOSITS		$453,443		$478,598	

(a) Based on year-end balances and year-end local currency effective interest rates, including the effects from hedging.

(b) GECC had issued and outstanding $35,040 million and $53,495 million of senior, unsecured debt that was guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program at December 31, 2011 and 2010, respectively. Of the above amounts, $35,040 million and $18,455 million are included in current portion of long-term borrowings at December 31, 2011 and 2010, respectively.

(c) Included in total long-term borrowings were $1,845 million and $2,395 million of obligations to holders of GICs at December 31, 2011 and 2010, respectively. If the long-term credit rating of GECC were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, GECC could be required to provide up to $1,718 million as of December 31, 2011, to repay holders of GICs.

(d) Included $8,538 million and $11,135 million of funding secured by real estate, aircraft and other collateral at December 31, 2011 and 2010, respectively, of which $2,983 million and $4,671 million is non-recourse to GECS at December 31, 2011 and 2010, respectively.

(e) Entirely variable denomination floating-rate demand notes.

(f) Included $417 million of subordinated notes guaranteed by GE at both December 31, 2011 and 2010, of which $117 million is included in current portion of long-term borrowings at December 31, 2011.

(g) Subordinated debentures receive rating agency equity credit and were hedged at issuance to the U.S. dollar equivalent of $7,725 million.

(h) Included $1,955 million and $1,984 million of covered bonds at December 31, 2011 and 2010, respectively. If the short-term credit rating of GECC were reduced below A-1/P-1, GECC would be required to partially cash collateralize these bonds in an amount up to $727 million at December 31, 2011.

(i) Included at December 31, 2011 and 2010 were $10,714 million and $10,499 million of current portion of non-recourse borrowings of CSEs, respectively, and $18,544 million and $19,519 million of long-term non-recourse borrowings of CSEs, respectively. See Note 18.

(j) Included $16,281 million and $18,781 million of deposits in non-U.S. banks at December 31, 2011 and 2010, respectively, and $17,201 million and $11,606 million of certificates of deposits with maturities greater than one year at December 31, 2011 and 2010, respectively.

Additional information about borrowings and associated swaps can be found in Note 22.

LIQUIDITY is affected by debt maturities and our ability to repay or refinance such debt. Long-term debt maturities over the next five years follow.

(In millions)	2012	2013	2014	2015	2016
GE	$ 41	$ 5,166	$ 35	$ 35	$ 28
GECS	82,650[a]	38,334	36,542	23,450	21,199

(a) Fixed and floating rate notes of $444 million contain put options with exercise dates in 2012, and which have final maturity beyond 2016.

Committed credit lines totaling $52.4 billion had been extended to us by 58 banks at year-end 2011. Availability of these lines is shared between GE and GECS with $12.4 billion and $52.4 billion available to GE and GECS, respectively. The GECS lines include $35.1 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. Additionally, $16.7 billion are 364-day lines that contain a term-out feature that allows GE or GECS to extend the borrowings for one year from the date of expiration of the lending agreement.

Note 11.

GECS Investment Contracts, Insurance Liabilities and Insurance Annuity Benefits

GECS investment contracts, insurance liabilities and insurance annuity benefits comprise mainly obligations to annuitants and policyholders in our run-off insurance operations and holders of guaranteed investment contracts.

December 31 (In millions)	2011	2010
Investment contracts	$ 3,493	$ 3,726
Guaranteed investment contracts	4,226	5,502
Total investment contracts	7,719	9,228
Life insurance benefits[a]	19,257	17,640
Unpaid claims and claims adjustment expenses	2,597	2,437
Unearned premiums	370	426
Universal life benefits	255	262
Total	$30,198	$29,993

(a) Life insurance benefits are accounted for mainly by a net-level-premium method using estimated yields generally ranging from 3.0% to 8.5% in both 2011 and 2010.

When insurance affiliates cede insurance to third parties, such as reinsurers, they are not relieved of their primary obligation to policyholders. Losses on ceded risks give rise to claims for recovery; we establish allowances for probable losses on such receivables from reinsurers as required. Reinsurance recoverables are included in the caption "Other GECS receivables" on our Statement of Financial Position, and amounted to $1,411 million and $1,284 million at December 31, 2011 and 2010, respectively.

We recognize reinsurance recoveries as a reduction of the Statement of Earnings caption "Investment contracts, insurance losses and insurance annuity benefits." Reinsurance recoveries were $224 million, $174 million and $219 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 12.

Postretirement Benefit Plans

Pension Benefits

We sponsor a number of pension plans. Principal pension plans, together with affiliate and certain other pension plans (other pension plans) detailed in this note, represent about 99% of our total pension assets. We use a December 31 measurement date for our plans.

PRINCIPAL PENSION PLANS are the GE Pension Plan and the GE Supplementary Pension Plan.

The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Certain benefit provisions are subject to collective bargaining. Salaried employees who commence service on or after January 1, 2011 and any employee who commences service on or after January 1, 2012 will not be eligible to participate in the GE Pension Plan, but will participate in a defined contribution retirement program.

The GE Supplementary Pension Plan is an unfunded plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees.

OTHER PENSION PLANS in 2011 included 36 U.S. and non-U.S. pension plans with pension assets or obligations greater than $50 million. These defined benefit plans provide benefits to employees based on formulas recognizing length of service and earnings.

PENSION PLAN PARTICIPANTS

December 31, 2011	Total	Principal pension plans	Other pension plans
Active employees	139,000	105,000	34,000
Vested former employees	237,000	195,000	42,000
Retirees and beneficiaries	254,000	225,000	29,000
Total	630,000	525,000	105,000

COST OF PENSION PLANS

(In millions)	Total			Principal pension plans			Other pension plans		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost for benefits earned	**$ 1,498**	$ 1,426	$ 1,906	**$ 1,195**	$ 1,149	$ 1,609	**$ 303**	$ 277	$ 297
Prior service cost amortization	**207**	252	437	**194**	238	426[(a)]	**13**	14	11
Expected return on plan assets	**(4,543)**	(4,857)	(4,943)	**(3,940)**	(4,344)	(4,505)	**(603)**	(513)	(438)
Interest cost on benefit obligations	**3,176**	3,179	3,129	**2,662**	2,693	2,669	**514**	486	460
Net actuarial loss amortization	**2,486**	1,546	482	**2,335**	1,336	348	**151**	210	134
Pension plans cost	**$ 2,824**	$ 1,546	$ 1,011	**$ 2,446**	$ 1,072	$ 547	**$ 378**	$ 474	$ 464

(a) In 2009, included a $103 million loss as a result of our agreement with Comcast Corporation to transfer the NBCU business to a newly formed entity in which we own a 49% interest.

ACTUARIAL ASSUMPTIONS are described below. The actuarial assumptions at December 31 are used to measure the year-end benefit obligations and the pension costs for the subsequent year.

December 31	Principal pension plans				Other pension plans (weighted average)			
	2011	2010	2009	2008	2011	2010	2009	2008
Discount rate	**4.21%**	5.28%	5.78%	6.11%	**4.42%**	5.11%	5.31%	6.03%
Compensation increases	**3.75**	4.25	4.20	4.20	**4.31**	4.44	4.56	4.47
Expected return on assets	**8.00**	8.00	8.50	8.50	**7.09**	7.25	7.29	7.41

To determine the expected long-term rate of return on pension plan assets, we consider current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for our principal benefit plans' assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and expected allocations. Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed an 8.0% long-term expected return on those assets for cost recognition in 2012. For the principal pension plans, we apply our expected rate of return to a market-related value of assets, which stabilizes variability in the amounts to which we apply that expected return.

We amortize experience gains and losses as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We will contribute approximately $1,040 million to the GE Pension Plan in 2012. In addition, we expect to pay approximately $210 million for benefit payments under our GE Supplementary Pension Plan and administrative expenses of our principal pension plans and expect to contribute approximately $710 million to other pension plans in 2012. In 2011, comparative amounts were $201 million and $713 million, respectively.

BENEFIT OBLIGATIONS are described in the following tables. Accumulated and projected benefit obligations (ABO and PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

PROJECTED BENEFIT OBLIGATION

(In millions)	Principal pension plans		Other pension plans	
	2011	2010	2011	2010
Balance at January 1	**$51,999**	$48,117	**$ 9,907**	$9,597
Service cost for benefits earned	**1,195**	1,149	**303**	277
Interest cost on benefit obligations	**2,662**	2,693	**514**	486
Participant contributions	**167**	166	**37**	33
Plan amendments	**804**	—	**(58)**	23
Actuarial loss (gain)	**6,803**[(a)]	2,799[(a)]	**1,344**[(a)]	(12)
Benefits paid	**(3,120)**	(2,925)	**(424)**	(421)
Acquisitions (dispositions)/ other—net	**—**	—	**122**	50
Exchange rate adjustments	**—**	—	**(108)**	(126)
Balance at December 31[(b)]	**$60,510**	$51,999	**$11,637**	$9,907

(a) Principally associated with discount rate changes.

(b) The PBO for the GE Supplementary Pension Plan, which is an unfunded plan, was $5,203 million and $4,430 million at year-end 2011 and 2010, respectively.

ACCUMULATED BENEFIT OBLIGATION

December 31 (In millions)	2011	2010
GE Pension Plan	**$53,040**	$46,046
GE Supplementary Pension Plan	**3,643**	3,296
Other pension plans	**10,722**	9,134

PLANS WITH ASSETS LESS THAN ABO

December 31 (In millions)	2011	2010
Funded plans with assets less than ABO		
Plan assets	**$49,284**	$51,286
Accumulated benefit obligations	**61,852**	53,350
Projected benefit obligations	**64,879**	55,502
Unfunded plans[(a)]		
Accumulated benefit obligations	**$ 4,563**	$ 4,086
Projected benefit obligations	**6,161**	5,247

(a) Primarily related to the GE Supplementary Pension Plan.

PLAN ASSETS

The fair value of the classes of the pension plans' investments is presented below. The inputs and valuation techniques used to measure the fair value of the assets are consistently applied and described in Note 1.

FAIR VALUE OF PLAN ASSETS

	Principal pension plans		Other pension plans	
(In millions)	2011	2010	2011	2010
Balance at January 1	**$44,801**	$42,097	**$7,803**	$6,919
Actual gain on plan assets	**88**	5,280	**227**	749
Employer contributions	**201**	183	**713**	573
Participant contributions	**167**	166	**37**	33
Benefits paid	**(3,120)**	(2,925)	**(424)**	(421)
Acquisitions (dispositions) and other—net	**—**	—	**101**	41
Exchange rate adjustments	**—**	—	**(76)**	(91)
Balance at December 31	**$42,137**	$44,801	**$8,381**	$7,803

ASSET ALLOCATION

	Principal pension plans		Other pension plans (weighted average)	
	2011 Target allocation	2011 Actual allocation	2011 Target allocation	2011 Actual allocation
Equity securities	**34–74%**[a]	**45%**[b]	**47%**	**56%**
Debt securities (including cash equivalents)	**10–40**	**27**	**33**	**33**
Private equities	**5–15**	**16**	**2**	**2**
Real estate	**4–14**	**8**	**6**	**4**
Other	**1–14**	**4**	**12**	**5**

(a) Target allocations were 17–37% for both U.S. equity securities and non-U.S. equity securities.

(b) Actual allocations were 26% for U.S. equity securities and 19% for non-U.S. equity securities.

Plan fiduciaries of the GE Pension Plan set investment policies and strategies for the GE Pension Trust and oversee its investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plan, a balance between risk and return and the plan's liquidity needs. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

Plan fiduciaries monitor the GE Pension Plan's liquidity position in order to meet the near term benefit payment and other cash needs. The GE Pension Plan holds short-term debt securities to meet its liquidity needs.

GE Pension Trust assets are invested subject to the following additional guidelines:

- Short-term securities must generally be rated A-1/P-1 or better, except for 15% of such securities that may be rated A-2/P-2 and other short-term securities as may be approved by the plan fiduciaries.
- Real estate investments may not exceed 25% of total assets.
- Investments in restricted securities (excluding real estate investments) that are not freely tradable may not exceed 30% of total assets (actual was 21% of trust assets at December 31, 2011).

According to statute, the aggregate holdings of all qualifying employer securities (e.g., GE common stock) and qualifying employer real property may not exceed 10% of the fair value of trust assets at the time of purchase. GE securities represented 3.8% and 3.6% of trust assets at year-end 2011 and 2010, respectively.

The GE Pension Plan has a broadly diversified portfolio of investments in equities, fixed income, private equities, real estate and hedge funds; these investments are both U.S. and non-U.S. in nature. As of December 31, 2011, no one sector concentration of assets exceeded 15% of total GE Pension Plan assets.

The following tables present GE Pension Plan investments measured at fair value.

December 31, 2011 (In millions)	Level 1	Level 2	Level 3	Total
EQUITY SECURITIES				
U.S. equity securities	**$10,645**	**$ 191**	**$ —**	**$10,836**
Non-U.S. equity securities	**7,360**	**644**	**—**	**8,004**
DEBT SECURITIES				
Fixed income and cash investment funds	**—**	**2,057**	**62**	**2,119**
U.S. corporate[a]	**—**	**2,126**	**3**	**2,129**
Residential mortgage-backed	**—**	**1,276**	**5**	**1,281**
U.S. government and federal agency	**—**	**3,872**	**—**	**3,872**
Other debt securities[b]	**—**	**1,566**	**146**	**1,712**
PRIVATE EQUITIES[c]	**—**	**—**	**6,786**	**6,786**
REAL ESTATE[c]	**—**	**—**	**3,274**	**3,274**
OTHER INVESTMENTS[d]	**—**	**—**	**1,709**	**1,709**
TOTAL INVESTMENTS	**$18,005**	**$11,732**	**$11,985**	**$41,722**
CASH AND OTHER				**415**
TOTAL ASSETS				**$42,137**

December 31, 2010 (In millions)	Level 1	Level 2	Level 3	Total
EQUITY SECURITIES				
U.S. equity securities	$11,388	$ 195	$ —	$11,583
Non-U.S. equity securities	9,662	801	—	10,463
DEBT SECURITIES				
Fixed income and cash investment funds	—	2,712	65	2,777
U.S. corporate[a]	—	2,377	5	2,382
Residential mortgage-backed	—	1,225	21	1,246
U.S. government and federal agency	—	3,192	—	3,192
Other debt securities[b]	—	1,578	283	1,861
PRIVATE EQUITIES[c]	—	—	6,014	6,014
REAL ESTATE[c]	—	—	3,373	3,373
OTHER INVESTMENTS[d]	—	53	1,687	1,740
TOTAL INVESTMENTS	$21,050	$12,133	$11,448	$44,631
CASH AND OTHER				170
TOTAL ASSETS				$44,801

(a) Primarily represented investment grade bonds of U.S. issuers from diverse industries.

(b) Primarily represented investments in non-U.S. corporate bonds and commercial mortgage-backed securities.

(c) Included direct investments and investment funds.

(d) Substantially all represented hedge fund investments.

The following tables present the changes in Level 3 investments for the GE Pension Plan.

CHANGES IN LEVEL 3 INVESTMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

(In millions)	January 1, 2011	Net realized gains (losses)	Net unrealized gains (losses)	Purchases, issuances and settlements	Transfers in and/or out of Level 3[a]	December 31, 2011
DEBT SECURITIES						
Fixed income and cash investment funds	$ 65	$ (1)	$ (4)	$ 2	$ —	$ 62
U.S. corporate	5	—	—	(5)	3	3
Residential mortgage-backed	21	(1)	(1)	(4)	(10)	5
Other debt securities	283	4	6	(145)	(2)	146
PRIVATE EQUITIES	6,014	311	701	(240)	—	6,786
REAL ESTATE	3,373	(70)	320	(217)	(132)	3,274
OTHER INVESTMENTS	1,687	(41)	(87)	150	—	1,709
	$11,448	$202	$ 935	$(459)	$(141)	$11,985

(a) Transfers in and out of Level 3 are considered to occur at the beginning of the period.

CHANGES IN LEVEL 3 INVESTMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

(In millions)	January 1, 2010	Net realized gains (losses)	Net unrealized gains (losses)	Purchases, issuances and settlements	Transfers in and/or out of Level 3[a]	December 31, 2010
DEBT SECURITIES						
Fixed income and cash investment funds	$ 46	$ 1	$ 15	$ 3	$ —	$ 65
U.S. corporate	6	6	1	(9)	1	5
Residential mortgage-backed	220	5	1	(211)	6	21
Other debt securities	231	2	15	41	(6)	283
PRIVATE EQUITIES	5,339	54	694	(73)	—	6,014
REAL ESTATE	2,775	130	251	217	—	3,373
OTHER INVESTMENTS	1,537	(24)	156	65	(47)	1,687
	$10,154	$174	$1,133	$ 33	$ (46)	$11,448

(a) Transfers in and out of Level 3 are considered to occur at the beginning of the period.

Other pension plans' assets were $8,381 million and $7,803 million at December 31, 2011 and 2010, respectively. Equity and debt securities amounting to $7,284 million and $6,938 million represented approximately 89% and 90% of total investments at December 31, 2011 and 2010, respectively. The plans' investments were classified as 13% Level 1, 76% Level 2 and 11% Level 3 at December 31, 2011. The plans' investments were classified as 15% Level 1, 75% Level 2 and 10% Level 3 at December 31, 2010. The changes in Level 3 investments were insignificant for the years ended December 31, 2011 and 2010.

PENSION ASSET (LIABILITY)

	Principal pension plans		Other pension plans	
December 31 (In millions)	2011	2010	2011	2010
Funded status[a][b]	**$(18,373)**	$ (7,198)	**$(3,256)**	$(2,104)
Pension asset (liability) recorded in the Statement of Financial Position				
Pension asset	**$ —**	$ —	**$ 158**	$ 202
Pension liabilities				
Due within one year[c]	**(148)**	(141)	**(52)**	(52)
Due after one year	**(18,225)**	(7,057)	**(3,362)**	(2,254)
Net amount recognized	**$(18,373)**	$ (7,198)	**$(3,256)**	$(2,104)
Amounts recorded in shareowners' equity (unamortized)				
Prior service cost	**$ 1,685**	$ 1,075	**$ 4**	$ 72
Net actuarial loss	**26,923**	18,603	**3,294**	1,772
Total	**$ 28,608**	$19,678	**$ 3,298**	$ 1,844

(a) Fair value of assets less PBO, as shown in the preceding tables.

(b) The GE Pension Plan was underfunded by $13.2 billion and $2.8 billion at December 31, 2011 and 2010, respectively.

(c) For principal pension plans, represents the GE Supplementary Pension Plan liability.

In 2012, we estimate that we will amortize $280 million of prior service cost and $3,435 million of net actuarial loss for the principal pension plans from shareowners' equity into pension cost. For other pension plans, the estimated prior service cost and net actuarial loss to be amortized in 2012 will be $5 million and $275 million, respectively. Comparable amortized amounts in 2011, respectively, were $194 million and $2,335 million for the principal pension plans and $13 million and $151 million for other pension plans.

ESTIMATED FUTURE BENEFIT PAYMENTS

(In millions)	2012	2013	2014	2015	2016	2017–2021
Principal pension plans	$3,000	$3,025	$3,090	$3,160	$3,205	$17,225
Other pension plans	$ 415	$ 425	$ 435	$ 445	$ 455	$ 2,465

Retiree Health and Life Benefits

We sponsor a number of retiree health and life insurance benefit plans (retiree benefit plans). Principal retiree benefit plans are discussed below; other such plans are not significant individually or in the aggregate. We use a December 31 measurement date for our plans.

PRINCIPAL RETIREE BENEFIT PLANS provide health and life insurance benefits to certain eligible participants and these participants share in the cost of healthcare benefits. These plans cover approximately 210,000 retirees and dependents.

COST OF PRINCIPAL RETIREE BENEFIT PLANS

(In millions)	2011	2010	2009
Service cost for benefits earned	**$ 216**	$ 241	$ 442
Prior service cost amortization[a]	**647**	631	836
Expected return on plan assets	**(97)**	(116)	(129)
Interest cost on benefit obligations	**604**	699	709
Net actuarial gain amortization[a]	**(110)**	(22)	(225)
Retiree benefit plans cost[a]	**$1,260**	$1,433	$1,633

(a) In 2009, we recognized a $45 million loss as a result of our agreement with Comcast Corporation to transfer the NBCU business to a newly formed entity in which we own a 49% interest. Prior service cost amortization increased by $164 million and net actuarial gain amortization increased by $119 million as a result of this agreement.

ACTUARIAL ASSUMPTIONS are described below. The actuarial assumptions at December 31 are used to measure the year-end benefit obligations and the retiree benefit plan costs for the subsequent year.

December 31	2011	2010	2009	2008
Discount rate	**4.09%**	5.15%	5.67%	6.15%
Compensation increases	**3.75**	4.25	4.20	4.20
Expected return on assets	**7.00**	8.00	8.50	8.50
Initial healthcare trend rate[a]	**7.00**	7.00	7.40	7.00

(a) For 2011, ultimately declining to 5% for 2030 and thereafter.

To determine the expected long-term rate of return on retiree life plan assets, we consider current and expected asset allocations, historical and expected returns on various categories of plan assets, as well as expected benefit payments and resulting asset levels. In developing future return expectations for retiree benefit plan assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and expected allocations. Based on our analysis of future expectations of asset performance, past return results, anticipated changes in our asset allocations and shorter time horizon for retiree life plan assets, we have assumed a 7.0% long-term expected return on those assets for cost recognition in 2012. This is a reduction from the 8.0% we had assumed in 2011 and the 8.5% we had assumed in both 2010 and 2009. We apply our expected rate of return to a market-related value of assets, which stabilizes variability in the amounts to which we apply that expected return.

We amortize experience gains and losses as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

FUNDING POLICY. We fund retiree health benefits on a pay-as-you-go basis. We expect to contribute approximately $615 million in 2012 to fund such benefits. We fund retiree life insurance benefits at our discretion.

Changes in the accumulated postretirement benefit obligation for retiree benefit plans follow.

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)

(In millions)	2011	2010
Balance at January 1	**$12,010**	$12,775
Service cost for benefits earned	**216**	241
Interest cost on benefit obligations	**604**	699
Participant contributions	**55**	55
Plan amendments	**25**	—
Actuarial loss (gain)	**911**[a]	(942)[b]
Benefits paid	**(765)**	(818)
Balance at December 31[c]	**$13,056**	$12,010

(a) Primarily associated with discount rate change.

(b) For 2010, included the effects of healthcare reform provisions on our Medicare-approved prescription drug plan.

(c) The APBO for the retiree health plans was $10,286 million and $9,566 million at year-end 2011 and 2010, respectively.

A one percentage point change in the assumed healthcare cost trend rate would have the following effects.

(In millions)	1% increase	1% decrease
APBO at December 31, 2011	$1,135	$(958)
Service and interest cost in 2011	82	(68)

PLAN ASSETS

The fair value of the classes of retiree benefit plans' investments is presented below. The inputs and valuation techniques used to measure the fair value of assets are consistently applied and described in Note 1.

FAIR VALUE OF PLAN ASSETS

(In millions)	2011	2010
Balance at January 1	**$1,125**	$1,138
Actual gain on plan assets	**15**	139
Employer contributions	**574**	611
Participant contributions	**55**	55
Benefits paid	**(765)**	(818)
Balance at December 31	**$1,004**	$1,125

ASSET ALLOCATION

December 31	2011 Target allocation	2011 Actual allocation
Equity securities	**37–77%**[a]	**35%**[b]
Debt securities (including cash equivalents)	**11–41**	**39**
Private equities	**3–13**	**16**
Real estate	**2–12**	**7**
Other	**0–10**	**3**

(a) Target allocations were 19–39% for U.S. equity securities and 18–38% for non-U.S. equity securities.

(b) Actual allocations were 20% for U.S. equity securities and 15% for non-U.S. equity securities.

Plan fiduciaries set investment policies and strategies for the trust and oversee its investment allocation, which includes selecting investment managers and setting long-term strategic targets. The primary strategic investment objectives are balancing investment risk and return and monitoring the plan's liquidity position in order to meet the near term benefit payment and other cash needs. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

Trust assets invested in short-term securities must generally be invested in securities rated A-1/P-1 or better, except for 15% of such securities that may be rated A-2/P-2 and other short-term securities as may be approved by the plan fiduciaries. According to statute, the aggregate holdings of all qualifying employer securities (e.g., GE common stock) and qualifying employer real property may not exceed 10% of the fair value of trust assets at the time of purchase. GE securities represented 4.7% and 4.5% of trust assets at year-end 2011 and 2010, respectively.

Retiree life plan assets were $1,004 million and $1,125 million at December 31, 2011 and 2010, respectively. Equity and debt securities amounting to $760 million and $942 million represented approximately 74% and 78% of total investments at December 31, 2011 and 2010, respectively. The plans' investments were classified as 32% Level 1, 42% Level 2 and 26% Level 3 at December 31, 2011. The plans' investments were classified as 39% Level 1, 39% Level 2 and 22% Level 3 at December 31, 2010. The changes in Level 3 investments were insignificant for the years ended December 31, 2011 and 2010.

RETIREE BENEFIT ASSET (LIABILITY)

December 31 (In millions)	2011	2010
Funded status[a]	$(12,052)	$(10,885)
Liability recorded in the Statement of Financial Position		
Retiree health plans		
Due within one year	$ (602)	$ (644)
Due after one year	(9,684)	(8,922)
Retiree life plans	(1,766)	(1,319)
Net liability recognized	$(12,052)	$(10,885)
Amounts recorded in shareowners' equity (unamortized)		
Prior service cost	$ 2,901	$ 3,523
Net actuarial loss (gain)	401	(671)
Total	$ 3,302	$ 2,852

(a) Fair value of assets less APBO, as shown in the preceding tables.

In 2012, we estimate that we will amortize $575 million of prior service cost from shareowners' equity into retiree benefit plans cost. Estimated 2012 retiree health plan gain amortization offsets the expected amortization of retiree life plans losses. As such, the amount of actuarial loss (gain) to be recycled from shareowners' equity into retiree benefit plans cost is expected to be insignificant. Comparable amortized amounts in 2011 were $647 million of prior service cost and $110 million of net actuarial gains.

ESTIMATED FUTURE BENEFIT PAYMENTS[a]

(In millions)	2012	2013	2014	2015	2016	2017–2021
	$800	$815	$830	$840	$840	$4,180

(a) Net of expected Medicare Part D subsidy of about $5 million annually.

Postretirement Benefit Plans

2011 COST OF POSTRETIREMENT BENEFIT PLANS AND CHANGES IN OTHER COMPREHENSIVE INCOME

(In millions)	Total postretirement benefit plans	Principal pension plans	Other pension plans	Retiree benefit plans
Cost of postretirement benefit plans	$ 4,084	$ 2,446	$ 378	$1,260
Changes in other comprehensive income				
Net actuarial loss (gain)—current year	13,293	10,655	1,676	962
Prior service cost (credit)—current year	771	804	(58)	25
Prior service cost amortization	(854)	(194)	(13)	(647)
Net actuarial gain (loss) amortization	(2,376)	(2,335)	(151)	110
Total changes in other comprehensive income	10,834	8,930	1,454	450
Cost of postretirement benefit plans and changes in other comprehensive income	$14,918	$11,376	$1,832	$1,710

Note 13.
All Other Liabilities

This caption includes liabilities for various items including non-current compensation and benefits, deferred income, interest on tax liabilities, unrecognized tax benefits, environmental remediation, asset retirement obligations, derivative instruments, product warranties and a variety of sundry items.

Accruals for non-current compensation and benefits amounted to $39,430 million and $25,356 million at December 31, 2011 and 2010, respectively. These amounts include postretirement benefits, pension accruals, and other compensation and benefit accruals such as deferred incentive compensation. See Note 12.

We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs exclude possible insurance recoveries and, when dates and amounts of such costs are not known, are not discounted. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low end of such range. It is reasonably possible that our environmental remediation exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites, such amounts are not reasonably estimable. Total reserves related to environmental remediation, including asbestos claims, were $3,361 million at December 31, 2011.

In 2006, we entered into a consent decree with the Environmental Protection Agency (EPA) to dredge PCB-containing sediment from the upper Hudson River. The consent decree provided that the dredging would be performed in two phases. Phase 1 was completed in May through November of 2009. Between Phase 1 and Phase 2 there was an intervening peer review by an independent panel of national experts. The panel evaluated the performance of Phase 1 dredging operations with respect to Phase 1 Engineering Performance Standards and recommended proposed changes to the standards. On December 17, 2010, EPA issued its decision setting forth the final performance standards for Phase 2 of the Hudson River dredging project, incorporating aspects of the recommendations from the independent peer review panel and from GE. In December 2010, we agreed to perform Phase 2 of the project in accordance with the final performance standards set by EPA and increased our reserve by $845 million in the fourth quarter of 2010 to account for the probable and estimable costs of completing Phase 2. In 2011, we completed the first year of Phase 2 dredging and commenced work on planned upgrades to the Hudson River wastewater processing facility. Based on the results from 2011 dredging and our best professional engineering judgment, we believe that our current reserve continues to reflect our probable and estimable costs for the remainder of Phase 2 of the dredging project.

Note 14.

Income Taxes

PROVISION FOR INCOME TAXES

(In millions)	2011	2010	2009
GE			
Current tax expense	**$ 5,166**	$ 2,401	$ 3,199
Deferred tax expense (benefit) from temporary differences	**(327)**	(377)	(460)
	4,839	2,024	2,739
GECS			
Current tax expense (benefit)	**769**	(2,298)	(1,563)
Deferred tax expense (benefit) from temporary differences	**124**	1,307	(2,318)
	893	(991)	(3,881)
CONSOLIDATED			
Current tax expense	**5,935**	103	1,636
Deferred tax expense (benefit) from temporary differences	**(203)**	930	(2,778)
Total	**$ 5,732**	$ 1,033	$(1,142)

GE and GECS file a consolidated U.S. federal income tax return. This enables GE to use GECS tax deductions and credits to reduce the tax that otherwise would have been payable by GE. The GECS effective tax rate for each period reflects the benefit of these tax reductions in the consolidated return. GE makes cash payments to GECS for these tax reductions at the time GE's tax payments are due. The effect of GECS on the amount of the consolidated tax liability from the formation of the NBCU joint venture will be settled in cash when GECS tax deductions and credits otherwise would have reduced the liability of the group absent the tax on formation.

Consolidated U.S. earnings (loss) from continuing operations before income taxes were $10,244 million in 2011, $5,444 million in 2010 and $286 million in 2009. The corresponding amounts for non-U.S. based operations were $9,854 million in 2011, $8,641 million in 2010 and $9,578 million in 2009.

Consolidated current tax expense includes amounts applicable to U.S. federal income taxes of an expense of $1,032 million in 2011, and a benefit of $3,027 million and $649 million in 2010 and 2009, respectively, including the benefit from GECS deductions and credits applied against GE's current U.S. tax expense. Consolidated current tax expense amounts applicable to non-U.S. jurisdictions were $4,657 million, $3,132 million and $2,192 million in 2011, 2010 and 2009, respectively. Consolidated deferred taxes related to U.S. federal income taxes were an expense of $1,529 million and $1,993 million in 2011 and 2010, respectively, and a benefit of $2,489 million in 2009, and amounts applicable to non-U.S. jurisdictions of a benefit of $2,076 million, $1,178 million and $261 million in 2011, 2010 and 2009, respectively.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Our businesses are subject to regulation under a wide variety of U.S. federal, state and foreign tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations. For example, GE's effective tax rate is reduced because active business income earned and indefinitely reinvested outside the United States is taxed at less than the U.S. rate. A significant portion of this reduction depends upon a provision of U.S. tax law that defers the imposition of U.S. tax on certain active financial services income until that income is repatriated to the United States as a dividend. This provision is consistent with international tax norms and permits U.S. financial services companies to compete more effectively with foreign banks and other foreign financial institutions in global markets. This provision, which expired at the end of 2011, had been scheduled to expire and had been extended by Congress on six previous occasions, including in December of 2010, but there can be no assurance that it will be extended, including retroactively. In the event the provision is not extended after 2011, the current U.S. tax imposed on active financial services income earned outside the United States would increase, making it more difficult for U.S. financial services companies to compete in global markets. If this provision is not extended, we expect our effective tax rate to increase significantly after 2012.

We have not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at December 31, 2011 and December 31, 2010, were approximately $102 billion and $94 billion, respectively. Most of these earnings have been reinvested in active non-U.S. business operations and we do not intend to repatriate these earnings to fund U.S. operations. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

During 2009, following the change in our external credit ratings, funding actions taken and review of our operations, liquidity and funding, we determined that undistributed prior-year earnings of non-U.S. subsidiaries of GECS, on which we had previously provided deferred U.S. taxes, would be indefinitely reinvested outside the U.S. This change increased the amount of prior-year earnings indefinitely reinvested outside the U.S. by approximately $2 billion, resulting in an income tax benefit of $700 million in 2009.

Annually, we file over 6,500 income tax returns in over 250 global taxing jurisdictions. We are under examination or engaged in tax litigation in many of these jurisdictions. During 2011, the Internal Revenue Service (IRS) completed the audit of our consolidated U.S. income tax returns for 2006–2007, except for certain issues that remain under examination. During 2010, the IRS completed the audit of our consolidated U.S. income tax returns for 2003–2005. At December 31, 2011, the IRS was auditing our consolidated U.S. income tax returns for 2008–2009. In addition, certain other U.S. tax deficiency issues and refund claims for previous years were unresolved. The IRS has disallowed the tax loss on our 2003 disposition of ERC Life Reinsurance Corporation. We expect to contest the disallowance of this loss. In January 2012, the U.S. Court of Appeals for the Second Circuit reversed the district court decision which allowed GE's $62 million refund claim with the IRS regarding the taxation of the Castle Harbour aircraft leasing partnership from 1993–1998. Because a liability had been provided for this matter, this decision has no effect on our results of operations for 2011 or 2012. It is reasonably possible that the unresolved items could be resolved during the next 12 months, which could result in a decrease in our balance of "unrecognized tax benefits"—that is, the aggregate tax effect of differences between tax return positions and the benefits recognized in our financial statements. We believe that there are no other jurisdictions in which the outcome of unresolved issues or claims is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties. Resolution of audit matters, including the IRS audit of our consolidated U.S. income tax returns for 2006–2007, reduced our 2011 consolidated income tax rate by 2.4 percentage points. Resolution of audit matters, including the IRS audit of our consolidated U.S. income tax returns for 2003–2005, reduced our 2010 consolidated effective tax rate by 5.9 percentage points.

The balance of unrecognized tax benefits, the amount of related interest and penalties we have provided and what we believe to be the range of reasonably possible changes in the next 12 months, were:

December 31 (In millions)	2011	2010
Unrecognized tax benefits	**$5,230**	$6,139
Portion that, if recognized, would reduce tax expense and effective tax rate[(a)]	**3,938**	4,114
Accrued interest on unrecognized tax benefits	**1,033**	1,200
Accrued penalties on unrecognized tax benefits	**121**	109
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	**0–900**	0–1,600
Portion that, if recognized, would reduce tax expense and effective tax rate[(a)]	**0–500**	0–650

(a) Some portion of such reduction might be reported as discontinued operations.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)	2011	2010
Balance at January 1	**$ 6,139**	$ 7,251
Additions for tax positions of the current year	**305**	316
Additions for tax positions of prior years	**817**	596
Reductions for tax positions of prior years	**(1,828)**	(1,788)
Settlements with tax authorities	**(127)**	(152)
Expiration of the statute of limitations	**(76)**	(84)
Balance at December 31	**$ 5,230**	$ 6,139

We classify interest on tax deficiencies as interest expense; we classify income tax penalties as provision for income taxes. For the years ended December 31, 2011, 2010 and 2009, $197 million and $75 million of interest income and $172 million of interest expense, respectively, and $10 million, $5 million and $14 million of tax expenses related to penalties, respectively, were recognized in the Statement of Earnings.

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate is provided below.

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

	Consolidated			GE			GECS		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%	**35.0%**	35.0%	35.0%	**35.0%**	35.0%	35.0%
Increase (reduction) in rate resulting from inclusion of after-tax earnings of GECS in before-tax earnings of GE	**—**	—	—	**(11.8)**	(7.0)	(3.0)	**—**	—	—
Tax on global activities including exports[a]	**(10.4)**	(19.7)	(39.7)	**(5.2)**	(10.8)	(11.0)	**(14.7)**	(56.1)	89.4
NBCU gain	**9.4**	—	—	**9.9**	—	—	**—**	—	—
U.S. business credits[b]	**(3.2)**	(4.4)	(4.6)	**(1.5)**	(2.2)	(1.0)	**(4.8)**	(14.2)	11.8
All other—net	**(2.3)**	(3.6)	(2.3)	**(1.0)**	(1.6)	(0.1)	**(3.5)**	(13.1)	8.1
	(6.5)	(27.7)	(46.6)	**(9.6)**	(21.6)	(15.1)	**(23.0)**	(83.4)	109.3
Actual income tax rate	**28.5%**	7.3%	(11.6)%	**25.4%**	13.4%	19.9%	**12.0%**	(48.4)%	144.3%

(a) 2009 included (7.1)% and 26.0% from indefinite reinvestment of prior-year earnings for consolidated and GECS, respectively.

(b) U.S. general business credits, primarily the credit for manufacture of energy efficient appliances, the credit for energy produced from renewable sources, the non-conventional fuel tax credit, the low-income housing credit and the credit for research performed in the U.S.

DEFERRED INCOME TAXES

Aggregate deferred income tax amounts are summarized below.

December 31 (In millions)	2011	2010
ASSETS		
GE	**$(19,769)**	$(14,843)
GECS	**(10,919)**	(12,867)
	(30,688)	(27,710)
LIABILITIES		
GE	**12,586**	10,606
GECS	**17,971**	19,857
	30,557	30,463
Net deferred income tax liability (asset)	**$ (131)**	$ 2,753

Principal components of our net liability (asset) representing deferred income tax balances are as follows:

December 31 (In millions)	2011	2010
GE		
Investment in NBCU LLC	**$ 4,880**	$ —
Contract costs and estimated earnings	**2,834**	2,671
Intangible assets	**1,701**	2,772
Investment in global subsidiaries	**780**	1,934
Depreciation	**574**	951
Provision for expenses[a]	**(6,745)**	(5,991)
Principal pension plans	**(6,431)**	(2,519)
Retiree insurance plans	**(4,218)**	(3,814)
Non-U.S. loss carryforwards[b]	**(1,039)**	(1,115)
Other—net	**481**	874
	(7,183)	(4,237)
GECS		
Financing leases	**6,718**	6,168
Operating leases	**5,030**	4,812
Intangible assets	**1,689**	1,567
Investment in global subsidiaries	**85**	1,321
Allowance for losses	**(2,949)**	(2,807)
Non-U.S. loss carryforwards[b]	**(2,861)**	(2,320)
Cash flow hedges	**(104)**	(612)
Net unrealized losses on securities	**(64)**	(276)
Other—net	**(492)**	(863)
	7,052	6,990
Net deferred income tax liability (asset)	**$ (131)**	$ 2,753

(a) Represented the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits, other pension plan liabilities, interest on tax liabilities, product warranties and other sundry items that are not currently deductible.

(b) Net of valuation allowances of $1,183 million and $902 million for GE and $613 million and $419 million for GECS, for 2011 and 2010, respectively. Of the net deferred tax asset as of December 31, 2011, of $3,900 million, $45 million relates to net operating loss carryforwards that expire in various years ending from December 31, 2012, through December 31, 2014; $173 million relates to net operating losses that expire in various years ending from December 31, 2015, through December 31, 2026 and $3,682 million relates to net operating loss carryforwards that may be carried forward indefinitely.

Note 15.

Shareowners' Equity

(In millions)	2011	2010	2009
PREFERRED STOCK ISSUED(a)(b)	$ —	$ —	$ —
COMMON STOCK ISSUED(a)	$ 702	$ 702	$ 702
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance at January 1(c)	$ (17,855)	$ (15,530)	$ (21,853)
Investment securities—net of deferred taxes of $341, $72 and $1,001(d)	575	(43)	2,678
Currency translation adjustments—net of deferred taxes of $(717), $3,208 and $(560)	(162)	(3,937)	4,202
Cash flow hedges—net of deferred taxes of $238, $(515) and $933	(874)	(603)	986
Benefit plans—net of deferred taxes of $(5,022), $(260) and $(538)(e)	(9,140)	(490)	(2,802)
Reclassification adjustments			
Investment securities—net of deferred taxes of $1, $32 and $494	31	59	(19)
Currency translation adjustments—net of deferred taxes of $357, $22 and $(51)	381	63	(67)
Cash flow hedges—net of deferred taxes of $202, $706 and $428	978	1,057	612
Benefit plans—net of deferred taxes of $1,152, $832 and $533(f)	2,092	1,569	998
Balance at December 31	$ (23,974)	$ (17,855)	$ (15,265)
OTHER CAPITAL			
Balance at January 1	$ 36,890	$ 37,729	$ 40,390
Gains (losses) on treasury stock dispositions and other(a)	(703)	(839)	(2,661)
Preferred stock redemption	(2,494)	—	—
Balance at December 31	$ 33,693	$ 36,890	$ 37,729
RETAINED EARNINGS			
Balance at January 1(g)	$131,137	$124,655	$122,185
Net earnings attributable to the Company	14,151	11,644	11,025
Dividends(a)(h)	(7,498)	(5,212)	(6,785)
Other(a)(i)	(4)	50	(62)
Balance at December 31	$137,786	$131,137	$126,363
COMMON STOCK HELD IN TREASURY			
Balance at January 1	$ (31,938)	$ (32,238)	$ (36,697)
Purchases(a)	(2,067)	(1,890)	(214)
Dispositions(a)	2,236	2,190	4,673
Balance at December 31	$ (31,769)	$ (31,938)	$ (32,238)
TOTAL EQUITY			
GE shareowners' equity balance at December 31	$116,438	$118,936	$117,291
Noncontrolling interests balance at December 31	1,696	5,262	7,845
Total equity balance at December 31	$118,134	$124,198	$125,136

(a) Total dividends and other transactions with shareowners decreased equity by $10,530 million in 2011, $5,701 million in 2010 and $5,049 million in 2009.

(b) GE has 50 million authorized shares of preferred stock ($1.00 par value). No such shares were issued as of December 31, 2011. 30,000 shares were issued at December 31, 2010 and December 31, 2009.

(c) The 2010 opening balance was adjusted as of January 1, 2010, for the cumulative effect of changes in accounting principles of $265 million related to the adoption of ASU 2009-16 & 17.

(d) Includes adjustments of $786 million and $1,171 million in 2011 and 2010, respectively, to deferred acquisition costs, present value of future profits, and investment contracts, insurance liabilities and insurance annuity benefits in our run-off insurance operations to reflect the effects that would have been recognized had the related unrealized investment securities holding gains and losses actually been realized in accordance with ASC 320-10-S99-2.

(e) For 2011, included $(495) million of prior service costs for plan amendments and $(8,645) million of gains (losses) arising during the year—net of deferred taxes of $(276) million and $(4,746) million, respectively. For 2010, included $(3) million of prior service costs for plan amendments, $(487) million of actuarial gains (losses) arising during the year—net of deferred taxes of $1 million and $(261) million, respectively. For 2009, included $(9) million of prior service costs for plan amendments and $(2,793) million of actuarial gains (losses) arising during the year—net of deferred taxes of $(10) million and $(528) million, respectively.

(f) For 2011, included $514 million of amortization of prior costs and $1,578 million of amortization of actuarial gains and losses—net of deferred taxes of $341 million and $811 million, respectively. For 2010, included $513 million of amortization of prior service costs and $1,056 million of amortization of actuarial gains and losses—net of deferred taxes of $346 million and $486 million, respectively. For 2009, included $814 million of amortization of prior service costs and $184 million of amortization of actuarial gains and losses—net of deferred taxes of $434 million and $99 million, respectively.

(g) The 2010 opening balance was adjusted as of January 1, 2010, for the cumulative effect of changes in accounting principles of $1,708 million related to the adoption of ASU 2009-16 & 17. The 2009 opening balance was adjusted as of April 1, 2009, for the cumulative effect of changes in accounting principles of $62 million related to adopting amendments on impairment guidance in ASC 320, *Investments—Debt and Equity Securities*.

(h) Included $1,031 million ($806 million related to our preferred stock redemption), $300 million and $300 million of dividends on preferred stock in 2011, 2010 and 2009, respectively.

(i) Included the effects of accretion of redeemable securities to their redemption value of $38 million and $(62) million in 2010 and 2009, respectively.

SHARES OF GE PREFERRED STOCK

On October 16, 2008, we issued 30,000 shares of 10% cumulative perpetual preferred stock (par value $1.00 per share) having an aggregate liquidation value of $3,000 million, and warrants to purchase 134,831,460 shares of common stock (par value $0.06 per share) to Berkshire Hathaway Inc. (Berkshire Hathaway) for net proceeds of $2,965 million in cash. The proceeds were allocated to the preferred shares ($2,494 million) and the warrants ($471 million) on a relative fair value basis and recorded in other capital. The warrants are exercisable for five years at an exercise price of $22.25 per share of common stock and settled through physical share issuance.

The preferred stock was redeemable at our option three years after issuance at a price of 110% of liquidation value plus accrued and unpaid dividends. On September 13, 2011, we provided notice to Berkshire Hathaway that we would redeem the shares for the stated redemption price of $3,300 million, plus accrued and unpaid dividends. In connection with this notice, we recognized a preferred dividend of $806 million (calculated as the difference between the carrying value and redemption value of the preferred stock), which was recorded as a reduction to our third quarter earnings attributable to common shareowners and common shareowners' equity. The preferred shares were redeemed on October 17, 2011.

SHARES OF GE COMMON STOCK

On July 23, 2010, we extended our $15 billion share repurchase program (which would have otherwise expired on December 31, 2010) through 2013 and we resumed purchases under the program in the third quarter of 2010. Under this program, on a book basis, we repurchased 111.3 million shares for a total of $1,968 million during 2011 and 111.2 million shares for a total of $1,814 million during 2010.

GE has 13.2 billion authorized shares of common stock ($0.06 par value).

Common shares issued and outstanding are summarized in the following table.

December 31 (In thousands)	2011	2010	2009
Issued	**11,693,841**	11,693,841	11,693,833
In treasury	**(1,120,824)**	(1,078,465)	(1,030,758)
Outstanding	**10,573,017**	10,615,376	10,663,075

NONCONTROLLING INTERESTS

Noncontrolling interests in equity of consolidated affiliates includes common shares in consolidated affiliates and preferred stock issued by affiliates of GECC. Preferred shares that we are required to redeem at a specified or determinable date are classified as liabilities. The balance is summarized as follows:

December 31 (In millions)	2011	2010
Noncontrolling interests in consolidated affiliates		
NBC Universal	**$ —**	$3,040
Others[a]	**1,696**	1,947
Preferred stock[b]		
GECC affiliates	**—**	275
Total	**$1,696**	$5,262

(a) Consisted of a number of individually insignificant noncontrolling interests in partnerships and consolidated affiliates.

(b) The preferred stock paid cumulative dividends at an average rate of 6.81% in 2010 and was retired in 2011.

Changes to noncontrolling interests are as follows.

	Years ended December 31		
(In millions)	2011	2010	2009
Beginning balance	**$5,262**	$7,845	$8,947
Net earnings	**292**	535	200
Repurchase of NBCU shares[a]	**(3,070)**	(1,878)	—
Dispositions[b]	**(609)**	(979)	(707)
Dividends	**(34)**	(317)	(548)
AOCI and other[c]	**(145)**	56	(47)
Ending balance	**$1,696**	$5,262	$7,845

(a) In January 2011 and prior to the transaction with Comcast, we acquired 12.3% of NBCU's outstanding shares from Vivendi for $3,673 million and made an additional payment of $222 million related to previously purchased shares. Of these amounts, $3,070 million reflects a reduction in carrying value of noncontrolling interests. The remaining amount of $825 million represents the amount paid in excess of our carrying value, which was recorded as an increase in our basis in NBCU.

(b) Includes noncontrolling interests related to the sale of GE SeaCo of $(311) million and the redemption of Heller Financial preferred stock of $(275) million in 2011, as well as the deconsolidation of Regency of $(979) million in 2010 and Penske Truck Leasing Co., L.P. (PTL) of $(331) million in 2009.

(c) Changes to the individual components of AOCI attributable to noncontrolling interests were insignificant.

Note 16. Other Stock-Related Information

We grant stock options, restricted stock units (RSUs) and performance share units (PSUs) to employees under the 2007 Long-Term Incentive Plan. This plan replaced the 1990 Long-Term Incentive Plan. In addition, we grant options and RSUs in limited circumstances to consultants, advisors and independent contractors under a plan approved by our Board of Directors in 1997 (the Consultants' Plan). There are outstanding grants under one shareowner-approved option plan for non-employee directors. Share requirements for all plans may be met from either unissued or treasury shares. Stock options expire 10 years from the date they are granted and vest over service periods that range from one to five years. RSUs give the recipients the right to receive shares of our stock upon the vesting of their related restrictions. Restrictions on RSUs vest in various increments and at various dates, beginning after one year from date of grant through grantee retirement. Although the plan permits us to issue RSUs settleable in cash, we have only issued RSUs settleable in shares of our stock. PSUs give recipients the right to receive shares of our stock upon the achievement of certain performance targets.

All grants of GE options under all plans must be approved by the Management Development and Compensation Committee, which consists entirely of independent directors.

STOCK COMPENSATION PLANS

December 31, 2011 (Shares in thousands)	Securities to be issued upon exercise	Weighted average exercise price	Securities available for future issuance
APPROVED BY SHAREOWNERS			
Options	449,517	$18.86	(a)
RSUs	15,412	(b)	(a)
PSUs	700	(b)	(a)
NOT APPROVED BY SHAREOWNERS (CONSULTANTS' PLAN)			
Options	344	26.94	(c)
RSUs	132	(b)	(c)
Total	466,105	$18.87	113,963

(a) In 2007, the Board of Directors approved the 2007 Long-Term Incentive Plan (the Plan). The Plan replaced the 1990 Long-Term Incentive Plan. The maximum number of shares that may be granted under the Plan is 500 million shares, of which no more than 250 million may be available for awards granted in any form provided under the Plan other than options or stock appreciation rights. The approximate 105.9 million shares available for grant under the 1990 Plan were retired upon approval of the 2007 Plan. Total shares available for future issuance under the 2007 Plan amounted to 85.6 million shares at December 31, 2011.

(b) Not applicable.

(c) Total shares available for future issuance under the Consultants' Plan amount to 28.3 million shares.

Outstanding options expire on various dates through December 9, 2021.

The following table summarizes information about stock options outstanding at December 31, 2011.

STOCK OPTIONS OUTSTANDING

(Shares in thousands)	Outstanding			Exercisable	
Exercise price range	Shares	Average life(a)	Average exercise price	Shares	Average exercise price
Under $10.00	59,344	6.8	$ 9.57	28,440	$ 9.57
10.01–15.00	78,001	7.1	11.98	37,521	11.97
15.01–20.00	202,808	8.9	17.42	24,366	16.20
20.01–25.00	1,270	8.9	20.57	49	22.49
25.01–30.00	45,788	3.3	27.62	38,748	27.51
30.01–35.00	47,396	3.1	33.22	47,291	33.22
Over $35.00	15,254	5.1	38.67	12,934	38.66
Total	449,861	7.0	$18.87	189,349	$22.47

At year-end 2010, options with a weighted average exercise price of $29.76 were exercisable on 158 million shares.

(a) Average contractual life remaining in years.

STOCK OPTION ACTIVITY

	Shares (In thousands)	Weighted average exercise price	Weighted average remaining contractual term (In years)	Aggregate intrinsic value (In millions)
Outstanding at January 1, 2011	400,439	$20.82		
Granted	105,944	18.59		
Exercised	(7,994)	11.13		
Forfeited	(8,739)	15.73		
Expired	(39,789)	39.98		
Outstanding at December 31, 2011	449,861	$18.87	7.0	$1,140
Exercisable at December 31, 2011	189,349	$22.47	5.0	$ 505
Options expected to vest	230,694	$16.23	8.4	$ 576

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted average grant-date fair value of options granted during 2011, 2010 and 2009 was $4.00, $4.11 and $3.81, respectively. The following assumptions were used in arriving at the fair value of options granted during 2011, 2010 and 2009, respectively: risk-free interest rates of 2.6%, 2.9% and 3.2%; dividend yields of 3.9%, 3.9% and 3.9%; expected volatility of 30%, 35% and 49%; and expected lives of seven years and eight months, six years and eleven months, and six years and ten months. Risk-free interest rates reflect the yield on zero-coupon U.S. Treasury securities. Expected dividend yields presume a set dividend rate and we used a historical five-year average for the dividend yield. Expected volatilities are based on implied volatilities from traded options and historical volatility of our stock. The expected option lives are based on our historical experience of employee exercise behavior.

The total intrinsic value of options exercised during 2011, 2010 and 2009 amounted to $65 million, $23 million and an insignificant amount, respectively. As of December 31, 2011, there was $765 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of two years, of which approximately $189 million after tax is expected to be recognized in 2012.

Stock option expense recognized in net earnings during 2011, 2010 and 2009 amounted to $230 million, $178 million and $120 million, respectively. Cash received from option exercises during 2011, 2010 and 2009 was $89 million, $37 million and an insignificant amount, respectively. The tax benefit realized from stock options exercised during 2011, 2010 and 2009 was $21 million, $7 million and an insignificant amount, respectively.

OTHER STOCK-BASED COMPENSATION

	Shares (In thousands)	Weighted average grant date fair value	Weighted average remaining contractual term (In years)	Aggregate intrinsic value (In millions)
RSUs outstanding at January 1, 2011	21,571	$29.16		
Granted	3,145	16.74		
Vested	(8,559)	31.92		
Forfeited	(613)	27.78		
RSUs outstanding at December 31, 2011	15,544	$25.18	2.7	$278
RSUs expected to vest	14,223	$25.22	2.6	$255

The fair value of each restricted stock unit is the market price of our stock on the date of grant. The weighted average grant date fair value of RSUs granted during 2011, 2010 and 2009 was $16.74, $15.89 and $13.63, respectively. The total intrinsic value of RSUs vested during 2011, 2010 and 2009 amounted to $154 million, $111 million and $139 million, respectively. As of December 31, 2011, there was $210 million of total unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted average period of two years, of which approximately $72 million after tax is expected to be recognized in 2012. As of December 31, 2011, 0.7 million PSUs with a weighted average remaining contractual term of three years, an aggregate intrinsic value of $13 million and $2 million of unrecognized compensation cost were outstanding. Other share-based compensation expense for RSUs and PSUs recognized in net earnings amounted to $84 million, $116 million and $127 million in 2011, 2010 and 2009, respectively.

The income tax benefit recognized in earnings based on the compensation expense recognized for all share-based compensation arrangements amounted to $163 million, $143 million and $118 million in 2011, 2010 and 2009, respectively. The excess of actual tax deductions over amounts assumed, which are recognized in shareowners' equity, were insignificant in 2011, 2010 and 2009.

When stock options are exercised and restricted stock vests, the difference between the assumed tax benefit and the actual tax benefit must be recognized in our financial statements. In circumstances in which the actual tax benefit is lower than the estimated tax benefit, that difference is recorded in equity, to the extent there are sufficient accumulated excess tax benefits. At December 31, 2011, our accumulated excess tax benefits are sufficient to absorb any future differences between actual and estimated tax benefits for all of our outstanding option and restricted stock grants.

Note 17.

Other Income

(In millions)	2011	2010	2009
GE			
Purchases and sales of business interests[a]	$3,804	$ 319	$ 363
Associated companies[b]	894	413	667
Licensing and royalty income	304	364	217
Interest income from GECS	206	133	173
Marketable securities and bank deposits	52	40	54
Other items	9	16	(295)
	5,269	1,285	1,179
ELIMINATIONS	(206)	(134)	(173)
Total	$5,063	$1,151	$1,006

(a) Included a pre-tax gain of $3,705 million ($526 million after tax) related to our transfer of the assets of our NBCU business to a newly formed entity, NBCU LLC, in 2011. See Note 2.

(b) Included income of $789 million from our equity method investment in NBCU LLC in 2011 and a gain of $552 million related to dilution of our interest in A&E Television Network from 25% to 15.8% in 2009.

Note 18.

GECS Revenues from Services

(In millions)	2011	2010	2009
Interest on loans[a]	$20,069	$20,835	$18,518
Equipment leased to others	11,343	11,116	12,231
Fees[a]	4,698	4,734	4,432
Investment income[a][b]	2,500	2,185	3,379
Financing leases[a]	2,378	2,749	3,255
Associated companies[c]	2,337	2,035	1,006
Premiums earned by insurance activities	1,905	2,014	2,065
Real estate investments	1,625	1,240	1,543
Net securitization gains[a]	—	—	1,589
Other items[d]	2,078	2,440	2,830
Total	$48,933	$49,348	$50,848

(a) On January 1, 2010, we adopted ASU 2009-16 & 17, which required us to consolidate substantially all of our former QSPEs. As a result, 2011 and 2010 GECS revenues from services include interest, investment and fee income from these entities, which were not presented on a consolidated basis in 2009. During 2011 and 2010, we did not recognize gains from securitization transactions, as they were recorded as on-book financings. See Note 24.

(b) Included net other-than-temporary impairments on investment securities of $387 million, $253 million and $581 million in 2011, 2010 and 2009, respectively. See Note 3.

(c) During 2011, we sold an 18.6% equity interest in Garanti Bank and recorded a pre-tax gain of $690 million. Following the sale, we hold a 2.25% equity interest, which is classified as an available-for-sale security.

(d) Included a gain on the sale of a limited partnership interest in PTL and a related gain on the remeasurement of the retained investment to fair value totaling $296 million in the first quarter of 2009. See Note 24.

Note 19.

Supplemental Cost Information

We funded research and development expenditures of $4,601 million in 2011, $3,939 million in 2010 and $3,288 million in 2009. Research and development costs are classified in cost of goods sold in the Statement of Earnings. In addition, research and development funding from customers, principally the U.S. government, totaled $788 million, $979 million and $1,050 million in 2011, 2010 and 2009, respectively.

Rental expense under operating leases is shown below.

(In millions)	2011	2010	2009
GE	$968	$1,073	$1,012
GECS	615	637	801

At December 31, 2011, minimum rental commitments under noncancellable operating leases aggregated $2,387 million and $2,119 million for GE and GECS, respectively. Amounts payable over the next five years follow.

(In millions)	2012	2013	2014	2015	2016
GE	$519	$450	$381	$307	$263
GECS	505	332	253	197	167

GE's selling, general and administrative expenses totaled $17,556 million in 2011, $16,340 million in 2010 and $14,841 million in 2009. The increase in 2011 is primarily due to higher pension costs, increased acquisition-related costs, higher research and development spending and increased costs to support global growth, partially offset by the disposition of NBCU and lower restructuring and other charges. The increase in 2010 is primarily due to higher research and development spending, increased selling expenses to support global growth and higher pension costs, partially offset by lower restructuring and other charges.

Our Aviation segment enters into collaborative arrangements with manufacturers and suppliers of components used to build and maintain certain engines, under which GE and these participants share in risks and rewards of these product programs. Under these arrangements, participation fees earned and recorded as other income totaled $12 million, $4 million and $1 million for the years 2011, 2010 and 2009, respectively. Payments to participants are recorded as costs of services sold ($612 million, $563 million and $504 million for the years 2011, 2010 and 2009, respectively) or as cost of goods sold ($1,996 million, $1,751 million and $1,731 million for the years 2011, 2010 and 2009, respectively).

Note 20.

Earnings Per Share Information

	2011		2010		2009	
(In millions; per-share amounts in dollars)	Diluted	Basic	Diluted	Basic	Diluted	Basic
AMOUNTS ATTRIBUTABLE TO THE COMPANY:						
CONSOLIDATED						
Earnings from continuing operations for per-share calculation(a)(b)	**$14,053**	**$14,053**	$12,492	$12,492	$10,777	$10,776
Preferred stock dividends declared(c)	**(1,031)**	**(1,031)**	(300)	(300)	(300)	(300)
Earnings from continuing operations attributable to common shareowners for per-share calculation(a)(b)	**13,022**	**13,021**	12,192	12,192	10,477	10,476
Earnings (loss) from discontinued operations for per-share calculation(a)(b)	**78**	**78**	(868)	(869)	220	219
Net earnings attributable to common shareowners for per-share calculation(a)(b)	**$13,098**	**$13,098**	$11,322	$11,322	$10,695	$10,694
AVERAGE EQUIVALENT SHARES						
Shares of GE common stock outstanding	**10,591**	**10,591**	10,661	10,661	10,614	10,614
Employee compensation-related shares, including stock options	**29**	**—**	17	—	1	—
Total average equivalent shares	**10,620**	**10,591**	10,678	10,661	10,615	10,614
PER-SHARE AMOUNTS						
Earnings from continuing operations	**$ 1.23**	**$ 1.23**	$ 1.14	$ 1.14	$ 0.99	$ 0.99
Earnings (loss) from discontinued operations	**0.01**	**0.01**	(0.08)	(0.08)	0.02	0.02
Net earnings	**1.23**	**1.24**	1.06	1.06	1.01	1.01

Our unvested restricted stock unit awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of earnings per share pursuant to the two-class method. Application of this treatment has an insignificant effect.

(a) Included an insignificant amount of dividend equivalents in each of the three years presented.

(b) Included an insignificant amount related to accretion of redeemable securities in 2010 and 2009.

(c) Included $806 million related to the redemption of our 10% cumulative preferred stock in 2011. See Note 15.

For the years ended December 31, 2011, 2010 and 2009, there were approximately 321 million, 325 million and 328 million, respectively, of outstanding stock awards that were not included in the computation of diluted earnings per share because their effect was antidilutive.

Earnings-per-share amounts are computed independently for earnings from continuing operations, earnings (loss) from discontinued operations and net earnings. As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings.

Note 21.

Fair Value Measurements

For a description of how we estimate fair value, see Note 1.

The following tables present our assets and liabilities measured at fair value on a recurring basis. Included in the tables are investment securities primarily supporting obligations to annuitants and policyholders in our run-off insurance operations, supporting obligations to holders of GICs in Trinity (which ceased issuing new investment contracts beginning in the first quarter of 2010) and investment securities held at our treasury operations and investments held in our CLL business collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries. Such securities are mainly investment grade.

(In millions)	Level 1 (a)	Level 2 (a)	Level 3 (b)	Netting adjustment (c)	Net balance
DECEMBER 31, 2011					
ASSETS					
Investment securities					
Debt					
U.S. corporate	$ —	$20,535	$ 3,235	$ —	$23,770
State and municipal	—	3,157	77	—	3,234
Residential mortgage-backed	—	2,568	41	—	2,609
Commercial mortgage-backed	—	2,824	4	—	2,828
Asset-backed (d)	—	930	4,040	—	4,970
Corporate—non-U.S.	71	1,058	1,204	—	2,333
Government—non-U.S.	1,003	1,444	84	—	2,531
U.S. government and federal agency	—	3,805	253	—	4,058
Retained interests	—	—	35	—	35
Equity					
Available-for-sale	730	18	17	—	765
Trading	241	—	—	—	241
Derivatives (e)	—	15,252	393	(5,604)	10,041
Other (f)	—	—	817	—	817
Total	$2,045	$51,591	$10,200	$(5,604)	$58,232
LIABILITIES					
Derivatives	$ —	$ 5,010	$ 27	$(4,308)	$ 729
Other (g)	—	863	—	—	863
Total	$ —	$ 5,873	$ 27	$(4,308)	$ 1,592
DECEMBER 31, 2010					
ASSETS					
Investment securities					
Debt					
U.S. corporate	$ —	$18,956	$ 3,199	$ —	$22,155
State and municipal	—	2,499	225	—	2,724
Residential mortgage-backed	47	2,696	66	—	2,809
Commercial mortgage-backed	—	2,875	49	—	2,924
Asset-backed	—	690	2,540	—	3,230
Corporate—non-U.S.	89	1,292	1,486	—	2,867
Government—non-U.S.	777	1,333	156	—	2,266
U.S. government and federal agency	—	3,576	210	—	3,786
Retained interests	—	—	39	—	39
Equity					
Available-for-sale	677	20	24	—	721
Trading	417	—	—	—	417
Derivatives (e)	—	10,997	359	(5,910)	5,446
Other (f)	—	—	906	—	906
Total	$2,007	$44,934	$ 9,259	$(5,910)	$50,290
LIABILITIES					
Derivatives	$ —	$ 6,553	$ 103	$(5,242)	$ 1,414
Other (g)	—	920	—	—	920
Total	$ —	$ 7,473	$ 103	$(5,242)	$ 2,334

(a) The fair value of securities transferred between Level 1 and Level 2 was $67 million in 2011.

(b) Level 3 investment securities valued using non-binding broker quotes and other third parties totaled $2,386 million and $1,054 million at December 31, 2011 and 2010, respectively, and were classified as available-for-sale securities.

(c) The netting of derivative receivables and payables is permitted when a legally enforceable master netting agreement exists and when collateral is posted to us.

(d) Includes investments in our CLL business in asset-backed securities collateralized by senior secured loans of high-quality, middle-market companies in a variety of industries.

(e) The fair value of derivatives included an adjustment for non-performance risk. The cumulative adjustment was a loss of $13 million at December 31, 2011 and $10 million at December 31, 2010. See Note 22 for additional information on the composition of our derivative portfolio.

(f) Included private equity investments and loans designated under the fair value option.

(g) Primarily represented the liability associated with certain of our deferred incentive compensation plans.

The following tables present the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2011 and 2010, respectively. The majority of our Level 3 balances consist of investment securities classified as available-for-sale with changes in fair value recorded in shareowners' equity.

CHANGES IN LEVEL 3 INSTRUMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

(In millions)	Balance at January 1, 2011	Net realized/ unrealized gains (losses) included in earnings[a]	Net realized/ unrealized gains (losses) included in accumulated other comprehensive income	Purchases	Sales	Settlements	Transfers into Level 3[b]	Transfers out of Level 3[b]	Balance at December 31, 2011	Net change in unrealized gains (losses) relating to instruments still held at December 31, 2011[c]
Investment securities										
Debt										
U.S. corporate	$3,199	$ 78	$(157)	$ 235	$(183)	$(112)	$182	$ (7)	$ 3,235	$ —
State and municipal	225	—	—	12	—	(8)	—	(152)	77	—
Residential mortgage-backed	66	(3)	1	2	(5)	(1)	71	(90)	41	—
Commercial mortgage-backed	49	—	—	6	—	(4)	3	(50)	4	—
Asset-backed	2,540	(10)	61	2,157	(185)	(11)	1	(513)	4,040	—
Corporate—non-U.S.	1,486	(47)	(91)	25	(55)	(118)	85	(81)	1,204	—
Government—non-U.S.	156	(100)	48	41	(1)	(27)	107	(140)	84	—
U.S. government and federal agency	210	—	43	500	—	—	—	(500)	253	—
Retained interests	39	(28)	26	8	(5)	(5)	—	—	35	—
Equity										
Available-for-sale	24	—	—	—	—	—	4	(11)	17	—
Trading	—	—	—	—	—	—	—	—	—	—
Derivatives[d][e]	265	151	2	(2)	—	(207)	150	10	369	130
Other	906	95	(9)	152	(266)	(6)	—	(55)	817	34
Total	$9,165	$136	$ (76)	$3,136	$(700)	$(499)	$603	$(1,589)	$10,176	$164

(a) Earnings effects are primarily included in the "GECS revenues from services" and "Interest and other financial charges" captions in the Statement of Earnings.

(b) Transfers in and out of Level 3 are considered to occur at the beginning of the period. Transfers out of Level 3 were a result of increased use of quotes from independent pricing vendors based on recent trading activity.

(c) Represented the amount of unrealized gains or losses for the period included in earnings.

(d) Represented derivative assets net of derivative liabilities and included cash accruals of $3 million not reflected in the fair value hierarchy table.

(e) Gains (losses) included in net realized/unrealized gains (losses) included in earnings were offset by the earnings effects from the underlying items that were economically hedged. See Note 22.

CHANGES IN LEVEL 3 INSTRUMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

(In millions)	Balance at January 1, 2010[a]	Net realized/unrealized gains (losses) included in earnings[b]	Net realized/unrealized gains (losses) included in accumulated other comprehensive income	Purchases, Issuances and Settlements	Transfers in and/or out of Level 3[c]	Balance at December 31, 2010	Net change in unrealized gains (losses) relating to instruments still held at December 31, 2010[d]
Investment securities							
Debt							
U.S. corporate	$3,068	$ 79	$276	$ (215)	$ (9)	$3,199	$ —
State and municipal	205	—	25	(5)	—	225	—
Residential mortgage-backed	123	(1)	13	2	(71)	66	—
Commercial mortgage-backed	1,041	30	(2)	(1,017)	(3)	49	—
Asset-backed	1,872	25	14	733	(104)	2,540	—
Corporate—non-U.S.	1,331	(38)	(39)	250	(18)	1,486	—
Government—non-U.S.	163	—	(8)	—	1	156	—
U.S. government and federal agency	256	—	(44)	(2)	—	210	—
Retained interests	45	(1)	3	(8)	—	39	—
Equity							
Available-for-sale	19	—	3	—	2	24	1
Trading	—	—	—	—	—	—	—
Derivatives[e][f]	236	220	15	(79)	(127)	265	41
Other	891	5	(30)	40	—	906	3
Total	$9,250	$319	$226	$ (301)	$(329)	$9,165	$45

(a) Included $1,015 million in debt securities, a reduction in retained interests of $8,782 million and a reduction in derivatives of $365 million related to adoption of ASU 2009-16 & 17.

(b) Earnings effects are primarily included in the "GECS revenues from services" and "Interest and other financial charges" captions in the Statement of Earnings.

(c) Transfers in and out of Level 3 are considered to occur at the beginning of the period. Transfers out of Level 3 were a result of increased use of quotes from independent pricing vendors based on recent trading activity.

(d) Represented the amount of unrealized gains or losses for the period included in earnings.

(e) Represented derivative assets net of derivative liabilities and included cash accruals of $9 million not reflected in the fair value hierarchy table.

(f) Gains (losses) included in net realized/unrealized gains (losses) included in earnings were offset by the earnings effects from the underlying items that were economically hedged. See Note 22.

Non-Recurring Fair Value Measurements

The following table represents non-recurring fair value amounts (as measured at the time of the adjustment) for those assets remeasured to fair value on a non-recurring basis during the fiscal year and still held at December 31, 2011 and 2010. These assets can include loans and long-lived assets that have been reduced to fair value when they are held for sale, impaired loans that have been reduced based on the fair value of the underlying collateral, cost and equity method investments and long-lived assets that are written down to fair value when they are impaired and the remeasurement of retained investments in formerly consolidated subsidiaries upon a change in control that results in deconsolidation of a subsidiary, if we sell a controlling interest and retain a noncontrolling stake in the entity. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

	Remeasured during the year ended December 31			
	2011		2010	
(In millions)	Level 2	Level 3	Level 2	Level 3
Financing receivables and loans held for sale	**$ 158**	**$5,348**	$ 54	$ 6,833
Cost and equity method investments[a]	**—**	**403**	—	510
Long-lived assets, including real estate	**1,343**	**3,288**	1,025	5,811
Retained investments in formerly consolidated subsidiaries[b]	**—**	**—**	—	113
Total	**$1,501**	**$9,039**	$1,079	$13,267

(a) Includes the fair value of private equity and real estate funds included in Level 3 of $123 million and $296 million at December 31, 2011 and 2010, respectively.

(b) Excluded our retained investment in Regency, a formerly consolidated subsidiary, that was remeasured to a Level 1 fair value of $549 million in 2010.

The following table represents the fair value adjustments to assets measured at fair value on a non-recurring basis and still held at December 31, 2011 and 2010.

	Year ended December 31	
(In millions)	2011	2010
Financing receivables and loans held for sale	**$ (925)**	$(1,745)
Cost and equity method investments[a]	**(274)**	(274)
Long-lived assets, including real estate[b]	**(1,431)**	(2,958)
Retained investments in formerly consolidated subsidiaries	**—**	184
Total	**$(2,630)**	$(4,793)

(a) Includes fair value adjustments associated with private equity and real estate funds of $(24) million and $(198) million during 2011 and 2010, respectively.

(b) Includes impairments related to real estate equity properties and investments recorded in other costs and expenses of $976 million and $2,089 million during 2011 and 2010, respectively.

Note 22.

Financial Instruments

The following table provides information about the assets and liabilities not carried at fair value in our Statement of Financial Position. Consistent with ASC 825, *Financial Instruments*, the table excludes finance leases and non-financial assets and liabilities. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using financial models. Realization of the fair value of these instruments depends upon market forces beyond our control, including marketplace liquidity.

	2011			2010		
		Assets (liabilities)			Assets (liabilities)	
December 31 (In millions)	Notional amount	Carrying amount (net)	Estimated fair value	Notional amount	Carrying amount (net)	Estimated fair value
GE						
Assets						
Investments and notes receivable	$ (a)	$ 285	$ 285	$ (a)	$ 414	$ 414
Liabilities						
Borrowings[b]	(a)	(11,589)	(12,535)	(a)	(10,112)	(10,953)
GECS						
Assets						
Loans	(a)	251,459	251,587	(a)	268,239	264,550
Other commercial mortgages	(a)	1,494	1,537	(a)	1,041	1,103
Loans held for sale	(a)	496	497	(a)	287	287
Other financial instruments[c]	(a)	2,071	2,534	(a)	2,103	2,511
Liabilities						
Borrowings and bank deposits[b][d]	(a)	(443,097)	(449,403)	(a)	(470,520)	(482,724)
Investment contract benefits	(a)	(3,493)	(4,240)	(a)	(3,726)	(4,264)
Guaranteed investment contracts	(a)	(4,226)	(4,266)	(a)	(5,502)	(5,524)
Insurance—credit life[e]	1,944	(106)	(88)	1,825	(103)	(69)

(a) These financial instruments do not have notional amounts.

(b) See Note 10.

(c) Principally cost method investments.

(d) Fair values exclude interest rate and currency derivatives designated as hedges of borrowings. Had they been included, the fair value of borrowings at December 31, 2011 and 2010 would have been reduced by $9,051 million and $4,298 million, respectively.

(e) Net of reinsurance of $2,000 million and $2,800 million at December 31, 2011 and 2010, respectively.

A description of how we estimate fair values follows.

Loans

Based on a discounted future cash flows methodology, using current market interest rate data adjusted for inherent credit risk or quoted market prices and recent transactions, if available.

Borrowings and bank deposits

Based on valuation methodologies using current market interest rate data which are comparable to market quotes adjusted for our non-performance risk.

Investment contract benefits

Based on expected future cash flows, discounted at currently offered rates for immediate annuity contracts or the income approach for single premium deferred annuities.

Guaranteed investment contracts

Based on valuation methodologies using current market interest rate data, adjusted for our non-performance risk.

All other instruments

Based on observable market transactions and/or valuation methodologies using current market interest rate data adjusted for inherent credit risk.

Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the above disclosures; such items include cash and equivalents, investment securities and derivative financial instruments.

Additional information about certain categories in the table above follows.

INSURANCE—CREDIT LIFE

Certain insurance affiliates, primarily in Consumer, issue credit life insurance designed to pay the balance due on a loan if the borrower dies before the loan is repaid. As part of our overall risk management process, we cede to third parties a portion of this associated risk, but are not relieved of our primary obligation to policyholders.

LOAN COMMITMENTS

December 31 (In millions)	Notional amount 2011	2010
Ordinary course of business lending commitments[a]	$ 3,756	$ 3,853
Unused revolving credit lines[b]		
Commercial[c]	18,757	21,314
Consumer—principally credit cards	257,646	227,006

(a) Excluded investment commitments of $2,064 million and $1,990 million as of December 31, 2011 and 2010, respectively.

(b) Excluded inventory financing arrangements, which may be withdrawn at our option, of $12,354 million and $12,303 million as of December 31, 2011 and 2010, respectively.

(c) Included commitments of $14,057 million and $16,243 million as of December 31, 2011 and 2010, respectively, associated with secured financing arrangements that could have increased to a maximum of $17,344 million and $20,268 million at December 31, 2011 and 2010, respectively, based on asset volume under the arrangement.

DERIVATIVES AND HEDGING

As a matter of policy, we use derivatives for risk management purposes, and we do not use derivatives for speculative purposes. A key risk management objective for our financial services businesses is to mitigate interest rate and currency risk by seeking to ensure that the characteristics of the debt match the assets they are funding. If the form (fixed versus floating) and currency denomination of the debt we issue do not match the related assets, we typically execute derivatives to adjust the nature and tenor of funding to meet this objective. The determination of whether we enter into a derivative transaction or issue debt directly to achieve this objective depends on a number of factors, including market related factors that affect the type of debt we can issue.

The notional amounts of derivative contracts represent the basis upon which interest and other payments are calculated and are reported gross, except for offsetting foreign currency forward contracts that are executed in order to manage our currency risk of net investment in foreign subsidiaries. Of the outstanding notional amount of $328,000 million, approximately 89% or $292,000 million, is associated with reducing or eliminating the interest rate, currency or market risk between financial assets and liabilities in our financial services businesses. The remaining derivative activities primarily relate to hedging against adverse changes in currency exchange rates and commodity prices related to anticipated sales and purchases and contracts containing certain clauses which meet the accounting definition of a derivative. The instruments used in these activities are designated as hedges when practicable. When we are not able to apply hedge accounting, or when the derivative and the hedged item are both recorded in earnings currently, the derivatives are deemed economic hedges and hedge accounting is not applied. This most frequently occurs when we hedge a recognized foreign currency transaction (e.g., a receivable or payable) with a derivative. Since the effects of changes in exchange rates are reflected currently in earnings for both the derivative and the transaction, the economic hedge does not require hedge accounting.

The following table provides information about the fair value of our derivatives by contract type, separating those accounted for as hedges and those that are not.

	2011		2010	
	Fair value		Fair value	
December 31 (In millions)	Assets	Liabilities	Assets	Liabilities
DERIVATIVES ACCOUNTED FOR AS HEDGES				
Interest rate contracts	**$ 9,446**	**$ 1,049**	$ 5,959	$ 2,675
Currency exchange contracts	**4,189**	**3,174**	2,965	2,533
Other contracts	**1**	**11**	5	—
	13,636	**4,234**	8,929	5,208
DERIVATIVES NOT ACCOUNTED FOR AS HEDGES				
Interest rate contracts	**319**	**241**	294	552
Currency exchange contracts	**1,309**	**425**	1,602	846
Other contracts	**381**	**137**	531	50
	2,009	**803**	2,427	1,448
NETTING ADJUSTMENTS[a]	**(3,294)**	**(3,281)**	(3,867)	(3,857)
CASH COLLATERAL[b][c]	**(2,310)**	**(1,027)**	(2,043)	(1,385)
Total	**$10,041**	**$ 729**	$ 5,446	$ 1,414

Derivatives are classified in the captions "All other assets" and "All other liabilities" in our financial statements.

(a) The netting of derivative receivables and payables is permitted when a legally enforceable master netting agreement exists. Amounts included fair value adjustments related to our own and counterparty non-performance risk. At December 31, 2011 and 2010, the cumulative adjustment for non-performance risk was a loss of $13 million and $10 million, respectively.

(b) Excludes excess collateralization of $579 million at December 31, 2011 and an insignificant amount at December 31, 2010.

(c) Excludes securities pledged to us as collateral of $10,574 million and $5,577 million at December 31, 2011 and 2010, respectively.

Fair Value Hedges

We use interest rate and currency exchange derivatives to hedge the fair value effects of interest rate and currency exchange rate changes on local and non-functional currency denominated fixed-rate debt. For relationships designated as fair value hedges, changes in fair value of the derivatives are recorded in earnings within interest and other financial charges, along with offsetting adjustments to the carrying amount of the hedged debt. The following table provides information about the earnings effects of our fair value hedging relationships for the years ended December 31, 2011 and 2010.

	2011		2010	
(In millions)	Gain (loss) on hedging derivatives	Gain (loss) on hedged items	Gain (loss) on hedging derivatives	Gain (loss) on hedged items
Interest rate contracts	**$5,888**	**$(6,322)**	$2,387	$(2,924)
Currency exchange contracts	**119**	**(144)**	47	(60)

Fair value hedges resulted in $(459) million and $(550) million of ineffectiveness in 2011 and 2010, respectively. In both 2011 and 2010, there were insignificant amounts excluded from the assessment of effectiveness.

Cash Flow Hedges

We use interest rate, currency exchange and commodity derivatives to reduce the variability of expected future cash flows associated with variable rate borrowings and commercial purchase and sale transactions, including commodities. For derivatives that are designated in a cash flow hedging relationship, the effective portion of the change in fair value of the derivative is reported as a component of AOCI and reclassified into earnings contemporaneously and in the same caption with the earnings effects of the hedged transaction.

The following table provides information about the amounts recorded in AOCI, as well as the gain (loss) recorded in earnings, primarily in interest and other financial charges, when reclassified out of AOCI, for the years ended December 31, 2011 and 2010.

	Gain (loss) recognized in AOCI		Gain (loss) reclassified from AOCI into earnings	
(In millions)	2011	2010	2011	2010
Interest rate contracts	**$(302)**	$ (571)	**$ (820)**	$(1,356)
Currency exchange contracts	**(292)**	(550)	**(370)**	(445)
Commodity contracts	**(13)**	10	**10**	2
Total	**$(607)**	$(1,111)	**$(1,180)**	$(1,799)

The total pre-tax amount in AOCI related to cash flow hedges of forecasted transactions was a $1,400 million loss at December 31, 2011. We expect to transfer $693 million to earnings as an expense in the next 12 months contemporaneously with the earnings effects of the related forecasted transactions. In 2011, we recognized insignificant gains and losses related to hedged forecasted transactions and firm commitments that did not occur by the end of the originally specified period. At December 31, 2011 and 2010, the maximum term of derivative instruments that hedge forecasted transactions was 21 years and 22 years, respectively.

For cash flow hedges, the amount of ineffectiveness in the hedging relationship and amount of the changes in fair value of the derivatives that are not included in the measurement of ineffectiveness are both reflected in earnings each reporting period. These amounts are primarily reported in GECS revenues from services and totaled $29 million and $19 million for the years ended December 31, 2011 and 2010, respectively.

Net Investment Hedges in Foreign Operations

We use currency exchange derivatives to protect our net investments in global operations conducted in non-U.S. dollar currencies. For derivatives that are designated as hedges of net investment in a foreign operation, we assess effectiveness based on changes in spot currency exchange rates. Changes in spot rates on the derivative are recorded as a component of AOCI until such time as the foreign entity is substantially liquidated or sold. The change in fair value of the forward points, which reflects the interest rate differential between the two countries on the derivative, is excluded from the effectiveness assessment.

The following table provides information about the amounts recorded in AOCI for the years ended December 31, 2011 and 2010, as well as the gain (loss) recorded in GECS revenues from services when reclassified out of AOCI.

	Gain (loss) recognized in CTA		Gain (loss) reclassified from CTA	
(In millions)	2011	2010	2011	2010
Currency exchange contracts	**$1,232**	$(2,023)	**$(716)**	$56

The amounts related to the change in the fair value of the forward points that are excluded from the measure of effectiveness were $(1,345) million and $(906) million for the years ended December 31, 2011 and 2010, respectively, and are recorded in interest and other financial charges.

Free-Standing Derivatives

Changes in the fair value of derivatives that are not designated as hedges are recorded in earnings each period. As discussed above, these derivatives are typically entered into as economic hedges of changes in interest rates, currency exchange rates, commodity prices and other risks. Gains or losses related to the derivative are typically recorded in GECS revenues from services or other income, based on our accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. Losses for the year ended December 31, 2011 on derivatives not designated as hedges were $(876) million composed of amounts related to interest rate contracts of $(5) million, currency exchange contracts of $(817) million, and other derivatives of $(54) million. These losses were more than offset by the earnings effects from the underlying items that were economically hedged. Losses for the year ended December 31, 2010 on derivatives not designated as hedges, without considering the offsetting earnings effects from the item representing the economic risk exposure, were $(302) million composed of amounts related to interest rate contracts of $185 million, currency exchange contracts of $(666) million, and other derivatives of $179 million.

Counterparty Credit Risk

Fair values of our derivatives can change significantly from period to period based on, among other factors, market movements and changes in our positions. We manage counterparty credit risk (the risk that counterparties will default and not make payments to us according to the terms of our agreements) on an individual counterparty basis. Where we have agreed to netting of derivative exposures with a counterparty, we net our exposures with that counterparty and apply the value of collateral posted to us to determine the exposure. We actively monitor these net exposures against defined limits and take appropriate actions in response, including requiring additional collateral.

As discussed above, we have provisions in certain of our master agreements that require counterparties to post collateral (typically, cash or U.S. Treasuries) when our receivable due from the counterparty, measured at current market value, exceeds a specified limit. At December 31, 2011, our exposure to counterparties, including interest due, net of collateral we hold, was $900 million. The fair value of such collateral was $12,907 million, of which $2,333 million was cash and $10,574 million was in the form of securities held by a custodian for our benefit. Under certain of these same agreements, we post collateral to our counterparties for our derivative obligations, the fair value of which was $1,111 million at December 31, 2011.

Additionally, our master agreements typically contain mutual downgrade provisions that provide the ability of each party to require termination if the long-term credit rating of the counterparty were to fall below A-/A3. In certain of these master agreements, each party also has the ability to require termination if the short-term rating of the counterparty were to fall below A-1/P-1. The net amount relating to our derivative liability subject to these provisions, after consideration of collateral posted by us, and outstanding interest payments, was $1,199 million at December 31, 2011.

Note 23.

Supplemental Information about the Credit Quality of Financing Receivables and Allowance for Losses on Financing Receivables

We provide further detailed information about the credit quality of our Commercial, Real Estate and Consumer financing receivables portfolios. For each portfolio, we describe the characteristics of the financing receivables and provide information about collateral, payment performance, credit quality indicators, and impairment. We manage these portfolios using delinquency and nonearning data as key performance indicators. The categories used within this section such as impaired loans, TDR and nonaccrual financing receivables are defined by the authoritative guidance and we base our categorization on the related scope and definitions contained in the related standards. The categories of nonearning and delinquent are defined by us and are used in our process for managing our financing receivables. Definitions of these categories are provided in Note 1.

Commercial

FINANCING RECEIVABLES AND ALLOWANCE FOR LOSSES

The following table provides further information about general and specific reserves related to Commercial financing receivables.

COMMERCIAL

	Financing receivables	
December 31 (In millions)	**2011**	2010
CLL		
Americas[a]	**$ 80,505**	$ 88,558
Europe	**36,899**	37,498
Asia	**11,635**	11,943
Other[a]	**436**	664
Total CLL	**129,475**	138,663
Energy Financial Services	**5,912**	7,011
GECAS	**11,901**	12,615
Other	**1,282**	1,788
Total Commercial financing receivables, before allowance for losses	**$148,570**	$160,077
Non-impaired financing receivables	**$142,908**	$154,257
General reserves	**718**	1,014
Impaired loans	**5,662**	5,820
Specific reserves	**812**	1,031

(a) During 2011, we transferred our Railcar lending and leasing portfolio from CLL Other to CLL Americas. Prior-period amounts were reclassified to conform to the current-period presentation.

PAST DUE FINANCING RECEIVABLES

The following table displays payment performance of Commercial financing receivables.

COMMERCIAL

	2011		2010	
December 31	Over 30 days past due	Over 90 days past due	Over 30 days past due	Over 90 days past due
CLL				
Americas	**1.3%**	**0.8%**	1.2%	0.8%
Europe	**3.8**	**2.1**	4.2	2.3
Asia	**1.3**	**1.0**	2.2	1.4
Other	**2.0**	**0.1**	2.4	1.2
Total CLL	**2.0**	**1.2**	2.1	1.3
Energy Financial Services	**0.3**	**0.3**	0.9	0.8
GECAS	**—**	**—**	—	—
Other	**3.7**	**3.5**	5.8	5.5
Total	**2.0**	**1.1**	2.0	1.2

NONACCRUAL FINANCING RECEIVABLES

The following table provides further information about Commercial financing receivables that are classified as nonaccrual. Of our $4,718 million and $5,463 million of nonaccrual financing receivables at December 31, 2011 and December 31, 2010, respectively, $1,227 million and $1,016 million are currently paying in accordance with their contractual terms, respectively.

COMMERCIAL

	Nonaccrual financing receivables		Nonearning financing receivables	
December 31 (Dollars in millions)	2011	2010	2011	2010
CLL				
Americas	$2,417	$3,208	$1,862	$2,573
Europe	1,599	1,415	1,167	1,241
Asia	428	616	269	406
Other	68	7	11	6
Total CLL	4,512	5,246	3,309	4,226
Energy Financial Services	22	78	22	62
GECAS	69	—	55	—
Other	115	139	65	102
Total	$4,718	$5,463	$3,451	$4,390
Allowance for losses percentage	32.4%	37.4%	44.3%	46.6%

IMPAIRED LOANS

The following table provides information about loans classified as impaired and specific reserves related to Commercial.

COMMERCIAL[a]

	With no specific allowance			With a specific allowance			
December 31 (In millions)	Recorded investment in loans	Unpaid principal balance	Average investment in loans	Recorded investment in loans	Unpaid principal balance	Associated allowance	Average investment in loans
2011							
CLL							
Americas	$2,136	$2,219	$2,128	$1,367	$1,415	$ 425	$1,468
Europe	936	1,060	1,001	730	717	263	602
Asia	85	83	94	156	128	84	214
Other	54	58	13	11	11	2	5
Total CLL	3,211	3,420	3,236	2,264	2,271	774	2,289
Energy Financial Services	4	4	20	18	18	9	87
GECAS	28	28	59	—	—	—	11
Other	62	63	67	75	75	29	97
Total	$3,305	$3,515	$3,382	$2,357	$2,364	$ 812	$2,484
2010							
CLL							
Americas	$2,030	$2,127	$1,547	$1,699	$1,744	$ 589	$1,754
Europe	802	674	629	566	566	267	563
Asia	119	117	117	338	303	132	334
Other	—	—	9	—	—	—	—
Total CLL	2,951	2,918	2,302	2,603	2,613	988	2,651
Energy Financial Services	54	61	76	24	24	6	70
GECAS	24	24	50	—	—	—	31
Other	58	57	30	106	99	37	82
Total	$3,087	$3,060	$2,458	$2,733	$2,736	$1,031	$2,834

(a) We recognized $193 million and $88 million of interest income, including $59 million and $39 million on a cash basis, for the years ended December 31, 2011 and 2010, respectively, principally in our CLL Americas business. The total average investment in impaired loans for the years ended December 31, 2011 and 2010 was $5,866 million and $5,292 million, respectively.

Impaired loans classified as TDRs in our CLL business were $3,642 million and $2,911 million at December 31, 2011 and 2010, respectively, and were primarily attributable to CLL Americas ($2,746 million and $2,347 million, respectively). For the year ended December 31, 2011, we modified $1,856 million of loans classified as TDRs, primarily in CLL Americas ($1,105 million) and CLL EMEA ($646 million). Changes to these loans primarily included debt to equity exchange, extensions, interest only payment periods and forbearance or other actions, which are in addition to, or sometimes in lieu of, fees and rate increases. Of our modifications classified as TDRs in the last year, $101 million have subsequently experienced a payment default.

CREDIT QUALITY INDICATORS

Substantially all of our Commercial financing receivables portfolio is secured lending and we assess the overall quality of the portfolio based on the potential risk of loss measure. The metric incorporates both the borrower's credit quality along with any related collateral protection.

Our internal risk ratings process is an important source of information in determining our allowance for losses and represents a comprehensive, statistically validated approach to evaluate risk in our financing receivables portfolios. In deriving our internal risk ratings, we stratify our Commercial portfolios into twenty-one categories of default risk and/or six categories of loss given default to group into three categories: A, B and C. Our process starts by developing an internal risk rating for our borrowers, which are based upon our proprietary models using data derived from borrower financial statements, agency ratings, payment history information, equity prices and other commercial borrower characteristics. We then evaluate the potential risk of loss for the specific lending transaction in the event of borrower default, which takes into account such factors as applicable collateral value, historical loss and recovery rates for similar transactions, and our collection capabilities. Our internal risk ratings process and the models we use are subject to regular monitoring and validation controls. The frequency of rating updates is set by our credit risk policy, which requires annual Audit Committee approval. The models are updated on a regular basis and statistically validated annually, or more frequently as circumstances warrant.

The table below summarizes our Commercial financing receivables by risk category. As described above, financing receivables are assigned one of twenty-one risk ratings based on our process and then these are grouped by similar characteristics into three categories in the table below. Category A is characterized by either high credit quality borrowers or transactions with significant collateral coverage which substantially reduces or eliminates the risk of loss in the event of borrower default. Category B is characterized by borrowers with weaker credit quality than those in Category A, or transactions with moderately strong collateral coverage which minimizes but may not fully mitigate the risk of loss in the event of default. Category C is characterized by borrowers with higher levels of default risk relative to our overall portfolio or transactions where collateral coverage may not fully mitigate a loss in the event of default.

COMMERCIAL

	Secured			
December 31 (In millions)	A	B	C	Total
2011				
CLL				
Americas[a]	**$ 73,103**	**$2,816**	**$4,586**	**$ 80,505**
Europe	**33,481**	**1,080**	**1,002**	**35,563**
Asia	**10,644**	**116**	**685**	**11,445**
Other[a]	**345**	**—**	**91**	**436**
Total CLL	**117,573**	**4,012**	**6,364**	**127,949**
Energy Financial Services	**5,727**	**24**	**18**	**5,769**
GECAS	**10,881**	**970**	**50**	**11,901**
Other	**1,282**	**—**	**—**	**1,282**
Total	**$135,463**	**$5,006**	**$6,432**	**$146,901**
2010				
CLL				
Americas[a]	$ 78,939	$4,103	$5,516	$ 88,558
Europe	33,642	840	1,262	35,744
Asia	10,777	199	766	11,742
Other[a]	544	66	54	664
Total CLL	123,902	5,208	7,598	136,708
Energy Financial Services	6,775	183	53	7,011
GECAS	11,034	1,193	388	12,615
Other	1,788	—	—	1,788
Total	$143,499	$6,584	$8,039	$158,122

(a) During 2011, we transferred our Railcar lending and leasing portfolio from CLL Other to CLL Americas. Prior-period amounts were reclassified to conform to the current-period presentation.

For our secured financing receivables portfolio, our collateral position and ability to work out problem accounts mitigates our losses. Our asset managers have deep industry expertise that enables us to identify the optimum approach to default situations. We price risk premiums for weaker credits at origination, closely monitor changes in creditworthiness through our risk ratings and watch list process, and are engaged early with deteriorating credits to minimize economic loss. Secured financing receivables within risk Category C are predominantly in our CLL businesses and are primarily composed of senior term lending facilities and factoring programs secured by various asset types including inventory, accounts receivable, cash, equipment and related business facilities as well as franchise finance activities secured by underlying equipment.

Loans within Category C are reviewed and monitored regularly, and classified as impaired when it is probable that they will not pay in accordance with contractual terms. Our internal risk rating process identifies credits warranting closer monitoring; and as such, these loans are not necessarily classified as nonearning or impaired.

Substantially all of our unsecured Commercial financing receivables portfolio is attributable to our Interbanca S.p.A. and GE Sanyo Credit acquisitions in Europe and Asia, respectively. At December 31, 2011 and December 31, 2010, these financing receivables included $325 million and $208 million rated A, $748 million and $964 million rated B, and $596 million and $783 million rated C, respectively.

Real Estate

FINANCING RECEIVABLES AND ALLOWANCE FOR LOSSES

The following table provides further information about general and specific reserves related to Real Estate financing receivables.

REAL ESTATE

	Financing receivables	
December 31 (In millions)	2011	2010
Debt	**$24,501**	$30,249
Business Properties	**8,248**	9,962
Total Real Estate financing receivables, before allowance for losses	**$32,749**	$40,211
Non-impaired financing receivables	**$24,002**	$30,394
General reserves	**267**	338
Impaired loans	**8,747**	9,817
Specific reserves	**822**	1,150

PAST DUE FINANCING RECEIVABLES

The following table displays payment performance of Real Estate financing receivables.

REAL ESTATE

	2011		2010	
December 31	Over 30 days past due	Over 90 days past due	Over 30 days past due	Over 90 days past due
Debt	**2.4%**	**2.3%**	4.3%	4.1%
Business Properties	**3.9**	**3.0**	4.6	3.9
Total	**2.8**	**2.5**	4.4	4.0

NONACCRUAL FINANCING RECEIVABLES

The following table provides further information about Real Estate financing receivables that are classified as nonaccrual. Of our $6,949 million and $9,719 million of nonaccrual financing receivables at December 31, 2011 and December 31, 2010, respectively, $6,061 million and $7,888 million are currently paying in accordance with their contractual terms, respectively.

REAL ESTATE

	Nonaccrual financing receivables		Nonearning financing receivables	
December 31 (Dollars in millions)	2011	2010	2011	2010
Debt	**$6,351**	$9,039	**$541**	$ 961
Business Properties	**598**	680	**249**	386
Total	**$6,949**	$9,719	**$790**	$1,347
Allowance for losses percentage	**15.7%**	15.3%	**137.8%**	110.5%

IMPAIRED LOANS

The following table provides information about loans classified as impaired and specific reserves related to Real Estate.

REAL ESTATE[a]

	With no specific allowance			With a specific allowance			
December 31 (In millions)	Recorded investment in loans	Unpaid principal balance	Average investment in loans	Recorded investment in loans	Unpaid principal balance	Associated allowance	Average investment in loans
2011							
Debt	**$3,558**	**$3,614**	**$3,568**	**$4,560**	**$4,652**	**$ 717**	**$5,435**
Business Properties	**232**	**232**	**215**	**397**	**397**	**105**	**460**
Total	**$3,790**	**$3,846**	**$3,783**	**$4,957**	**$5,049**	**$ 822**	**$5,895**
2010							
Debt	$2,814	$2,873	$1,598	$6,323	$6,498	$1,007	$6,116
Business Properties	191	213	141	489	476	143	382
Total	$3,005	$3,086	$1,739	$6,812	$6,974	$1,150	$6,498

(a) We recognized $399 million and $189 million of interest income, including $339 million and $189 million on a cash basis, for the years ended December 31, 2011 and 2010, respectively, principally in our Real Estate-Debt portfolio. The total average investment in impaired loans for the years ended December 31, 2011 and 2010 was $9,678 million and $8,237 million, respectively.

Real Estate TDRs increased from $4,866 million at December 31, 2010 to $7,006 million at December 31, 2011, primarily driven by loans scheduled to mature during 2011, some of which were modified during 2011 and classified as TDRs upon modification. We deem loan modifications to be TDRs when we have granted a concession to a borrower experiencing financial difficulty and we do not receive adequate compensation in the form of an effective interest rate that is at current market rates of interest given the risk characteristics of the loan or other consideration that compensates us for the value of the concession. The limited liquidity and higher return requirements in the real estate market for loans with higher loan-to-value (LTV) ratios has typically resulted in the conclusion that the modified terms are not at current market rates of interest, even if the modified loans are expected to be fully recoverable. For the year ended December 31, 2011, we modified $3,965 million of loans classified as TDRs, substantially all in our Debt portfolio. Changes to these loans primarily included maturity extensions, principal payment acceleration, changes to collateral or covenant terms and cash sweeps, which are in addition to, or sometimes in lieu of, fees and rate increases. Of our modifications classified as TDRs in the last year, $140 million have subsequently experienced a payment default.

CREDIT QUALITY INDICATORS

Due to the primarily non-recourse nature of our Debt portfolio, loan-to-value ratios provide the best indicators of the credit quality of the portfolio. By contrast, the credit quality of the Business Properties portfolio is primarily influenced by the strength of the borrower's general credit quality, which is reflected in our internal risk rating process, consistent with the process we use for our Commercial portfolio.

	Loan-to-value ratio		
December 31 (In millions)	Less than 80%	80% to 95%	Greater than 95%
2011			
Debt	**$14,454**	**$4,593**	**$5,454**
2010			
Debt	$12,362	$9,392	$8,495

	Internal Risk Rating		
December 31 (In millions)	A	B	C
2011			
Business Properties	**$ 7,628**	**$ 110**	**$ 510**
2010			
Business Properties	$ 8,746	$ 437	$ 779

Within Real Estate-Debt, these financing receivables are primarily concentrated in our North American and European Lending platforms and are secured by various property types. A substantial majority of the Real Estate-Debt financing receivables with loan-to-value ratios greater than 95% are paying in accordance with contractual terms. Substantially all of these loans and substantially all of the Real Estate-Business Properties financing receivables included in Category C are impaired loans which are subject to the specific reserve evaluation process described in Note 1. The ultimate recoverability of impaired loans is driven by collection strategies that do not necessarily depend on the sale of the underlying collateral and include full or partial repayments through third-party refinancing and restructurings.

Consumer

At December 31, 2011, our U.S. consumer financing receivables included private-label credit card and sales financing for approximately 56 million customers across the U.S. with no metropolitan area accounting for more than 5% of the portfolio. Of the total U.S. consumer financing receivables, approximately 65% relate to credit card loans, which are often subject to profit and loss-sharing arrangements with the retailer (which are recorded in revenues), and the remaining 35% are sales finance receivables, which provide financing to customers in areas such as electronics, recreation, medical and home improvement.

FINANCING RECEIVABLES AND ALLOWANCE FOR LOSSES

The following table provides further information about general and specific reserves related to Consumer financing receivables.

CONSUMER

	Financing receivables	
December 31 (In millions)	2011	2010
Non-U.S. residential mortgages	**$ 36,170**	$ 40,011
Non-U.S. installment and revolving credit	**18,544**	20,132
U.S. installment and revolving credit	**46,689**	43,974
Non-U.S. auto	**5,691**	7,558
Other	**7,244**	8,304
Total Consumer financing receivables, before allowance for losses	**$114,338**	$119,979
Non-impaired financing receivables	**$111,233**	$117,431
General reserves	**3,014**	3,945
Impaired loans	**3,105**	2,548
Specific reserves	**717**	555

PAST DUE FINANCING RECEIVABLES

The following table displays payment performance of Consumer financing receivables.

CONSUMER

	2011		2010	
December 31	Over 30 days past due	Over 90 days past due[a]	Over 30 days past due	Over 90 days past due[a]
Non-U.S. residential mortgages	**13.4%**	**8.8%**	13.7%	8.8%
Non-U.S. installment and revolving credit	**4.1**	**1.2**	4.5	1.3
U.S. installment and revolving credit	**5.0**	**2.2**	6.2	2.8
Non-U.S. auto	**3.1**	**0.5**	3.3	0.6
Other	**3.5**	**2.0**	4.2	2.3
Total	**7.3**	**4.0**	8.1	4.4

(a) Included $45 million and $65 million of loans at December 31, 2011 and December 31, 2010, respectively, which are over 90 days past due and accruing interest, mainly representing accretion on loans acquired at a discount.

NONACCRUAL FINANCING RECEIVABLES

The following table provides further information about Consumer financing receivables that are classified as nonaccrual.

CONSUMER

	Nonaccrual financing receivables		Nonearning financing receivables	
December 31 (Dollars in millions)	2011	2010	2011	2010
Non-U.S. residential mortgages	**$3,475**	$3,986	**$3,349**	$3,738
Non-U.S. installment and revolving credit	**321**	302	**263**	289
U.S. installment and revolving credit	**990**	1,201	**990**	1,201
Non-U.S. auto	**43**	46	**43**	46
Other	**487**	600	**419**	478
Total	**$5,316**	$6,135	**$5,064**	$5,752
Allowance for losses percentage	**70.2%**	73.3%	**73.7%**	78.2%

IMPAIRED LOANS

The vast majority of our Consumer nonaccrual financing receivables are smaller balance homogeneous loans evaluated collectively, by portfolio, for impairment and therefore are outside the scope of the disclosure requirement for impaired loans. Accordingly, impaired loans in our Consumer business represent restructured smaller balance homogeneous loans meeting the definition of a TDR, and are therefore subject to the disclosure requirement for impaired loans, and commercial loans in our Consumer–Other portfolio. The recorded investment of these impaired loans totaled $3,105 million (with an unpaid principal balance of $2,679 million) and comprised $69 million with no specific allowance, primarily all in our Consumer–Other portfolio, and $3,036 million with a specific allowance of $717 million at December 31, 2011. The impaired loans with a specific allowance included $369 million with a specific allowance of $102 million in our Consumer–Other portfolio and $2,667 million with a specific allowance of $615 million across the remaining Consumer business and had an unpaid principal balance and average investment of $2,244 million and $2,343 million, respectively, at December 31, 2011. We recognized $141 million and $114 million of interest income, including $15 million and $30 million on a cash basis, for the years ended December 31, 2011 and 2010, respectively, principally in our Consumer—Non-U.S. and U.S. installment and revolving credit portfolios. The total average investment in impaired loans for the years ended December 31, 2011 and 2010 was $2,840 million and $2,009 million, respectively.

Impaired loans classified as TDRs in our Consumer business were $2,935 million and $2,256 million at December 31, 2011 and 2010, respectively. We utilize certain loan modification programs for borrowers experiencing financial difficulties in our Consumer loan portfolio. These loan modification programs primarily include interest rate reductions and payment deferrals in excess of three months, which were not part of the terms of the original contract, and are primarily concentrated in our Non-U.S. residential mortgage and U.S. credit card portfolios. For the year ended December 31, 2011, we modified $1,970 million of consumer loans for borrowers experiencing financial difficulties, which are classified as TDRs, and included $1,020 million of non-U.S. consumer loans, primarily residential mortgages, credit cards and personal loans and approximately $950 million of credit card loans in the U.S. We expect borrowers whose loans have been modified under these programs to continue to be able to meet their contractual obligations upon the conclusion of the modification. For loans modified as TDRs in the last year, $251 million have subsequently experienced a payment default, primarily in our U.S. credit card and Non-U.S. residential mortgage portfolios.

CREDIT QUALITY INDICATORS

Our Consumer financing receivables portfolio comprises both secured and unsecured lending. Secured financing receivables comprise residential loans and lending to small and medium-sized enterprises predominantly secured by auto and equipment, inventory finance and cash flow loans. Unsecured financing receivables include private-label credit card financing. A substantial majority of these cards are not for general use and are limited to the products and services sold by the retailer. The private label portfolio is diverse with no metropolitan area accounting for more than 5% of the related portfolio.

NON-U.S. RESIDENTIAL MORTGAGES

For our secured non-U.S. residential mortgage book, we assess the overall credit quality of the portfolio through loan-to-value ratios (the ratio of the outstanding debt on a property to the value of that property at origination). In the event of default and repossession of the underlying collateral, we have the ability to remarket and sell the properties to eliminate or mitigate the potential risk of loss. The table below provides additional information about our non-U.S. residential mortgages based on loan-to-value ratios.

	Loan-to-value ratio		
December 31 (In millions)	80% or less	Greater than 80% to 90%	Greater than 90%
2011			
Non-U.S. residential mortgages	**$20,379**	**$6,145**	**$ 9,646**
2010			
Non-U.S. residential mortgages	$22,403	$7,023	$10,585

The majority of these financing receivables are in our U.K. and France portfolios and have re-indexed loan-to-value ratios of 84% and 56%, respectively. We have third-party mortgage insurance for approximately 68% of the balance of Consumer non-U.S. residential mortgage loans with loan-to-value ratios greater than 90% at December 31, 2011. Such loans were primarily originated in the U.K. and France.

INSTALLMENT AND REVOLVING CREDIT

For our unsecured lending products, including the non-U.S. and U.S. installment and revolving credit and non-U.S. auto portfolios, we assess overall credit quality using internal and external credit scores. Our internal credit scores imply a probability of default which we consistently translate into three approximate credit bureau equivalent credit score categories, including (a) 681 or higher, which are considered the strongest credits; (b) 615 to 680, considered moderate credit risk; and (c) 614 or less, which are considered weaker credits.

	Internal ratings translated to approximate credit bureau equivalent score		
December 31 (In millions)	681 or higher	615 to 680	614 or less
2011			
Non-U.S. installment and revolving credit	**$ 9,913**	**$4,838**	**$3,793**
U.S. installment and revolving credit	**28,918**	**9,398**	**8,373**
Non-U.S. auto	**3,927**	**1,092**	**672**
2010			
Non-U.S. installment and revolving credit	$10,192	$5,749	$4,191
U.S. installment and revolving credit	25,940	8,846	9,188
Non-U.S. auto	5,379	1,330	849

Of those financing receivable accounts with credit bureau equivalent scores of 614 or less at December 31, 2011, 95% relate to installment and revolving credit accounts. These smaller balance accounts have an average outstanding balance less than one thousand U.S. dollars and are primarily concentrated in our retail card and sales finance receivables in the U.S. (which are often subject to profit and loss-sharing arrangements), and closed-end loans outside the U.S., which minimizes the potential for loss in the event of default. For lower credit scores, we adequately price for the incremental risk at origination and monitor credit migration through our risk ratings process. We continuously adjust our credit line underwriting management and collection strategies based on customer behavior and risk profile changes.

CONSUMER—OTHER

Secured lending in Consumer—Other comprises loans to small and medium-sized enterprises predominantly secured by auto and equipment, inventory finance and cash flow loans. We develop our internal risk ratings for this portfolio in a manner consistent with the process used to develop our Commercial credit quality indicators, described above. We use the borrower's credit quality and underlying collateral strength to determine the potential risk of loss from these activities.

At December 31, 2011, Consumer—Other financing receivables of $5,580 million, $757 million and $907 million were rated A, B, and C, respectively. At December 31, 2010, Consumer—Other financing receivables of $6,415 million, $822 million and $1,067 million were rated A, B, and C, respectively.

Note 24.

Variable Interest Entities

We securitize financial assets and arrange other forms of asset-backed financing in the ordinary course of business. The securitization transactions we engage in are similar to those used by many financial institutions. These securitization transactions serve as alternative funding sources for a variety of diversified lending and securities transactions. Historically, we have used both GE-supported and third-party VIEs to execute off-balance sheet securitization transactions funded in the commercial paper and term markets. The largest group of VIEs that we are involved with are former QSPEs, which under guidance in effect through December 31, 2009 were excluded from the scope of consolidation standards based on their characteristics. Except as noted below, investors in these entities only have recourse to the assets owned by the entity and not to our general credit. We do not have implicit support arrangements with any VIE. We did not provide non-contractual support for previously transferred financing receivables to any VIE in 2011 or 2010.

In evaluating whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity's future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether we have the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity's design, including: the entity's capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of our economic interests is a matter that requires the exercise of professional judgment.

Consolidated Variable Interest Entities

We consolidate VIEs because we have the power to direct the activities that significantly affect the VIEs economic performance, typically because of our role as either servicer or manager for the VIE. Our consolidated VIEs fall into three main groups, which are further described below:

- Trinity comprises two consolidated entities that hold investment securities, the majority of which are investment grade, and are funded by the issuance of GICs. These entities were consolidated in 2003. Since 2004, GECC has fully guaranteed repayment of these entities' GIC obligations. If the long-term credit rating of GECC were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, certain GIC holders could require immediate repayment of their investment. To the extent that amounts due exceed the ultimate value of proceeds realized from Trinity assets, GECC would be required to provide such excess amount. The entities ceased issuing new investment contracts beginning in the first quarter of 2010. In 2011, we determined that the letters of credit were no longer required and were terminated on December 6, 2011.
- Consolidated Securitization Entities (CSEs) comprise primarily our former off-book QSPEs that were consolidated on January 1, 2010 in connection with our adoption of ASU 2009-16 & 17. These entities were created to facilitate securitization of financial assets and other forms of asset-backed financing which serve as an alternative funding source by providing access to the commercial paper and term markets. The securitization transactions executed with these entities are similar to those used by many financial institutions and substantially all are non-recourse. We provide servicing for substantially all of the assets in these entities.
- The financing receivables in these entities have similar risks and characteristics to our other financing receivables and were underwritten to the same standard. Accordingly, the performance of these assets has been similar to our other financing receivables; however, the blended performance of the pools of receivables in these entities reflects the eligibility criteria that we apply to determine which receivables are selected for transfer. Contractually the cash flows from these financing receivables must first be used to pay third-party debt holders as well as other expenses of the entity. Excess cash flows are available to GE. The creditors of these entities have no claim on other assets of GE.
- Other remaining assets and liabilities of consolidated VIEs relate primarily to four categories of entities: (1) enterprises we acquired that had previously created asset-backed financing entities to fund commercial, middle-market and equipment loans; we are the collateral manager for these entities; (2) joint ventures that lease light industrial equipment; (3) insurance entities that, among other lines of business, provide property and casualty and workers' compensation coverage for GE; and (4) other entities that are involved in power generating and leasing activities.

The table below summarizes the assets and liabilities of consolidated VIEs described above.

(In millions)	Trinity	Consolidated Securitization Entities[a] Credit Cards[b][c]	Equipment[c][d]	Real Estate	Trade Receivables	Other[d]	Total
DECEMBER 31, 2011							
ASSETS[e]							
Financing receivables, net	$ —	$19,229	$10,523	$3,521	$1,614	$2,973	$37,860
Investment securities	4,289	—	—	—	—	1,031	5,320
Other assets	389	17	283	210	—	2,636	3,535
Total	$4,678	$19,246	$10,806	$3,731	$1,614	$6,640	$46,715
LIABILITIES[e]							
Borrowings	$ —	$ —	$ 2	$ 25	$ —	$ 821	$ 848
Non-recourse borrowings	—	14,184	8,166	3,659	1,769	980	28,758
Other liabilities	4,456	37	—	19	23	1,071	5,606
Total	$4,456	$14,221	$ 8,168	$3,703	$1,792	$2,872	$35,212
DECEMBER 31, 2010							
ASSETS[e]							
Financing receivables, net	$ —	$20,570	$ 9,431	$4,233	$1,882	$3,356	$39,472
Investment securities	5,706	—	—	—	—	964	6,670
Other assets	283	17	234	209	99	3,672	4,514
Total	$5,989	$20,587	$ 9,665	$4,442	$1,981	$7,992	$50,656
LIABILITIES[e]							
Borrowings	$ —	$ —	$ 184	$ 25	$ —	$ 949	$ 1,158
Non-recourse borrowings	—	12,824	8,091	4,294	2,970	1,265	29,444
Other liabilities	5,690	132	8	4	—	1,861	7,695
Total	$5,690	$12,956	$ 8,283	$4,323	$2,970	$4,075	$38,297

(a) Includes entities consolidated on January 1, 2010 by the initial application of ASU 2009-16 & 17. On January 1, 2010, we consolidated financing receivables of $39,463 million and investment securities of $1,015 million and non-recourse borrowings of $36,112 million. At December 31, 2011, financing receivables of $30,730 million and non-recourse borrowings of $24,502 million remained outstanding in respect of those entities.

(b) In February 2011, the capital structure of one of our consolidated credit card securitization entities changed and it is now consolidated under the voting interest model and accordingly is no longer reported in the table above. The entity's assets and liabilities at December 31, 2010 were $2,875 million and $525 million, respectively.

(c) We provide servicing to the CSEs and are contractually permitted to commingle cash collected from customers on financing receivables sold to investors with our own cash prior to payment to a CSE provided our short-term credit rating does not fall below levels specified in our securitization agreements. We are also owed amounts from the CSEs related to purchased financial assets which have yet to be funded or available excess cash flows due to GE. At December 31, 2011, the amounts owed to the CSEs and receivable from the CSEs were $5,655 million and $5,165 million, respectively.

(d) In certain transactions entered into prior to December 31, 2004, we provided contractual credit and liquidity support to third parties who funded the purchase of securitized or participated interests in assets. In December 2011, a third party required that we pay $816 million under these arrangements to purchase an asset. At December 31, 2011, we have no remaining credit or liquidity support obligations to these entities.

(e) Asset amounts exclude intercompany receivables for cash collected on behalf of the entities by GE as servicer, which are eliminated in consolidation. Such receivables provide the cash to repay the entities' liabilities. If these intercompany receivables were included in the table above, assets would be higher. In addition, other assets, borrowings and other liabilities exclude intercompany balances that are eliminated in consolidation.

Total revenues from our consolidated VIEs were $6,326 million and $7,122 million in 2011 and 2010, respectively. Related expenses consisted primarily of provisions for losses of $1,146 million and $1,596 million in 2011 and 2010, respectively, and interest and other financial charges of $594 million and $767 million in 2011 and 2010, respectively. These amounts do not include intercompany revenues and costs, principally fees and interest between GE and the VIEs, which are eliminated in consolidation.

Investments in Unconsolidated Variable Interest Entities

Our involvement with unconsolidated VIEs consists of the following activities: assisting in the formation and financing of the entity, providing recourse and/or liquidity support, servicing the assets and receiving variable fees for services provided. We are not required to consolidate these entities because the nature of our involvement with the activities of the VIEs does not give us power over decisions that significantly affect their economic performance.

The largest unconsolidated VIE with which we are involved is Penske Truck Leasing (PTL), a joint venture and limited partnership formed in 1988 between Penske Truck Leasing Corporation (PTLC) and GE. PTLC is the sole general partner of PTL and an indirect wholly-owned subsidiary of Penske Corporation. PTL is engaged in truck leasing and support services, including full-service leasing, dedicated logistics support and contract maintenance programs, as well as rental operations serving commercial and consumer customers. At December 31, 2011, our investment of $7,038 million primarily comprised a 49.9% partnership interest of $889 million and loans and advances of $6,113 million. GECC continues to provide loans under long-term revolving credit and letter of credit facilities to PTL.

Other significant exposures to unconsolidated VIEs at December 31, 2011 include an investment in asset-backed securities issued by a senior secured loan fund ($4,009 million); investments in real estate entities ($2,515 million), which generally consist of passive limited partnership investments in tax-advantaged, multi-family real estate and investments in various European real estate entities; and exposures to joint ventures that purchase factored receivables ($1,823 million). The vast majority of our other unconsolidated entities consist of passive investments in various asset-backed financing entities.

The classification of our variable interests in these entities in our financial statements is based on the nature of the entity and the type of investment we hold. Variable interests in partnerships and corporate entities are classified as either equity method or cost method investments. In the ordinary course of business, we also make investments in entities in which we are not the primary beneficiary but may hold a variable interest such as limited partner interests or mezzanine debt investments. These investments are classified in two captions in our financial statements: "All other assets" for investments accounted for under the equity method, and "Financing receivables—net" for debt financing provided to these entities. Our investments in unconsolidated VIEs at December 31, 2011 and December 31, 2010 follow.

December 31 (In millions)	PTL	All other	Total
2011			
Other assets and investment securities	**$7,038**	**$ 6,954**	**$13,992**
Financing receivables—net	**—**	**2,507**	**2,507**
Total investments	**7,038**	**9,461**	**16,499**
Contractual obligations to fund investments or guarantees	**600**	**2,253**	**2,853**
Revolving lines of credit	**1,356**	**92**	**1,448**
Total	**$8,994**	**$11,806**	**$20,800**
2010			
Other assets and investment securities	$5,790	$ 4,585	$10,375
Financing receivables—net	—	2,240	2,240
Total investments	5,790	6,825	12,615
Contractual obligations to fund investments or guarantees	600	1,990	2,590
Revolving lines of credit	2,431	—	2,431
Total	$8,821	$ 8,815	$17,636

In addition to the entities included in the table above, we also hold passive investments in RMBS, CMBS and ABS issued by VIEs. Such investments were, by design, investment grade at issuance and held by a diverse group of investors. Further information about such investments is provided in Note 3.

Note 25.

Commitments and Guarantees

Commitments

In our Aviation segment, we had committed to provide financing assistance on $2,059 million of future customer acquisitions of aircraft equipped with our engines, including commitments made to airlines in 2011 for future sales under our GE90 and GEnx engine campaigns. The GECAS business of GE Capital had placed multiple-year orders for various Boeing, Airbus and other aircraft with list prices approximating $20,577 million and secondary orders with airlines for used aircraft of approximately $1,621 million at December 31, 2011.

Product Warranties

We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information—mostly historical claims experience—claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

(In millions)	2011	2010	2009
Balance at January 1	**$1,451**	$1,641	$1,675
Current-year provisions	**935**	537	780
Expenditures	**(881)**	(710)	(794)
Other changes	**117**	(17)	(20)
Balance at December 31	**$1,622**	$1,451	$1,641

Guarantees

At December 31, 2011, we were committed under the following guarantee arrangements beyond those provided on behalf of VIEs. See Note 24.

- **CREDIT SUPPORT.** We have provided $5,184 million of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable these customers and associated companies to execute transactions or obtain desired financing arrangements with third parties. Should the customer or associated company fail to perform under the terms of the transaction or financing arrangement, we would be required to perform on their behalf. Under most such arrangements, our guarantee is secured, usually by the asset being purchased or financed, or possibly by certain other assets of the customer or associated company. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. The liability for such credit support was $51 million at December 31, 2011.
- **INDEMNIFICATION AGREEMENTS.** We have agreements that require us to fund up to $165 million at December 31, 2011 under residual value guarantees on a variety of leased equipment. Under most of our residual value guarantees, our commitment is secured by the leased asset. The liability for these indemnification agreements was $27 million at December 31, 2011.

  In connection with the transfer of the NBCU business to Comcast, we have provided guarantees, on behalf of NBCU LLC, for the acquisition of sports programming that are triggered only in the event NBCU LLC fails to meet its payment commitments. At December 31, 2011, our indemnification under these arrangements was $9,290 million. This amount was determined based on our current ownership share of NBCU LLC and will change proportionately based on any future changes to our ownership share. Comcast has agreed to indemnify us for their proportionate ownership share of NBCU LLC relating to our guarantees that existed prior to the transfer of the NBCU business to Comcast of $1,311 million. The liability for our NBCU LLC indemnification agreements was $181 million at December 31, 2011.

  At December 31, 2011, we also had $2,185 million of other indemnification commitments, substantially all of which relate to standard representations and warranties in sales of other businesses or assets.
- **CONTINGENT CONSIDERATION.** These are agreements to provide additional consideration to a buyer or seller in a business combination if contractually specified conditions related to the acquisition or disposition are achieved. Adjustments to the proceeds from our sale of GE Money Japan are further discussed in Note 2. All other potential payments related to contingent consideration are insignificant.

Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations or liquidity. We record liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows. Any associated expected recoveries from third parties are recorded as other receivables, not netted against the liabilities.

Note 26.
Supplemental Cash Flows Information

Changes in operating assets and liabilities are net of acquisitions and dispositions of principal businesses.

Amounts reported in the "Proceeds from sales of discontinued operations" and "Proceeds from principal business dispositions" lines in the Statement of Cash Flows are net of cash disposed. Amounts reported in the "Payments for principal businesses purchased" line is net of cash acquired and included debt assumed and immediately repaid in acquisitions.

Amounts reported in the "All other operating activities" line in the Statement of Cash Flows consists primarily of adjustments to current and noncurrent accruals and deferrals of costs and expenses, adjustments for gains and losses on assets and adjustments to assets. GECS had non-cash transactions related to foreclosed properties and repossessed assets totaling $865 million, $1,915 million and $1,364 million in 2011, 2010 and 2009, respectively.

Certain supplemental information related to GE and GECS cash flows is shown below.

(In millions)	2011	2010	2009
GE			
NET DISPOSITIONS (PURCHASES) OF GE SHARES FOR TREASURY			
Open market purchases under share repurchase program	**$ (2,065)**	$ (1,715)	$ (85)
Other purchases	**(100)**	(77)	(129)
Dispositions	**709**	529	837
	$ (1,456)	$ (1,263)	$ 623
GECS			
ALL OTHER OPERATING ACTIVITIES			
Net change in other assets	**$ 215**	$ 28	$ (344)
Amortization of intangible assets	**566**	653	905
Net realized losses on investment securities	**197**	91	473
Cash collateral on derivative contracts	**1,247**	—	(6,858)
Change in other liabilities	**(1,229)**	(2,705)	(4,818)
Other	**2,285**	4,420	(916)
	$ 3,281	$ 2,487	$ (11,558)
NET DECREASE (INCREASE) IN GECS FINANCING RECEIVABLES			
Increase in loans to customers	**$(322,870)**	$(309,590)	$(276,140)
Principal collections from customers—loans	**332,587**	327,196	275,320
Investment in equipment for financing leases	**(9,610)**	(10,065)	(9,403)
Principal collections from customers—financing leases	**12,431**	14,743	17,130
Net change in credit card receivables	**(6,263)**	(4,554)	(28,535)
Sales of financing receivables	**8,117**	5,331	58,555
	$ 14,392	$ 23,061	$ 36,927
ALL OTHER INVESTING ACTIVITIES			
Purchases of securities by insurance activities	**$ (1,786)**	$ (1,712)	$ (3,106)
Dispositions and maturities of securities by insurance activities	**2,856**	3,136	3,962
Other assets—investments	**4,242**	2,686	(286)
Change in other receivables	**(128)**	524	722
Other	**2,116**	5,313	3,300
	$ 7,300	$ 9,947	$ 4,592
NEWLY ISSUED DEBT (MATURITIES LONGER THAN 90 DAYS)			
Short-term (91 to 365 days)	**$ 10**	$ 2,496	$ 5,801
Long-term (longer than one year)	**43,257**	35,475	75,224
Proceeds—non-recourse, leveraged leases	**—**	—	48
	$ 43,267	$ 37,971	$ 81,073
REPAYMENTS AND OTHER REDUCTIONS (MATURITIES LONGER THAN 90 DAYS)			
Short-term (91 to 365 days)	**$ (81,918)**	$ (95,170)	$ (77,444)
Long-term (longer than one year)	**(2,786)**	(1,571)	(3,491)
Principal payments—non-recourse, leveraged leases	**(732)**	(638)	(680)
	$ (85,436)	$ (97,379)	$ (81,615)
ALL OTHER FINANCING ACTIVITIES			
Proceeds from sales of investment contracts	**$ 4,396**	$ 5,337	$ 7,840
Redemption of investment contracts	**(6,230)**	(8,647)	(10,713)
Other	**42**	(8)	182
	$ (1,792)	$ (3,318)	$ (2,691)

Note 27.

Intercompany Transactions

Effects of transactions between related companies are made on an arms-length basis, are eliminated and consist primarily of GECS dividends to GE or capital contributions from GE to GECS; GE customer receivables sold to GECS; GECS services for trade receivables management and material procurement; buildings and equipment (including automobiles) leased between GE and GECS; information technology (IT) and other services sold to GECS by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECS from third-party producers for lease to others; and various investments, loans and allocations of GE corporate overhead costs.

These intercompany transactions are reported in the GE and GECS columns of our financial statements, but are eliminated in deriving our consolidated financial statements. Effects of these eliminations on our consolidated cash flows from operating, investing and financing activities include the following. Net decrease (increase) in activity related to GE customer receivables sold to GECS of $(353) million, $81 million and $(157) million have been eliminated from consolidated cash from operating and investing activities at December 31, 2011, 2010 and 2009, respectively. Capital contributions from GE to GECS of $9,500 million have been eliminated from consolidated cash from investing and financing activities at December 31, 2009. There were no such capital contributions at December 31, 2011 or December 31, 2010. Eliminations of intercompany borrowings (includes GE investment in GECS short-term borrowings, such as commercial paper) of $903 million, $293 million and $715 million have been eliminated from financing activities at December 31, 2011, 2010 and 2009, respectively. Other reclassifications and eliminations of $(205) million, $(205) million and $741 million have been eliminated from consolidated cash from operating activities and $(726) million, $107 million and $(817) million have been eliminated from consolidated cash from investing activities at December 31, 2011, 2010 and 2009, respectively.

Note 28.

Operating Segments

Basis for presentation

Our operating businesses are organized based on the nature of markets and customers. Segment accounting policies are the same as described in Note 1. Segment results for our financial services businesses reflect the discrete tax effect of transactions.

Effective January 1, 2011, we reorganized the former Technology Infrastructure segment into three segments—Aviation, Healthcare and Transportation. The prior-period results of the Aviation, Healthcare and Transportation businesses are unaffected by this reorganization. Also, beginning January 1, 2011, we allocate service costs related to our principal pension plans and we no longer allocate the retiree costs of our post-retirement healthcare benefits to our segments. This revised allocation methodology better aligns segment operating costs to active employee costs that are managed by the segments. This change did not significantly affect our reported segment results.

On January 28, 2011, we sold the assets of our NBCU business in exchange for cash and a 49% interest in a new entity, NBCU LLC (see Note 2). Results of our formerly consolidated subsidiary, NBCU, and our current equity method investment in NBCU LLC are reported in the Corporate items and eliminations line on the Summary of Operating Segments.

On February 22, 2012, we merged our wholly-owned subsidiary, GECS, with and into GECS' wholly-owned subsidiary, GECC. Our financial services segment, GE Capital, will continue to comprise the continuing operations of GECC, which now includes the run-off insurance operations previously held and managed in GECS. References to the GE Capital segment in these consolidated financial statements relate to the segment as it existed during 2011 and do not reflect the February 22, 2012 merger.

A description of our operating segments as of December 31, 2011, can be found below, and details of segment profit by operating segment can be found in the Summary of Operating Segments table in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Energy Infrastructure

Power plant products and services, including design, installation, operation and maintenance services are sold into global markets. Gas, steam and aeroderivative turbines, generators, combined cycle systems, controls and related services, including total asset optimization solutions, equipment upgrades and long-term maintenance service agreements are sold to power generation and other industrial customers. Renewable energy solutions include wind turbines and solar technology. Water treatment services and equipment include specialty chemical treatment programs, water purification equipment, mobile treatment systems and desalination processes. In addition, it provides protection and control, communications, power sensing and power quality products and services that increase the reliability of electrical power networks and critical equipment and offering wireless data transmission. Electrical equipment and control products include power panels, switchgear and circuit breakers.

The GE Oil & Gas business sells advanced technology equipment and services for all segments of the offshore and onshore oil and gas industry, from subsea, drilling and production, LNG, pipelines and storage to industrial power generation, refining and petrochemicals. We also provide pipeline integrity solutions, sensor-based measurement, inspection, asset condition monitoring, controls, and radiation measurement solutions. Oil & Gas also offers integrated solutions using sensors for temperature, pressure, moisture, gas and flow rate as well as non-destructive testing inspection equipment, including radiographic, ultrasonic, remote visual and eddy current.

Aviation

Aviation products and services include jet engines, aerospace systems and equipment, replacement parts and repair and maintenance services for all categories of commercial aircraft; for a wide variety of military aircraft, including fighters, bombers, tankers and helicopters; for marine applications; and for executive and regional aircraft. Products and services are sold worldwide to airframe manufacturers, airlines and government agencies.

Healthcare

Healthcare products include diagnostic imaging systems such as Magnetic Resonance (MR), Computed Tomography (CT) and Positron Emission Tomography (PET) scanners, X-ray, nuclear imaging, digital mammography, and Molecular Imaging technologies. Healthcare-manufactured technologies include patient and resident monitoring, diagnostic cardiology, ultrasound, bone densitometry, anesthesiology and oxygen therapy, and neonatal and critical care devices. Related services include equipment monitoring and repair, information technologies and customer productivity services. Products also include diagnostic imaging agents used in medical scanning procedures, drug discovery, biopharmaceutical manufacturing and purification, and tools for protein and cellular analysis for pharmaceutical and academic research, including a pipeline of precision molecular diagnostics in development for neurology, cardiology and oncology applications. Products and services are sold worldwide to hospitals, medical facilities, pharmaceutical and biotechnology companies, and to the life science research market.

Transportation

Transportation products and maintenance services include diesel electric locomotives, transit propulsion equipment, motorized wheels for off-highway vehicles, drill motors, marine and stationary power generation, railway signaling and office systems.

Home & Business Solutions

Products include major appliances and related services for products such as refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners, residential water systems for filtration, softening and heating, and hybrid water heaters. These products are distributed both to retail outlets and direct to consumers, mainly for the replacement market, and to building contractors and distributors for new installations. Lighting products include a wide variety of lamps and lighting fixtures, including light-emitting diodes. Plant automation hardware, software and embedded computing systems including controllers, embedded systems, advanced software, motion control, operator interfaces and industrial computers are also provided by Home & Business Solutions. Products and services are sold in North America and in global markets under various GE and private-label brands.

GE Capital

CLL has particular mid-market expertise, and primarily offers collateralized loans, leases and other financial services to customers, including manufacturers, distributors and end-users for a variety of equipment and major capital assets. These assets include: industrial-related facilities and equipment; vehicles; corporate aircraft; and equipment used in many industries, including the construction, manufacturing, transportation, media, communications, entertainment and healthcare industries.

Consumer offers a full range of financial products including: private-label credit cards; personal loans; bank cards; auto loans and leases; mortgages; debt consolidation; home equity loans; deposits and other savings products; and small and medium enterprise lending on a global basis.

Real Estate offers a comprehensive range of capital and investment solutions and finances, with both equity and loan structures, the acquisition, refinancing and renovation of office buildings, apartment buildings, retail facilities, hotels, parking facilities and industrial properties.

Energy Financial Services offers financial products to the global energy industry including structured equity, debt, leasing, partnership financing, product finance and broad-based commercial finance.

GECAS provides financial products to: airlines, aircraft operators, owners, lenders and investors, including leases, and secured loans on commercial passenger aircraft, freighters and regional jets; engine leasing and financing services; aircraft parts solutions; and airport equity and debt financing.

	Total revenues(a)			Intersegment revenues(b)			External revenues		
(In millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Energy Infrastructure	**$ 43,694**	$ 37,514	$ 40,648	**$ 325**	$ 316	$ 633	**$ 43,369**	$ 37,198	$ 40,015
Aviation	**18,859**	17,619	18,728	**417**	155	234	**18,442**	17,464	18,494
Healthcare	**18,083**	16,897	16,015	**65**	30	40	**18,018**	16,867	15,975
Transportation	**4,885**	3,370	3,827	**33**	77	72	**4,852**	3,293	3,755
Home & Business Solutions	**8,465**	8,648	8,443	**58**	49	33	**8,407**	8,599	8,410
Total industrial	**93,986**	84,048	87,661	**898**	627	1,012	**93,088**	83,421	86,649
GE Capital	**45,730**	46,422	48,906	**1,072**	1,208	1,469	**44,658**	45,214	47,437
Corporate items and eliminations(c)	**7,584**	19,123	17,871	**(1,970)**	(1,835)	(2,481)	**9,554**	20,958	20,352
Total	**$147,300**	$149,593	$154,438	**$ —**	$ —	$ —	**$147,300**	$149,593	$154,438

(a) Revenues of GE businesses include income from sales of goods and services to customers and other income.

(b) Sales from one component to another generally are priced at equivalent commercial selling prices.

(c) Includes the results of NBCU (our formerly consolidated subsidiary) and our current equity method investment in NBCUniversal LLC.

Revenues from customers located in the United States were $69,820 million, $75,104 million and $75,782 million in 2011, 2010 and 2009, respectively. Revenues from customers located outside the United States were $77,480 million, $74,489 million and $78,656 million in 2011, 2010 and 2009, respectively.

	Assets(a)(b)			Property, plant and equipment additions(c)			Depreciation and amortization		
	At December 31			For the years ended December 31			For the years ended December 31		
(In millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Energy Infrastructure	**$ 54,389**	$ 38,606	$ 36,663	**$ 2,078**	$ 954	$1,012	**$ 1,235**	$ 911	$ 994
Aviation	**23,567**	21,175	20,377	**699**	471	442	**569**	565	539
Healthcare	**27,981**	27,784	27,163	**378**	249	302	**869**	994	876
Transportation	**2,633**	2,515	2,714	**193**	69	68	**88**	85	82
Home & Business Solutions	**4,645**	4,280	4,955	**278**	229	201	**287**	354	366
GE Capital	**552,514**	565,337	597,877	**9,882**	7,674	6,442	**7,636**	8,367	9,175
Corporate items and eliminations	**51,513**	88,096	92,200	**56**	175	203	**233**	257	668
Total	**$717,242**	$747,793	$781,949	**$13,564**	$9,821	$8,670	**$10,917**	$11,533	$12,700

(a) Assets of discontinued operations, NBCU (our formerly consolidated subsidiary) and our current equity method investment in NBCUniversal LLC are included in Corporate items and eliminations for all periods presented.

(b) Total assets of the Energy Infrastructure, Aviation, Healthcare, Transportation, Home & Business Solutions and GE Capital operating segments at December 31, 2011, include investment in and advances to associated companies of $907 million, $420 million, $532 million, $11 million, $439 million and $23,589 million, respectively. Investments in and advances to associated companies contributed approximately $46 million, $70 million, $(38) million, $1 million, $23 million and $2,337 million to segment pre-tax income of Energy Infrastructure, Aviation, Healthcare, Transportation, Home & Business Solutions and GE Capital operating segments, respectively, for the year ended December 31, 2011. Aggregate summarized financial information for significant associated companies assuming a 100% ownership interest included: total assets of $161,913 million, primarily financing receivables of $57,617 million; total liabilities of $102,066 million, primarily debt of $56,596 million; revenues totaling $42,323 million; and net earnings totaling $3,963 million.

(c) Additions to property, plant and equipment include amounts relating to principal businesses purchased.

	Interest and other financial charges			Provision (benefit) for income taxes		
(In millions)	2011	2010	2009	2011	2010	2009
GE Capital	**$13,845**	$14,494	$16,878	**$ 984**	$ (949)	$(3,807)
Corporate items and eliminations(a)	**700**	1,059	819	**4,748**	1,982	2,665
Total	**$14,545**	$15,553	$17,697	**$5,732**	$1,033	$(1,142)

(a) Included amounts for Energy Infrastructure, Aviation, Healthcare, Transportation, Home & Business Solutions and NBCU (prior to its deconsolidation in 2011), for which our measure of segment profit excludes interest and other financial charges and income taxes.

Property, plant and equipment—net associated with operations based in the United States were $19,672 million, $17,596 million and $19,798 million at year-end 2011, 2010 and 2009, respectively. Property, plant and equipment—net associated with operations based outside the United States were $46,067 million, $48,616 million and $49,169 million at year-end 2011, 2010 and 2009, respectively.

Note 29.

Quarterly Information (Unaudited)

(In millions; per-share amounts in dollars)	First quarter 2011	First quarter 2010	Second quarter 2011	Second quarter 2010	Third quarter 2011	Third quarter 2010	Fourth quarter 2011	Fourth quarter 2010
CONSOLIDATED OPERATIONS								
Earnings from continuing operations	**$ 3,471**	$ 2,351	**$ 3,621**	$ 3,306	**$ 3,264**	$ 3,264	**$ 4,010**	$ 4,131
Earnings (loss) from discontinued operations	**56**	(353)	**217**	(101)	**1**	(1,052)	**(197)**	633
Net earnings	**3,527**	1,998	**3,838**	3,205	**3,265**	2,212	**3,813**	4,764
Less net earnings attributable to noncontrolling interests	**(94)**	(53)	**(74)**	(96)	**(41)**	(157)	**(83)**	(229)
Net earnings attributable to the Company	**3,433**	1,945	**3,764**	3,109	**3,224**	2,055	**3,730**	4,535
Preferred stock dividends declared	**(75)**	(75)	**(75)**	(75)	**(881)**	(75)	**—**	(75)
Net earnings attributable to GE common shareowners	**$ 3,358**	$ 1,870	**$ 3,689**	$ 3,034	**$ 2,343**	$ 1,980	**$ 3,730**	$ 4,460
Per-share amounts—earnings from continuing operations								
Diluted earnings per share	**$ 0.31**	$ 0.21	**$ 0.33**	$ 0.29	**$ 0.22**	$ 0.28	**$ 0.37**	$ 0.36
Basic earnings per share	**0.31**	0.21	**0.33**	0.29	**0.22**	0.28	**0.37**	0.36
Per-share amounts—earnings (loss) from discontinued operations								
Diluted earnings per share	**0.01**	(0.03)	**0.02**	(0.01)	**—**	(0.10)	**(0.02)**	0.06
Basic earnings per share	**0.01**	(0.03)	**0.02**	(0.01)	**—**	(0.10)	**(0.02)**	0.06
Per-share amounts—net earnings								
Diluted earnings per share	**0.32**	0.17	**0.35**	0.28	**0.22**	0.18	**0.35**	0.42
Basic earnings per share	**0.32**	0.17	**0.35**	0.28	**0.22**	0.18	**0.35**	0.42
SELECTED DATA								
GE								
Sales of goods and services	**$22,102**	$23,509	**$22,961**	$24,403	**$23,230**	$23,593	**$26,743**	$28,715
Gross profit from sales	**5,290**	6,146	**5,404**	7,295	**6,520**	6,973	**9,018**	8,278
GECS								
Total revenues	**13,041**	12,633	**12,443**	12,632	**12,018**	11,954	**11,579**	12,662
Earnings from continuing operations attributable to the Company	**1,768**	502	**1,593**	734	**1,453**	780	**1,618**	1,007

For GE, gross profit from sales is sales of goods and services less costs of goods and services sold.

Earnings-per-share amounts are computed independently each quarter for earnings from continuing operations, earnings (loss) from discontinued operations and net earnings. As a result, the sum of each quarter's per-share amount may not equal the total per-share amount for the respective year; and the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings for the respective quarters.

Financial Measures that Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission rules. Specifically, we have referred, in various sections of this Annual Report, to:

- Industrial cash flow from operating activities (Industrial CFOA)
- Operating earnings, Operating EPS and Operating EPS excluding the effects of the preferred stock redemption
- Operating and non-operating pension costs (income)
- Average GE shareowners' equity, excluding effects of discontinued operations
- Ratio of debt to equity at GECS, net of cash and equivalents and with classification of hybrid debt as equity
- GE Capital ending net investment (ENI), excluding cash and equivalents
- GE pre-tax earnings from continuing operations, excluding GECS earnings from continuing operations, the corresponding effective tax rates and the reconciliation of the U.S. federal statutory rate to those effective tax rates

The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Industrial Cash Flow from Operating Activities (Industrial CFOA)

(In millions)	2011	2010	2009	2008	2007
Cash from GE's operating activities, as reported	**$12,057**	$14,746	$16,405	$19,138	$23,301
Less dividends from GECS	**—**	—	—	2,351	7,291
Cash from GE's operating activities, excluding dividends from GECS (Industrial CFOA)	**$12,057**	$14,746	$16,405	$16,787	$16,010

We refer to cash generated by our industrial businesses as "Industrial CFOA," which we define as GE's cash from operating activities less the amount of dividends received by GE from GECS. This includes the effects of intercompany transactions, including GE customer receivables sold to GECS; GECS services for trade receivables management and material procurement; buildings and equipment (including automobiles) leased between GE and GECS; information technology (IT) and other services sold to GECS by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECS from third-party producers for lease to others; and various investments, loans and allocations of GE corporate overhead costs. We believe that investors may find it useful to compare GE's operating cash flows without the effect of GECS dividends, since these dividends are not representative of the operating cash flows of our industrial businesses and can vary from period to period based upon the results of the financial services businesses. Management recognizes that this measure may not be comparable to cash flow results of companies which contain both industrial and financial services businesses, but believes that this comparison is aided by the provision of additional information about the amounts of dividends paid by our financial services business and the separate presentation in our financial statements of the Financial Services (GECS) cash flows. We believe that our measure of Industrial CFOA provides management and investors with a useful measure to compare the capacity of our industrial operations to generate operating cash flow with the operating cash flow of other non-financial businesses and companies and as such provides a useful measure to supplement the reported GAAP CFOA measure.

Operating Earnings, Operating EPS and Operating EPS Excluding the Effects of the Preferred Stock Redemption

(In millions; except earnings per share)	2011	2010	V%
Earnings from continuing operations attributable to GE	**$14,074**	$12,517	12%
Less: Non-operating pension costs (income), net of tax	**688**	(204)	
Operating earnings	**$14,762**	$12,313	20%
Earnings per share—diluted[a]			
Continuing earnings per share	**$ 1.23**	$ 1.14	8%
Less: Non-operating pension costs (income), net of tax	**0.06**	(0.02)	
Operating earnings per share	**1.29**	1.12	15%
Less: Effects of the preferred stock redemption	**0.08**	—	
Operating EPS excluding the effects of the preferred stock redemption	**$ 1.37**	$ 1.12	22%

(a) Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of Operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies. We also believe that Operating EPS excluding the effects of the $0.8 billion preferred dividend related to the redemption of our preferred stock (calculated as the difference between the carrying value and the redemption value of the preferred stock) is a meaningful measure because it increases the comparability of period-to-period results.

Operating and Non-Operating Pension Costs (Income)

(In millions)	2011	2010	2009
Service cost for benefits earned	**$ 1,195**	$ 1,149	$ 1,609
Prior service cost amortization	**194**	238	426
Operating pension costs	**1,389**	1,387	2,035
Expected return on plan assets	**(3,940)**	(4,344)	(4,505)
Interest cost on benefit obligations	**2,662**	2,693	2,669
Net actuarial loss amortization	**2,335**	1,336	348
Non-operating pension costs (income)	**1,057**	(315)	(1,488)
Total principal pension plans costs	**$ 2,446**	$ 1,072	$ 547

We have provided the operating and non-operating components of cost for our principal pension plans. Operating pension costs comprise the service cost of benefits earned and prior service cost amortization for our principal pension plans. Non-operating pension costs (income) comprise the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization for our principal pension plans. We believe that the operating components of pension costs better reflects the ongoing service-related costs of providing pension benefits to our employees. We believe that the operating and non-operating components of cost for our principal pension plans, considered along with the corresponding GAAP measure, provide management and investors with additional information for comparison of our pension plan costs and operating results with the pension plan costs and operating results of other companies.

Average GE Shareowners' Equity, Excluding Effects of Discontinued Operations[a]

December 31 (In millions)	2011	2010	2009	2008	2007
Average GE shareowners' equity[b]	**$122,289**	$116,179	$110,535	$113,387	$113,842
Less the effects of the average net investment in discontinued operations	**4,340**	13,137	17,092	8,859	12,830
Average GE shareowners' equity, excluding effects of discontinued operations[a]	**$117,949**	$103,042	$ 93,443	$104,528	$101,012

(a) Used for computing return on average GE shareowners' equity and return on average total capital invested (ROTC).

(b) On an annual basis, calculated using a five-point average.

Our ROTC calculation excludes earnings (losses) of discontinued operations from the numerator because U.S. GAAP requires us to display those earnings (losses) in the Statement of Earnings. Our calculation of average GE shareowners' equity may not be directly comparable to similarly titled measures reported by other companies. We believe that it is a clearer way to measure the ongoing trend in return on total capital for the continuing operations of our businesses given the extent that discontinued operations have affected our reported results. We believe that this results in a more relevant measure for management and investors to evaluate performance of our continuing operations, on a consistent basis, and to evaluate and compare the performance of our continuing operations with the ongoing operations of other businesses and companies.

Definitions indicating how the above-named ratios are calculated using average GE shareowners' equity, excluding effects of discontinued operations, can be found in the Glossary.

Ratio of Debt to Equity at GECS, Net of Cash and Equivalents and with Classification of Hybrid Debt as Equity

December 31 (Dollars in millions)	2011	2010	2009
GECS debt	**$443,097**	$470,520	$493,324
Less cash and equivalents	**76,702**	60,257	62,575
Less hybrid debt	**7,725**	7,725	7,725
	$358,670	$402,538	$423,024
GECS equity	**$ 77,110**	$ 68,984	$ 70,833
Plus hybrid debt	**7,725**	7,725	7,725
	$ 84,835	$ 76,709	$ 78,558
Ratio	**4.23:1**	5.25:1	5.39:1

We have provided the GECS ratio of debt to equity on a basis that reflects the use of cash and equivalents to reduce debt, and with long-term debt due in 2066 and 2067 classified as equity. We believe that this is a useful comparison to a GAAP-based ratio of debt to equity because cash balances may be used to reduce debt and because this long-term debt has equity-like characteristics. The usefulness of this supplemental measure may be limited, however, as the total amount of cash and equivalents at any point in time may be different than the amount that could practically be applied to reduce outstanding debt, and it may not be advantageous or practical to replace certain long-term debt with equity. In the first quarter of 2009, GE made a $9.5 billion payment to GECS (of which $8.8 billion was further contributed to GECC through capital contribution and share issuance). Despite these potential limitations, we believe that this measure, considered along with the corresponding GAAP measure, provides investors with additional information that may be more comparable to other financial institutions and businesses.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents

(In billions)	December 31, 2011	January 1, 2010[a]
GECC total assets	**$553.7**	$653.6
Less assets of discontinued operations	**1.1**	15.1
Less non-interest bearing liabilities	**32.3**	50.3
GE Capital ENI	**520.3**	588.2
Less cash and equivalents	**75.7**	61.9
GE Capital ENI, excluding cash and equivalents	**$444.6**	$526.3

(a) As originally reported.

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment, as a substantial amount of this cash and equivalents resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

GE Pre-Tax Earnings from Continuing Operations, Excluding GECS Earnings from Continuing Operations and the Corresponding Effective Tax Rates

(Dollars in millions)	2011	2010	2009
GE earnings from continuing operations before income taxes	**$19,078**	$15,060	$13,730
Less GECS earnings from continuing operations	**6,432**	3,023	1,177
Total	**$12,646**	$12,037	$12,553
GE provision for income taxes	**$ 4,839**	$ 2,024	$ 2,739
GE effective tax rate, excluding GECS earnings	**38.3%**	16.8%	21.8%

Reconciliation of U.S. Federal Statutory Income Tax Rate to GE Effective Tax Rate, Excluding GECS Earnings

	2011	2010	2009
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Reduction in rate resulting from			
Tax on global activities including exports	**(7.9)**	(13.5)	(12.0)
U.S. business credits	**(2.3)**	(2.8)	(1.1)
NBCU gain	**14.9**	—	—
All other—net	**(1.4)**	(1.9)	(0.1)
	3.3	(18.2)	(13.2)
GE effective tax rate, excluding GECS earnings	**38.3%**	16.8%	21.8%

We believe that the GE effective tax rate is best analyzed in relation to GE earnings before income taxes excluding the GECS net earnings from continuing operations, as GE tax expense does not include taxes on GECS earnings. Management believes that in addition to the Consolidated and GECS tax rates shown in Note 14, this supplemental measure provides investors with useful information as it presents the GE effective tax rate that can be used in comparing the GE results to other non-financial services businesses.

Five-year Financial Performance Graph: 2007–2011

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN AMONG GE, S&P 500 AND DOW JONES INDUSTRIAL AVERAGE

The annual changes for the five-year period shown in the graph on this page are based on the assumption that $100 had been invested in GE stock, the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones Industrial Average (DJIA) on December 31, 2006, and that all quarterly dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on December 31, 2011.

FIVE-YEAR FINANCIAL PERFORMANCE 2006 2007 2008 2009 2010 **2011**

(In dollars)


100
103
47
46
57
58
GE
S&P 500
DJIA

	2006	2007	2008	2009	2010	2011
GE	$100	$103	$47	$46	$ 57	**$ 58**
S&P 500	100	105	66	84	97	**99**
DJIA	100	109	74	91	104	**112**

BACKLOG Unfilled customer orders for products and product services (12 months for product services).

BORROWING Financial liability (short or long-term) that obligates us to repay cash or another financial asset to another entity.

BORROWINGS AS A PERCENTAGE OF TOTAL CAPITAL INVESTED For GE, the sum of borrowings and mandatorily redeemable preferred stock, divided by the sum of borrowings, mandatorily redeemable preferred stock, noncontrolling interests and total shareowners' equity.

CASH EQUIVALENTS Highly liquid debt instruments with original maturities of three months or less, such as commercial paper. Typically included with cash for reporting purposes, unless designated as available-for-sale and included with investment securities.

CASH FLOW HEDGES Qualifying derivative instruments that we use to protect ourselves against exposure to variability in future cash flows. The exposure may be associated with an existing asset or liability, or with a forecasted transaction. See "Hedge."

COMMERCIAL PAPER Unsecured, unregistered promise to repay borrowed funds in a specified period ranging from overnight to 270 days.

COMPREHENSIVE INCOME The sum of Net Income and Other Comprehensive Income. See "Other Comprehensive Income."

DERIVATIVE INSTRUMENT A financial instrument or contract with another party (counterparty) that is designed to meet any of a variety of risk management objectives, including those related to fluctuations in interest rates, currency exchange rates or commodity prices. Options, forwards and swaps are the most common derivative instruments we employ. See "Hedge."

DISCONTINUED OPERATIONS Certain businesses we have sold or committed to sell within the next year and therefore will no longer be part of our ongoing operations. The net earnings, assets and liabilities, and cash flows of such businesses are separately classified on our Statement of Earnings, Statement of Financial Position and Statement of Cash Flows, respectively, for all periods presented.

EFFECTIVE TAX RATE Provision for income taxes as a percentage of earnings from continuing operations before income taxes and accounting changes. Does not represent cash paid for income taxes in the current accounting period. Also referred to as "actual tax rate" or "tax rate."

ENDING NET INVESTMENT (ENI) is the total capital we have invested in the financial services business. It is the sum of short-term borrowings, long-term borrowings and equity (excluding noncontrolling interests) adjusted for unrealized gains and losses on investment securities and hedging instruments. Alternatively, it is the amount of assets of continuing operations less the amount of non-interest bearing liabilities.

EQUIPMENT LEASED TO OTHERS Rental equipment we own that is available to rent and is stated at cost less accumulated depreciation.

FAIR VALUE HEDGE Qualifying derivative instruments that we use to reduce the risk of changes in the fair value of assets, liabilities or certain types of firm commitments. Changes in the fair values of derivative instruments that are designated and effective as fair value hedges are recorded in earnings, but are offset by corresponding changes in the fair values of the hedged items. See "Hedge."

FINANCING RECEIVABLES Investment in contractual loans and leases due from customers (not investment securities).

FORWARD CONTRACT Fixed price contract for purchase or sale of a specified quantity of a commodity, security, currency or other financial instrument with delivery and settlement at a specified future date. Commonly used as a hedging tool. See "Hedge."

GOODWILL The premium paid for acquisition of a business. Calculated as the purchase price less the fair value of net assets acquired (net assets are identified tangible and intangible assets, less liabilities assumed).

GUARANTEED INVESTMENT CONTRACTS (GICS) Deposit-type products that guarantee a minimum rate of return, which may be fixed or floating.

HEDGE A technique designed to eliminate risk. Often refers to the use of derivative financial instruments to offset changes in interest rates, currency exchange rates or commodity prices, although many business positions are "naturally hedged"—for example, funding a U.S. fixed-rate investment with U.S. fixed-rate borrowings is a natural interest rate hedge.

INTANGIBLE ASSET A non-financial asset lacking physical substance, such as goodwill, patents, licenses, trademarks and customer relationships.

INTEREST RATE SWAP Agreement under which two counterparties agree to exchange one type of interest rate cash flow for another. In a typical arrangement, one party periodically will pay a fixed amount of interest, in exchange for which that party will receive variable payments computed using a published index. See "Hedge."

INVESTMENT SECURITIES Generally, an instrument that provides an ownership position in a corporation (a stock), a creditor relationship with a corporation or governmental body (a bond), rights to contractual cash flows backed by pools of financial assets or rights to ownership such as those represented by options, subscription rights and subscription warrants.

MATCH FUNDING A risk control policy that provides funding for a particular financial asset having the same currency, maturity and interest rate characteristics as that asset. Match funding is executed directly, by issuing debt, or synthetically, through a combination of debt and derivative financial instruments. For example, when we lend at a fixed interest rate in the U.S., we can borrow those U.S. dollars either at a fixed rate of interest or at a floating rate executed concurrently with a pay-fixed interest rate swap. See "Hedge."

MONETIZATION Sale of financial assets to a third party for cash. For example, we sell certain loans, credit card receivables and trade receivables to third-party financial buyers, typically providing at least some credit protection and often agreeing to provide collection and processing services for a fee. Monetization normally results in gains on interest-bearing assets and losses on non-interest bearing assets. See "Securitization" and "Variable Interest Entity."

NONCONTROLLING INTEREST Portion of shareowner's equity in a subsidiary that is not attributable to GE.

OPERATING PROFIT GE earnings from continuing operations before interest and other financial charges, income taxes and effects of accounting changes.

OPTION The right, not the obligation, to execute a transaction at a designated price, generally involving equity interests, interest rates, currencies or commodities. See "Hedge."

OTHER COMPREHENSIVE INCOME Changes in assets and liabilities that do not result from transactions with shareowners and are not included in net income but are recognized in a separate component of shareowners' equity. Other Comprehensive Income includes the following components:

- **INVESTMENT SECURITIES**—Unrealized gains and losses on securities classified as available-for-sale
- **CURRENCY TRANSLATION ADJUSTMENTS**—The result of translating into U.S. dollars those amounts denominated or measured in a different currency
- **CASH FLOW HEDGES**—The effective portion of the fair value of cash flow hedges. Such hedges relate to an exposure to variability in the cash flows of recognized assets, liabilities or forecasted transactions that are attributable to a specific risk
- **BENEFIT PLANS**—Unamortized prior service costs and net actuarial losses (gains) related to pension and retiree health and life benefits
- **RECLASSIFICATION ADJUSTMENTS**—Amounts previously recognized in Other Comprehensive Income that are included in net income in the current period

PRODUCT SERVICES For purposes of the financial statement display of sales and costs of sales in our Statement of Earnings, "goods" is required by U.S. Securities and Exchange Commission regulations to include all sales of tangible products, and "services" must include all other sales, including broadcasting and other services activities. In our Management's Discussion and Analysis of Operations we refer to sales under product service agreements and sales of both goods (such as spare parts and equipment upgrades) and related services (such as monitoring, maintenance and repairs) as sales of "product services," which is an important part of our operations.

PRODUCT SERVICES AGREEMENTS Contractual commitments, with multiple-year terms, to provide specified services for products in our Energy Infrastructure, Aviation and Transportation installed base—for example, monitoring, maintenance, service and spare parts for a gas turbine/generator set installed in a customer's power plant.

PRODUCTIVITY The rate of increased output for a given level of input, with both output and input measured in constant currency.

PROGRESS COLLECTIONS Payments received from customers as deposits before the associated work is performed or product is delivered.

QUALIFIED SPECIAL PURPOSE ENTITIES (QSPEs) A type of variable interest entity whose activities are significantly limited and entirely specified in the legal documents that established it. There also are significant limitations on the types of assets and derivative instruments such entities may hold and the types and extent of activities and decision-making they may engage in.

RETAINED INTEREST A portion of a transferred financial asset retained by the transferor that provides rights to receive portions of the cash inflows from that asset.

RETURN ON AVERAGE GE SHAREOWNERS' EQUITY Earnings from continuing operations before accounting changes divided by average GE shareowners' equity, excluding effects of discontinued operations (on an annual basis, calculated using a five-point average). Average GE shareowners' equity, excluding effects of discontinued operations, as of the end of each of the years in the five-year period ended December 31, 2011, is described in the Supplemental Information section.

RETURN ON AVERAGE TOTAL CAPITAL INVESTED For GE, earnings from continuing operations before accounting changes plus the sum of after-tax interest and other financial charges and noncontrolling interests, divided by the sum of the averages of total shareowners' equity (excluding effects of discontinued operations), borrowings, mandatorily redeemable preferred stock and noncontrolling interests (on an annual basis, calculated using a five-point average). Average total shareowners' equity, excluding effects of discontinued operations as of the end of each of the years in the five-year period ended December 31, 2011, is described in the Supplemental Information section.

SECURITIZATION A process whereby loans or other receivables are packaged, underwritten and sold to investors. In a typical transaction, assets are sold to a special purpose entity, which purchases the assets with cash raised through issuance of beneficial interests (usually debt instruments) to third-party investors. Whether or not credit risk associated with the securitized assets is retained by the seller depends on the structure of the securitization. See "Monetization" and "Variable Interest Entity."

SUBPRIME For purposes of Consumer related discussion, subprime includes consumer finance products like mortgage, auto, cards, sales finance and personal loans to U.S. and global borrowers whose credit score implies a higher probability of default based upon GECC's proprietary scoring models and definitions, which add various qualitative and quantitative factors to a base credit score such as a FICO score or global bureau score. Although FICO and global bureau credit scores are a widely accepted rating of individual consumer creditworthiness, the internally modeled scores are more reflective of the behavior and default risks in the portfolio compared to stand-alone generic bureau scores.

TURNOVER Broadly based on the number of times that working capital is replaced during a year. Current receivables turnover is total sales divided by the five-point average balance of GE current receivables. Inventory turnover is total sales divided by a five-point average balance of inventories. See "Working Capital."

VARIABLE INTEREST ENTITY An entity that must be consolidated by its primary beneficiary, the party that holds a controlling financial interest. A variable interest entity has one or both of the following characteristics: (1) its equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) as a group, the equity investors lack one or more of the following characteristics: (a) the power to direct the activities that most significantly affect the economic performance of the entity, (b) obligation to absorb expected losses, or (c) right to receive expected residual returns.

WORKING CAPITAL Represents GE current receivables and inventories, less GE accounts payable and progress collections.

CORPORATE HEADQUARTERS
General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
(203) 373-2211

ANNUAL MEETING
GE's 2012 Annual Meeting of Shareowners will be held on Wednesday, April 25, 2012, at the Detroit Marriott at the Renaissance Center in Detroit, Michigan.

SHAREOWNER INFORMATION
To transfer securities, write to GE Share Owner Services, c/o Computershare, P.O. Box 358010, Pittsburgh, PA 15252-8010.

For shareowner inquiries, including enrollment information and a prospectus for the Direct Purchase and Reinvestment Plan, "GE Stock Direct," write to GE Share Owner Services, c/o Computershare, P.O. Box 358016, Pittsburgh, PA 15252-8016; or call (800) 786-2543 (800-STOCK-GE) or (201) 680-6848; or send an e-mail to **shrrelations@bnymellon.com**.

For Internet access to general shareowner information and certain forms, including transfer instructions or stock power, visit the Web site at **www.bnymellon.com/shareowner**.

STOCK EXCHANGE INFORMATION
In the United States, GE common stock is listed on the New York Stock Exchange (NYSE), its principal market. It also is listed on certain non-U.S. exchanges, including the London Stock Exchange and Euronext Paris.

TRADING AND DIVIDEND INFORMATION

	Common Stock Market Price		
(In dollars)	High	Low	Dividends declared
2011			
Fourth quarter	**$18.28**	**$14.02**	**$0.17**
Third quarter	**19.53**	**14.72**	**0.15**
Second quarter	**20.85**	**17.97**	**0.15**
First quarter	**21.65**	**18.12**	**0.14**
2010			
Fourth quarter	$18.49	$15.63	$0.14
Third quarter	16.70	13.75	0.12
Second quarter	19.70	14.27	0.10
First quarter	18.94	15.15	0.10

As of January 31, 2012, there were approximately 561,000 shareowner accounts of record.

FORM 10-K AND OTHER REPORTS; CERTIFICATIONS
The financial information in this report, in the opinion of management, substantially conforms with information required in the "Form 10-K Report" filed with the U.S. Securities and Exchange Commission (SEC) in February 2012. However, the Form 10-K Report also contains additional information, and it can be viewed at **www.ge.com/secreports**.

Copies also are available, without charge, from GE Corporate Investor Communications, 3135 Easton Turnpike, Fairfield, CT 06828.

General Electric Capital Corporation filed a Form 10-K Report with the SEC, and this can also be viewed at **www.ge.com/secreports**.

GE has included as exhibits to its Annual Report on Form 10-K for fiscal year 2011 filed with the SEC, certifications of GE's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. GE's Chief Executive Officer has also submitted to the NYSE a certification certifying that he is not aware of any violations by GE of the NYSE corporate governance listing standards.

INTERNET ADDRESS INFORMATION
Visit us online at **www.ge.com** for more information about GE and its products and services. For information about GE's consumer products and services, visit us at **www.geconsumerandindustrial.com**.

Information on the GE Foundation, GE's philanthropic organization, can be viewed at **www.gefoundation.com**.

The 2011 GE Annual Report is available online at **www.ge.com/annualreport**. For detailed news and information regarding our strategy and our businesses, please visit our Press Room online at **www.genewscenter.com**, our Investor Information site at **www.ge.com/investor** or our corporate blog at **www.gereports.com**.

CORPORATE OMBUDSPERSON
To report concerns related to compliance with the law, GE policies or government contracting requirements, write to GE Corporate Ombudsperson, P.O. Box 911, Fairfield, CT 06825; or call (800) 227-5003 or (203) 373-2603; or send an e-mail to **ombudsperson@corporate. ge.com**.

CONTACT THE GE BOARD OF DIRECTORS
The Audit Committee and the non-management directors have established procedures to enable anyone who has a concern about GE's conduct, or any employee who has a concern about the Company's accounting, internal accounting controls or auditing matters, to communicate that concern directly to the presiding director or to the Audit Committee. Such communications may be confidential or anonymous, and may be submitted in writing to: GE Board of Directors, General Electric Company (W2E), 3135 Easton Turnpike, Fairfield, CT 06828; or call (800) 417-0575 or (203) 373-2652; or send an e-mail to **Directors@corporate.ge.com**.

Patent applications filed in 2011 by GE include U.S. original and other applications.

Caution Concerning Forward-Looking Statements: This document contains "forward-looking statements"—that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include: current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; potential market disruptions or other impacts arising in the United States or Europe from developments in the European sovereign debt situation; the impact of conditions in the financial and credit markets on the availability and cost of General Electric Capital Corporation's (GECC) funding and on our ability to reduce GECC's asset levels as planned; the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults; changes in Japanese consumer behavior that may affect our estimates of liability for excess interest refund claims (Grey Zone); our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so; the adequacy of our cash flow and earnings and other conditions which may affect our ability to pay our quarterly dividend at the planned level; the level of demand and financial performance of the major industries we serve, including, without limitation, air and rail transportation, energy generation, real estate and healthcare; the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation; strategic actions, including acquisitions, joint ventures and dispositions and our success in completing announced transactions and integrating acquired businesses; the impact of potential information technology or data security breaches; and numerous other matters of national, regional and global scale, including those of a political, economic, business and competitive nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

GE's 2011 Annual Report was printed with four different cover designs. The covers represent the many ways GE works to build, power, move and cure the world.



GE Works



GE Works



GE Works



GE Works

GE is consistently ranked as one of the world's leading corporations:

BARRON'S
Most Respected Companies

FAST COMPANY
50 Most Innovative Companies

FORTUNE
World's Most Admired Companies®

BLOOMBERG BUSINESSWEEK
Best Companies for Leaders

ETHISPHERE
World's Most Ethical Companies

FSC www.fsc.org MIX Paper from responsible sources FSC® C102835

The paper used in this report was supplied by participants of the Sustainable Initiative Programs. The majority of the power utilized to manufacture this paper was renewable energy, produced with GE's wind and biogas technologies, and powered by GE steam engines and turbine engines.

Visit our interactive online annual report at www.ge.com/annualreport

Thanks to the customers, partners and GE employees who appear in this annual report for contributing their time and support.

Design by Addison www.addison.com Printing by Cenveo

General Electric Company
Fairfield, Connecticut 06828
www.ge.com

imagination at work

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